As filed with the Securities and Exchange Commission on ~~September 24, 2015[ ]April [ ]~~May ~~6~~9, 2016

Securities Act File No. 333-200595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
~~☒~~☐ **Pre-Effective Amendment No. 3**

~~☐~~☒ **Post-Effective Amendment No. 1**

Sierra Income Corporation
(Exact name of registrant as specified in charter)

~~375~~280 Park Ave, ~~33rd~~6th Floor East
New York, NY 10~~152~~017
(212) 759-0777
(Address and telephone number, including area code, of principal executive offices)

Seth Taube
Chief Executive Officer
~~375~~280 Park Ave, ~~33rd~~6th Floor East
New York, NY 10~~152~~017
(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Payam Siadatpour, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

Rosemarie A. Thurston, Esq.
Martin H. Dozier, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, GA 30309-3424
Tel: (404) 881-7000
Fax: (404) 253-8447

Lauren B. Prevost, Esq.
Heath D. Linsky, Esq.
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, NE
Atlanta, Georgia 30326
Tel: (404) 233-7000
Fax: (404) 365-9532

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

~~☐~~☒ when declared effective pursuant to Section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value per share	69,000,000 Shares	$10.00	$690,000,000	$0(2)

(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee. Assumes all shares sold are Class A shares at the initial public offering price of $10.00 per Class A share.

(2) ~~As discussed below, ~~Pursuant to Rule 415(a)(6) under the Securities Act, this Registration Statement carries over 69,000,000 shares of common stock previously registered by the Registrant under the Registration Statement on Form N-2 (File No. 333-175624), which was initially filed on July 18, 2011 and declared effective on April 16, 2012 (the "Prior Registration Statement"), with respect to which the Registrant paid filing fees of $80,178. The filing fee previously paid with respect to the shares being carried forward to this Registration Statement reduces the amount of fees currently due to $0.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 415(a)(6) under the Securities Act, the securities registered pursuant to this Registration Statement include unsold securities previously registered for sale pursuant to the registrant's registration statement on Form N-2 (File No. 333-175624) initially filed by the registrant on July 18, 2011, or the Prior Registration Statement. The Prior Registration Statement registered 150,000,000 shares of the registrant's common stock with a maximum aggregate offering price of $1,500,000,000 for sale pursuant to the registrant's initial public offering. As of the date of this Registration Statement approximately 69,000,000 shares of common stock from the initial public offering on the Prior Registration Statement remain unsold. The unsold shares from the Prior Registration Statement (and associated filing fees paid) are being carried forward to this Registration Statement. Pursuant to Rule 415(a)(6), the offering of unsold securities under the Prior Registration Statement will be deemed terminated as of the date of effectiveness of this Registration Statement.

Filed pursuant to Rule 497
File No. 333-200595

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. A registration statement relating to these securities has been filed with, and declared effective by, the Securities and Exchange Commission.

SUBJECT TO COMPLETION, DATED ~~APRIL [   ]~~MAY 6, 2016

Preliminary Prospectus



Maximum Offering of 69,000,000 Shares of Common Stock
Sierra Income Corporation
Common Stock

We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. We are managed by SIC Advisors LLC, or SIC Advisors, which is registered as an investment advisor with the Securities and Exchange Commission (the "SEC"). We have elected and intend to continue to qualify to be treated for federal income tax purposes, as a regulated investment company under the Internal Revenue Code of 1986, as amended.

Our investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. We intend to meet our investment objective by primarily lending to and investing in the debt of privately owned U.S. middle-market companies, which we define as companies with annual revenue between $50 million and $1 billion. We focus primarily on making investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We may make equity investments in companies that we believe will generate appropriate risk adjusted returns, although we do not expect such investments to be a substantial portion of our portfolio.

Through SC Distributors, LLC, our dealer manager, we are offering on a best efforts, continuous basis up to 69,000,000 shares of our common stock at an assumed offering price of $10.00 per share. If, however, our net asset value per share increases above our net proceeds per share as stated in this prospectus, we intend to sell our shares at a higher price as necessary to ensure that shares of our common stock are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. As a result, subscriptions for this offering will be for a specific dollar amount rather than a specified quantity of shares, which may result in subscribers receiving fractional shares rather than full share amounts. We have filed post-effective amendments to our prior registration statement that have allowed us to continue this offering beyond its initial term of two years. Our current registration statement will allow us to continue offering up to an additional ~~69,000,000 [   ]~~69,000,000 shares of common stock. Most recently on March ~~4~~2, 201~~5~~6, our board of directors approved an extension of the Company's offering period for an additional period of one year, extending the public offering to April 17, 201~~6~~7, unless further extended by our board of directors. As of ~~September 17, 2015[   ]~~April [   ]30, we had sold an aggregate of ~~77,811,974[   ]~~89,344,354 shares of our common stock for gross proceeds of approximately $~~7[   ]~~845 million.

This is our initial public offering and there is no public market for our common stock. The minimum permitted purchase by each individual investor is $2,000 of our common stock, except for investors in the State of Tennessee, who must invest a minimum of $2,500. To date, we have only offered one class of ~~common~~ our common stock, which we refer to herein as Class A shares. We ~~have~~intend to submit~~ted~~ an application to the SEC for an exemptive order to permit us to offer additional classes of our common stock. If an exemptive order satisfactory to us is granted we intend to offer Class A, Class T and Class I shares. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively.

- You should not expect to be able to sell your shares regardless of how we perform.
- If you are able to sell your shares, you will likely receive less than your purchase price.
- We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.
- Beginning the second quarter of 2013, we implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us. In addition, any such repurchases will be at a price equal to our most recently disclosed net asset value per share immediately prior to the date of repurchase.
- Investors in our Class T shares will be subject to an annual distribution fee of ~~[1.40]~~1.25% of the estimated value of such classes of shares, and will also be subject to a contingent deferred sales charge if they tender their shares within ~~[five]~~four years from the date of purchase. See "Multiple Share Classes."
- You should consider that you may not have access to the money you invest for an indefinite period of time.
- An investment in our shares is not suitable for you if you need access to the money you invest. See "Share Repurchase Program," "Suitability Standards" and "Share Liquidity Strategy."
- Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.
- Our distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.
- Our previous distributions to stockholders were funded from temporary fee reductions that are subject to repayment to our Adviser. These distributions were not based on our investment performance and may not continue in the future. If our Adviser had not agreed to make expense support payments, these distributions would have come from your paid in capital. The reimbursement of these payments owed to our Adviser will reduce the future distributions to which you would otherwise be entitled.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. Except as specifically required by the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted. We will file annual, quarterly and current reports, proxy statements and other information about us with the SEC. This information will be available free of charge by contacting us at ~~375~~280 Park Ave., ~~33rd~~6th Floor East, New York, NY 10~~152~~017, or by telephone at (212) 759-0777 or on our website at *http://www.sierraincomecorp.com.* Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The Securities and Exchange Commission also maintains a website at *http://www.sec.gov.* which contains such information.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See "Risk Factors" to read about the risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The use of forecasts in this offering is prohibited. Any representations to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in us is not permitted.

	Per Share
~~Price to public (initial offering price)(1)~~	~~$ 10.00~~
~~Sales load(2)~~	~~$ 0.975~~
~~Net proceeds to us (before expenses)(3)~~	~~$ 9.025~~

	Price to Public (1)	Maximum Sales Load (2)	Net Proceeds (Before Expenses)(3)
Per Class A Share	$ 10.00	9.75%	$ 9.025
Per Class T Share	$ 10.00	~~2.20~~~~4.75~~5.00%	$ [~~9.780~~]9.525
Per Class I Share	$ ~~—~~10.00	None	—

(1) Assumes all shares are sold at the initial offering price per share. Currently, we are only offering Class A shares. We intend to offer Class A, Class T and Class I shares in the future, subject to obtaining a satisfactory exemptive order from the SEC. See "Multi-Class Exemptive Relief."

(2) With respect to Class A shares, ~~T~~the sales load includes up to 7.0% of selling commissions, and up to 2.75% for dealer manager fees. With respect to Class T share, the sales load includes upfront selling commissions of up to ~~2.20%~~~~2.75~~3.0% and up to 2.00% for dealer manager fees. See "Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers." The "dealer manager fee" refers to the portion of the sales load available to participating broker-dealers for assistance in selling and marketing our shares. Under certain circumstances as described in this prospectus, selling commissions and the dealer manager fee may be reduced or eliminated in connection with certain purchases. In addition, if aggregate selling commissions and dealer manager fees are 9.75% or ~~4.75~~5.0%, we ~~could~~may reimburse our dealer manager ~~in an additional amount of up to 0.25%~~ for ~~other~~additional underwriting expenses. See "Plan of Distribution."

(3) In addition to the sales load, we estimate that we will incur in connection with this offering approximately $~~8.625~~4.6 million of offering expenses if the maximum number of 69,000,000 shares is sold at $10.00 per share.

With respect to Class A ~~S~~shares, ~~B~~because you will pay a sales load of up to 9.75% and offering expenses of approximately ~~1.25~~0.67%, if you invest $100 in our shares and pay the full sales load, approximately $89.00 of your investment will actually be available to us for investment in portfolio companies. If you are eligible to purchase shares without a commission, then approximately $96.00 of your $100 investment will be available to us for investment in portfolio companies. As a result, based on the initial public offering price of $10.00 per Class A share, you would have to experience a total return on your investment of ~~4.17%~~10.80% in order to recover these expenses. With respect to any sales of our Class T shares, because you would pay an upfront sales load of up to [~~2.20~~]~~4.75~~5.0% and offering costs of up to [~~0.75~~]~~1.25~~0.66%, if you invest $100 in our Class T shares and pay the full upfront sales load, at least $[~~97.05~~]94.34 but less than $[~~97.80~~]95.250 of your investment will actually be used by us for investments. As a result, based on the initial public offering price of $10.00 per Class T share, you would have to experience a total return on your investment of between [~~2.25~~]~~4.99~~5.26% and [~~3.04~~]6.380% in order to recover these expenses. See "Estimated Use of Proceeds."

An investment in our shares is NOT a bank deposit and is NOT insured by the Federal Deposit Insurance Corporation or any other government agency.

SC Distributors, LLC

Prospectus dated ~~October 9, 2015~~[_____], 2016

MULTI-CLASS EXEMPTIVE RELIEF

This prospectus relates to our shares of Class A, Class T and Class I common stock. We are currently only offering Class A shares for sale. We ~~have submitted~~ intend to submit to the SEC an application for an exemptive order to permit us to offer additional classes of common stock. If an exemptive order satisfactory to us is granted, we intend to offer Class A, Class T and Class I shares and may offer other classes of common stock. If an exemptive order satisfactory to us is not granted we will continue to offer Class A shares exclusively and will not offer any Class T or Class I shares. The exemptive order may require us to supplement or amend the terms set forth in this prospectus, including the terms of the Class A shares currently being offered, and we will file a prospectus supplement or an amendment to the registration statement to the extent required by the SEC.

Class A and Class T shares are subject to an upfront sales load of 9.75% and [2.20]4.75 5.0% of the gross proceeds received on Class A and Class T shares, respectively, while Class I shares are not subject to an upfront sales load. In addition, our dealer manager or its affiliate ~~will pay~~ may reallow to selected broker-dealers ~~additional selling commissions of up to [1.3]% of gross proceeds~~ all or any portion of the up-front selling commission and dealer manager fees received on Class T shares ~~and a dealer manager concession of up to [1.25]% of gross proceeds received on Class T. Such amounts paid by our dealer manager or its affiliate will not be paid by stockholders.~~ Class T shares are subject to an annual distribution fee of [1.40]1.25% of the estimated value of such shares, as determined in accordance with applicable rules of The Financial Industry Regulatory Authority, Inc., or FINRA. The annual distribution fee for Class T shares will begin to accrue on the first day of the first full calendar month following the date of the first sale of a Class T share. All or a portion of the distribution fee may be re-allowed to selected broker-dealers and financial representatives. In addition, SIC Advisors, or one of its affiliates, may, in its sole discretion, pay ~~to selected broker-dealers additional selling commissions of up to [ ]% of gross proceeds received on Class A and Class T shares and~~ a dealer manager concession of up to [ ]% of gross proceeds received on Class A and Class T shares. Such amounts paid by SIC Advisors or its affiliate will not be paid by stockholders. See "Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers."

At such time as we begin offering Class T shares, the automatic conversion feature applicable to Class T shares will take effect. See "Multiple Share Classes."

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the SEC, in connection with a continuous offering process, to raise capital for us. As we make material investments or have other material developments, we will periodically provide a prospectus supplement or may amend this prospectus to add, update or change information contained in this prospectus. We will seek to avoid interruptions in the continuous offering of our common stock, but may, to the extent permitted or required under the rules and regulations of the SEC, supplement the prospectus or file an amendment to the registration statement with the SEC if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in the prospectus. However, there can be no assurance that our continuous offering will not be interrupted during the SEC's review of any such amendment.

You should rely only on the information contained in this prospectus. Our dealer manager is SC Distributors, LLC, which we refer to in this prospectus as our dealer manager. Neither we nor our dealer manager has authorized any other person to provide you with information materially different from that contained in this prospectus. If anyone provides you with materially different or inconsistent information, you should not rely on it. We are not, and the dealer manager is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition and prospects may have changed since that date. To the extent required by applicable law, we will update this prospectus during the offering period to reflect material changes to the disclosure contained herein.

Any statement that we make in this prospectus may be modified or superseded by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement.

SUITABILITY STANDARDS

Shares of our common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial stockholders in this offering which require that a purchaser of shares have either:

- A gross annual income of at least $70,000 and a net worth of at least $70,000, or

- A net worth of at least $250,000.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor's home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

Alabama — In addition to the suitability standards noted above, the Alabama Securities Commission requires that this investment will only be sold to Alabama residents who represent that they have a liquid net worth of at least 10 times their investment in this program and other similar programs.

California — In addition to the suitability standards noted above, a California investor's total investment in us shall not exceed 10% of his or her net worth.

Idaho — In addition to the suitability standards above, the state of Idaho requires that each Idaho investor will not invest in the aggregate, more than 10% of his or her liquid net worth in shares of Sierra Income Corporation's common stock. Liquid net worth is defined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities.

Iowa — An Iowa investor's total investment in us shall not exceed 10% of his or her liquid net worth. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities.

Kansas — In addition to the suitability standards noted above, it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Kentucky — In addition to the suitability standards noted above, ~~a Kentucky investor must have (i) either gross annual income of at least $85,000 and a minimum net worth of $85,000, or (ii) a minimum net worth alone of $300,000. Moreover, no Kentucky resident shall invest more than 10% of his or her liquid net worth in us~~ no Kentucky resident shall invest more than 10% of his or her liquid net worth (cash, cash equivalents and readily marketable securities) in our shares or the shares of our affiliated non-traded business development companies.

Maine — In addition to the suitability standards noted above, the Maine Office of Securities recommends that an investor's aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

Massachusetts — In addition to the suitability standards noted above, Massachusetts investors may not invest more than 10% of their liquid net worth in this offering and in other illiquid direct participation programs. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

Nebraska — In addition to the suitability standards noted above, a Nebraska investors must have (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $250,000, or (b) a net worth of at least $350,000; and (ii) Nebraska investors must limit their aggregate investment in this offering and in the securities of other non-traded business development companies (BDC's) to 10% of such investor's net worth (exclusive of home, home furnishings, and automobiles). An investment by a Nebraska investor who is an accredited investor within the meaning of the Federal securities laws is not subject to the foregoing limitations.

New Jersey — In addition to the suitability standards noted above, New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, "liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor's investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico — In addition to the suitability standards noted above, a New Mexico resident's investment should not exceed 10% of his or her liquid net worth in us, our affiliates and other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

North Dakota — In addition to the suitability standards noted above, North Dakota requires that shares may only be sold to residents of North Dakota that represent they have a net worth of at least ten times their investment in us and its affiliates and that they meet one of the established suitability standards.

Ohio — It shall be unsuitable for an Ohio investor's aggregate investment in us, our affiliates, and in other non-traded business development programs to exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" shall be defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles *minus* total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Oklahoma — In addition to the suitability standards noted above, an Oklahoma investor must limit his or her investment in us to 10% of his or her net worth (excluding home, furnishings, and automobiles).

Oregon — In addition to the suitability standards noted above, an Oregon investor must limit his or her investment in us to 10% of his or her net worth (excluding home, furnishings, and automobiles).

Tennessee — Investors who reside in the state of Tennessee must have either (i) a net worth of $100,000 and minimum annual gross income of $100,000 or (ii) a minimum net worth of $500,000. In addition, a Tennessee investor's total investment in us shall not exceed 10% of his or her liquid net worth.

Texas — In addition to the suitability standards noted above, Texas residents purchasing shares (i) must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $250,000; and (ii) may not invest more than 10% of their net worth in us. For Texas residents, "net worth" does not include the value of one's home, home furnishings or automobiles.

Our Sponsor, as well as those selling shares on our behalf and participating broker-dealers and registered investment advisors recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor's financial situation and investment objectives and must maintain records for at least six years of the information used to determine that an investment in the shares is suitable and appropriate for each investor. Relevant information for this purpose will include at least the age, investment objectives, investment experience, income, net worth, financial situation and other investments of the prospective investor, as well as other pertinent factors. In making this determination, your participating broker-dealer, authorized representative or other person selling shares on our behalf will, based on a review of the information provided by you, consider whether you:

- meet the minimum income and net worth standards established in your state;

- can reasonably benefit from an investment in our common stock based on your overall investment objectives and portfolio structure;

- are able to bear the economic risk of the investment based on your overall financial situation, including the risk that you may lose your entire investment; and

- have an apparent understanding of the following:

  - the fundamental risks of your investment;

  - the lack of liquidity of your shares;

  - the restrictions on transferability of your shares;

  - the background and qualification of our Advisor; and

  - the tax consequences of your investment.

The exemption for secondary trading under California Corporations Code §25104(h) will be withheld, but there may be other exemptions to cover private sales by the bona fide owner for his own account without advertising and without being effected by or through a broker dealer in a public offering. In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

The minimum purchase amount is $2,000 in shares of our common stock except for investors in the state of Tennessee, who must invest a minimum of $2,500. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each contribution is made in increments of $100. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

If you have previously acquired shares, any additional purchase must be in amounts of at least $500. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

In the case of sales to fiduciary accounts, these suitability standards must be met by the person who directly or indirectly supplied the funds for the purchase of the shares of our stock or by the beneficiary of the account. These suitability standards are intended to help ensure that, given the long-term nature of an investment in shares of our stock, our investment objectives and the relative illiquidity of our stock, shares of our stock are an appropriate investment for those of you who become stockholders. Those selling shares on our behalf must make every reasonable effort to determine that the purchase of shares of our stock is a suitable and appropriate investment for each stockholder based on information provided by the stockholder in the subscription agreement. Each participating broker-dealer is required to maintain for six years records of the information used to determine that an investment in shares of our stock is suitable and appropriate for a stockholder.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as "institutional investors" under the state securities laws of the state in which they reside. "Institutional investor" is generally defined to include banks, insurance companies, investment companies as defined in the Investment Company Act of 1940, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an "institutional investor" under applicable state securities laws.

TABLE OF CONTENTS

v

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider before investing in our common stock. To understand this offering fully, you should read the entire prospectus carefully including the section entitled "Risk Factors," before making a decision to invest in our common stock.

Unless otherwise noted, the terms "we," "us," "our," the "Company" and "Sierra Income" refer to Sierra Income Corporation. We refer to SIC Advisors LLC, our investment advisor, as "SIC Advisors" and the "Advisor." SIC Advisors is a majority owned subsidiary of Medley LLC, our sponsor, which we refer to as the "Sponsor" or "Medley LLC." The Sponsor is controlled by Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. "Medley" refers, collectively, to the activities and operations of Medley Capital LLC, Medley LLC, Medley Management Inc., Medley Group LLC, associated investment funds and their respective affiliates.

Sierra Income Corporation

We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. We are externally managed by SIC Advisors, which is a registered investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act, and a majority owned subsidiary of Medley. SIC Advisors is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. We have elected to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, as amended, or the Code.

Our investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. We intend to meet our investment objective by primarily lending to and investing in the debt of privately owned U.S. middle-market companies, which we define as companies with annual revenue between $50 million and $1 billion. We focus primarily on making investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We may also make equity investments in companies that we believe will generate appropriate risk adjusted returns, although we do not expect such investments to be a substantial portion of our portfolio. During our offering period and thereafter, if our Advisor deems it appropriate and to the extent permitted by the 1940 Act, we may invest a portion of our assets in more liquid debt securities, some of which may trade on a national securities exchange. See "Regulation."

We believe the middle-market private debt market is undergoing structural shifts that are creating significant opportunities for non-bank lenders and investors. The underlying drivers of these structural changes include: reduced participation by banks in the private debt markets, particularly within the middle-market, and demand for private debt created by committed and uninvested private equity capital. We intend to focus on taking advantage of this structural shift by lending directly to companies that are underserved by the traditional banking system and generally seek to avoid broadly marketed investment opportunities. We expect to source investment opportunities through a variety of channels, including direct relationships with companies, financial intermediaries such as national, regional and local bankers, accountants, lawyers and consultants, as well as through financial sponsors that Medley has cultivated over the past eight years. As a leading provider of private debt, Medley is often sought out as a preferred financing partner.

~~Our Investment Team, which is provided by our Advisor, has an aggregate of over 200 years~~ We believe the investment team of SIC Advisors has a significant amount of experience in the credit business, including originating, underwriting, principal investing and loan structuring. Our Advisor, through

Medley, has access to over 80 employees, including over 44 investment, origination and credit management professionals, and over 36 operations, marketing and distribution professionals, each with what we believe to be extensive experience in their respective disciplines.

We may use debt within the levels permitted by the 1940 Act when the terms and conditions available are favorable to long-term investing and well aligned with our investment strategy and portfolio composition. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings, as well as the risks of such borrowings within the context of our investment outlook and the impact of leverage on our investment portfolio. We may use leverage to fund new transactions, alleviating the timing challenges of raising new equity capital through a continuous offering, and to enhance stockholder returns. The amount of leverage that we employ will be subject to oversight by our board of directors, including a majority of independent directors with no material interests in such transactions.

We are issuing shares of common stock through this offering, each share of which has equal rights to distributions, voting, liquidation, and conversion. Our common stock is non-assessable, meaning that there is no liability for calls or assessments, nor are there any preemptive rights in favor of existing stockholders. Our distributions will be determined by our board of directors in its sole discretion. We intend to seek to complete a liquidity event within seven years after the completion of our offering stage, or at such earlier time as our board of directors may determine, taking into account market conditions and other factors. We will view our offering stage as complete as of the termination date of our continuous offering, which includes sale conducted under our prior registration statement, our current registration statement and any follow-on registration statement. Because of this timing for our anticipated liquidity event, stockholders may not be able to sell their shares promptly or at a desired price prior to that point. There can be no assurance that we will complete a liquidity event within this timeframe or at all. As a result, an investment in our shares is not suitable if you require short-term liquidity with respect to your investment in us.

Status of Our Public Offering and Investment Activity

Since commencing operations, we have raised a total of approximately $~~819~~8~~32~~45 million, which includes the issuance of 1,108,033.24 shares of our common stock to SIC Advisors LLC in exchange for gross proceeds of $10 million immediately following the effectiveness of our registration statement. As of ~~March 9~~April 7, 2016, we have combined proceeds, as well as leverage through our revolving credit facilities with ING Capital and JP Morgan Chase, which we have used to invest $~~966~~980 million in principal across ~~87~~91 transactions, the details of which are listed below.

For the quarter ended December 31, 2015, we invested $74.1 million of principal in directly originated transactions across 10 portfolio companies. As of ~~March 9~~April 7, 2016, the investment portfolio was comprised of $~~836.7~~844.7 million of principal in directly originated transactions across 6~~4~~6 portfolio companies and $1~~29.6~~35.7 million of principal in syndicated transactions across 2~~3~~5 portfolio companies.

As of ~~March 9~~April 7, 2016, the weighted-average yield based upon original cost on our portfolio investments was approximately 9.~~6~~7%, and approximately ~~96.1~~95.2% of our portfolio investments were senior secured. As of ~~March 9~~April 7, 2016, ~~87.0~~85.8% of our income-bearing investment portfolio bore interest based on floating rates, such as LIBOR or the Alternate Base Rate ("***ABR***"), and ~~13.0~~14.2% bore interest at fixed rates. The weighted-average yield on income producing investments is computed based upon a combination of the cash flows to date and the contractual interest payments, principal amortization and fee notes due at maturity, without giving effect to closing fees received, base management fees, incentive fees or general fund-related expenses. Each floating-rate loan uses LIBOR or ABR as its floating-rate index. For each floating-rate loan, the projected fixed-rate equivalent coupon rate used to forecast the interest cash flows was calculated by adding the interest-rate spread specified in the relevant loan document to the fixed-rate equivalent LIBOR or ABR rate, with the duration of such fixed-rate return matched to the specific loan, adjusted by the LIBOR or ABR floor and/or cap in place on that loan.

The table below shows our investment portfolio as of ~~March 9~~April 7, 2016:

Company	Sector	Security Type	Maturity	Interest Rate *	Principal Amount ($'MM)	Acquisition Date
~~A2Z Wireless Holdings Inc.~~ A2Z Wireless Holdings Inc.	~~Telecommunications~~ Telecommunications	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~1/15/2021~~ 1/15/2021	~~LIBOR + 9.000%, 1.000% Floor~~ LIBOR + 9.000%, 1.000% Floor	~~10.00~~ 9.87	~~1/15/2016~~ 1/15/2016
~~AAR Intermediate Holdings, LLC~~ AAR Intermediate Holdings, LLC	~~Energy: Oil & Gas~~ Energy: Oil & Gas	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~3/30/2019~~ 3/30/2019	~~LIBOR + 14.000%, 1.000% Floor, PIK~~ LIBOR + 14.000%, 1.000% Floor, PIK	~~11.92~~ 11.25	~~9/30/2014~~ 9/30/2014
~~AAR Intermediate Holdings, LLC~~ AAR Intermediate Holdings, LLC	~~Energy: Oil & Gas~~ Energy: Oil & Gas	~~Warrants~~ Warrants	~~—~~ —	~~—~~ —	~~—~~ —	~~9/30/2014~~ 9/30/2014
~~Access Media Holding LLC~~ Access Media Holding LLC	~~Media: Broadcasting & Subscription~~ Media: Broadcasting & Subscription	~~Senior Secured First Lien Term Loans~~ Senior Secured First Lien Term Loans	~~7/22/2020~~ 7/22/2020	~~5.000%, 5.000% PIK~~ 5.000%, 5.000% PIK	~~6.76~~ 6.76	~~10/22/2013~~ 10/22/2013
~~Access Media Holding LLC~~ Access Media Holding LLC	~~Media: Broadcasting & Subscription~~ Media: Broadcasting & Subscription	~~Preferred Equity~~ Preferred Equity	~~—~~ 7/22/2020	~~—~~ 12.000% PIK	~~—~~ 1.75	~~7/23/2015~~ 7/23/2015
Access Media Holding LLC	Media: Broadcasting & Subscription	Common Stock	—	—	—	7/23/2015
~~Access Media Holding LLC~~ Advanced Diagnostic Holdings LLC	~~Media: Broadcasting & Subscription~~ Healthcare & Pharmaceuticals	~~Common Stock~~ Senior Secured Second Lien Term Loans	~~—~~ 12/11/2020	~~—~~ LIBOR + 8.750%, 0.875% Floor	~~—~~ 15.46	~~7/23/2015~~ 12/11/2015
~~Advanced Diagnostic Holdings LLC~~ Alpha Media LLC	~~Healthcare & Pharmaceuticals~~ Media: Broadcasting & Subscription	~~Senior Secured Second Lien Term Loans~~ Senior Secured First Lien Term Loans	~~12/11/2020~~ 2/25/2022	~~LIBOR + 8.750%, 0.875% Floor~~ LIBOR + 6.000%, 1.000% Floor	~~15.55~~ 9.75	~~12/11/2015~~ 3/11/2016
~~American Beacon Advisors, Inc.~~ American Beacon Advisors, Inc.	~~Banking, Finance, Insurance & Real Estate~~ Banking, Finance, Insurance & Real Estate	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~4/30/2023~~ 4/30/2023	~~LIBOR + 8.750%, 1.000% Floor~~ LIBOR + 8.750%, 1.000% Floor	~~6.00~~ 6.00	~~3/17/2015~~ 3/17/2015
~~Anaren, Inc.~~ Anaren, Inc.	~~Aerospace & Defense~~ Aerospace & Defense	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~8/18/2021~~ 8/18/2021	~~LIBOR + 8.250%, 1.000% Floor~~ LIBOR + 8.250%, 1.000% Floor	~~10.00~~ 10.00	~~2/27/2014~~ 2/27/2014
~~APCO Holdings Inc.~~ APCO Holdings Inc.	~~Banking, Finance, Insurance & Real Estate~~ Banking, Finance, Insurance & Real Estate	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~1/29/2022~~ 1/29/2022	~~LIBOR + 6.000%, 1.000% Floor~~ LIBOR + 6.000%, 1.000% Floor	~~4.50~~ 4.50	~~1/29/2016~~ 1/29/2016
~~Aperture Group LLC~~ Aperture Group LLC	~~Banking, Finance, Insurance & Real Estate~~ Banking, Finance, Insurance & Real Estate	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~8/29/2019~~ 8/29/2019	~~LIBOR + 6.250%, 1.000% Floor~~ LIBOR + 6.250%, 1.000% Floor	~~2.43~~ 2.43	~~9/5/2014~~ 9/5/2014
~~Associated Asphalt Partners, LLC~~ Associated Asphalt Partners, LLC	~~Chemicals, Plastics & Rubber~~ Chemicals, Plastics & Rubber	~~Senior Secured First Lien Notes~~ Senior Secured First Lien Notes	~~2/15/2018~~ 2/15/2018	~~8.500%~~ 8.500%	~~1.78~~ 1.78	~~2/27/2013~~ 2/27/2013
~~Asurion Corp.~~ Asurion Corp.	~~Banking, Finance, Insurance & Real Estate~~ Banking, Finance, Insurance & Real Estate	~~Senior Secured Second Lien Term loans~~ Senior Secured Second Lien Term Loans	~~3/3/2021~~ 3/3/2021	~~LIBOR + 7.500%, 1.000% Floor~~ LIBOR + 7.500%, 1.000% Floor	~~7.00~~ 7.00	~~12/18/2014~~ 12/18/2014
~~Atrium Innovations, Inc.~~ Atrium Innovations, Inc.	~~Healthcare & Pharmaceuticals~~ Healthcare & Pharmaceuticals	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~8/13/2021~~ 8/13/2021	~~LIBOR + 6.750%, 1.000% Floor~~ LIBOR + 6.750%, 1.000% Floor	~~5.00~~ 5.00	~~1/29/2014~~ 1/29/2014

Aviation Technical Services, Inc. Aviation Technical Services, Inc.	Aerospace & Defense Aerospace & Defense	Senior Secured Second Lien Term Loans Senior Secured Second Lien Term Loans	3/31/2022 3/31/2022	LIBOR + 8.500%, 1.000% Floor LIBOR + 8.500%, 1.000% Floor	22.50 22.50	9/30/2015 9/30/2015
Backcountry.com, LLC Backcountry.com, LLC	Retail Retail	Senior Secured First Lien Term loans Senior Secured First Lien Term Loans	6/30/2020 6/30/2020	LIBOR + 7.250%, 1.000% Floor LIBOR + 7.250%, 1.000% Floor	34.92 34.81	6/30/2015 6/30/2015
Bennu Oil & Gas, LLC Bennu Oil & Gas, LLC	Energy: Oil & Gas Energy: Oil & Gas	Senior Secured Second Lien Term Loans Senior Secured Second Lien Term Loans	11/1/2018 11/1/2018	LIBOR + 8.500%, 1.25% Floor, 2.5% PIK LIBOR + 8.500%, 1.25% Floor, 2.5% PIK	5.57 5.57	10/31/2013 10/31/2013
Birch Communications Inc. Birch Communications Inc.	Telecommunications Telecommunications	Senior Secured First Lien Term loans Senior Secured First Lien Term Loans	7/18/2020 7/18/2020	LIBOR + 6.750%, 1.000% Floor LIBOR + 6.750%, 1.000% Floor	14.53 14.44	8/5/2014 8/5/2014
Black Angus Steakhouses LLC Black Angus Steakhouses LLC	Hotel, Gaming & Leisure Hotel, Gaming & Leisure	Senior Secured First Lien Term loans Senior Secured First Lien Term Loans	4/24/2020 4/24/2020	LIBOR + 9.000%, 1.000% Floor LIBOR + 9.000%, 1.000% Floor	20.15 20.69	4/24/2015 4/24/2015
Brundage-Bone Concrete Pumping, Inc. Brundage-Bone Concrete Pumping, Inc.	Construction & Building Construction & Building	Senior Secured First Lien Notes Senior Secured First Lien Notes	9/1/2021 9/1/2021	10.375% 10.375%	7.50 7.50	8/18/2014 8/18/2014
Capstone Nutrition Capstone Nutrition	Healthcare & Pharmaceuticals Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans Senior Secured First Lien Term Loans	4/28/2019 4/28/2019	LIBOR + 12.500%, 1.000% Floor, PIK LIBOR + 12.500%, 1.000% Floor, PIK	15.96 15.96	4/28/2014 4/28/2014
Capstone Nutrition Capstone Nutrition	Healthcare & Pharmaceuticals Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans Senior Secured First Lien Term Loans	4/1/2016 4/1/2016	LIBOR + 12.500%, 1.000% Floor, PIK LIBOR + 12.500%, 1.000% Floor, PIK	4.16 5.30	10/2/2015 10/2/2015

Company	Sector	Security Type	Maturity	Interest Rate *	Principal Amount ($'MM)	Acquisition Date
~~Capstone Nutrition~~ Capstone Nutrition	~~Healthcare & Pharmaceuticals~~ Healthcare & Pharmaceuticals	~~Common Stock~~ Common Stock	~~—~~ —	~~—~~ —	~~—~~ —	~~4/28/2014~~ 4/28/2014
~~Charming Charlie Inc.~~ Charming Charlie Inc.	~~Retail~~ Retail	~~Senior Secured First Lien Term Loans~~ Senior Secured First Lien Term Loans	~~12/24/2019~~ 12/24/2019	~~LIBOR + 8.000%, 1.000% Floor~~ LIBOR + 8.000%, 1.000% Floor	~~8.83~~ 8.83	~~12/18/2013~~ 12/18/2013
~~Collective Brands Finance Inc.~~ Collective Brands Finance Inc.	~~Retail~~ Retail	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~3/11/2022~~ 3/11/2022	~~LIBOR + 7.500%, 1.000% Floor~~ LIBOR + 7.500%, 1.000% Floor	~~6.00~~ 6.00	~~3/6/2014~~ 3/6/2014
~~Contmid Inc.~~ Contmid Inc.	~~Automotive~~ Automotive	~~Senior Secured Second Lien Term loans~~ Senior Secured Second Lien Term Loans	~~10/25/2019~~ 10/25/2019	~~LIBOR + 9.000%, 1.000% Floor~~ LIBOR + 9.000%, 1.000% Floor	~~27.91~~ 27.91	~~7/24/2014~~ 7/24/2014
~~ConvergeOne Holdings Corp.~~ ConvergeOne Holdings Corp.	~~Telecommunications~~ Telecommunications	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~6/17/2021~~ 6/17/2021	~~LIBOR + 8.000%, 1.000% Floor~~ LIBOR + 8.000%, 1.000% Floor	~~12.50~~ 12.50	~~6/16/2014~~ 6/16/2014
~~Cornerstone Chemical Company~~ Cornerstone Chemical Company	~~Chemicals, Plastics & Rubber~~ Chemicals, Plastics & Rubber	~~Senior Secured First Lien Notes~~ Senior Secured First Lien Notes	~~3/15/2018~~ 3/15/2018	~~9.375%~~ 9.375%	~~4.97~~ 4.97	~~3/4/2013~~ 3/4/2013
~~CP OpCo, LLC~~ CP OpCo, LLC	~~Services: Consumer~~ Services: Consumer	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~9/30/2020~~ 9/30/2020	~~LIBOR + 6.750%, 1.000% Floor~~ LIBOR + 6.750%, 1.000% Floor	~~3.00~~ 3.00	~~9/30/2014~~ 9/30/2014
~~CRGT Inc.~~ CRGT Inc.	~~High Tech Industries~~ High Tech Industries	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~12/19/2020~~ 12/19/2020	~~LIBOR + 6.500%, 1.000% Floor~~ LIBOR + 6.500%, 1.000% Floor	~~4.81~~ 4.75	~~12/18/2014~~ 12/18/2014
~~DHISCO Electronic Distribution, Inc.~~ DHISCO Electronic Distribution, Inc.	~~Hotel, Gaming & Leisure~~ Hotel, Gaming & Leisure	~~Warrants~~ Warrants	~~—~~ —	~~-~~ —	~~—~~ —	~~11/10/2014~~ 11/10/2014
~~DHISCO Electronic Distribution, Inc.~~ DHISCO Electronic Distribution, Inc.	~~Hotel, Gaming & Leisure~~ Hotel, Gaming & Leisure	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~11/10/2019~~ 11/10/2019	~~LIBOR + 9.000%, 1.500% Floor~~ LIBOR + 9.000%, 1.500% Floor	~~19.52~~ 19.52	~~11/10/2014~~ 11/10/2014
~~DHISCO Electronic Distribution, Inc.~~ DHISCO Electronic Distribution, Inc.	~~Hotel, Gaming & Leisure~~ Hotel, Gaming & Leisure	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~2/10/2018~~ 2/10/2018	~~LIBOR + 9.000%, 1.500% Floor PIK~~ LIBOR + 9.000%, 1.500% Floor PIK	~~4.07~~ 4.14	~~11/10/2014~~ 11/10/2014
~~Drew Marine Partners, LP~~ Drew Marine Partners, LP	~~Transportation: Cargo~~ Transportation: Cargo	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~5/19/2021~~ 5/19/2021	~~LIBOR + 7.000%, 1.000% Floor~~ LIBOR + 7.000%, 1.000% Floor	~~10.00~~ 10.00	~~12/10/2013~~ 12/10/2013
~~Dynamic Energy Services International LLC~~ Dynamic Energy Services International LLC	~~Energy: Oil & Gas~~ Energy: Oil & Gas	~~Senior Secured First Lien Term Loans~~ Senior Secured First Lien Term Loans	~~3/6/2018~~ 3/6/2018	~~LIBOR + 8.500%, 1.000% Floor~~ LIBOR + 8.500%, 1.000% Floor	~~9.13~~ 9.00	~~3/3/2014~~ 3/3/2014
~~EarthLink, Inc.~~ EarthLink, Inc.	~~Telecommunications~~ Telecommunications	~~Senior Secured First Lien Notes~~ Senior Secured First Lien Notes	~~6/1/2020~~ 6/1/2020	~~7.375%~~ 7.375%	~~2.45~~ 2.45	~~7/17/2013~~ 7/17/2013
~~First Boston Construction Holdings, LLC~~ First Boston Construction Holdings, LLC	~~Banking, Finance, Insurance & Real Estate~~ Banking, Finance, Insurance & Real Estate	~~Senior Secured First Lien Notes~~ Senior Secured First Lien Notes	~~12/31/2020~~ 12/31/2020	~~12.000%~~ 12.000%	~~5.63~~ 3.97	~~12/28/2015~~ 12/28/2015
~~First Boston Construction Holdings, LLC~~ First Boston Construction Holdings, LLC	~~Banking, Finance, Insurance & Real Estate~~ Banking, Finance, Insurance & Real Estate	~~Preferred Equity~~ Preferred Equity	~~—~~ —	~~—~~ —	~~—~~ —	~~12/28/2015~~ 12/28/2015
~~FKI Security Group LLC~~ FKI Security Group LLC	~~Capital Equipment~~ Capital Equipment	~~Senior Secured First Lien Term Loans~~	~~3/30/2020~~ 3/30/2020	~~LIBOR + 8.500%, 1.000% Floor~~	~~14.72~~ 14.63	~~3/30/2015~~ 3/30/2015

		Senior Secured First Lien Term Loans		LIBOR + 8.500%, 1.000% Floor		
~~Frontier Communications Corp.~~ Frontier Communications Corp.	~~Telecommunications~~ Telecommunications	~~Senior Secured First Lien Notes~~ Senior Secured First Lien Notes	~~9/15/2022~~ 9/15/2022	~~10.250%~~ 10.250%	~~2.00~~ 2.00	~~9/11/2015~~ 9/11/2015
~~Gastar Exploration USA, Inc.~~ Gastar Exploration USA, Inc.	~~Energy: Oil & Gas~~ Energy: Oil & Gas	~~Senior Secured Second Lien Notes~~ Senior Secured Second Lien Notes	~~5/15/2018~~ 5/15/2018	~~8.625%~~ 8.625%	~~5.40~~ 5.40	~~5/10/2013~~ 5/10/2013
~~Genex Holdings, Inc.~~ Genex Holdings, Inc.	~~Banking, Finance, Insurance & Real Estate~~ Banking, Finance, Insurance & Real Estate	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~5/30/2022~~ 5/30/2022	~~LIBOR + 7.750%, 1.000% Floor~~ LIBOR + 7.750%, 1.000% Floor	~~9.50~~ 9.50	~~5/22/2014~~ 5/22/2014
~~GK Holdings, Inc.~~ GK Holdings, Inc.	~~Services: Business~~ Services: Business	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~1/20/2022~~ 1/20/2022	~~LIBOR + 9.500%, 1.000% Floor~~ LIBOR + 9.500%, 1.000% Floor	~~10.00~~ 10.00	~~1/30/2015~~ 1/30/2015
~~Green Field Energy Services, Inc.~~ Green Field Energy Services, Inc.	~~Energy: Oil & Gas~~ Energy: Oil & Gas	~~Senior Secured Second Lien Notes~~ Senior Secured Second Lien Notes	~~11/15/2016~~ 11/15/2016	~~13.000%~~ 13.000%	~~0.77~~ 0.77	~~5/23/2012~~ 5/23/2012
~~GTCR Valor Companies, Inc.~~ GTCR Valor Companies, Inc.	~~High Tech Industries~~ High Tech Industries	~~Senior Secured First Lien Term Loans~~ Senior Secured First Lien Term Loans	~~5/30/2021~~ 5/30/2021	~~LIBOR + 5.000%, 1.000% Floor~~ LIBOR + 5.000%, 1.000% Floor	~~2.91~~ 2.91	~~5/22/2014~~ 5/22/2014

4

Company	Sector	Security Type	Maturity	Interest Rate *	Principal Amount ($'MM)	Acquisition Date
~~GTCR Valor Companies, Inc.~~ GTCR Valor Companies, Inc.	~~High Tech Industries~~ High Tech Industries	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~11/30/2021~~ 11/30/2021	~~LIBOR + 8.500%, 1.000% Floor~~ LIBOR + 8.500%, 1.000% Floor	~~4.00~~ 4.00	~~5/22/2014~~ 5/22/2014
~~HBC Holdings, LLC~~ HBC Holdings, LLC	~~Consumer goods: Durable~~ Consumer goods: Durable	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~3/30/2020~~ 3/30/2020	~~LIBOR + 5.750%, 1.000% Floor~~ LIBOR + 5.750%, 1.000% Floor	~~14.81~~ 14.78	~~9/30/2014~~ 9/30/2014
~~Heligear Acquisition Co.~~ Heligear Acquisition Co.	~~Aerospace & Defense~~ Aerospace & Defense	~~Senior Secured First Lien Notes~~ Senior Secured First Lien Notes	~~10/7/2019~~ 10/7/2019	~~10.250%~~ 10.250%	~~15.00~~ 15.00	~~9/30/2014~~ 9/30/2014
~~Hill International, Inc.~~ Hill International, Inc.	~~Construction & Building~~ Construction & Building	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~9/26/2020~~ 9/26/2020	~~LIBOR + 6.750%, 1.000% Floor~~ LIBOR + 6.750%, 1.000% Floor	~~16.79~~ 16.75	~~9/30/2014~~ 9/30/2014
~~Holland Acquisition Corp.~~ Holland Acquisition Corp.	~~Energy: Oil & Gas~~ Energy: Oil & Gas	~~Senior Secured First Lien Term Loans~~ Senior Secured First Lien Term Loans	~~5/29/2018~~ 5/29/2018	~~LIBOR + 9.000%, 1.000% Floor~~ LIBOR + 9.000%, 1.000% Floor	~~4.55~~ 4.55	~~9/26/2013~~ 9/26/2013
~~Ignite Restaurant Group, Inc.~~ Ignite Restaurant Group, Inc.	~~Retail~~ Retail	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~2/13/2019~~ 2/13/2019	~~LIBOR + 7.000%, 1.000% Floor~~ LIBOR + 7.000%, 1.000% Floor	~~9.31~~ 9.29	~~8/18/2014~~ 8/18/2014
~~IHS Intermediate, Inc.~~ IHS Intermediate, Inc.	~~Services: Business~~ Services: Business	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~7/20/2022~~ 7/20/2022	~~LIBOR + 8.250%, 1.000% Floor~~ LIBOR + 8.250%, 1.000% Floor	~~25.00~~ 25.00	~~7/20/2015~~ 7/20/2015
~~Interface Security Systems, Inc.~~ Interface Security Systems, Inc.	~~Services: Consumer~~ Services: Consumer	~~Senior Secured First Lien Notes~~ Senior Secured First Lien Notes	~~1/15/2018~~ 1/15/2018	~~9.250%~~ 9.250%	~~2.89~~ 2.89	~~1/15/2013~~ 1/15/2013
~~Invision Diversified, LLC~~ Invision Diversified, LLC	~~Services: Business~~ Services: Business	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~6/30/2020~~ 6/30/2020	~~LIBOR + 8.500%, 1.000% Floor~~ LIBOR + 8.500%, 1.000% Floor	~~24.88~~ 24.81	~~6/30/2015~~ 6/30/2015
~~IPS Corporation~~ IPS Corporation	~~Wholesale~~ Wholesale	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~2/5/2021~~ 2/5/2021	~~LIBOR + 6.250%, 1.000% Floor~~ LIBOR + 6.250%, 1.000% Floor	~~9.88~~ 9.85	~~3/5/2015~~ 3/5/2015
~~IronGate Energy Services, LLC~~ IronGate Energy Services, LLC	~~Energy: Oil & Gas~~ Energy: Oil & Gas	~~Senior Secured First Lien Notes~~ Senior Secured First Lien Notes	~~7/1/2018~~ 7/1/2018	~~11.000%~~ 11.000%	~~3.00~~ 3.00	~~6/26/2013~~ 6/26/2013
~~Isola USA Corp.~~ Isola USA Corp.	~~High Tech Industries~~ High Tech Industries	~~Senior Secured First Lien Term Loans~~ Senior Secured First Lien Term Loans	~~11/29/2018~~ 11/29/2018	~~LIBOR + 8.250%, 1.000% Floor~~ LIBOR + 8.250%, 1.000% Floor	~~5.72~~ 5.65	~~1/24/2014~~ 1/24/2014
~~JAC Holding Corp.~~ JAC Holding Corp.	~~Automotive~~ Automotive	~~Senior Secured First Lien Notes~~ Senior Secured First Lien Notes	~~10/1/2019~~ 10/1/2019	~~11.500%~~ 11.500%	~~12.00~~ 12.00	~~9/26/2014~~ 9/26/2014
~~Jordan Reses Supply Company, LLC~~ Jordan Reses Supply Company, LLC	~~Healthcare & Pharmaceuticals~~ Healthcare & Pharmaceuticals	~~Senior Secured Second Lien Term loans~~ Senior Secured Second Lien Term Loans	~~4/24/2020~~ 4/24/2020	~~LIBOR + 11.000%, 1.000% Floor~~ LIBOR + 11.000%, 1.000% Floor	~~5.00~~ 5.00	~~10/24/2014~~ 10/24/2014
~~Liquidnet Holdings, Inc.~~ Liquidnet Holdings, Inc.	~~Banking, Finance, Insurance & Real Estate~~ Banking, Finance, Insurance & Real Estate	~~Senior Secured First Lien Term Loans~~ Senior Secured First Lien Term Loans	~~5/22/2019~~ 5/22/2019	~~LIBOR + 6.750%, 1.000% Floor~~ LIBOR + 6.750%, 1.000% Floor	~~6.48~~ 6.39	~~5/3/2013~~ 5/3/2013
~~Livingston International, Inc.~~ Livingston International, Inc.	~~Transportation: Cargo~~ Transportation: Cargo	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~4/18/2020~~ 4/18/2020	~~LIBOR + 7.750%, 1.250% Floor~~ LIBOR + 7.750%, 1.250% Floor	~~2.66~~ 2.66	~~4/16/2013~~ 4/16/2013
~~Loar Group Inc.~~ Loar Group Inc.	~~Aerospace & Defense~~ Aerospace & Defense	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~7/12/2022~~ 7/12/2022	~~LIBOR + 9.250%, 1.000% Floor~~ LIBOR + 9.250%, 1.000% Floor	~~12.00~~ 15.00	~~1/12/2016~~ 1/12/2016
~~LTCG Holdings Corp.~~ LTCG Holdings Corp.	~~Banking, Finance, Insurance & Real Estate~~	~~Senior Secured First Lien Term Loans~~	~~6/6/2020~~ 6/6/2020	~~LIBOR + 5.000%, 1.000% Floor~~	~~2.84~~ 2.84	~~6/5/2014~~ 6/5/2014

	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans		LIBOR + 5.000%, 1.000% Floor		
~~Nathan's Famous, Inc.~~ Maxim Crane Works, LP	~~Beverage, Food & Tobacco~~ Capital Equipment	~~Senior Secured First Lien Notes~~ Senior Secured Second Lien Term Loans	~~3/15/2020~~ 11/26/2018	~~10.000%~~ LIBOR + 9.250%, 1.000% Floor	~~7.00~~ 6.50	~~2/27/2015~~ 4/5/2016
~~Nation Safe Drivers Holdings, Inc.~~ Nathan's Famous, Inc.	~~Banking, Finance, Insurance & Real Estate~~ Beverage, Food & Tobacco	~~Senior Secured Second Lien Term loans~~ Senior Secured First Lien Notes	~~9/29/2020~~ 3/15/2020	~~LIBOR + 8.000%, 2.000% Floor~~ 10.000%	~~20.68~~ 7.00	~~9/29/2014~~ 2/27/2015
~~New Media Holdings II LLC~~ Nation Safe Drivers Holdings, Inc.	~~Media: Advertising, Printing & Publishing~~ Banking, Finance, Insurance & Real Estate	~~Senior Secured First Lien Term loans~~ Senior Secured Second Lien Term Loans	~~6/4/2020~~ 9/29/2020	~~LIBOR + 6.250%, 1.000% Floor~~ LIBOR + 8.000%, 2.000% Floor	~~18.23~~ 20.68	~~9/15/2014~~ 9/29/2014
~~Newpage Corporation~~ New Media Holdings II LLC	~~Containers, Packaging & Glass~~ Media: Advertising, Printing & Publishing	~~Senior Secured First Lien Term Loans~~ Senior Secured First Lien Term Loans	~~2/11/2021~~ 6/4/2020	~~LIBOR + 8.250%, 1.250% Floor~~ LIBOR + 6.250%, 1.000% Floor	~~9.75~~ 18.18	~~2/5/2014~~ 9/15/2014

Company	Sector	Security Type	Maturity	Interest Rate *	Principal Amount ($'MM)	Acquisition Date
~~Newpage Corporation~~ Newpage Corporation	~~Containers, Packaging & Glass~~ Media: Advertising, Printing & Publishing	~~Senior Secured First Lien Term Loans~~ Senior Secured First Lien Term Loans	~~7/28/2017~~ 2/11/2021	~~LIBOR + 9.500%, 1.500% Floor~~ LIBOR + 8.250%, 1.250% Floor	~~1.63~~ 8.12	~~3/7/2016~~ 2/5/2014
~~Nomida LLC~~ Newpage Corporation	~~Construction & Building~~ Media: Advertising, Printing & Publishing	~~Senior Secured First Lien Term Loans~~ Senior Secured First Lien Term Loans	~~12/1/2020~~ 7/28/2017	~~10.000%~~ LIBOR + 8.7500%, 1.2500% Floor	~~8.10~~ 1.63	~~11/17/2015~~ 3/7/2016
~~Nomida LLC~~ Newpage Corporation	~~Construction & Building~~ Media: Advertising, Printing & Publishing	~~Equity~~ Senior Secured First Lien Term Loans	~~—~~ 7/28/2017	LIBOR + 9.500%, 1.50% Floor PIK	~~—~~ 1.63	~~11/17/2015~~ 3/7/2016
~~Novetta Solutions LLC~~ Nomida LLC	~~High Tech Industries~~ Construction & Building	~~Senior Secured Second Lien Term loans~~ Senior Secured First Lien Term Loans	~~10/15/2023~~ 12/1/2020	~~LIBOR + 8.500%, 1.000% Floor~~ 10.000%	~~11.00~~ 8.10	~~10/1/2015~~ 11/17/2015
~~Omnitracs, Inc.~~ Nomida LLC	~~High Tech Industries~~ Construction & Building	~~Senior Secured Second Lien Term Loans~~ Equity	~~5/25/2021~~ —	~~LIBOR + 7.750%, 1.000% Floor~~ —	~~7.00~~ —	~~10/29/2013~~ 11/17/2015
~~Oxford Mining Company, LLC~~ Novetta Solutions LLC	~~Metals & Mining~~ High Tech Industries	~~Senior Secured First Lien Term loans~~ Senior Secured Second Lien Term Loans	~~12/31/2018~~ 10/15/2023	~~LIBOR + 8.500%, 0.750% Floor, 3.000% PIK~~ LIBOR + 8.500%, 1.000% Floor	~~20.29~~ 11.00	~~12/31/2014~~ 10/1/2015
~~Reddy Ice Group, Inc.~~ Omnitracs, Inc.	~~Beverage, Food & Tobacco~~ High Tech Industries	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~11/1/2019~~ 5/25/2021	~~LIBOR + 9.500%, 1.250% Floor~~ LIBOR + 7.750%, 1.000% Floor	~~2.00~~ 7.00	~~3/28/2013~~ 10/29/2013
~~Research Now Group Inc.~~ Oxford Mining Company, LLC	~~Services: Business~~ Metals & Mining	~~Senior Secured Second Lien Term Loans~~ Senior Secured First Lien Term Loans	~~3/18/2022~~ 12/31/2018	~~LIBOR + 8.750%, 1.000% Floor~~ LIBOR + 8.500%, 0.750% Floor, 3.000% PIK	~~15.00~~ 20.42	~~3/18/2015~~ 12/31/2014
~~Response Team Holdings, LLC~~ RealD, Inc.	~~Construction & Building~~ Media: Diversified & Production	~~Senior Secured First Lien Term Loans~~ Preferred Equity	~~3/28/2019~~ 3/22/2021	~~LIBOR + 8.500%, 2.000% Floor, 1.000% PIK~~ 10.000% PIK	~~16.20~~ 7.45	~~3/28/2014~~ 3/22/2016
~~Response Team Holdings, LLC~~ Reddy Ice Group, Inc.	~~Construction & Building~~ Beverage, Food & Tobacco	~~Preferred Equity~~ Senior Secured Second Lien Term Loans	~~3/28/2019~~ 11/1/2019	~~12.000% PIK~~ LIBOR + 9.500%, 1.250% Floor	~~3.50~~ 2.00	~~3/28/2014~~ 3/28/2013
~~Response Team Holdings, LLC~~ Research Now Group Inc.	~~Construction & Building~~ Services: Business	~~Warrants~~ Senior Secured Second Lien Term Loans	~~—~~ 3/18/2022	~~—~~ LIBOR + 8.750%, 1.000% Floor	~~—~~ 15.00	~~3/28/2014~~ 3/18/2015
~~School Specialty, Inc.~~ Response Team Holdings, LLC	~~Wholesale~~ Construction & Building	~~Senior Secured First Lien Term Loans~~ Preferred Equity	~~6/11/2019~~ 3/28/2019	~~LIBOR + 8.500%, 1.000% Floor~~ 12.000% PIK	~~10.09~~ 3.53	~~5/29/2013~~ 3/28/2014
~~Ship Supply Acquisition Corporation~~ Response Team Holdings, LLC	~~Services: Business~~ Construction & Building	~~Senior Secured First Lien Term loans~~ Warrants	~~7/31/2020~~ —	~~LIBOR + 8.000%, 1.000% Floor~~ —	~~24.38~~ —	~~7/31/2015~~ 3/28/2014
~~Sizzling Platter, LLC~~ School Specialty, Inc.	~~Beverage, Food & Tobacco~~ Wholesale	~~Senior Secured First Lien Term Loans~~ Senior Secured First Lien Term Loans	~~4/28/2019~~ 6/11/2019	~~LIBOR + 7.500%, 1.000% Floor~~ LIBOR + 8.500%, 1.000% Floor	~~15.00~~ 9.95	~~4/28/2014~~ 5/29/2013
~~Software Paradigms International Group, LLC~~ Ship Supply Acquisition Corporation	~~High Tech Industries~~ Services: Business	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~5/22/2020~~ 7/31/2020	~~LIBOR + 8.000%, 1.000% Floor~~ LIBOR + 8.000%, 1.000% Floor	~~33.46~~ 26.05	~~5/22/2015~~ 7/31/2015
~~Southwest Dealer Services, Inc.~~ Sizzling Platter, LLC	~~Banking, Finance, Insurance & Real Estate~~ Beverage, Food &	~~Senior Secured First Lien Term Loans~~ Senior Secured First Lien Term Loans	~~3/16/2020~~ 4/28/2019	~~LIBOR + 6.000%, 1.000% Floor~~ LIBOR + 7.500%, 1.000% Floor	~~2.68~~ 15.00	~~3/16/2015~~ 4/28/2014

Tobacco

~~Specialty Foam Technologies, Inc.~~ Software Paradigms International Group, LLC	~~Chemicals, Plastics & Rubber~~ High Tech Industries	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~1/15/2021~~ 5/22/2020	~~LIBOR + 7.500%, 1.000% Floor~~ LIBOR + 8.000%, 1.000% Floor	~~7.07~~ 32.10	~~2/8/2016~~ 5/22/2015
~~Survey Sampling International, LLC~~ Southwest Dealer Services, Inc.	~~Media: Advertising, Printing & Publishing~~ Banking, Finance, Insurance & Real Estate	~~Senior Secured Second Lien Term loans~~ Senior Secured First Lien Term Loans	~~12/16/2021~~ 3/16/2020	~~LIBOR + 9.000%, 1.000% Floor~~ LIBOR + 6.000%, 1.000% Floor	~~24.00~~ 2.64	~~12/12/2014~~ 3/16/2015
~~Techniplas LLC~~ Specialty Foam Technologies, Inc.	~~Automotive~~ Chemicals, Plastics & Rubber	~~Senior Secured First Lien Notes~~ Senior Secured First Lien Term Loans	~~5/1/2020~~ 1/15/2021	~~10.000%~~ LIBOR + 7.500%, 1.000% Floor	~~6.00~~ 5.52	~~4/24/2015~~ 2/8/2016
~~The Garretson Resolution Group, Inc.~~ Survey Sampling International, LLC	~~Services: Business~~ Media: Advertising, Printing & Publishing	~~Senior Secured First Lien Term loans~~ Senior Secured Second Lien Term Loans	~~5/22/2021~~ 12/16/2021	~~LIBOR + 6.500%, 1.000% Floor~~ LIBOR + 9.000%, 1.000% Floor	~~9.88~~ 24.00	~~5/22/2015~~ 12/12/2014
~~Touchtunes Interactive Networks, Inc.~~ Techniplas LLC	~~Media: Diversified & Production~~ Automotive	~~Senior Secured Second Lien Term loans~~ Senior Secured First Lien Notes	~~5/29/2022~~ 5/1/2020	~~LIBOR + 8.250%, 1.000% Floor~~ 10.000%	~~7.50~~ 6.00	~~5/28/2015~~ 4/24/2015
~~TravelCLICK, Inc.~~ The Garretson Resolution Group, Inc.	~~Hotel, Gaming & Leisure~~ Services: Business	~~Senior Secured Second Lien Term Loans~~ Senior Secured First Lien Term Loans	~~11/6/2021~~ 5/22/2021	~~LIBOR + 7.750%, 1.000% Floor~~ LIBOR + 6.500%, 1.000% Floor	~~6.00~~ 9.81	~~5/8/2014~~ 5/22/2015

Company	Sector	Security Type	Maturity	Interest Rate *	Principal Amount ($'MM)	Acquisition Date
~~True Religion Apparel, Inc.~~ Touchtunes Interactive Networks, Inc.	~~Consumer goods: Non-durable~~ Media: Diversified & Production	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~1/30/2020~~ 5/29/2022	~~LIBOR + 10.000%, 1.000% Floor~~ LIBOR + 8.250%, 1.000% Floor	~~4.00~~ 7.50	~~7/29/2013~~ 5/28/2015
~~TwentyEighty, Inc.~~ TravelCLICK, Inc.	~~Services: Business~~ Hotel, Gaming & Leisure	~~Senior Secured First Lien Term loans~~ Senior Secured Second Lien Term Loans	~~9/30/2019~~ 11/6/2021	~~LIBOR + 5.750%, 1.000% Floor~~ LIBOR + 7.750%, 1.000% Floor	~~24.06~~ 6.00	~~8/8/2014~~ 5/8/2014
~~U.S. Auto Sales Inc.~~ True Religion Apparel, Inc.	~~Banking, Finance, Insurance & Real Estate~~ Consumer goods: Non-durable	~~Senior Secured Second Lien Term loans~~ Senior Secured Second Lien Term Loans	~~6/8/2020~~ 1/30/2020	~~LIBOR + 10.500%, 1.000% Floor~~ LIBOR + 10.000%, 1.000% Floor	~~5.50~~ 4.00	~~6/8/2015~~ 7/29/2013
~~U.S. Well Services, LLC~~ TwentyEighty, Inc.	~~Energy: Oil & Gas~~ Services: Business	~~Warrants~~ Senior Secured First Lien Term Loans	~~2/21/2019~~ 9/30/2019	~~—~~ LIBOR + 5.750%, 1.000% Floor	~~—~~ 23.91	~~8/16/2012~~ 8/8/2014
~~Valence Surface Technologies, Inc.~~ Upland CLO, LTD	~~Chemicals, Plastics & Rubber~~ Multi-Sector Holdings	~~Senior Secured First Lien Term loans~~ Equity	~~6/13/2019~~ 4/20/2028	~~LIBOR + 5.500%, 1.000% Floor~~ —	~~4.68~~ —	~~6/12/2014~~ 3/23/2016
U.S. Auto Sales Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans	6/8/2020	LIBOR + 10.500%, 1.000% Floor	5.50	6/8/2015
U.S. Well Services, LLC	Energy: Oil & Gas	Warrants	2/21/2019	—	—	8/16/2012
Valence Surface Technologies, Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loans	6/13/2019	LIBOR + 5.500%, 1.000% Floor	4.65	6/12/2014
~~Velocity Pooling Vehicle, LLC~~ Velocity Pooling Vehicle, LLC	~~Automotive~~ Automotive	~~Senior Secured Second Lien Term Loans~~ Senior Secured Second Lien Term Loans	~~5/14/2022~~ 5/14/2022	~~LIBOR + 7.250%, 1.000% Floor~~ LIBOR + 7.250%, 1.000% Floor	~~20.63~~ 20.63	~~6/3/2014~~ 6/3/2014
~~Vestcom International Inc.~~ Vestcom International Inc.	~~Services: Business~~ Services: Business	~~Senior Secured Second Lien Term loans~~ Senior Secured Second Lien Term Loans	~~9/30/2022~~ 9/30/2022	~~LIBOR + 7.750%, 1.000% Floor~~ LIBOR + 7.750%, 1.000% Floor	~~5.00~~ 5.00	~~9/30/2014~~ 9/30/2014
~~Watermill-QMC Midco, Inc.~~ Watermill-QMC Midco, Inc.	~~Automotive~~ Automotive	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~6/30/2020~~ 6/30/2020	~~12.000%, 1.000% PIK~~ 12.000%, 1.000% PIK	~~26.66~~ 31.60	~~6/30/2015~~ 6/30/2015
~~Watermill-QMC Midco, Inc.~~ Watermill-QMC Midco, Inc.	~~Automotive~~ Automotive	~~Equity~~ Equity	~~—~~ —	~~—~~ —	~~—~~ —	~~6/30/2015~~ 6/30/2015
~~YP LLC~~ YP LLC	~~Services: Business~~ Services: Business	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~6/4/2018~~ 6/4/2018	~~LIBOR + 6.750%, 1.250% Floor~~ LIBOR + 6.750%, 1.250% Floor	~~3.13~~ 3.13	~~2/13/2014~~ 2/13/2014
~~Z Gallerie LLC~~ Z Gallerie LLC	~~Consumer goods: Durable~~ Consumer goods: Durable	~~Senior Secured First Lien Term loans~~ Senior Secured First Lien Term Loans	~~10/8/2020~~ 10/8/2020	~~LIBOR + 6.500%, 1.000% Floor~~ LIBOR + 6.500%, 1.000% Floor	~~4.73~~ 4.72	~~10/8/2014~~ 10/8/2014
~~Total non-controlled/non-affiliated investments~~ **Total non-controlled/non-affiliated investments**					~~$ 931.96~~ $ 945.96	
~~Sierra Senior Loan Strategy JV I LLC~~ Sierra Senior Loan Strategy JV I LLC	~~Multi-Sector Holdings~~ Multi-Sector Holdings	~~Equity~~ Equity	~~—~~ —	~~—~~ —	~~34.27~~ 34.54	~~7/15/2015~~ 7/15/2015
~~Total controlled/affiliated investments~~ **Total controlled/affiliated investments**					~~$ 34.27~~ $ 34.54	
~~Federated Prime Obligations Fund~~ Federated Prime Obligations Fund	~~—~~ —	~~Money market fund~~ Money market fund	~~—~~ —	~~0.010%~~ 0.010%	~~36.23~~ 40.61	~~—~~ —
~~Total money market fund~~ **Total money market fund**					~~$ 36.23~~ $ 40.61	

* Reflects the current interest rate as of ~~March 9~~ April 7, 2016

SIC Advisors

Our investment activities are managed by our investment advisor, SIC Advisors. SIC Advisors is an affiliate of Medley, which has offices in New York and San Francisco. SIC Advisors' Investment Team, which is comprised of Medley investment professionals, is responsible for sourcing investment opportunities, conducting industry research, performing diligence on potential investments, structuring our investments and monitoring our portfolio companies on an ongoing basis. SIC Advisors' Investment Team draws on its expertise in a range of sectors, including, but not limited to, industrials and transportation, energy and natural resources, financials, healthcare, media and telecom and real estate. In addition, SIC Advisors seeks to diversify our portfolio by company type, asset type, transaction size, industry and geography.

In exchange for the provision of certain non-investment advisory services to SIC Advisors, and pursuant to a joint venture agreement, Strategic Capital Advisory Services, LLC, an affiliate of the dealer manager, or Strategic Capital, owns 20% of SIC Advisors and is entitled to receive distributions equal to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by us to SIC Advisors in its capacity as our investment advisor. The purpose of this arrangement is to permit SIC Advisors to capitalize upon the expertise of the executives of Strategic Capital and its affiliates in providing administrative and operational services with respect to non-exchange traded investment vehicles similar to us. Strategic Capital provides certain services to, and on behalf of, SIC Advisors, including consulting and non-investment advisory services related to administrative and operational services. For additional discussion of the relationship between SIC Advisors and Strategic Capital, see "The Advisor."

Medley

Medley is an asset management firm with approximately $~~4.0[   ]~~5 billion of assets under management as of ~~June 30, 2015 [   ]~~January 2016. Medley provides investors with yield-oriented investment products that it believes offer attractive risk-adjusted returns. Medley focuses on credit-related investment strategies, primarily originating senior secured loans to private, middle-market companies principally located in the North America that have revenues between $50 million and $1 billion.

Direct origination, careful structuring and active monitoring of the portfolios that Medley, either directly or through its affiliates, manages are important success factors to its business. Since Medley's inception in 2006, it has adhered to what we believe to be a disciplined investment process that employs these principles with the intention of protecting investor's capital while delivering strong risk-adjusted investment returns. Medley believes that its ability to directly originate, structure and lead deals enables it to consistently lend at higher yields with better terms.

~~[UPDATE]~~ We believe Medley's senior management team has a significant amount ~~Medley's senior management team has an aggregate of over 200 years~~of experience in the credit business, including origination, underwriting, principal investing and loan structuring. Medley has over 80 employees, including over 44 investment, origination and credit management professionals, and over 36 operations, marketing and distribution professionals, each with what we believe to be extensive experience in their respective disciplines. Medley employs an integrated and collaborative investment process that leverages the skills and knowledge of its investment and credit management professionals. Medley believes that this is an important competitive advantage, which has allowed it to deliver attractive risk-adjusted returns to its investors over time.

The following chart shows the ownership structure and various entities with us and our Advisor:



(1)   Our financing subsidiaries, Alpine Funding LLC and Arbor Funding LLC, are wholly-owned subsidiaries.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in "Risk Factors" before deciding to invest in shares of our common stock. Risks involved in an investment in us include (among others) the following:

- Further downgrades of the U.S. credit rating, impending automatic spending cuts or another government shutdown could negatively impact our liquidity, financial condition and earnings. The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on our business and operations.

- We face cyber-security risks. If we are unable to maintain the availability of our electronic data systems and safeguard the security of our data, our ability to conduct business may be compromised, which could impair liquidity, disrupt our business, damage our reputation and cause losses.

- Our ability to achieve our investment objective depends on our Advisor's ability to manage and support our investment process. If the Advisor was to lose a significant number of its key professionals, our ability to achieve our investment objective could be significantly harmed.

- Because we expect to distribute substantially all of our net investment income and net realized capital gains to our stockholders, we will need additional capital to finance our growth and such capital may not be available on favorable terms or at all.

- The amount of any distributions we pay is uncertain. We may not be able to pay you distributions or be able to sustain them and our distributions may not grow over time.

- You will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under our share repurchase program, you may not be able to recover the amount of your investment in our shares.

- A significant portion of our investment portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there will be uncertainty as to the value of our portfolio investments.

- Our dealer manager may face conflicts of interest as a result of a compensation arrangement between one of its affiliates and SIC Advisors.

- Our incentive fee structure may create incentives for SIC Advisors that are not fully aligned with the interests of our stockholders.

- There are significant potential conflicts of interest that could affect our investment returns.

- Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

- We have entered into total return swap agreements or other derivative transactions which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

- Because we use borrowed funds to make investments or fund our business operations, we are exposed to risks typically associated with leverage which increase the risk of investing in us.

- We will be exposed to risks associated with changes in interest rates.

- The success of this offering is dependent, in part, on the ability of the dealer manager to implement its business strategy, to hire and retain key employees and to successfully establish, operate and maintain a network of broker-dealers. Our dealer manager also serves as the dealer manager for the distribution of securities of other issuers and may experience conflicts of interest as a result.

- If we are unable to raise substantial funds in our ongoing, continuous "best efforts" offering, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

- Our shares are not listed on an exchange or quoted through a quotation system and will not be listed for the foreseeable future, if ever. Therefore, our stockholders will have limited liquidity and may not receive a full return of invested capital upon selling their shares.

- We are not obligated to complete a liquidity event; therefore, it will be difficult for an investor to sell his or her shares.

- Investing in our common stock involves a high degree of risk.

- We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

Investment Strategy

Our investment strategy focuses primarily on sourcing investments in private U.S. companies as we seek to construct a portfolio that generates what we believe to be superior risk adjusted returns. Our investment process is centered around three principles:

- first, disciplined due diligence of each company's credit fundamentals;

- second, a detailed and customized structuring process for directly originated investments; and

- third, regular and ongoing monitoring of the portfolio and proactive risk management.

While the construction of our portfolio will vary over time, we anticipate that the portfolio will continue to be comprised primarily of investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We expect to originate the majority of our investments through Medley's direct origination platform, and in particular through negotiated co-investment transactions with certain of Medley's affiliates pursuant to an exemptive order received by certain of our affiliated entities from the SEC on November 25, 2013, or the Exemptive Order.

Notwithstanding the foregoing, we may purchase interests in loans through secondary market transactions. We may also invest in equity securities in the form of common or preferred equity in our target companies or receive equity interests such as warrants or options as additional consideration in connection with our debt investments. In addition, a portion of our portfolio may be comprised of other securities such as corporate bonds, mezzanine debt, collateralized loan obligations, or CLOs and other debt investments. However, such investments are not expected to comprise a significant portion of our portfolio.

Investment Types

Our investment approach focuses primarily on investments in first lien senior secured debt securities and second lien secured debt securities, but also includes investments in subordinated debt securities, in U.S. middle market companies. As a result, our debt investments may have various levels of security or may be unsecured. We may seek to invest in common or preferred equity as deemed appropriate by SIC Advisors. Such equity investments may take the form of either non-controlling or controlling positions. SIC Advisors seeks to manage our allocation between investment types as market conditions change.

In addition to the investments noted above, we may invest up to 30% of our portfolio in opportunistic investments, including, but not limited to, the securities of larger public companies and foreign securities which, for purposes of the 1940 Act, may be deemed to be "non-qualifying assets." All investments by us are subject to oversight by our board of directors, a majority of whom are independent directors with no material interests in such transactions.

Potential Market Opportunity

We believe the middle-market private debt industry is undergoing structural shifts that are creating significant opportunities for non-bank lenders and investors. The underlying drivers of these structural changes, which are outlined below, include: a large addressable market, reduced participation by banks in the private debt markets, particularly within the middle-market, and demand for private debt created by committed and uninvested private equity capital. We intend to focus on taking advantage of this structural shift by lending directly to companies that are underserved by the traditional banking. We expect to source investment opportunities through a variety of channels including direct relationships with companies, financial intermediaries such as national, regional and local bankers, accountants, lawyers and consultants, as well as through financial sponsors that Medley has cultivated over the past eight years. As a leading provider of private debt, Medley is often sought out as a preferred financing partner.

Large Addressable Market. Private debt capital plays an important role in financing U.S. middle-market companies. These companies typically borrow capital to facilitate growth, invest in physical plants and equipment, fund acquisitions, refinance capital structures and provide liquidity to existing shareholders. This financing flexibility enables borrowers to grow without sacrificing equity ownership or control of their businesses. The U.S. middle-market consists of approximately 39,000 businesses with revenues ranging from $50 million to $1 billion. Medley targets private debt investment and lending opportunities to these firms, the largest and most opportune segment of the market.

De-Leveraging of the Global Banking System.   After an extended period of increasing leverage, commercial and investment banks have been de-leveraging since 2008. Bank consolidation, more prudent balance sheet discipline, changing regulatory capital requirements and the increasing cost and complexity of regulatory compliance have led banks to meaningfully withdraw from markets such as non-investment grade middle market and commercial real estate lending. This has created a significant opportunity for non-bank direct lenders like SIC.

Attractive Attributes of Middle Market Debt.   As a result of the decline of traditional financing sources, the attractiveness of providing capital in the middle market has increased. A meaningful gap exists between public and private market debt spreads, primarily due to the fact that liquidity has not returned to the private lending markets in the same way it has returned to the public debt markets. As such, lenders to private middle-market companies should continue to benefit from what we believe to be attractive pricing. Conventional lending has been returning for larger public companies as evidenced by tightening spreads since 2011. Despite the general normalization of spreads, middle-market issuers of public debt still face higher debt costs than larger corporate borrowers. The spread is more pronounced for middle-market private companies.

Unfunded Private Equity Commitments Drive Demand for Debt Capital.   According to Preqin, an industry research firm, the total amount of committed and uninvested private equity capital at March 31, 2015 is approximately $1.2 trillion, which we believe will drive significant demand for private debt financing in the coming years. Lending to private companies acquired by financial sponsors requires lenders to move quickly, perform in-depth due diligence and have significant credit and structuring experience. In order to successfully serve this market, lenders need to commit to hold all, or the significant majority of, the debt needed to finance such transactions. We believe that banks, due to the regulatory environment, will continue to reduce their exposure to middle market private loans. We believe this creates a significant supply/demand imbalance for middle market credit, and we are well positioned to bridge the gap.

Potential Competitive Strengths

We believe that this offering represents an attractive investment opportunity for the following reasons:

Experienced Team.   ~~SIC Advisors' Investment Team has an aggregate~~ We believe the investment team of SIC Advisors has a significant amount of ~~over 200 years of~~ experience in the credit business, including origination, underwriting, principal investing and loan structuring. Our Advisor, through Medley, has access to over 80 employees, including over 44 investment, origination and credit management professionals, and over 36 operations, marketing and distribution professionals, each with what we believe to be extensive experience in their respective disciplines. Medley employs an integrated and collaborative investment process that leverages the skills and knowledge of its investment and credit management professionals. Medley believes that this is an important competitive advantage, which has allowed it to deliver attractive risk-adjusted returns to its investors over time.

Direct Origination, Disciplined Underwriting and Active Credit Management.   We believe that the combination of Medley's direct origination platform, disciplined underwriting and active credit management is an important competitive advantage and helps us preserve capital and generate what we believe to be attractive risk-adjusted returns for our investors. Our Advisors' ability to directly originate, structure and lead deals enables us to be more opportunistic and less reliant on traditional sources of origination. It also enables us to control the loan documentation process, including negotiation of covenants, which provides consistent underwriting standards. In addition, we expect to employ active credit management and interact frequently with our borrowers.

Benefits of the Broader Platform.   We believe that we benefit from being a part of the broader Medley platform as we are able to co-invest alongside other vehicles managed by Medley and its affiliates under the Exemptive Order. This allows us access to investments that we may not otherwise have been able to pursue if we were not part of a larger platform.

12

Operating and Regulatory Structure

We are an externally-managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, for tax purposes we have elected and intend to continue to qualify to be treated as a RIC under Subchapter M of the Code. See "Tax Matters." Our investment activities are managed by SIC Advisors and supervised by our board of directors, a majority of whom are independent of SIC Advisors and its affiliates. As a BDC, we are required to comply with certain regulatory requirements. See "Regulation."

Investment Process

Our Advisor, which is provided for by Medley, has cultivated what we believe to be a disciplined and repeatable process for executing, monitoring, structuring and exiting investments.

Identification and Sourcing. Our Advisor's experience and reputation have allowed it to generate what we believe to be a substantial and continuous flow of attractive investment opportunities. Our Advisor maintains a strong and diverse network which results in sustained and high quality deal flow. We believe that the breadth and depth of experience of SIC Advisors' Investment Team across strategies and asset classes, coupled with significant relationships built over the last 20 years, make them particularly qualified to uncover, evaluate and aggressively pursue what we believe to be attractive investment opportunities. We believe that SIC Advisors' Investment Team has compiled a robust pipeline of transactions ready for possible inclusion in our portfolio by leveraging the broader Medley platform's deal flow network.

Disciplined Underwriting. SIC Advisors' Investment Team performs thorough due diligence and focuses on several key criteria in its underwriting process, including strong underlying business fundamentals, a meaningful equity cushion, experienced management, conservative valuation and the ability to deleverage through cash flows. We expect to often be the agent for the loans we originate and accordingly control the loan documentation and negotiation of covenants, which will allow us to maintain consistent underwriting standards. Our Advisor's underwriting process also involves engagement of industry experts and third party consultants.

Prior to making an investment, the Investment Team subjects each potential borrower to an extensive credit review process, which typically begins with an analysis of the market opportunity, business fundamentals, company operating metrics and historical and projected financial analysis. The Investment Team also compares liquidity, operating margin trends, leverage, free cash flow and fixed charge coverage ratios for each potential investment to industry metrics. Areas of additional underwriting focus include management or sponsor (typically a private equity firm) experience, management compensation, competitive landscape, regulatory environment, pricing power, defensibility of market share and tangible asset values. Background checks are conducted and tax compliance information may also be requested on management teams and key employees. In addition, the Investment Team contacts customers, suppliers and competitors and perform on-site visits as part of a routine business due diligence process.

The Investment Team routinely uses third party consultants and market studies to corroborate valuation and industry specific due diligence, as well as provide quality of earnings analysis. Experienced legal counsel is engaged to evaluate and mitigate regulatory, insurance, tax or other company-specific risks.

After the Investment Team completes its final due diligence, each proposed investment is presented to our Advisor's investment committee and subjected to extensive discussion and follow-up analysis, if necessary. A formal memorandum for each investment opportunity typically includes the results of business due diligence, multi-scenario financial analysis, risk-management assessment, results of third-party consulting work, background checks (where applicable) and structuring proposals. Our Advisor's investment committee requires a majority vote to approve any investment, although unanimous agreement is sought.

Active Credit Management.   Our Advisor employs active credit management. Our Advisor's process includes frequent interaction with management, monthly or quarterly review of financial information and attendance at board of directors' meetings as observers. The Investment Team also evaluates financial reporting packages provided by portfolio companies that detail operational and financial performance. Data is entered in our Advisor's Asset Management System, or AMS, its proprietary, centralized electronic credit management database. AMS creates a centralized, dynamic electronic repository for all of our portfolio company data. Our Advisor's AMS system generates comprehensive, standardized reports which aggregate operational updates, portfolio company financial performance, asset valuations, macro trends, management call notes and account history. AMS enables the Investment Team to have real-time access to the most recent information on our portfolio investments.

In addition to the data provided by our borrowers, our Advisor may also utilize various third parties to provide checks and balances throughout the credit management process. Independent valuation firms may be engaged to provide appraisals of asset and collateral values or external forensic accounting groups may be engaged to verify portfolio company financial reporting or perform cash reconciliation. Our Advisor believes this hands-on approach to credit management is a key contributor to our investment performance.

Investment Committee

The purpose of the investment committee is to evaluate and approve all investments by SIC Advisors' Investment Team. The investment committee is comprised of a minimum of three members selected from senior members of SIC Advisors' Investment Team. Approval of an investment requires a majority vote of the investment committee, although unanimous agreement is sought. The committee process is intended to bring the diverse experience and perspectives of the committee members to the analysis and consideration of every investment. The investment committee also serves to provide consistency and adherence to SIC Advisors' investment philosophies and policies. The investment committee also determines appropriate investment sizing and suggests ongoing monitoring requirements.

In addition to reviewing investments, the committee meetings serve as a forum to discuss credit views and outlooks. Potential transactions and deal flow are also reviewed on a regular basis. Members of the investment committee are encouraged to share information and views on credits with the committee early in their analysis and throughout the evaluation process. This process improves the quality of the analysis and assists the deal team members to work more efficiently.

Managerial Assistance

As a BDC, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services and will reimburse Medley, as our administrator, for its allocated costs in providing such assistance subject to review and approval by our board of directors. Medley will provide such managerial assistance on our behalf to portfolio companies that request this assistance.

Estimated Use of Proceeds

We intend to use the net proceeds from this offering to make investments in accordance with our investment objective and by following the strategies described in this prospectus. However, we have not established limits on the use of proceeds nor have we established a limit on the amount of offering proceeds we may use for distributions or for working capital purposes. See "Estimated Use of Proceeds."

Based on prevailing market conditions, and depending on our evaluation of the investment opportunities then available, we anticipate that we will invest the proceeds from each subscription closing generally within 30 – 90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a BDC and our intention to qualify as a RIC. During this time, we may also use a portion of the net proceeds to pay our operating expenses and fund distributions to stockholders.

Borrowings

Alpine Credit Facility

On July 23, 2014, the Company's newly-formed, wholly-owned, special purpose financing subsidiary, Alpine Funding LLC, or Alpine, entered into a revolving credit facility or the Alpine Credit Facility pursuant to a Loan Agreement with JPMorgan Chase Bank, National Association, or JPMorgan, as administrative agent and lender, the Financing Providers from time to time party thereto, SIC Advisors, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto, or the Loan Agreement. Alpine's obligations to JPMorgan under the Alpine Credit Facility are secured by a first priority security interest in substantially all of the assets of Alpine, including its portfolio of loans. The obligations of Alpine under the Alpine Credit Facility are non-recourse to us.

The Alpine Credit Facility provides for borrowings in an aggregate principal amount up to $300,000,000 on a committed basis. As of ~~June 30~~December 31, 2015, the Company has drawn $~~185.5~~240 million on the Alpine Credit Facility. Borrowings under the Alpine Credit Facility are subject to compliance with a net asset value coverage ratio with respect to the current value of Alpine's portfolio and various eligibility criteria must be satisfied with respect to the initial acquisition of each loan in Alpine's portfolio. Any amounts borrowed under the Alpine Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on January 23, 2019.

Amendment to Total Return Swap

On ~~June 8, 2015~~March 21, 2016, the Company, through Arbor Funding LLC, or Arbor, its wholly-owned financing subsidiary, entered into the ~~Third~~Fourth Amended and Restated Confirmation Letter Agreement, or the ~~Third~~Fourth Amended Confirmation Agreement with Citibank, N.A., or Citi, initially entered into on August 27, 2013, and amended and restated on March 21, 2014 ~~and~~, July 23, 2014, and June 8, 2015, relating to a total return swap, or TRS, for senior secured floating rate loans. The TRS with Citi enables the Company, through Arbor, to obtain the economic benefit of the loans subject to the TRS, despite the fact that such loans will not be directly held or otherwise owned by the Company or Arbor, in return for an interest-type payment to Citi. The Third Amended Confirmation Agreement, dated June 8, 2015, reduce~~s~~d the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $350,000,000 to $300,000,000. ~~Other than the foregoing, the Third Amended Confirmation Agreement did not change any of the other terms of the TRS.~~ The Fourth Amended Confirmation Agreement extended the term of the TRS from March 21, 2016 through March 21, 2019 and increased the interest rate payable to Citi from LIBOR plus 1.35% per annum to LIBOR plus 1.65% per annum. Other than the foregoing, the Fourth Amended Confirmation Agreement did not change any of the other terms of the TRS.

The terms of the TRS are governed by an ISDA 2002 Master Agreement, the Schedule thereto and Credit Support Annex to such Schedule, and the Second Amended Confirmation Agreement exchanged thereunder, between Arbor and Citi, which collectively establish the TRS.

Amendment to the Revolving Credit Facility

On November 24, 2014 the Company entered into Amendment No. 3 to its existing Senior Secured Revolving Credit Facility, or the Amended Revolving Facility, with the certain lenders a party thereto and ING Capital LLC, as administrative agent. The Amended Revolving Facility modifies certain provisions of the Company's existing Senior Secured Revolving Credit Facility. The Amended Revolving Facility was amended to, among other things, increase the maximum amount of the accordion feature which permits subsequent increases in commitments under the Amended Revolving Facility to $500 million. As of ~~June 30~~December 31, 2015, total commitments under the Amended Revolving Facility were $170 million of which the Company has drawn $~~135~~145 million. Borrowings under the Amended Revolving Facility are subject to, among other things, a minimum borrowing/collateral base and substantially all of the Company's assets are pledged as collateral under the Amended Revolving Facility.

Distribution Policy

We began declaring semi-monthly distributions, which are paid on a monthly basis, to our stockholders beginning in July 2012 and intend to continue declaring semi-monthly distributions to stockholders, to the extent that we have assets legally available for distribution. All distributions that we make will be at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status and other factors as our board of directors may deem to be relevant. The distributions we pay to our stockholders may exceed earnings, particularly during the period before we have substantially invested the net proceeds from this offering. Because we intend to continue to qualify as a RIC, we intend to distribute at least 90% of our annual net investment income to our stockholders. However, there can be no assurance that we will be able to pay distributions at a specific rate or at all. Each year, a statement on Internal Revenue Service Form 1099-DIV identifying the source of the distribution will be mailed to our stockholders. See "Distributions" for a list of distributions declared and paid to date.

We may fund our cash distributions to stockholders from any sources of funds available to us including expense reimbursements from our Adviser that are subject to repayment to it as well as offering proceeds and borrowings. We have not established limits on the amount of funds we may use from available sources to make distributions. We expect that for a significant time after the commencement of this offering, substantially all of our distributions will result from expense support payments made by our Adviser that may be subject to repayment by us within three years. The purpose of this arrangement is to avoid such distributions being characterized as returns of capital for GAAP purposes. **We may still have distributions which could be characterized as a return of capital for tax purposes.** You should understand that any such distributions are not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such expense support payments. You should also understand that any future reimbursements to our Adviser will reduce the distributions that you would otherwise receive. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all. The Adviser has no obligation to make expense support payments pursuant to the Expense Support Agreement after ~~December 31, 2015~~June 30, 2016, unless the Expense Support Agreement is extended. For the ~~quarter~~year ended ~~June 30, 2015[   ]~~December 31, 2015, if net expense support payments of ~~$1,941,494[   ]~~$6,283,327 were not made by our Adviser, ~~14[   ]%~~11% percent of the distribution rate would have been a return of capital for GAAP purposes.

Our Distribution Reinvestment Plan

We have adopted an "opt-in" distribution reinvestment plan that allows our stockholders to elect to have the full amount of their distributions reinvested in additional shares of our common stock. See "Distribution Reinvestment Plan."

Multiple Share Classes

We are currently offering Class A shares and intend to offer Class T and Class I shares in the future, subject to obtaining a satisfactory exemptive order from the SEC, with each class having a different upfront sales load and fee and expense structure. We may offer additional classes of shares in the future. We have applied for exemptive relief from the SEC with respect to the multiple share class structure described in this prospectus. In the event we obtain such relief, we will be required to comply with provisions that would not otherwise be applicable to us. The exemptive order may require us to supplement or amend the terms set forth in this prospectus, including the terms of the Class A shares currently being offered. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively. See "Multiple Share Classes."

Each class has distinct advantages and disadvantages for different investors. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you invest.

Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you.

Class A and Class T shares are subject to an upfront sales load of 9.75% and ~~[2.20]4.75~~5.0% of the gross proceeds received on Class A and Class T shares, respectively, while Class I shares are not subject to an upfront sales load. In addition, our dealer manager or its affiliate ~~will pay~~may reallow to selected broker-dealers ~~additional selling commissions of up to [1.3]%~~all or any portion of the up-front selling commission and dealer manager fees of gross proceeds received on Class T shares~~and a dealer manager concession of up to 1.25% of gross proceeds received on Class T. Such amounts paid by our dealer manager or its affiliate will not be paid by stockholders.~~Class T shares are subject to an annual distribution fee of ~~[1.40]~~1.25% of the estimated value of such shares, as determined in accordance with applicable rules of The Financial Industry Regulatory Authority, Inc., or FINRA. Distribution fees will be paid pursuant to a distribution plan adopted by us. The annual distribution fee for Class T shares will begin to accrue on the first day of the date of the first sale of a Class T share. In addition, SIC Advisors, or one of its affiliates, may, in its sole discretion, pay ~~to selected broker-dealers additional selling commissions of up to [ ]% of gross proceeds received on Class A and Class T shares and~~ a dealer manager concession of up to [ ]% of gross proceeds received on Class A and Class T shares. Such amounts paid by SIC Advisors or its affiliate will not be paid by stockholders. See "Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers." If you wish to tender your Class T shares for repurchase by us prior to the ~~[fifth]~~fourth anniversary of the date such shares were purchased, such shares may be subject to a contingent deferred sales charge payable to the dealer manager. See "Share Repurchase Program" for additional information regarding the contingent deferred sales charge and amounts that would be payable based on the period of time that a stockholder holds such shares.

Class A shares are currently available for purchase by investors meeting the suitability standards described herein and we expect our Class T shares to be available for purchase by investors meeting such suitability standards if we received the requisite multi-class exemptive relief. Provided we offer Class T shares, a Class T share will convert into a Class A share upon the earliest of (i) a Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See "— Compensation of the Dealer Manager and Selected Broker-Dealers."

We expect our Class I shares to be available for purchase by (i) clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services, including individuals, corporations, endowments and foundations, (ii) family offices and their clients, (iii) certain other institutional investors, (iv) high net worth investors and (v) investors affiliated with the Adviser and its affiliates and other individuals designated by management. We expect Class I shares not to be available for purchase through an omnibus or similar intermediary account. The minimum permitted purchase of Class I shares is $[500,000]. Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of Class I shares that may be sold to such persons. We may make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, the dealer manager will serve as the broker-dealer of record. The Adviser and its affiliates will be expected to hold their Class I shares purchased as stockholders for investment and not with a view towards distribution.

Plan of Distribution

We are offering on a best efforts, continuous basis up to 69,000,000 shares of our common stock at an assumed offering price of $10.00 per share. We have filed post-effective amendments to our prior registration statement that have allowed us to continue this offering beyond its initial term of two years. Our current registration statement will allow us to continue offering up to an additional 69,000,000 shares of our common stock. We are currently offering Class A shares and intend to offer Class T and Class I shares in the future, subject to obtaining a satisfactory exemptive order from the SEC, with each class having a different upfront sales load and fee and expense structure. We may offer additional classes of shares in the future. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively.

Our offering commenced on April 16, 2012 and was initially approved by our board of directors for a period of two years~~. On March 12, 2014, our board of directors approved an extension of the Company's offering period for an additional period of one year, which was scheduled to expire on April 17, 2015. Subsequently,~~, and subsequently extended by our board of directors for additional one-year periods. Most recently

on March ~~4~~2, 201~~5~~6, our board of directors approved a further extension of the Company's offering period for an additional period of one year, extending the public offering to April 17, 201~~6~~7, unless extended by our board of directors. This offering must also be registered in every state in which we offer or sell shares. Generally, such state registrations are valid for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended. Our dealer manager is SC Distributors, which is a member of the Financial Industry Regulatory Authority, or FINRA, and the Securities Investor Protection Corporation, or SIPC. Our dealer manager is not required to sell any specific number or dollar amount of shares, but has agreed to use its best efforts to sell the shares offered. The minimum permitted purchase is $2,000 in shares of our common stock, except for investors in the state of Tennessee, who must invest a minimum of $2,500.

Pursuant to a joint venture agreement, an affiliate of the dealer manager is entitled to receive distributions up to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by us to SIC Advisors in its capacity as our investment advisor. The purpose of this arrangement is to permit our Advisor to capitalize upon the expertise of the executives of Strategic Capital and its affiliates in providing administrative and operational services with respect to non-exchange traded investment vehicles similar to us. Strategic Capital also holds a limited voting interest in SIC Advisors which entitles it to up to 20% of the net proceeds received in connection with the sale or other strategic transaction involving SIC Advisors.

We intend to sell our shares on a continuous basis at an assumed offering price of $10.00. However, if our net asset value per share increases above our net proceeds per share as stated in this prospectus, we intend to sell our shares at a higher price when necessary to ensure that shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at *http://www.sierraincomecorp.com.* See "Plan of Distribution."

The foregoing shall apply equally to Class A, Class T and Class I shares, subject to obtaining a satisfactory exemptive order from the SEC.

Compensation of the Dealer Manager and Selected Broker-Dealers

Except as otherwise described in this prospectus, and subject to receiving the requisite multi-class exemptive relief from the SEC, the dealer manager will receive upfront selling commissions of up to 9.75% and ~~[2.20]4.75~~5.0% of the gross proceeds received on Class A and Class T shares sold in this offering, respectively, a portion of which is expected to be re-allowed to selected broker-dealers and financial representatives. No upfront selling commissions will be received on Class I shares. In ~~consideration of~~connection with the marketing and distribution of our shares by the selected broker-dealers, our dealer manager ~~or its affiliate will pay~~may reallow to such selected broker-dealers ~~at the time of sale additional selling commissions of up to [1.3]%, and a dealer manager concession of up to [1.25]%, of gross proceeds received on Class T shares.~~all or any portion of the up-front selling commission, dealer manager fees, ongoing distribution and shareholder servicing fees, or contingent deferred sales charges received on Class T shares. ~~Such amounts paid by our dealer manager or its affiliate will not be paid by stockholders.~~With respect to Class T shares, we expect that selected broker-dealers and financial representatives will receive, through the upfront selling commissions, the additional selling commissions paid by the dealer manager or its affiliate and the reallowance of the distribution fees as described below, up to approximately ~~[6.504.75]~~5.0% of the gross proceeds received on Class T shares sold in this offering. The dealer manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential stockholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our shares.

Our Class T shares are subject to an annual distribution fee of ~~[1.40]~~1.25% of the estimated value of such shares, as determined in accordance with applicable FINRA rules, which will begin to accrue on the first day of the first full calendar month following the date of the first sale of a Class T share. Distribution fees will be paid pursuant

to a distribution plan adopted by us. See "Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers." All or a portion of the distribution fee may be re-allowed to selected broker-dealers and financial representatives. The amount and timing of the reallowance will be based on such factors as the number of shares sold by the selected broker-dealer, the assistance of the broker-dealer in marketing this offering and due diligence expenses incurred. The distribution fee is intended, in part, to compensate our dealer manager and its affiliates for paying certain amounts to advisors and selected broker-dealers at the time of purchase in connection with the distribution of our Class T shares, as well as for services rendered by our dealer manager and selected broker-dealers in connection with the ongoing marketing, sale and distribution of such shares. The distribution fee will accrue daily and will be paid on a monthly basis.

FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with the distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of distribution fees, upfront selling commissions and contingent deferred sales charges, if any, and any other sources will not exceed 10% of the gross offering proceeds from the sale of shares in this offering.

The distribution fee is payable with respect to all Class T shares, other than such shares issued under our distribution reinvestment plan. Class I shares are not subject to an annual distribution fee. The distribution fee will terminate for all Class T stockholders upon a liquidity event. In addition, we will stop paying the distribution fee with respect to any Class T share when the total underwriting compensation from the upfront sales load and distribution fee attributable to such common stock equals [8.95]10% of gross offering proceeds. We refer to this amount as the sales charge cap. The sales charge cap applicable to certain shares will be reduced by the amount of any upfront selling commission that is waived for such shares. Provided we offer Class T shares, upon a Class T share reaching the applicable sales charge cap, such share will be converted into a Class A share and will no longer be subject to an ongoing distribution fee.

~~FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with the distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of distribution fees, upfront selling commissions and contingent deferred sales charges, if any, and any other sources will not exceed 10% of the gross offering proceeds from the sale of shares in this offering.~~

In addition, SIC Advisors, or one of its affiliates, may, in its sole discretion, pay ~~to selected broker-dealers additional selling commissions of up to [ ]% of gross proceeds received on Class A and Class T shares and~~ a dealer manager concession of up to [ ]% of gross proceeds received on Class A and Class T shares. Such amounts paid by SIC Advisors or its affiliate will not be paid by stockholders.

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Initially, there is not expected to be any public market for the shares, which means that investors will likely have limited ability to sell their shares. As a result, we have established suitability standards which require investors to have either: (i) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth of at least $250,000. Under these standards, net worth does not include your home, home furnishings or personal automobiles. In addition, each person selling shares on our behalf will require that a potential investor (1) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder's overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of our shares, (d) the background and qualifications of our Advisor and (e) the tax consequences of the investment. For additional information, including enhanced suitability standards in a number of states, see "Suitability Standards."

How to Subscribe

Investors who meet the suitability standards described in this prospectus may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

- Read the entire final prospectus and the current supplement(s), if any, accompanying the final prospectus.

- Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included as Appendix A.

- Deliver a check to SC Distributors, LLC, or its designated agent, for the full purchase price of the shares being subscribed for, along with the completed subscription agreement. You should make your check payable to "UMB Bank, N.A., as agent for Sierra Income Corporation." The initial minimum permitted purchase is $2,000, except for investors in the state of Tennessee, who must invest a minimum of $2,500. Additional purchases must be for a minimum of $500, except for purchases made pursuant to our distribution reinvestment plan. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. The name of the participating dealer appears on the subscription agreement.

- By executing the subscription agreement and paying the full purchase price for the shares subscribed for, each investor attests that he or she meets the minimum income and net worth standards as stated in the subscription agreement.

A sale of the shares may not be completed until at least five business days after the subscriber receives our final prospectus as filed with the SEC pursuant to Rule 497 of the Securities Act. Within ten business days of our receipt of each completed subscription agreement, we will accept or reject the subscription. If we accept the subscription, we will mail a confirmation within three business days. We expect to close on subscriptions received and accepted by us on a weekly basis. If for any reason we reject the subscription, we will promptly return the check and the subscription agreement, without interest or deduction, within ten business days after rejecting it.

Share Liquidity Strategy

Within seven years following the completion of the offering period, we intend to seek to complete a liquidity event for our stockholders. We will view our offering stage as complete as of the termination date of our continuous offering, which includes sale conducted under our prior registration statement, our current registration statement and any follow-on registration statement. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. While our intention is to seek to complete a liquidity event within seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions will be favorable during that timeframe. There can be no assurance that we will complete a liquidity event within this timeframe or at all. As a result, an investment in our shares is not suitable if you require short-term liquidity with respect to your investment in us. Prior to a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased as described below. See "Share Liquidity Strategy."

To date, we have only offered one class of our common stock, which we refer to herein as Class A shares. We ~~have submitted~~ intend to submit an application to the SEC for an exemptive order to permit us to offer additional classes of our common stock. If an exemptive order satisfactory to us is granted we intend to offer Class A, Class T and Class I shares. In the event we offer multiple classes of shares, upon the occurrence of a liquidity event, any outstanding Class T and Class I shares will automatically convert into Class A shares, and the distribution fees applicable to Class T shares will terminate.

Share Repurchase Program

During the term of this offering, we do not intend to list our shares on a securities exchange, and we do not expect there to be a public market for our shares. As a result, if you purchase shares of our common stock, your ability to sell your shares will be limited. We began repurchasing a limited number of shares of our common stock in the third quarter of 2013, and intend to continue to repurchase shares on a quarterly basis in order to allow our stockholders to sell their shares back to us at a price equal to our most recently disclosed net asset value per share immediately prior to the date of repurchase. Our share repurchase program includes numerous restrictions that limit your ability to sell your shares. Unless our board of directors determines otherwise, we intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. The limitations and restrictions relating to our share repurchase program may prevent us from accommodating all repurchase requests made in any quarter. See "Description of Our Capital Stock — Limited Repurchase Rights" and "Share Repurchase Program."

To date, we have only offered one class of our common stock, which we refer to herein as Class A shares. We ~~have submitted~~intend to submit an application to the SEC for an exemptive order to permit us to offer additional classes of our common stock. If an exemptive order satisfactory to us is granted we intend to offer Class A, Class T and Class I shares. In the event that we offer Class T shares, such shares carr~~ies~~y a contingent deferred sales charge that is imposed only on shares tendered for repurchase by us prior to the [fifth]fourth anniversary of the date that such shares were purchased. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class T shares as of the date of repurchase and the public offering price at the time such shares were purchased. As described more fully under "Share Repurchase Program," the contingent deferred sales charge with respect to Class T shares is payable on a declining annual basis, and is not payable with respect to Class T shares issued under our distribution reinvestment plan.

In the event of the death or disability of a stockholder, we will repurchase the shares held by such stockholder at a price equal to the net asset value per share of our shares as disclosed in the periodic report we file with the SEC immediately following the date of the death or disability of such stockholder. See "Description of Our Capital Stock — Limited Repurchase Rights" and "Share Repurchase Program" for a description of certain limitations and restrictions relating to our requirement to repurchase shares in the event of the death or disability of a stockholder.

Advisor Fees

We pay SIC Advisors a fee for its services under the Investment Advisory Agreement. The fee consists of two components: a management fee and an incentive fee.

The management fee is calculated at an annual rate of 1.75% of our gross assets and is payable quarterly in arrears. The incentive fee comprises the following two parts:

- An incentive fee on net investment income, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears and is based upon our pre-incentive fee net investment income for the immediately preceding quarter. No subordinated incentive fee on income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed a quarterly return to investors of 1.75% per quarter on our net assets at the end of the immediately preceding fiscal quarter, or the preferred quarterly return. All of our pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 2.1875% on our net assets at the end of the immediately preceding fiscal quarter in any quarter, will be payable to the Advisor. We refer to this portion of our subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income exceeds 2.1875% on our net assets at the end of the immediately preceding quarter in any quarter. For any quarter in which our pre-incentive fee net investment income exceeds 2.1875% on our net assets at the end of the immediately preceding quarter, the subordinated incentive fee on income shall equal 20% of the amount of our pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.

- An incentive fee on capital gains is earned on investments sold and shall be determined and payable in arrears as of the end of each calendar year during which the Investment Advisory Agreement is in effect. In the case the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of such termination. The fee equals 20% of our realized capital gains, less the aggregate amount of any previously paid incentive fee on capital gains. Incentive fee on capital gains is equal to our realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis.

The incentive fee may induce our Advisor to make investments on our behalf that are more risky or more speculative than would otherwise be the case. Similarly, because our management fee is calculated based upon our gross assets (including any borrowings for investment purposes), SIC Advisors may be encouraged to use leverage to make additional investments. See "Risk Factors — Risks Related to SIC Advisors and its Respective Affiliates — Our incentive fee may induce our Advisor to make speculative investments." See "Investment Advisory Agreement and Fees."

Administration

Medley is reimbursed for administrative expenses it incurs on our behalf. See "Administration Agreement and Fees."

Conflicts of Interest

The 1940 Act prohibits us from making certain negotiated co-investments with affiliates unless we receive an order from the SEC permitting us to do so, which we received in September 2013. Subject to this restriction on co-investments with affiliates, SIC Advisors will offer us the right to participate in all investment opportunities that it determines are appropriate for us in view of our investment objective, policies and strategies and other relevant factors. In accordance with SIC Advisors' allocation policies, we might not participate in each individual opportunity, but will, on an overall basis, be entitled to participate equitably with other entities managed by SIC Advisors and its affiliates.

To the extent that we compete with entities managed by SIC Advisors or any of its affiliates for a particular investment opportunity, SIC Advisors will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict-resolution and allocation policies, (2) the requirements of the Advisers Act, and (3) the conditions of the Exemptive Order and other restrictions under the 1940 Act regarding co-investments with affiliates. SIC Advisors' allocation policies are intended to ensure that we may generally share equitably with other investment funds managed by SIC Advisors or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other investment funds.

In addition, under our incentive fee structure, SIC Advisors may benefit when we recognize capital gains and, because SIC Advisors determines when a holding is sold, SIC Advisors controls the timing of the recognition of capital gains. Also, because the base management fee that we pay to SIC Advisors is based on our gross assets, SIC Advisors may benefit when we incur indebtedness.

~~Our dealer manager and its affiliates will pay may reallow certain amounts to advisors and selected broker-dealers at the time of purchase in connection with the distribution of our Class T shares. The distribution fee will be payable by us to compensate our affiliated dealer manager and its affiliates for paying these amounts and for other expenses incurred by our dealer manager and selected broker-dealers in connection with the ongoing marketing, sale and distribution of such shares. The distribution fee will terminate for all Class T stockholders upon a liquidity event. As such, SIC Advisors may have an incentive to delay a liquidity event if such amounts~~

Reports to Stockholders

Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record. In addition, we will distribute our annual report on Form 10-K to all stockholders within 120 days after the end of each fiscal year. These reports will also be available on our website at *http://www.sierraincomecorp.com* and on the SEC's website at *http://www.sec.gov*. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

Taxation of Our Company

We have elected and intend to continue to qualify to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, we generally do not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders from our tax earnings and profits. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See "Tax Matters."

Company Information

Our administrative and executive offices are located at ~~375~~280 Park Ave., ~~33rd~~6th Floor East, New York, NY 10~~152~~017, and our telephone number is (212) 759-0777. We maintain a website at *http://www.sierraincomecorp.com.* Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Recent Developments

Eighth Amendment to the Expense Support and Reimbursement Agreement

On April 13, 2016, the Company's board of directors approved the eighth amendment to the Expense Support and Reimbursement Agreement, or the Expense Support Agreement, between the Company and SIC Advisors. Pursuant to this amendment, the period during which SIC Advisors may reimburse the Company for operating expenses under the Expense Support Agreement has been extended to June 30, 2016 from March 31, 2016. Pursuant to the amendment, effective as of April 1, 2016, SIC Advisors will make expense support payments on a discretionary basis by making an election on the last day of each month to fund an expense support payment in an amount equal to the difference between the Company's distributions paid to the Company's stockholders during such month less available operating funds received by the Company on account of its investment portfolio during such month.

~~Recent Developments~~

~~On September 24, 2015, the pricing committee of our board of directors approved a decrease to our public offering price from $10.00 per share to $9.70 per share. This decrease became effective in connection with the weekly closing that occurred on September 25, 2015, and was first applied to subscriptions received from September 18, 2015 through September 24, 2015. The purpose of the price decrease was to comply with our pricing policy which states that in the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current offering price per share, after deducting selling commissions and dealer manager fees, we will reduce our offering price accordingly.~~

~~[TBU]~~

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FEES AND EXPENSES ~~[TBU]~~

The following table is intended to assist you in understanding the costs and expenses that an investor in ~~shares of our common stock~~Class A, Class T and Class I shares will bear, directly or indirectly. Other expenses are estimated and may vary. **The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown.** Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you" or "us" or that "we" will pay fees or expenses, stockholders will indirectly bear such fees or expenses. This table assumes that we will receive an exemptive order satisfactory to us that will allow us to offer Class A, Class T and Class I shares. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively.

	Class A	**Class T**	**Class I**
Stockholder transaction expenses (as a percentage of offering price)(1)			
Sales load(2)	9.75%	~~4.75%~~5.00%	—
Offering expenses(3)	~~0.37%0.65%~~0.67%	~~0.67%~~0.66%	0.68%
Distribution reinvestment plan fees(4)	None	None	—
Maximum Contingent Deferred Sales Charges(5)	—	3.00%	—
Total stockholder transaction expenses	~~10.12%10.38%~~10.42%	~~8.38%~~8.66%	~~0.63%~~0.68%
Annual expenses (as a percentage of net assets attributable to common shares)(~~56~~)(6)			
Base Management fee(~~67~~7)	~~3.11%~~3.01%	~~3.11%~~3.01%	3.01%
Incentive fees (20% of investment income and capital gains)(~~78~~8)	~~0.19%~~ - 0.29%	0.29%	~~See Note 8~~ - 0.31%
Interest payments on borrowed funds(~~89~~9)	~~2.08%1.86%~~1.83%	~~2.08%1.86%~~1.83%	~~1.86%~~1.83%
Acquired fund fees and expenses(~~910~~10)	~~0.00%~~ —	—	—
Annual Distribution and Shareholder Servicing ~~f~~Fee(~~110~~11)	—	~~1.25%~~ 1.00%	—
Other expenses(~~1021~~12)	~~0.90%1.22%~~1.27%	~~1.30%~~ 1.25%	1.33%
Total annual expenses(~~1132~~13)	~~6.28%6.37%~~6.40%	~~7.72%~~7.38%	6.48%

(1) Amount assumes we sell $~~315~~132 million worth of our common stock in the next twelve months. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. As of ~~June 30, 2015~~December 31, 2015, we had net assets of approximately $~~639~~674 million. Assuming we raise an additional $~~315~~132 million over the twelve months ended ~~June 30~~December 31, 2016, we would receive net proceeds of approximately ~~$120~~$121 million, resulting in estimated net assets of approximately ~~$794~~$795 million, and average net assets of approximately ~~$734~~$694 million. There can be no assurance that we will sell $~~315~~132 million worth of our common stock in the next twelve months.

(2) As shares are sold, you will pay a maximum sales load of 9.75% and ~~4.75~~5.0% for Class A and Class T shares, respectively for combined upfront selling commissions and dealer manager fees to our dealer manager in accordance with the terms of the dealer manager agreement, which we refer to in this prospectus as the dealer manager agreement. Our dealer manager will engage unrelated, third-party participating broker-dealers in connection with the offering of shares. In connection with the sale of shares by participating broker-dealers, our dealer manager will reallow and pay participating broker-dealers up to: (a) 7.0% or ~~2.75~~3.0% of the gross proceeds from their allocated sales of Class A or Class T shares, respectively and (b) 2.75% and 2.0% for dealer manager fees of Class A or Class T shares, respectively. See "Plan of Distribution" for a description of the circumstances under which a selling commission and/or dealer manager fee may be reduced or eliminated in connection with certain purchases.

(3) This amount is based upon the Company's projected offering expenses for the next twelve months. ~~In accordance with the terms of the Investment Advisory Agreement, SIC Advisors was responsible for paying all other organization and offering expenses incurred by the Company until such time that the Company raised $300 million in gross proceeds. Since June 2, 2014, the date on which the company surpassed the $300 million threshold, we have been responsible for paying all future other organization and offering expenses on our own behalf. In addition, in connection with the expenses incurred prior to June 2, 2014, we had to reimburse SIC Advisors for other organization and offering expenses incurred on our behalf at a rate of 1.25% of the gross proceeds from the offering of shares of our common stock. All such expenses have been reimbursed to SIC Advisors in full as of February 2015.~~

We may reimburse our dealer manager for certain expenses that are deemed underwriting compensation. Assuming an aggregate selling commission and a dealer manager fee of 9.75% or ~~4.75~~5.00% for Class A and Class T shares, respectively, of the gross offering proceeds, we would reimburse the dealer manager in an amount up to 0.25% of the gross offering proceeds. In the event the aggregate selling commission and dealer manager fees are less than 9.75% or ~~4.75~~5.0% for Class A or Class T shares, respectively of the gross offering proceeds, we would reimburse the dealer manager for expenses in an amount greater than 0.25% of the gross offering proceeds.

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(4) The expenses of the distribution reinvestment plan are included in Other Expenses. See “Distribution Reinvestment Plan.”

(5) Class T shares may be subject to a contingent deferred sales charge in the event that a stockholder tenders his or her shares of common stock for repurchase by us prior to the ~~[fifth]~~fourth anniversary of the date that such shares were purchased~~ or, if such shares were Class T shares purchased prior to the Trigger Date, within the period from the date of purchase to four years from the date the distribution fee begins to accrue~~. Class A and Class I shares are not subject to a contingent deferred sales charge. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class T shares as of the date of repurchase and the public offering price at the time such shares were purchased. The maximum contingent deferred sales charge for Class T shares is ~~[•]~~3.00%, which assumes a stockholder tendered his or her shares of common stock prior to the first anniversary of the date that such shares were purchased~~ or, if such shares were Class T purchased prior to the Trigger Date, within the period from the date of purchase to the first anniversary from the date the distribution fee begins to accrue~~. See “Share Repurchase Program” for additional information regarding the contingent deferred sales charge and amounts that would be payable based on the period of time that an investor holds such shares.

(6) Amount assumes we sell $132 million worth of our common stock in the next twelve months, which includes $52 million of Class A shares, $65 million of Class T shares, and $15 million of Class I shares. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. For example, if we were to raise less than $132 million, our expenses as a percentage of net assets may be significantly higher. There can be no assurance that we will sell $132 million worth of our common stock.

~~(65) Amount assumes we sell $315132 million worth of our common stock in the next twelve months, which includes $[•]86 million of Class A shares, $[•]33 million of Class T shares, and $[•]13 million of Class I shares. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. For example, if we were to raise less than $315132 million, our expenses as a percentage of net assets may be significantly higher. There can be no assurance that we will sell $315132 million worth of our common stock.~~

(~~766~~7) Our base management fee is calculated at an annual rate of 1.75%, based on our gross assets, and is payable quarterly in arrears. See “Investment Advisory Agreement and Fees.” If we borrow funds equal to ~~50.15%~~57.11% of net assets, our management fee in relation to our net assets would be higher because the management fee is calculated on the basis of our gross assets (which includes any borrowings for investment purposes).

(~~877~~8) We may have capital gains and investment income that could result in the payment of an incentive fee in the first year after completion of this offering. The incentive fees, if any, are divided into two parts:

(i) a subordinated incentive fee on income, which, at a maximum, for any quarter in which our pre-incentive fee net investment income exceeds 2.1875% of our net assets at the end of the immediately preceding quarter, will equal 20% of the amount of our pre-incentive fee net investment income; and

(ii) an incentive fee on capital gains that will equal 20% of our capital gains, if any, less the aggregate amount of any previously paid incentive fee on capital gains; and

The incentive fees are based on our performance and will not be paid unless we achieve certain goals. We will record an expense accrual relating to the capital gains incentive fee payable by us to our investment advisor (but not paid) when the unrealized gains on our investments exceed all realized capital losses on our investments given the fact that a capital gains incentive fee would be owed to our investment advisor if we were to sell our investment portfolio at such time. The amount in the table assumes that no incentive fees on capital gains will be paid for the following 12-month period which is based on the actual realized capital gains (losses) for the quarter ended ~~June 30~~December 31, 2015 and the unrealized appreciation (depreciation) of our assets investments as of such date and assumes that all such unrealized appreciation (depreciation) is converted to realized capital gains (losses) on such date. See “Investment Advisory Agreement and Fees” for more information concerning the incentive fees.

(~~988~~9) We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by our investors. The figure in the table assumes we borrow for investment purposes an amount equal to ~~50.15%~~57.11% of our estimated future net assets and that the average annual interest rate on the amount borrowed is ~~2.68% 2.58~~2.54%.

Our ability to incur leverage during the twelve months following the commencement of this offering depends, in large part, on the amount of money we are able to raise through the sale of shares registered in this offering.

(~~9109~~10) As we have no intention of investing in the securities or other investment instruments of registered investment companies, BDCs or other investment funds, we have not included any such expenses in this line item.

(~~110~~11) Percentage reflects an annual distribution fee for Class T shares of ~~[1.40]1.25~~1.00% of the estimated value of such shares, as determined in accordance with the applicable rules under FINRA. Class A and Class I shares are not subject to an annual distribution fee. The distribution fee will accrue daily and be paid monthly and will begin on the first day of the first full calendar month following the date of the first sale of a Class T share. The distribution fee is intended to compensate our affiliated dealer manager and its affiliates for amounts paid to advisors and selected broker-dealers at the time of purchase in connection with the distribution of our Class T shares, as well as for services rendered by our dealer manager and selected broker-dealers in connection with the ongoing marketing, sale and distribution of such shares. The distribution fee is payable by us with respect to our Class T shares. See "Plan of Distribution" for a more complete description of the compensation paid to the dealer manager and others affiliated with the sale of shares.

(~~120~~12) Other Expenses, including expenses incurred in connection with administering our business, are based on actual amounts for the preceeding 12-month period and includes accounting, legal and auditing fees as well as the reimbursement of the compensation of our chief financial officer, chief compliance officer and other administrative personnel and fees payable to our independent directors.

(~~1312~~13) For the ~~quarter~~year ended ~~June 30~~December 31, 2015, our ratio of total expenses to average net assets, which included the effect of the Expense Support Agreement, was ~~5.79%~~6.37%. Excluding the effect of the Expense Support Agreement, this amount was ~~7.15%~~7.39%.

Example

We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in our common stock. In calculating the following expense amounts, we have assumed that: (1) our annual operating expenses remain at the levels set forth in the table above, except that the investment would reach the applicable sales charge cap within ~~[five]~~four years with respect to our Class T shares and therefore the distribution fee will terminate within ~~[five]~~four years from the date of purchase (2) the annual return on investment before fees and expenses is 5%, as required by the SEC, (3) the net return after payment of fees and expenses is distributed to stockholders and reinvested at net asset value, and (4) subscribers to our ~~shares~~Class A and Class T shares will pay an up-front selling commission of up to 7.0% and ~~2.20~~2.75~~3.0%, respectively, and a dealer manager fee of up to 2.75% or 2.0% with respect to ~~common stock~~Class A and Class T shares, respectively ~~shares~~, and an ongoing distribution and shareholder servicing fee at an annualized rate of 1.25% of net asset value for the first four years with respect to Class T shares, sold by us in this offering.

~~Normal;~~Class	1 Year	3 Years	5 Years	10 Years
Class A	~~$[160]~~	~~[274]~~	~~[386]~~	~~[653]~~
	~~$ 161~~	~~$ $272~~	~~$ $380~~	~~$ $637~~
	$ 164	$ 273	$ 381	$ 639
Class T: if you did not sell your shares	~~[•]~~	~~[•]~~	~~[•]~~	~~[•]~~
	~~$ $184~~	~~$ $298~~	~~$ $405~~	~~$ $657~~
	$ 158	$ 294	$ 413	$ 666
Class T: if you sold all your shares at the end of the period	~~[•]~~	~~[•]~~	~~[•]~~	~~[•]~~
	~~$ $154~~	~~$ $288~~	~~$ $405~~	~~$ $657~~
	$ 188	$ 304	$ 413	$ 666
Class I	~~71~~	~~1[•]~~	~~[•]~~	~~[•]~~
	~~$ $71~~	~~$ $196~~	~~$ $318~~	~~$ $607~~
	$ 74	$ 204	$ 331	$ 631
	~~1 Year~~	~~3 Years~~	~~5 Years~~	~~10 Years~~
~~You would pay the following expenses on a $1,000 investment, assuming 5% annual return from realized capital gains:~~	~~$160~~	~~$ 274~~	~~$ 386~~	~~$ 653~~

While the example assumes a 5% annual return from realized capital gains on investment before fees and expenses, our performance will vary and may result in an annual return that is greater or less than 5%. **This example should not be considered a representation of your future expenses and actual expenses may be greater or less than those shown. With a 5% annual return that is generated partly or entirely from realized capital gains, an incentive fee on capital gains under the Investment Advisory Agreement would likely be incurred. See "Investment Advisory Agreement and Fees" for information concerning incentive fees. If we achieve sufficient returns on our investments to trigger an incentive fee on income of a material amount, both our distributions to our common stockholders and our expenses would likely be higher.**

QUESTIONS AND ANSWERS[TBU]

Q: What are BDCs?

A: BDCs are closed-end funds that elect to be treated as BDCs under the 1940 Act. As such, BDCs are subject to only certain sections of and rules under the 1940 Act, as well as the Securities Act and Exchange Act. BDCs typically invest in private or thinly traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and may qualify to elect to be taxed as RICs for federal tax purposes if they so choose.

Q: What is a RIC?

A: A RIC is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on any income that it distributes to its stockholders as taxable distributions. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain and maintain RIC tax treatment, a company must distribute to its stockholders for each taxable year at least 90% of its "investment company taxable income," which is generally its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses.

Q: What is a "best efforts" securities offering and how long will this securities offering last?

A: When shares of common stock are offered to the public on a "best efforts" basis, the broker-dealers participating in the offering are only required to use their best efforts to sell such shares. Broker-dealers are not underwriters, and they do not have a firm commitment or obligation to purchase any of the shares of common stock. We have filed post-effective amendments to our prior registration statement, which were subject to SEC review, that have allowed us to continue this offering beyond its initial term of two years. Our current registration statement will allow us to continue offering up to an additional 69,000,000 shares of our common stock. On March 4, 2015, our board of directors approved an extension of the Company's offering period for an additional period of one year, extending the public offering to April 17, 2016, unless further extended by our board of directors.

Q: When will you accept and close on subscriptions?

A: We close on subscriptions received and accepted by us on a weekly basis.

Q: Who can buy shares of common stock in this offering?

A: In general, you may buy our common stock pursuant to this prospectus if you have either (1) net worth of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth of at least $250,000. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under "Suitability Standards" beginning on page iii. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective stockholder's overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of SIC Advisors and (e) the tax consequences of the investment.

Class A shares are currently available for purchase by investors meeting the suitability standards described herein and we expect our Class T shares to be available for purchase by investors meeting such suitability standards if we received the requisite multi-class exemptive relief. Provided we offer Class T shares, a Class T share will convert into a Class A share upon the earliest of (i) a Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See "— Compensation of the Dealer Manager and Selected Broker-Dealers."

We expect Class I shares to be available for purchase by (i) clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services, including individuals, corporations, endowments and foundations, (ii) family offices and their clients, (iii) certain other institutional investors, (iv) high net worth investors and (v) investors affiliated with the Adviser and its affiliates and other individuals designated by management. We expect Class I shares not to be available for purchase through an omnibus or similar intermediary account. The minimum permitted purchase of Class I shares is $[500,000]. Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of Class I shares that may be sold to such persons. We may make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, the dealer manager will serve as the broker-dealer of record. The Adviser and its affiliates will be expected to hold their Class I shares purchased as stockholders for investment and not with a view towards distribution.

Generally, you must purchase at least $2,000 in our Class A, Class T or Class I shares, except for certain investors. After you have satisfied the applicable minimum purchase requirement, additional purchases of Class A, Class T or Class I shares must be in increments of at least $500, except for purchases made pursuant to our distribution reinvestment plan. These minimum net worth and investment levels may be higher in certain jurisdictions, so you should carefully read the more detailed description under "Suitability Standards."

~~Generally, you must purchase at least $2,000 of our shares, except for certain investors. See "Suitability Standards." Certain volume discounts may be available for large purchases. See "Plan of Distribution." If you have previously acquired shares, additional purchases must be for a minimum of $500, except for purchases made pursuant to our distribution reinvestment plan.~~

Our affiliates may also purchase our common stock. The selling commission and the dealer manager fee that are payable by other investors in this offering will be reduced or waived for certain purchasers, including our affiliates.

Q: Who will choose which investments to make?

A: All investment decisions will be made by SIC Advisors, as approved by its investment committee. The investment committee is comprised of a minimum of three members selected from senior members of SIC Advisors' Investment Team. Approval of an investment requires a majority vote of the investment committee, although unanimous agreement is sought. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance. Our board of directors will annually review the compensation we pay to SIC Advisors to determine that the provisions of the Investment Advisory Agreement are carried out.

Q: What are the risks involved in making an investment in your shares?

A: For a complete discussion of the risks related to this offering, see "Risk Factors" beginning on page ~~33~~34.

Q: Are there any conflicts of interests risks?

A: For a complete discussion of the risks related to potential conflicts of interest, see "Certain Relationships and Related Party Transactions" beginning on page 123.

Q: What is the experience of SIC Advisors?

A: Our investment activities are managed by SIC Advisors, who oversees the management of our activities and the day-to-day management of our investment operations. SIC Advisors is an affiliate of Medley. We believe SIC Advisors' senior management team has significant experience across private lending, private equity and real estate investing, including experience advising and managing a BDC through their management of Medley Capital Corporation, a publicly traded BDC (NYSE:MCC). See "Management" for more information on the experience of the members of the senior management team.

Q: How long will this offering last?

A: This is a continuous offering of our shares as permitted by the federal securities laws. We have filed post-effective amendments to our prior registration statement, and will also file post-effective amendments to our current registration statement, of which this prospectus is a part, that are subject to SEC review, that will allow us to continue this offering. On March 4, 2015, our board of directors approved an extension of the Company's offering period for an additional period of one year, extending the public offering to April 17, 2016, unless further extended by our board of directors. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended. Your ability to submit shares for repurchase will not be affected by the expiration of this offering and the commencement of a new one.

Q: Will I receive a stock certificate?

A: No. Our board of directors has authorized the issuance of shares of our capital stock without stock certificates. All shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces our offering costs and transfer agency costs.

Q: Can I invest through my IRA, SEP or after-tax deferred account?

A: Yes, subject to the suitability standards. A custodian, trustee or other authorized person must process and forward to us subscriptions made through individual retirement accounts, or IRAs, simplified employee pension plans, or SEPs, or after-tax deferred accounts. In the case of investments through IRAs, SEPs or after-tax deferred accounts, we will send the confirmation and notice of our acceptance to such custodian, trustee or other authorized person. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See "Suitability Standards" for more information.

Q: What kinds of fees will I be paying?

A: There are two types of fees that you will incur. First, there are stockholder transaction expenses that are a one-time up-front fee with respect to Class A and Class T shares, while Class I shares are not subject to such fee. They are calculated as a percentage of the public offering price and made up of selling commissions, dealer manager fees and offering expenses. Our Class T shares may also be subject to a contingent deferred sales charge. See "Share Repurchase Program." Second, as an externally managed BDC, we will also incur various recurring expenses, including the management fees and incentive fees that are payable under our Investment Advisory Agreement and administrative costs that are payable under our Administration Agreement. See "Fees and Expenses," "Investment Advisory Agreement and Fees" and "Administration Agreement and Fees" for more information. In addition, our Class T shares will be subject to an annual distribution fee. See "Fees and Expenses," "Investment Advisory and Administrative Services Agreement" and "Multiple Share Classes" for more information.

Q: How will the payment of fees and expenses affect my invested capital?

A: The payment of fees and expenses will reduce: (1) the funds available to us for investments in portfolio companies, (2) the net income generated by us, (3) funds available for distribution to our stockholders and (4) the net asset value of your shares of common stock.

Q: Are there any restrictions on the transfer of shares?

A: No. ~~Shares of our common stock have no preemptive rights and will be freely transferable. We do not intend to list our securities on any securities exchange, and we do not expect there to be a public market for our shares in the foreseeable future. As a result, your ability to sell your shares will be limited. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us. See "Risk Factors — Risks Related to an Investment in Our Common Stock."~~ Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, or as set forth under the terms of our Class A, Class T and Class I common stock described in "Multiple Share Classes," each class of our shares will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, we do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. We ~~intend~~ have implemented a share repurchase program, but only a limited number of shares will be eligible for repurchase by us. In addition, any such repurchases will be at the ~~net offering price in effect for the applicable share class as of the date of repurchase~~ most recently disclosed net asset value per share. If you wish to tender your Class T shares for repurchase by us prior to the ~~fifth~~fourth anniversary of the date that such shares were purchased~~or, if such shares were purchased prior to the Trigger Date, within the period from the date of purchase to five years from the date the distribution fee begins to accrue~~, such shares may be subject to a contingent deferred sales charge. See "Share Repurchase Program" for additional information regarding the contingent deferred sales charge and amounts that would be payable based on the period of time that a stockholder holds such shares. As a result, your ability to sell your shares will be limited and you may not receive a full return of invested capital upon selling your shares. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us. See "Risk Factors—Risks Related to an Investment in Our Common Stock."

Q: Will I be able to sell my shares of common stock in a secondary market?

A: We do not intend to list our shares on a securities exchange during the offering period, and do not expect a public market to develop for our shares in the foreseeable future. Because of the lack of a trading market for our shares, stockholders may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

Q: Will I otherwise be able to liquidate my investment?

A: We intend to seek to complete a liquidity event for our stockholders within seven years following the expiration of the offering period, although we may determine to complete a liquidity event earlier. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our common shares on a national securities exchange or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as "liquidity events." Provided we offer Class T shares, a Class T share will convert into a Class A share upon the earliest of (i) a Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See "—Compensation of the Dealer Manager and Selected Broker-Dealers." While our intention is to seek to complete a liquidity event within seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe.

In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. There can be no assurance that we will complete a liquidity event. Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your common shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the common shares being repurchased. See "Share Repurchase Program" for a detailed description of our share repurchase program.

Q: Will the distributions I receive be taxable?

A: Yes. Although we intend to maintain our qualification as a RIC and generally not pay federal corporate-level taxes, distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our "investment company taxable income" (generally our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. Distributions of our net capital gains (generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as "capital gain dividends" will be taxable to a U.S. stockholder as long-term capital gains in the case of individuals, trusts or estates, regardless of the U.S. stockholder's holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits, or return of capital, first will reduce a U.S. stockholder's adjusted tax basis in such stockholder's common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. See "Tax Matters."

Q: When will I get my detailed tax information?

A: We intend to send to each of our non-corporate U.S. stockholders, within 75 days after the end of each calendar year, a Form 1099-DIV detailing the amounts includible in such U.S. stockholder's taxable income for such year as ordinary income and as long-term capital gain.

Q: Who can help answer my questions?

A: If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or the dealer manager at:


SC Distributors, LLC
610 Newport Center Drive
Suite #350
Newport Beach, CA 92660
949-706-8640


SELECTED FINANCIAL AND OTHER DATA ~~[TBU]~~

The following selected financial data should be read together with our Consolidated Financial Statements and the related notes and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus. The financial information as of and for the fiscal years ended December 31, 2015, 2014, 2013, and 2012 set forth below was derived from our audited consolidated financial statements and related notes. ~~The financial information as of and for the three months ended June 30, 2015 and 2014 was derived from our unaudited financial statements and related notes.~~In the opinion of management, all adjustments, consisting solely of normal recurring accruals, considered necessary for the fair presentation of financial statements for the interim periods, have been included. The historical financial information below may not be indicative of our future performance.

	At and for the Year Ended December 31, 2015	At and for the Year Ended December 31, 2014	At and for the Year Ended December 31, 2013	At and for the Year Ended December 31, 2012
Statement of Operations data:				
Total investment income	$ ~~85,402,307~~85,639,700	$ 39,391,455	$ 8,007,002	$ 1,235,116
Base management fees	~~17,233,255~~ 17,234,293	8,976,657	1,906,386	319,530
Incentive fee	4,434,352	(183,617)	182,989	628
All other expenses - Net of expense reimbursement	23,753,879	11,032,000	574,082	424,926
Net investment income	~~46,500,503~~ 46,500,503	19,566,415	5,343,545	490,032
Unrealized appreciation/depreciation on total investments	~~(67,710,941)~~ ~~[~~(67,923,168~~]~~)	(12,525,678)	839,817	(19,160)
Net realized gain/loss on total investments	11,309,852	7,011,513	97,424	22,298
Net increase/decrease in net assets resulting from operations	~~(10,074,251)~~ 10,112,813	14,052,250	6,280,786	493,170
Per share data:				
Net asset value per common share at year end	$ 8.16	$ 8.97	$ 9.18	$ 8.96
Net investment income	0.66	0.55	0.72	0.21
Net realized gains/ (losses) on total investments	0.16	0.20	0.01	0.01
Net unrealized appreciation/ (depreciation) on total investments	(0.96)	(0.35)	0.12	(0.01)
Net increase/decrease in net assets resulting from operations	(0.14)	0.40	0.85	0.48
Dividends declared	0.80	0.80	0.80	0.40
Issuance of common stock above net asset value	0~~0~~.~~-~~1~~1~~3~~9~~	0.19	0.17	—~~-~~
Balance Sheet data at year end:				
Total investment portfolio at fair value	$ 907,362,444	$616,915,093	$ 137,801,537	$ 30,580,211
Cash collateral on total return swap	77,029,970	56,877,928	6,706,159	—~~-~~
Total investments	984,392,414	673,793,021	144,507,696	30,580,211
Cash and cash equivalents	93,658,142	65,749,154	34,939,948	6,651,767

Other assets	19,658,243			
	19,895,635	16,523,457	6,759,194	1,608,400
Total assets	1,097,708,799			
	1,097,946,191	756,065,632	186,206,838	38,840,378
Total liabilities	423,546,138 423,822,092	269,545,719	33,204,565	18,217,396
Total net assets	674,162,661 674,124,099	486,519,913	153,002,273	20,622,982
Other data: (unaudited):				
Weighted average yield on total investments[1]	xxxxxx 11.5%	10.8%	10.0%	11.0%
Number of investments companies in investment portfolio at year end	89	73	49	34

(1) The weighted average yield represents amortized total investments yield to maturity including the yield of cash collateral on the total return swap.

Selected Financial Data	At and for the Six Months Ended June 30, 2015, (unaudited)	At and for the Year Ended December 31, 2014	At and for the Year Ended December 31, 2013	At and for the Year Ended December 31, 2012
Statement of Operations data:				
Total investment income	$ 38,307,266	$ 39,391,455	$ 8,007,002	$ 1,235,116
Base management fees	7,963,543	8,976,657	1,906,386	319,530
Incentive fee	2,392,892	(183,617)	182,989	628
All other expenses	6,939,572	11,032,000	574,082	424,926
Net investment income	21,011,259	19,566,415	5,343,545	490,032
Unrealized appreciation/depreciation on total investments	(2,731,133)	(12,525,678)	839,817	(19,160)
Net realized gain/loss on total investments	5,287,120	7,011,513	97,424	22,298
Net increase in net assets resulting from operations	23,567,246	14,052,250	6,280,786	493,170
Per share data:				
Net asset value per common share at period/year end	$ 8.96	$ 8.97	$ 9.18	$ 8.96
Net investment income	0.33	0.55	0.72	0.33
Net realized gains/(losses) on total investments	0.08	0.20	0.01	0.01
Net unrealized appreciation/(depreciation) on total investments	(0.02)	(0.35)	0.12	(0.01)
Net increase in net assets resulting from operations	0.39	0.40	0.85	0.33
Dividends declared	0.40	0.80	0.80	0.40
Issuance of common stock above net asset value	—	0.19	0.17	—
Balance Sheet data at year end:				
Total investment portfolio at fair value	$ 871,144,119	$616,915,093	$137,801,537	$30,580,211
Cash collateral on total return swap	61,458,766	56,877,928	6,706,159	—
Total investments	932,602,885	673,793,021	144,507,696	30,580,211
Cash and cash equivalents	24,131,786	65,749,154	34,939,948	6,651,767
Other assets	20,650,305	16,523,457	6,759,194	1,608,400
Total assets	977,384,976	756,065,632	186,206,838	38,840,378
Total liabilities	338,360,842	269,545,719	33,204,565	18,217,396
Total net assets	639,024,134	486,519,913	153,002,273	20,622,982
Other data:				
Weighted average yield on total investments[1]	10.9%	10.8%	10.0%	11.0%
Number of investments in investment portfolio at year end	85	73	49	34

(1) The weighted average yield represents amortized total investments yield to maturity including the yield of cash collateral on the total return swap.

SELECTED QUARTERLY FINANCIAL DATA [TBU]

The following tables set forth certain quarterly financial information for each of the quarters for the fiscal years ended December 31, 2015, 2014 and 2013 and for the quarters ended December 31, 2015, September 30, 2015, June 30, 2015 and March 31, 2015. This information was derived from our unaudited consolidated financial statements. Results for any quarter are not necessarily indicative of results for the past fiscal year or for any future quarter.

(Dollars in thousands, except per share data)	For the quarter ended June 30, 2015	For the quarter ended March 31, 2015
Total investment income	$22,300,447	$16,006,819
Net investment income	$12,111,932	$ 8,899,327
Net increase in net assets from operations	$11,569,366	$11,997,880
Net investment income per share	$ 0.18	$ 0.15
Net increase in net assets from operations per share	$ 0.17	$ 0.21
Net asset value per share at end of period	$ 8.96	$ 8.98

	Quarter Ended			
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Total Investment Income	$ 23,615,695 23,853,088	$ 23,479,346	$22,300,447	$16,006,819
Total Investment Income per Common Share	0.29	0.31	0.33	0.27
Net Investment Income	13,980,254	11,508,990	12,111,932	8,899,327
Net Investment Income per Common Share	0.17	0.15	0.18	0.15
Net Realized and Unrealized Gain (Loss)	(31,123,023 31,161,585)	(28,007,718)	(542,566)	3,098,553
Net Realized and Unrealized Gain (Loss) per Common Share	(0.38)	(0.38)	(0.01)	0.05
Net Increase (Decrease) in Net Assets Resulting from Operations	(17,142,769 17,181,331)	(16,498,728)	11,569,366	11,997,880
Basic and Diluted Earnings (Loss) per Common Share	(0.21)	(0.22)	0.17	0.21
Net Asset Value per Common Share at End of Quarter	8.16	8.56	8.96	8.98

(Dollars in thousands, except per share data)	For the quarter ended December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Total investment income	$15,926,766	$12,054,651	$6,813,824	$4,596,214
Net investment income	$ 9,005,148	$ 4,312,499	$3,756,119	$2,492,649
Net increase/(decrease) in net assets from operations	$(3,953,390)	$ 6,322,763	$7,235,329	$4,447,548
Net investment income per share	$ 0.18	$ 0.11	$ 0.13	$ 0.12
Net increase/(decrease) in net assets from operations per share	$ (0.08)	$ 0.16	$ 0.25	$ 0.22
Net asset value per share at end of period	$ 8.97	$ 9.22	$ 9.25	$ 9.20

	Quarter Ended			
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Total Investment Income	$ 15,926,766	$12,054,651	$6,813,824	$4,596,214
Total Investment Income per Common Share	0.31	0.30	0.23	0.23
Net Investment Income	9,005,148	4,312,499	3,756,119	2,492,649
Net Investment Income per Common Share	0.18	0.11	0.13	0.12
Net Realized and Unrealized Gain (Loss)	(12,958,538)	2,010,264	3,479,210	1,954,899
Net Realized and Unrealized Gain (Loss) per Common Share	(0.25)	0.05	0.12	0.10
Net Increase (Decrease) in Net Assets Resulting from Operations	(3,953,390)	6,322,763	7,235,329	4,447,548
Basic and Diluted Earnings (Loss) per Common Share	(0.08)	0.16	0.25	0.22
Net Asset Value per Common Share at End of Quarter	8.97	9.22	9.25	9.20

	Quarter Ended			
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Total Investment Income	$3,393,010	$2,029,631	$1,526,284	$1,058,077
Total Investment Income per Common Share	0.25	0.26	0.30	0.33
Net Investment Income	2,029,585	1,625,608	1,154,119	534,233
Net Investment Income per Common Share	0.15	0.21	0.22	0.17
Net Realized and Unrealized Gain (Loss)	925,855	(181,452)	(664,116)	856,954
Net Realized and Unrealized Gain (Loss) per Common Share	0.07	(0.02)	(0.13)	0.27
Net Increase (Decrease) in Net Assets Resulting from Operations	2,955,440	1,444,156	490,003	1,391,187
Basic and Diluted Earnings (Loss) per Common Share	0.22	0.18	0.09	0.43
Net Asset Value per Common Share at End of Quarter	9.18	9.14	9.13	9.18

	For the quarter ended			
(Dollars in thousands, except per share data)	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Total investment income	$3,393,010	$2,029,631	$1,526,284	$1,058,077
Net investment income	$2,029,585	$1,625,608	$1,154,119	$ 534,233
Net increase/(decrease) in net assets from operations	$2,955,440	$1,444,156	$ 490,003	$1,391,187
Net investment income per share	$ 0.15	$ 0.21	$ 0.22	$ 0.17
Net increase/(decrease) in net assets from operations per share	$ 0.22	$ 0.18	$ 0.09	$ 0.43
Net asset value per share at end of period	$ 9.18	$ 9.14	$ 9.13	$ 9.18

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. The risks below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Structure

Further downgrades of the U.S. credit rating, impending automatic spending cuts or another government shutdown could negatively impact our liquidity, financial condition and earnings.

Recent U.S. debt ceiling and budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the United States, or the US, from "AAA" to "AA+" in August 2011. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. In October 2014, the Federal Reserve announced that it was concluding its bond-buying program, or quantitative easing, which was designed to stimulate the economy and expand the Federal Reserve's holdings of long-term securities, suggesting that key economic indicators, such as the unemployment rate, had showed signs of improvement since the inception of the program. It is unclear what effect, if any, the conclusion of the Federal Reserve's bond-buying program will have on the value of our investments. However, it is possible that, without quantitative easing by the Federal Reserve, these developments, along with the United States government's credit and deficit concerns and the European sovereign debt crisis, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Additionally, in January 2015, the Federal Reserve reaffirmed its view that the current target range for the federal funds rate was appropriate based on current economic conditions. However, if key economic indicators, such as the unemployment rate or inflation, do not progress at a rate consistent with the Federal Reserve's objectives, the target range for the federal funds rate may increase and cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Absent further quantitative easing by the Federal Reserve, these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world, may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Since 2010, several European Union ("EU") countries,

The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on our business and operations.

From time to time, capital markets may experience periods of disruption and instability. For example, between 2008 and 2009, the global capital markets were unstable as evidenced by periodic disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions. Despite actions of the U.S. federal government and foreign governments, these events contributed to worsening general economic conditions that materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While market conditions have largely recovered from the events of 2008 and 2009, there have been continuing periods of volatility, some lasting longer than others. For example, in the latter half of 2015 and continuing through the date of this annual report, economic uncertainty and market volatility in China and geopolitical unrest in the Middle East, combined with continued volatility of oil prices, among other factors, have caused disruption in the capital markets, including the markets in which we participate. There can be no assurance these market conditions will not continue or worsen in the future.

Equity capital may be difficult to raise during periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors.

Volatility and dislocation in the capital markets can also create a challenging environment in which to raise or access debt capital.

The reappearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what we currently experience. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies.

Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). Significant changes in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital could have a material adverse effect on our business, financial condition or results of operations.

Uncertainty about the financial stability of the United States and of several countries in the European Union (EU) and China could have a significant adverse effect on our business, financial condition and results of operations.

Due to federal budget deficit concerns, S&P downgraded the federal government's credit rating from AAA to AA+ for the first time in history on August 5, 2011. Further, Moody's and Fitch had warned that they may downgrade the federal government's credit rating. Further downgrades or warnings by S&P or other rating agencies, and the United States government's credit and deficit concerns in general, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased U.S. government credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our common stock.

In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these nations to continue to service their sovereign debt obligations. While the financial stability of many of such countries has improved significantly, risks resulting from any future debt crisis in Europe or any similar crisis could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of European financial institutions. In July and August 2015, Greece reached agreements with its international creditors for bailouts that provide aid in exchange for austerity terms that had previously been rejected by Greek voters. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. We cannot assure you that market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy, and we cannot assure you that assistance packages will be available, or if available, be sufficient to stabilize countries and markets in Europe or elsewhere affected by a financial crisis. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be significantly and adversely affected.

In the second quarter of 2015, stock prices in China experienced a significant drop, resulting primarily from continued sell-off of shares trading in Chinese markets. In August 2015, Chinese authorities sharply devalued China's currency. These market and economic disruptions affected, and may in the future affect, the U.S. capital markets, which could adversely affect our business.

In October 2014, the Federal Reserve announced that it was concluding its bond-buying program, or quantitative easing, which was designed to stimulate the economy and expand the Federal Reserve's holdings of long-term securities, suggesting that key economic indicators, such as the unemployment rate, had showed signs of improvement since the inception of the program. It is unclear what effect, if any, the conclusion of the Federal Reserve's bond-buying program will have on the value of our investments. Additionally, in December 2015, the Federal Reserve announced a raise in the target range for the federal funds rate, based on a perceived improvement in economic conditions. The Federal Reserve also emphasized its plan to lift the target benchmark rate gradually over a three-year period, pending economic factors such as a rise in inflation. However, if key economic indicators, such as the unemployment rate or inflation, do not progress at a rate consistent with the Federal Reserve's objectives, the Federal Reserve may deviate from its announced plan, causing interest rates and borrowing costs to rise at an increased rate, which may negatively impact our ability to access the debt markets on favorable terms. We can make no assurances as to how the Federal Reserve will adjust the benchmark rate in the future. These developments, along with the United States government's credit and deficit concerns and the European sovereign debt crisis, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms.

Any further disruptive conditions in the financial industry and the impact of new legislation in response to those conditions could restrict our business operations and could adversely impact our results of operations and financial condition. In addition, the BDC market may be more sensitive to changes in interest rates or other

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factors and to the extent the BDC market trades down, our shares might likewise be affected. If the fair value of our assets declines substantially, we may fail to maintain the asset coverage ratios imposed upon us by the 1940 Act. Any such failure would affect our ability to issue securities, including borrowings, and pay dividends, which could materially impair our business operations. Our liquidity could be impaired further by an inability to access the capital markets or to consummate new borrowing facilities to provide capital for normal operations, including new originations. In recent years, reflecting concern about the stability of the financial markets, many lenders and institutional investors have reduced or ceased providing funding to borrowers.

Our business and operation could be negatively affected if we become subject to any securities litigation or stockholder activism, which could cause us to incur significant expense, hinder execution of investment strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing in the BDC space recently. While we are currently not subject to any securities litigation or stockholder activism, due to the potential volatility of our stock price and for a variety of other reasons, we may in the future become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management's and our board of directors' attention and resources from our business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. There is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets. Moreover, there are concerns that the recent economic slowdown in China could have a negative impact on markets throughout the world. We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

We face cyber-security risks.

Our business operations rely upon secure information technology systems for data processing, storage and reporting. Despite careful security and controls design, implementation and updating, our information technology systems could become subject to cyber-attacks. Network, system, application and data breaches could result in operational disruptions or information misappropriation, which could have a material adverse effect on our business, results of operations and financial condition.

Cyber-security failures or breaches by our investment adviser and other service providers (including, but not limited to, accountants, custodians, transfer agents and administrators), and the issuers of securities in which we invest also, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with our ability to calculate its net asset value, impediments to trading, the inability of our stockholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future.

We are highly dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends.

Our business is highly dependent on our and third parties' communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control and adversely affect our business. There could be:

- sudden electrical or telecommunications outages;

- natural disasters such as earthquakes, tornadoes and hurricanes;

- disease pandemics;

- events arising from local or larger scale political or social matters, including terrorist acts; and

- cyber-attacks.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.

Further downgrades of the U.S. credit rating, impending automatic spending cuts or another government shutdown could negatively impact our liquidity, financial condition and earnings.

Recent U.S. debt ceiling and budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the United States, or the US, from "AAA" to "AA+" in August 2011. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. In October 2014, the Federal Reserve announced that it was concluding its bond-buying program, or quantitative easing, which was designed to stimulate the economy and expand the Federal Reserve's holdings of long-term securities, suggesting that key economic indicators, such as the unemployment rate, had showed signs of improvement since the inception of the program. It is unclear what effect, if any, the conclusion of the Federal Reserve's bond-buying program will have on the value of our investments. However, it is possible that, without quantitative easing by the Federal Reserve, these developments, along with the United States government's credit and deficit concerns and the European sovereign debt crisis, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Additionally, in January 2015, the Federal Reserve reaffirmed its view that the current target range for the federal funds rate was appropriate based on current economic conditions. However, if key economic indicators, such as the unemployment rate or inflation, do not progress at a rate consistent with the Federal Reserve's objectives, the target range for the federal funds rate may increase and cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Absent further quantitative easing by the Federal Reserve, these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world, may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Since 2010, several European Union ("EU") countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. There is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United states financial markets. Moreover, there are concerns that the recent economic slowdown in China could have a negative impact on markets throughout the world. We do not know how long the financial markets will continue to be affected by these events and

cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

We face cyber-security risks.

Our business operations rely upon secure information technology systems for data processing, storage and reporting. Despite careful security and controls design, implementation and updating, our information technology systems could become subject to cyber-attacks. Network, system, application and data breaches could result in operational disruptions or information misappropriation, which could have a material adverse effect on our business, results of operations and financial condition.

Cyber security failures or breaches by our investment adviser and other service providers (including, but not limited to, accountants, custodians, transfer agents and administrators), and the issuers of securities in which we invest, also have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with our ability to calculate its net asset value, impediments to trading, the inability of our stockholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future.

We face ~~cyber-security~~cybersecurity risks. If we are unable to maintain the availability of our electronic data systems and safeguard the security of our data, our ability to conduct business may be compromised, which could impair our liquidity, disrupt our business, damage our reputation and cause losses.

Cybersecurity refers to the combination of technologies, processes, and procedures established to protect information technology systems and data from unauthorized access, attack, or damage. We are subject to cybersecurity risks. Information ~~cyber security~~cybersecurity risks have significantly increased in recent years and, while we have not experienced any material losses relating to cyber attacks or other information security breaches, we could suffer such losses in the future. Our computer systems, software and networks may be vulnerable to

unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations or the operations of our customers or counterparties, which could result in significant losses or reputational damage. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect our business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, we may be required to expend significant additional resources to modify our protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks. We currently do not maintain insurance coverage relating to cybersecurity risks, and we may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are not fully insured.

Third parties with which we do business may also be sources of cybersecurity or other technological risks.

~~Cyber security~~Cybersecurity failures or breaches by our investment adviser and other service providers (including, but not limited to, accountants, custodians, transfer agents and administrators), and the issuers of securities in which we invest, also have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with our ability to calculate its net asset value, impediments to trading, the inability of our stockholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future.

We outsource certain functions and these relationships allow for the storage and processing of our information, as well as customer, counterparty, employee and borrower information. While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure or destruction of data, or other cybersecurity incidents, with increased costs and other consequences, including those described above.

Difficult market and political conditions may adversely affect our business in many ways, including by reducing the value or hampering the performance of the investments made by our funds, each of which could materially and adversely affect our business, results of operations and financial condition.

Our business is materially affected by conditions in the global financial markets and economic and political conditions throughout the world, such as interest rates, availability and cost of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to our taxation, taxation of our investors, the possibility of changes to tax laws in either the United States or any non-U.S. jurisdiction and regulations on asset managers), trade barriers, commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, terrorist acts and security operations). These factors are outside of our control and may affect the level and volatility of asset prices and the liquidity and value of investments, and we may not be able to or may choose not to manage our exposure to these conditions. Ongoing developments in the U.S. and global financial markets following the turmoil in the global capital markets and the financial services industry in late 2008 and early 2009 continue to illustrate that the current environment is still one of uncertainty and instability for investment management businesses. These and other conditions in the global financial markets and the global economy may result in adverse consequences for our funds and their respective investee companies, which could restrict such funds' investment activities and impede such funds' ability to effectively achieve their investment objectives.

The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our liquidity, financial condition and earnings.

~~Although U.S. lawmakers passed legislation in February of 2014 to raise the federal debt ceiling through March of 2015, and Standard & Poor's Ratings Services affirmed its 'AA+' long-term sovereign credit rating on the United States and revised the outlook on the long-term rating from negative to stable in June of 2013, U.S. debt ceiling and budget deficit concerns together with signs of deteriorating sovereign debt conditions in Europe continue to present the possibility of a credit-rating downgrade, economic slowdowns, or a recession for the United States. The impact or any further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments, along with any further European sovereign debt issues, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.~~

A failure or the perceived risk of a failure to raise the statutory debt limit of the United States could have a material adverse effect on our business, financial condition and results of operations.

~~In February of 2014, U.S. lawmakers passed legislation to raise the federal debt ceiling through March of 2015. However, if legislation increasing the debt ceiling is not enacted beyond March of 2015 and the debt ceiling is reached, the federal government~~

may stop or delay making payments on its obligations. A failure by Congress to raise the debt limit to the extent necessary would increase the risk of default by the United States on its obligations, as well as the risk of other economic dislocations. If the U.S. Government fails to complete its budget process or to provide for a continuing resolution before the expiration of the current continuing resolution (currently March 2015), another federal government shutdown may result. Such a failure or the perceived risk of such a failure, consequently, could have a material adverse effect on the financial markets and economic conditions in the United States and throughout the world. It could also limit our ability and the ability of our portfolio companies to obtain financing, and it could have a material adverse effect on the valuation of our portfolio companies. Consequently, the continued uncertainty in the general economic environment and potential debt ceiling implications, as well in specific economies of several individual geographic markets in which our portfolio companies operate, could adversely affect our business, financial condition and results of operations.

A failure on our part to maintain our status as a BDC would significantly reduce our operating flexibility.

If we fail to maintain our status as a BDC, we might be regulated as a closed-end investment company that is required to register under the 1940 Act, which would subject us to additional regulatory restrictions and significantly decrease our operating flexibility. In addition, any such failure could cause an event of default under our outstanding indebtedness, which could have a material adverse effect on our business, financial condition or results of operations.

We may suffer credit losses.

Private debt in the form of secured loans to corporate and asset-based borrowers is highly speculative and involves a high degree of risk of credit loss, and therefore an investment in our securities may not be suitable for someone with a low tolerance for risk. These risks are likely to increase during an economic recession, such as the economic recession or downturn that the United States and many other countries have recently experienced or are experiencing.

Changes relating to the LIBOR calculation process may adversely affect the value of our portfolio of the LIBOR-indexed, floating-rate debt securities.

In the recent past, concerns have been publicized that some of the member banks surveyed by the British Bankers' Association ("BBA") in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them in order to profit on their derivatives positions or to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may have resulted from reporting inter-bank lending rates higher than those they actually submitted. A number of BBA member banks entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations by regulators and governmental authorities in various jurisdictions are ongoing.

Actions by the BBA, regulators or law enforcement agencies as a result of these or future events, may result in changes to the manner in which LIBOR is determined. Potential changes, or uncertainty related to such potential changes may adversely affect the market for LIBOR-based securities, including our portfolio of LIBOR-indexed, floating-rate debt securities. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based securities or the value of our portfolio of LIBOR-indexed, floating-rate debt securities.

It is unclear how increased regulatory oversight and changes in the method for determining LIBOR may affect the value of the financial obligations to be held or issued by us that are linked to LIBOR, or how such changes could affect our results of operations or financial condition.

As a result of concerns about the accuracy of the calculation of LIBOR, a number of British Bankers' Association, or BBA, member banks entered into settlements with certain regulators and law enforcement agencies with respect to the alleged manipulation of LIBOR, and there are ongoing investigations by regulators and governmental authorities in various jurisdictions. Following a review of LIBOR conducted at the request of the U.K. government, on September 28, 2012, recommendations for reforming the setting and governing of LIBOR were released, which are referred to as the Wheatley Review. The Wheatley Review made a number of recommendations for changes with respect to LIBOR, including the introduction of S-5 statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of the compilation of lending rates and new regulatory oversight and enforcement mechanisms for ratesetting and a reduction in the number of currencies and tenors for which LIBOR is published. Based on the Wheatley Review and on a subsequent public and governmental consultation process, on March 25, 2013, the U.K. Financial Services Authority published final rules for the U.K. Financial Conduct Authority's regulation and supervision of LIBOR, which are referred to as the FCA Rules. In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. The FCA Rules took effect on April 2, 2013, and in early 2014 the NYSE Euronext replaced the BBA as LIBOR's administrator. It is uncertain what additional regulatory changes or what changes, if any, in the method of determining LIBOR may be required or made by the U.K. government or other governmental or regulatory authorities. Accordingly, uncertainty as to the nature of such changes may adversely affect the market for or value of any LIBOR-linked securities, loans, derivatives and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, derivatives and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations.

Price declines in the corporate leveraged loan market may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation.

Prior to the onset of the financial crisis that began in 2007, securitized investment vehicles, hedge funds and other highly leveraged non-bank financial institutions comprised the majority of the market for purchasing and holding senior and subordinated debt. As the trading price of the loans underlying these portfolios began to deteriorate beginning in the first quarter of 2007, we believe that many institutions were forced to raise cash by selling their interests in performing assets in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with falling underlying credit values, widespread redemption requests, and other constraints resulting from the credit crisis generating further selling pressure.

Conditions in the medium- and large-sized U.S. corporate debt market may experience similar or worse disruption or deterioration in the future, which may cause pricing levels to similarly decline or be volatile. As a result, our net asset value could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve our investment objective depends on our Advisor's ability to manage and support our investment process. If the Advisor was to lose a significant number of its key professionals, our ability to achieve our investment objective could be significantly harmed.

We have no internal management capacity or employees other than our appointed executive officers and are dependent upon the investment expertise, skill and network of business contacts of our Advisor to achieve our investment objective. Our Advisor will evaluate, negotiate, structure, execute, monitor, and service our investments. Our future success depends to a significant extent on the continued service and coordination of our Advisor, including its key professionals. The departure of a significant number of our Advisor's key professionals could have a material adverse effect on our ability to achieve our investment objective.

Our ability to achieve our investment objective also depends on the ability of our Advisor to identify, analyze, invest in, finance, and monitor companies that meet our investment criteria. Our Advisor's capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the involvement of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, our Advisor may need to retain, hire, train, supervise, and manage new investment professionals to participate in our investment selection and monitoring process. Our Advisor may not be able to find qualified investment professionals in a timely manner or at all. Any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

In addition, the Investment Advisory Agreement has termination provisions that allow the agreement to be terminated by us on 60 days' notice or by SIC Advisors on 120 days' notice without penalty.

We depend upon senior management personnel of SIC Advisors for our future success, and if SIC Advisors is unable to retain qualified personnel or if SIC Advisors loses any member of its senior management team, our ability to achieve our investment objective could be significantly harmed.

We depend on our investment management team, or the Investment Team, which is provided by SIC Advisors, for the identification, final selection, structuring, closing and monitoring of our investments. Our Investment Team is integral to our asset management activities and has critical industry experience and relationships that we will rely on to implement our business plan. Our future success depends on our Investment Team's continued service to SIC Advisors. The departure of any of the members of SIC Advisors' Investment Team could have a material adverse effect on our ability to achieve our investment objective. As a result, we may not be able to operate our business as we expect, and our ability to compete could be harmed, which could cause our operating results to suffer. In addition, we can offer no assurance that SIC Advisors will remain our investment adviser or our administrator.

Our investment adviser may not be able to achieve the same or similar returns as those achieved in the past by our senior management and Investment Team while they were employed at prior positions.

The track record and achievements of the senior management and Investment Team of SIC Advisors are not necessarily indicative of future results that will be achieved by our investment adviser. As a result, our investment adviser may not be able to achieve the same or similar returns as those achieved by our senior management and Investment Team during their tenure with SIC Advisors or while they were employed at prior positions.

Because we expect to distribute substantially all of our net investment income and net realized capital gains to our stockholders, we will need additional capital to finance our growth and such capital may not be available on favorable terms or at all.

We have elected and qualified to be taxed for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, we must meet certain requirements, including source-of-income, asset diversification and distribution requirements in order to not have to pay corporate-level U.S. federal income taxes on income we distribute to our stockholders as dividends, which allows us to substantially reduce or eliminate our corporate-level U.S. federal income tax liability. As a BDC, we are generally required to meet a coverage ratio of total assets to total senior securities, which includes all of our borrowings and any preferred stock we may issue in the future, of at least 200% at the time we issue any debt or preferred stock. This requirement limits the amount of our leverage. Because we will continue to need capital to grow our investment portfolio, this limitation may prevent us from incurring debt or issuing preferred stock and require us to raise additional equity at a time when it may be disadvantageous to do so. We cannot assure you that debt and equity financing will be available to us on favorable terms, or at all, and debt financings may be restricted by the terms of any of our outstanding borrowings. In addition, as a BDC, we are generally not permitted to issue common stock priced below NAV without stockholder approval. If additional funds are not available to us, we could be forced to curtail or cease new lending and investment activities, and our NAV could decline.

The amount of any distributions we pay is uncertain. We may not be able to pay you distributions or be able to sustain them and our distributions may not grow over time.

We began declaring semi-monthly distributions, which are paid on a monthly basis, to our stockholders beginning in July 2012 and intend to continue declaring semi-monthly distributions to stockholders, to the extent that we have assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. All distributions that we make will be at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status and other factors as our board of directors may deem to be relevant. Our ability to pay distributions might be adversely affected by the impact of the risks described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC may limit our ability to pay distributions. As a result, we cannot assure you that we will pay distributions to our stockholders in the future.

Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our offering. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions, which may reduce the amount of capital we ultimately invest in assets.

The distributions we pay to our stockholders may exceed earnings, particularly during the period before we have substantially invested the net proceeds from this offering. In the event that we encounter delays in locating suitable investment opportunities, we may pay our distributions from the proceeds of this offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares. Distributions from the proceeds of this offering or from borrowings also could reduce the amount of capital we ultimately invest in portfolio companies. Accordingly, stockholders who receive the payment of a dividend or other distribution from us should not assume that such dividend or other distribution is the result of a net profit earned by us.

You will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under our share repurchase program, you may not be able to recover the amount of your investment in our shares.

Our share repurchase program includes numerous restrictions that limit your ability to sell your shares. Unless our board of directors determines otherwise, we limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the issuance of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from the sale of our investments as of the end of the applicable quarter to repurchase shares. We limit repurchases in each quarter to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. To the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year. In addition, our board of directors may suspend or terminate the share repurchase program. We will notify you of such developments: (i) in our periodic or current reports or (ii) by means of a separate mailing to you. In addition, we will have discretion to suspend or terminate the program, and to cease repurchases. Further, the program may have many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

Because our business model depends to a significant extent upon relationships with corporations, financial institutions and investment firms, the inability of the Advisor to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

SIC Advisors depends on its relationships with corporations, financial institutions and investment firms, and we rely indirectly to a significant extent upon these relationships to provide us with potential investment opportunities. If SIC Advisors fails to maintain its existing relationships or develop new relationships or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom SIC Advisors have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

A significant portion of our investment portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there will be uncertainty as to the value of our portfolio investments.

The debt and equity securities in which we invest for which market quotations are not readily available will be valued at fair value as determined in good faith by or under the direction of our board of directors. Most, if not all, of our investments (other than cash and cash equivalents) will be classified as Level 3 under Accounting Standards Codification Topic 820 — Fair Value Measurements and Disclosures. This means that our portfolio valuations will be based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. We expect that inputs into the determination of fair value of our portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. We have retained the services of an independent service provider to review the valuation of these loans and securities. The types of factors that the board of directors may take into account in determining the fair value of our investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these loans and securities existed. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such loans and securities.

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse to our stockholders.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and the value of our common stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors may not agree.

If SIC Advisors is unable to manage our investments effectively, we may be unable to achieve our investment objective.

Our ability to achieve our investment objective will depend on our ability to manage our business, which will depend, in turn, on the ability of SIC Advisors to identify, invest in and monitor companies that meet our investment criteria. Accomplishing this result largely will be a function of SIC Advisors' investment process and, in conjunction with its role as our administrator, its ability to provide competent, attentive and efficient services to us.

SIC Advisors' senior management team is comprised of members of the senior management team for Medley LLC, and they manage other investment funds. They may also be required to provide managerial assistance to our portfolio companies. These demands on their time may distract them or slow our rate of investment. Any failure to manage our business effectively could have a material adverse effect on our business, financial condition and results of operations.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable and default rates on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets, and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as indicative of performance in future periods. These occurrences could have a material adverse effect on our results of operations, the value of your investment in us and our ability to pay distributions to you and our other stockholders.

Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our board of directors. Decreases in the market values or fair values of our investments are recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company's inability to meet its repayment obligations to us with respect to the affected investments. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our net asset value. See "Determination of Net Asset Value."

We are uncertain of our sources for funding our future capital needs. If we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. In addition, we are required to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders to maintain our RIC status. Accordingly, in the event that we need additional capital in the future for investments or for any other reason we may need to borrow from financial institutions in order to obtain such additional capital. These sources of funding may not be available to us due to unfavorable economic conditions, which could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to achieve portfolio diversification and our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our stockholders.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. We are also not adopting any policy restricting the percentage of our assets that may be invested in a single portfolio company. To the extent that we assume large positions in the securities of a small number of issuers, or within a particular industry, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market's assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our income tax diversification requirements applicable to RICs under

Subchapter M of the Code, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies. See "Tax Matters."

If we internalize our management functions, your interest in us could be diluted, we could incur other significant costs associated with being self-managed and may not be able to retain or replace key personnel, and we may have increased exposure to litigation as a result of internalizing our management functions.

We may internalize management functions provided by our Advisor. Our board of directors may decide in the future to acquire assets and personnel from our Advisor or its affiliates for consideration that would be negotiated at that time. There can be no assurances that we would be successful in retaining our Advisor's key personnel in the event of a management internalization transaction. In the event we were to acquire our Advisor we cannot be sure of the form or amount of consideration or other terms relating to any such acquisition, which could take many forms, including cash payments, promissory notes and/or shares of our stock. The payment of such consideration could reduce our net investment income.

We cannot reasonably estimate the amount of fees to our Advisor we would avoid paying, and the costs we would incur, if we acquired our Advisor, or acquired assets and personnel from it. If the expenses we assume as a result of management internalization are higher than the expenses we avoid paying to our Advisor, our net investment income would be lower than it otherwise would have been had we not acquired these entities, or acquired assets and personnel from these entities.

Additionally, if we internalize our management functions, we could have difficulty integrating these functions. Currently, the officers and associates of Medley perform general and administrative functions, including accounting and financial reporting. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring additional costs and divert our management's attention from effectively managing our portfolio or our operations.

In recent years, management internalization transactions have been the subject of stockholder litigation. Stockholder litigation can be costly and time-consuming, and there can be no assurance that any litigation expenses we might incur would not be significant or that the outcome of litigation would be favorable to us. Any amounts we are required to expend defending any such litigation will reduce our net investment income.

Risks Related to SIC Advisors and its Respective Affiliates

Our dealer manager may face conflicts of interest as a result of a compensation arrangement between one of its affiliates and SIC Advisors.

In exchange for the provision of certain non-investment advisory services to SIC Advisors, and pursuant to a written agreement, an affiliate of the dealer manager, Strategic Capital, is entitled to receive up to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by us to SIC Advisors in its capacity as our investment adviser. The purpose of this arrangement is to permit our Advisor to capitalize upon the expertise of the executives of Strategic Capital and its affiliates in providing administrative and operational services with respect to non-exchange traded investment vehicles similar to us. Strategic Capital holds a non-voting interest in SIC Advisors which entitles it to 20% of the net proceeds received in connection with the sale or other strategic transaction involving SIC Advisors.

As a result of this compensation arrangement, our dealer manager has a financial interest in the performance of the assets recommended by SIC Advisors. The dealer manager may face conflicts of interest as a result and may have an incentive to influence our Advisor to select investments that may not be in our best interest.

Our incentive fee structure may create incentives for SIC Advisors that are not fully aligned with the interests of our stockholders.

In the course of our investing activities, we will pay management and incentive fees to SIC Advisors. These fees are based on our gross assets. As a result, investors in our common stock will invest on a "gross" basis and

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receive distributions on a "net" basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on our gross assets, SIC Advisors will benefit when we incur debt or use leverage. Additionally, under the incentive fee structure, SIC Advisors may benefit when capital gains are recognized and, because SIC Advisors determines when a holding is sold, SIC Advisors controls the timing of the recognition of such capital gains. Our board of directors is charged with protecting our interests by monitoring how SIC Advisors addresses these and other conflicts of interests associated with its management services and compensation. While they are not expected to review or approve borrowings or incurrence of leverage in the ordinary course, our independent directors approve our credit facilities, including the maximum amount of leverage we may employ, and will periodically review SIC Advisors' services and fees as well as its portfolio management decisions and portfolio performance through their quarterly review of our portfolio and annual review of our investment advisory and administration agreements. In connection with these reviews, our independent directors will consider whether our fees and expenses (including those related to leverage) remain appropriate. As a result of this arrangement, SIC Advisors or its affiliates may from time to time have interests that differ from those of our stockholders, giving rise to a conflict.

The part of the incentive fee payable to SIC Advisors that relates to our net investment income will be computed and paid on income that may include interest income that has been accrued but not yet received in cash. This fee structure may be considered to involve a conflict of interest for SIC Advisors to the extent that it may encourage SIC Advisors to favor debt financings that provide for deferred interest, rather than current cash payments of interest. SIC Advisors may have an incentive to invest in deferred interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the incentive fee even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. This risk could be increased because SIC Advisors is not obligated to reimburse us for any incentive fees received even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued.

SIC Advisors and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us, which could result in actions that are not in the best interests of our stockholders.

SIC Advisors and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, because the base management fee that we pay to SIC Advisors is based on our gross assets, SIC Advisors may benefit if we incur indebtedness.

There are significant potential conflicts of interest that could affect our investment returns.

There may be times when SIC Advisors, its senior management and Investment Team, and members of its Investment Committee have interests that differ from those of our stockholders, giving rise to a conflict of interest. In particular, certain private investment funds managed by the senior members of SIC Advisors hold controlling or minority equity interests, or have the right to acquire such equity interests, in some of our portfolio companies. As a result, the senior members of SIC Advisors may face conflicts of interests in connection with making business decisions for these portfolio companies to the extent that such decisions affect the debt and equity holders in these portfolio companies differently. In addition, the senior members of SIC Advisors may face conflicts of interests in connection with making investment or other decisions, including granting loan waivers or concessions on our behalf with respect to these portfolio companies given that they also manage private investment funds that hold the equity interests in these portfolio companies.

The time and resources that individuals associated with SIC Advisors devote to us may be diverted, and we may face additional competition due to the fact that SIC Advisors is not prohibited from raising money for or managing another entity that makes the same types of investments that we target.

SIC Advisors is not prohibited from raising money for and managing future investment entities that make the same types of investments as those we target. The time and resources that our Advisor devotes to us may be diverted, and during times of intense activity in other programs it may devote less time and resources to our business than is necessary or appropriate. As a result of these competing demands on their time and the fact that

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they may engage in other business activities on behalf of themselves and others, these individuals face conflicts of interest in allocating their time. These conflicts of interest could result in declines in the returns on our investments and the value of your investment. In addition, we may compete with any such investment entity for the same investors and investment opportunities. While we may co-invest with such investment entities to the extent permitted by the 1940 Act and the rules and regulations thereunder, the 1940 Act imposes significant limits on co-investment. In this regard, the Exemptive Order allows us additional latitude to co-invest with certain affiliates. Nevertheless, the Exemptive Order requires us to meet certain conditions in order to invest in certain portfolio companies in which our affiliates are investing or are invested. Affiliates of SIC Advisors, whose primary business includes the origination of investments, engage in investment advisory businesses with accounts that compete with us.

SIC Advisors may, from time to time, possess material non-public information, limiting our investment discretion.

SIC Advisors and members of its senior management and Investment Teams and Investment Committee may serve as directors of, or in a similar capacity with, companies in which we invest, the securities of which are purchased or sold on our behalf. In the event that material nonpublic information is obtained with respect to such companies, we could be prohibited for a period of time from purchasing or selling the securities of such companies by law or otherwise, and this prohibition may have an adverse effect on us.

We may be obligated to pay our Advisor incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our Investment Advisory Agreement entitles SIC Advisors to receive an incentive fee based on our net investment income regardless of any capital losses. In such case, we may be required to pay SIC Advisors an incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. SIC Advisors is not obligated to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a subsequent default, and such circumstances would result in our paying an incentive fee on income we never receive.

For U.S. federal income tax purposes, we are required to recognize taxable income in some circumstances in which we do not receive a corresponding payment in cash (such as deferred interest that is accrued as original issue discount) and to make distributions with respect to such income to maintain our status as a RIC. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of being a RIC, see "Tax Matters."

The management and incentive fees we pay to our Advisor may induce our Advisor to make speculative investments.

The incentive fee payable by us to SIC Advisors may create an incentive for SIC Advisors to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangements. The way in which the incentive fee is determined may encourage SIC Advisors to use leverage to increase the return on our investments. In addition, the fact that our management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage SIC Advisors to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns.

There are certain risks relating to the investment that SIC Advisors made in us.

SIC Advisors purchased 1,108,033.24 shares of our common stock for aggregate gross proceeds to us of $10,000,000. ~~The~~, which issuance ~~of shares to SIC Advisors~~was made immediately after our prior registration statement was declared effective by the SEC. Thus, SIC Advisors~~, or any person or entity to which such shares may be transferred, will be~~ is a significant stockholder ~~for a period of time until we are able to raise substantial proceeds in this offering~~. As a result and given the fact that SIC Advisors is our investment advisor and certain of its principals serve as our executive officers and members of our board of directors, SIC Advisors will be able to exert significant influence over our management and policies. As a result, SIC Advisors, or any person or entity to which such shares may be transferred, may ultimately have the ability to take actions with respect to their voting of such shares that may not be in our or our stockholders' best interest.

Our ability to enter into transactions with our affiliates will be restricted, which may limit the scope of investments available to us.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of directors. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times to the extent the transaction involves jointness), without prior approval of our board of directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person's affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our Advisor as well as our officers or directors or their affiliates. The SEC has interpreted the BDC regulations governing transactions with affiliates to prohibit certain "joint transactions" involving entities that share a common investment advisor. As a result of these restrictions, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to any portfolio company that is controlled by a fund managed by our Advisor or its respective affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We may, however, invest alongside other clients of our Advisor and its affiliates, including other entities they manage in certain circumstances where doing so is consistent with applicable law, the Exemptive Order and SEC staff interpretations and guidance. For example, we may co-invest with such accounts consistent with guidance promulgated by the SEC staff permitting us and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that our investment adviser, acting on our behalf and on behalf of other clients, negotiates no term other than price. We may also co-invest with our investment adviser's other clients as otherwise permissible under regulatory guidance, applicable regulations and our Advisor's allocation policy. Under this allocation policy, a fixed percentage of each opportunity, which may vary based on asset class and investment objectives, among other things, will be offered to us and similar eligible accounts, as periodically determined by our Advisor and approved by our board of directors, including our independent directors. The allocation policy further provides that allocations among us and these other accounts will generally be made pro rata based on each account's capital available for investment, as determined, in our case, by our Advisor. It is our policy to base our determinations as to the amount of capital available for investment based on such factors as the amount of cash on-hand, existing commitments and reserves, if any, the targeted leverage level, the targeted asset mix and diversification requirements and other investment policies and restrictions set by our board of directors or imposed by applicable laws, rules, regulations or interpretations. We expect that these determinations will be made similarly for other accounts. However, we can offer no assurance that investment opportunities will be allocated to us fairly or equitably in the short-term or over time.

In situations where co-investment with other clients of our Advisor or its affiliates is not permitted under the 1940 Act and related rules, existing or future staff guidance, or the terms and conditions of the Exemptive Order, our Advisor will need to decide which client or clients will proceed with the investment. Under our Advisor's allocation policy, such determinations will be made based on the ~~principal~~principle that investment opportunities shall be offered to eligible clients on an alternating basis that will be fair and equitable over time. As a result, we will not have an entitlement to make a co-investment in these circumstances and, to the extent that another client elects to proceed with the investment, we will not be permitted to participate. Moreover, except in certain circumstances, we will be unable to invest in any issuer in which a client of our Advisor or its affiliate holds a controlling interest. These restrictions may limit the scope of investment opportunities that would otherwise be available to us.

We may make investments that could give rise to a conflict of interest.

~~We do not expect to invest in, or hold securities of, companies that are controlled by our Advisor's affiliates' clients. However, our Advisor's affiliates' clients may invest in, and gain control over, one of our portfolio companies. If our Advisor's affiliates' client, or clients, gains control over one of our portfolio companies, it may create conflicts of interest and may subject us to certain restrictions under the 1940 Act. As a result of these conflicts and restrictions, our Advisor may be unable to implement our investment strategy as effectively as they could have in the absence of such conflicts or restrictions. For example, as a result of a conflict or restriction, our Advisor may be unable to engage in certain transactions that they would otherwise pursue. In order to avoid these conflicts and restrictions, our Advisor may choose to exit these investments prematurely and, as a result, we would forego any positive returns associated with such investments. In addition, to the extent that another client holds a different class of securities than us as a result of such transactions, our interests may not be aligned.~~

~~There may be conflicts related to obligations SIC Advisors' senior management and Investment Team and members of its Investment Committee have to other clients.~~

~~The members of the senior management and Investment Teams and the Investment Committee of SIC Advisors serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by SIC Advisors or its affiliates. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our stockholders. For example, the personnel that comprises SIC Advisors' Investment Team, have management responsibilities for other investment funds, accounts or other investment vehicles managed by affiliates of SIC Advisors.~~

~~Our investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, affiliates of SIC Advisors currently manage private funds and managed accounts that are seeking new capital commitments and will pursue an investment strategy similar to our strategy, and we may compete with these and other entities managed by affiliates of SIC Advisors for capital and investment opportunities. As a result, those individuals may face conflicts in the allocation of investment opportunities among us and other investment funds or accounts advised by principals of, or affiliated with, SIC Advisors.~~

~~We have received an order from the SEC which permits us to co-invest with certain other investment funds managed by SIC Advisors or its affiliates, subject to the conditions included therein. In situations where we cannot co-invest with other investment funds managed by SIC Advisors or its affiliates, the investment policies and procedures of SIC Advisors generally require that such opportunities be offered to us and such other investment funds on an alternating basis. However, there can be no assurance that we will be able to participate in all investment opportunities that are suitable to us.~~

~~Our ability to sell or otherwise exit investments in which affiliates of SIC Advisors also have an investment may be restricted.~~

We may be considered affiliates with respect to certain of our portfolio companies, as discussed under "Investments and Portfolio Companies." Certain private funds advised by the senior members of SIC Advisors also hold interests in these portfolio companies and as such these interests may be considered a joint enterprise under applicable regulations. To the extent that our interests in these portfolio companies may need to be restructured in the future or to the extent that we choose to exit certain of these transactions, our ability to do so will be limited.

~~We are highly dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends.~~

~~Our business is highly dependent on our and third parties' communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control and adversely affect our business. There could be:~~

- ~~sudden electrical or telecommunications outages;~~

- ~~natural disasters such as earthquakes, tornadoes and hurricanes;~~

- ~~disease pandemics;~~

- events arising from local or larger scale political or social matters, including terrorist acts; and

- cyber-attacks.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.

Risks Related to BDCs

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other BDCs and investment funds (including registered investment companies, private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in our target market of privately owned U.S. companies. As a result of these new entrants, competition for investment opportunities in privately owned U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do.

We do not seek to compete primarily based on the interest rates we offer, and we believe that some of our competitors make loans with interest rates that are comparable to or lower than the rates we offer. We may lose investment opportunities if we do not match our competitors' pricing, terms, and structure criteria. If we are forced to match these criteria to make investments, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the source of income, asset diversification and distribution requirements we must satisfy to maintain our RIC status. The competitive pressures we face may have a material adverse effect on our business, financial condition, results of operations, and cash flows. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time. Also we may not be able to identify and make investments that are consistent with our investment objective.

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, the 1940 Act prohibits us from acquiring any assets other than certain qualifying assets unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets.

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Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition, and result of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position.

Failure to maintain our status as a BDC would reduce our operating flexibility.

~~If we do not remain a BDC, we might be regulated as a registered closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions and correspondingly decrease our operating flexibility.~~

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies will be subject to regulation at the local, state, and federal level. Changes to the laws and regulations governing our permitted investments may require a change to our investment strategy. Such changes could differ materially from our strategies and plans as set forth in this prospectus and may shift our investment focus from the areas of expertise of our Advisor. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Regulations governing our operation as a BDC and RIC will affect our ability to raise capital and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.

As a result of the annual distribution requirement to qualify as a RIC, we may need to access the capital markets periodically to raise cash to fund new investments. We may issue "senior securities," including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. If we issue senior securities, we will be exposed to typical risks associated with leverage, including an increased risk of loss. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to issue equity continuously at a rate more frequent than our privately owned competitors, which may lead to greater stockholder dilution.

We may borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC, which would generally result in a corporate-level U.S. federal income tax on any income and net gains. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Also, any amounts that we use to service our indebtedness would not be available for distributions to our common stockholders.

In addition, we anticipate that as market conditions permit, we may securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect to be willing to accept a substantially lower interest rate than the loans earn. We would retain all or a portion of the equity in the securitized pool of loans. Our retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses. Accordingly, if the pool of loans experienced a low level of losses due to defaults, we would earn an incremental amount of income on our retained equity but we would be exposed, up to the amount of equity we retained, to that proportion of any losses we would have experienced if we had continued to hold the loans in our portfolio. We would not treat the debt issued by such a subsidiary as senior securities.

Pending legislation may allow us to incur additional leverage.

As a ~~business development company~~BDC, we are generally not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). Recent legislation, if passed, would modify this section of the 1940 Act and increase the

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amount of debt that business development companies may incur by modifying the percentage from 200% to 150%. As a result, we may be able to incur additional indebtedness in the future and therefore your risk of an investment in our securities may increase.

Risks Related to our Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

We intend to pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on transactions sourced through the network of SIC Advisors.

- *Senior Secured Debt and Second Lien Secured Debt.* When we invest in senior secured term debt and second lien secured debt, we will generally take a security interest in the available assets of these portfolio companies, including the equity interests of their subsidiaries. There is a risk that the collateral securing our investments may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, our security interest could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company's financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt security. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the investment terms, or at all, or that we will be able to collect on the investment should we be forced to enforce our remedies.

- *Subordinated Debt.* Our subordinated debt investments will generally be subordinated to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our stockholders to non-cash income. Since we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

- *Equity Investments.* We expect to make selected equity investments. In addition, when we invest in senior and subordinated debt, we may acquire warrants or options to purchase equity securities or benefit from other types of equity participation. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Most loans in which we invest will not be rated by any rating agency and, if they were rated, they would be rated as below investment grade quality. Loans rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower's capacity to pay interest and repay principal.

To the extent original issue discount constitutes a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

Our investments may include original issue discount instruments. To the extent original issue discount constitutes a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

- Original issue discount instruments may have unreliable valuations because the accruals require judgments about collectability.

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- Original issue discount instruments may create heightened credit risks because the inducement to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower.

- For accounting purposes, cash distributions to stockholders representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income comes from the cash invested by the stockholders, the 1940 Act does not require that stockholders be given notice of this fact.

- In the case of payment-in-kind, or PIK, "toggle" debt, the PIK election has the simultaneous effects of increasing the assets under management, thus increasing the base management fee, and increasing the investment income, thus increasing the incentive fee.

- Original issue discount creates risk of non-refundable cash payments to the Advisor based on non-cash accruals that may never be realized.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We intend to pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on transactions sourced through the network of SIC Advisors. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Subordinated liens on collateral securing debt that we will make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we will make in portfolio companies will be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the portfolio company's obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the debt. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company's remaining assets, if any.

We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such portfolio companies' collateral, if any, will secure the portfolio company's obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors' claims against the portfolio company's remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make in our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more inter-creditor agreements that we enter into with the holders of senior debt. Under such an inter-creditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company or a representative of us or SIC Advisors sat on the board of directors of such portfolio company, a bankruptcy court might re-characterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors.

In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower's business or exercise control over a borrower. It is possible that we could become subject to a lender's liability claim, including as a result of actions taken if we render significant managerial assistance to, or exercise control or influence over the board of directors of, the borrower.

We generally will not control the business operations of our portfolio companies and, due to the illiquid nature of our holdings in our portfolio companies, may not be able to dispose of our interest in our portfolio companies.

We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may impose certain restrictive covenants on our borrowers. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in private companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

The lack of liquidity in our investments may adversely affect our business.

We anticipate that our investments generally will be made in private companies. Substantially all of these securities will be subject to legal and other restrictions on resale or will be otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded our investments. In addition, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or our investment adviser has material non-public information regarding such portfolio company.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies are susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured or second lien secured debt. A severe recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

A covenant breach by our portfolio companies may harm our operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its debt and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company's ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

We intend to invest primarily in privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies including that they:

- have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;

- may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

- may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors' actions and changing market conditions, as well as general economic downturns;

- are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us; and

- generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and members of the Advisor's management may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

~~In addition, investments in private companies tend to be less liquid. The securities of private companies are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. These privately negotiated over-the-counter secondary markets may be inactive during an economic downturn or a credit crisis. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. Also, under the 1940 Act, if there is no readily available market for these investments, we are required to carry these investments at fair value as determined by our board of directors. As a result if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, SIC Advisors or any of their respective affiliates have material nonpublic information regarding such portfolio company or where the sale would be an impermissible joint transaction. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.~~

~~Finally, little public information generally exists about private companies and these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of SIC Advisors to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.~~

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio; our ability to make

follow-on investments in certain portfolio companies may be restricted.

Following an initial investment in a portfolio company, provided that there are no restrictions imposed by the 1940 Act, we may make additional investments in that portfolio company as "follow-on" investments in order to: (1) increase or maintain in whole or in part our equity ownership percentage; (2) exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or (3) attempt to preserve or enhance the value of our initial investment.

We have the discretion to make any follow-on investments, subject to the availability of capital resources. We may elect not to make follow-on investments or otherwise lack sufficient funds to make those investments. Our failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make such follow-on investment because we may not want to increase our concentration of risk, because we prefer other opportunities, because we are inhibited by compliance with BDC requirements or because we desire to maintain our RIC tax status. We also may be restricted from making follow-on investments in certain portfolio companies to the extent that affiliates of ours hold interests in such companies.

Our ability to invest in public companies may be limited in certain circumstances.

To maintain our status as a BDC, we are not permitted to acquire any assets other than "qualifying assets" specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Subject to certain exceptions for follow-on investments and distressed companies, an investment in an issuer that has outstanding securities listed on a national securities exchange may be treated as qualifying assets only if such issuer has a market capitalization that is less than $250 million at the time of such investment. In addition, we may invest up to 30% of our portfolio in opportunistic investments which will be intended to diversify or complement the remainder of our portfolio and to enhance our returns to stockholders. These investments may include private equity investments, securities of public companies that are broadly traded and securities of non-U.S. companies. We expect that these public companies generally will have debt securities that are non-investment grade.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates that a portion of our investments may be in securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Although it is anticipated that most of our investments will be denominated in U.S. dollars, our investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency may change in relation to the U.S. dollar. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk or, that if we do, such strategies will be effective. As a result, a change in currency exchange rates may adversely affect our profitability.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

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We may acquire indirect interests in loans rather than direct interests, which would subject us to additional risk.

We may make or acquire loans or investments through participation agreements. A participation agreement typically results in a contractual relationship only with the counterparty to the participation agreement and not with the borrower. SIC Advisors has adopted best execution procedures and guidelines to mitigate credit and counterparty risk when we acquire a loan through a participation agreement. In investing through participations, we will generally not have a right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and we may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, we will be exposed to the credit risk of both the borrower and the counterparty selling the participation. In the event of insolvency of the counterparty, we, by virtue of holding participation interests in the loan, may be treated as its general unsecured creditor. In addition, although we may have certain contractual rights under the loan participation that require the counterparty to obtain our consent prior to taking various actions relating to the loan, we cannot guarantee that the counterparty will seek such consent prior to taking various actions. Further, in investing through participation agreements, we may not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that we would otherwise conduct if we were investing directly in the loan, which may result in us being exposed to greater credit or fraud risk with respect to the borrower or the loan than we expected when initially purchasing the participation. See "Risks Related to Our Business — There are significant potential conflicts of interest that could affect our investment returns" above.

We have entered into total return swap agreements or other derivative transactions which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

Our wholly-owned, special purpose financing subsidiary, Arbor, has entered into a TRS for a portfolio of senior secured assets with Citibank, N.A., or Citibank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources — Total Return Swap" for a more detailed discussion of the terms of the TRS between Arbor and Citibank.

A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

The TRS with Citibank enables us, through our ownership of Arbor, to obtain the economic benefit of owning the assets subject to the TRS, despite the fact that such assets will not be directly held or otherwise owned by us or Arbor, in return for an interest-type payment to Citibank. Accordingly, the TRS is analogous to us borrowing funds to acquire assets and incurring interest expense to a lender.

The TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the assets underlying the TRS. In addition, we may incur certain costs in connection with the TRS that could, in the aggregate, be significant.

A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In the case of the TRS with Citibank, Arbor is required to post cash collateral amounts to secure its obligations to Citibank under the TRS. Citibank, however, is not required to collateralize any of its obligations to Arbor under the TRS. Arbor bears the risk of depreciation with respect to the value of the assets underlying the TRS and is required, under the terms of the TRS, to post additional collateral on a dollar-for-dollar basis in the event of depreciation in the value of the underlying assets after such value decreases below a specified amount. The amount of collateral required to be posted by Arbor is determined primarily on the basis of the aggregate value of the underlying assets.

Arbor is required to initially cash collateralize a specified percentage of each asset (generally 25% of the market value of such asset) included under the TRS in accordance with margin requirements described in the TRS Agreement. The limit on the additional collateral that Arbor may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the assets underlying the TRS and the amount of cash collateral already posted by Arbor (determined without consideration of the initial cash collateral posted for each asset included in the TRS). Arbor's maximum liability under the TRS is the amount of any decline in the aggregate value of the assets subject to the TRS, less the amount of the cash collateral previously posted by Arbor. Therefore, the absolute risk of loss with respect to the TRS is the notional amount of the TRS.

In addition to customary events of default and termination events, the agreements governing the TRS with Citibank, which are collectively referred to herein as the TRS Agreement, contain the following termination events: (a) a failure to satisfy the portfolio criteria for at least 30 days; (b) a failure to post initial cash collateral or additional collateral as required by the TRS Agreement; (c) a default by Arbor or us with respect to indebtedness in an amount equal to or greater than the lesser of $10.0 million and 2% of our net asset value at such time; (d) a merger of Arbor or us meeting certain criteria; (e) either us or Arbor amending its constituent documents to alter our investment strategy in a manner that has or could reasonably be expected to have a material adverse effect; (f) SIC Advisors ceasing to be the investment manager of Arbor or having authority to enter into transactions under the TRS Agreement on behalf of Arbor, and not being replaced by an entity reasonably acceptable to Citibank; (g) SIC Advisors ceasing to be our investment adviser; (h) Arbor failing to comply with its investment strategies or restrictions to the extent such non-compliance has or could reasonably be expected to have a material adverse effect; (i) Arbor becoming liable in respect of any obligation for borrowed money, other than arising under the TRS Agreement; (j) ~~we dissolve or liquidate~~our dissolution or liquidation; (k) ~~there occurs~~occurring, without the prior consent of Citibank, any material change to or departure from our policies or the policies of Arbor that may not be changed without the vote of our stockholders and that relates to Arbor's performance of its obligations under the TRS Agreement; and (l) ~~we violate~~our violating certain provisions of the 1940 Act or our election to be regulated as a BDC being revoked or withdrawn.

In addition to the rights of Citibank to terminate the TRS following an event of default or termination event as described above, Citibank may terminate the TRS on or after the second anniversary of the effective date of the TRS. SIC Advisors may terminate the TRS on behalf of Arbor at any time upon providing 10 days prior notice to Citibank. Any termination by SIC Advisors on behalf of Arbor prior to the second anniversary of the effective date of the TRS will result in payment of an early termination fee to Citibank. Under the terms of the TRS, the early termination fee will equal the present value of the following two cash flows: (a) interest payments at a rate equal to 1.35% based on 70% of the maximum notional amount of $200,000,000, payable from the later of the first anniversary of the effective date of the TRS or the termination date until the second anniversary of the effective date of the TRS and (b) interest payments at a rate equal to 0.15% based on the maximum notional amount of $200,000,000, payable from the later of the first anniversary of the effective date of the TRS or the termination date until the second anniversary of the effective date of the TRS.

Other than during the first 365 days and the last 60 days of the term of the TRS, Arbor is required to pay a minimum usage fee of 1.00% on the amount equal to 85% of the average daily unused portion of the maximum amount permitted under the TRS. Arbor will also pay Citibank customary fees in connection with the establishment and maintenance of the TRS.

Upon any termination of the TRS, Arbor will be required to pay Citibank the amount of any decline in the aggregate value of the assets subject to the TRS or, alternatively, will be entitled to receive the amount of any appreciation in the aggregate value of such assets. In the event that Citibank chooses to exercise its termination rights, it is possible that Arbor will owe more to Citibank or, alternatively, will be entitled to receive less from Citibank than it would have if Arbor controlled the timing of such termination due to the existence of adverse market conditions at the time of such termination.

In addition, because a TRS is a form of synthetic leverage, such arrangements are subject to risks similar to those associated with the use of leverage. See "— Risks ~~Related~~Relating to Debt Financing" below.

Hedging transactions may expose us to additional risks.

We may engage in currency or interest rate hedging transactions. If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transaction may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

While we may enter into transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek or be able to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

The disposition of our investments may result in contingent liabilities.

We currently expect that a significant portion of our investments will involve lending directly to private companies. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately yield funding obligations that must be satisfied through our return of certain distributions previously made to us.

If we invest in the securities and obligations of distressed and bankrupt issuers, we might not receive interest or other payments.

We may invest in the securities and obligations of distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. Such investments generally are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer of those obligations might not make any interest or other payments. We may not realize gains from our equity investments.

Risks Relating to Debt Financing

At ~~June 30~~December 31, 2015, we had approximately $~~320.5~~385 million of outstanding indebtedness under the syndicated revolving credit facility with ING Capital LLC and a revolving credit facility with ~~JPMorgan~~JP Morgan Chase through Alpine Funding LLC, our wholly-owned special purpose financing subsidiary (such credit facilities referred to as the “Facilities”).

Illustration. The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of fees and expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $~~977.4~~1,097.7 million in total assets, (ii) a weighted average cost of funds of 3.~~38~~1875%, (iii) $3~~20.5~~85.0 million in debt outstanding and (iv) $~~639.0~~674.1 million in stockholders’ equity. In order to compute the “Corresponding return to

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stockholders," the "Assumed Return on Our Portfolio (net of fees ~~and expenses~~)" is multiplied by the assumed total assets to obtain an assumed return to us. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds times the assumed debt outstanding, and the product is subtracted from the assumed return to us in order to determine the return available to stockholders. The return available to stockholders is then divided by our stockholders' equity to determine the "Corresponding return to stockholders." Actual interest payments may be different.

Assumed Return on Our Portfolio (net of expenses)	(10)%	(5)%	~~—~~0%	5%	10%
Corresponding return to stockholders[1]	(~~17.0~~18.1)%	(~~9.3~~10.0)%	(1.~~7~~8)%	6.~~0~~3%	~~13.6~~14.5%

(1) In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our ~~June 30~~December 31, 2015 total assets of at least 1.~~7~~8%.

In addition, we have entered into a total return swap with Citi which provides us with exposure to a portfolio of loans with a maximum aggregate market value of $300 million. See "Risk Factors —Risks Related to Our Investments — We have entered into total return swap agreements or other derivative transactions which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage."

Because we use borrowed funds to make investments or fund our business operations, we are exposed to risks typically associated with leverage which increase the risk of investing in us.

We intend to borrow funds through draws from our Revolving Credit Facility to leverage our capital structure, which is generally considered a speculative investment technique. As a result:

- our common shares may be exposed to an increased risk of loss because a decrease in the value of our investments may have a greater negative impact on the value of our common shares than if we did not use leverage;

- if we do not appropriately match the assets and liabilities of our business, adverse changes in interest rates could reduce or eliminate the incremental income we make with the proceeds of any leverage;

- our ability to pay dividends on our common stock may be restricted if our asset coverage ratio, as provided in the 1940 Act, is not at least 200% and any amounts used to service indebtedness or preferred stock would not be available for such dividends;

- the Revolving Credit Facility is subject to periodic renewal by our lenders, whose continued participation cannot be guaranteed;

- the Revolving Credit Facility contains covenants restricting our operating flexibility; and

- we, and indirectly our stockholders, bear the cost of issuing and paying interest or dividends on such securities.

Covenants in the ~~Revolving Credit Facility~~Facilities may restrict our financial and operating flexibility.

We maintain the Revolving Credit Facility with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent~~. The~~, and a revolving credit facility ~~is~~with JP Morgan Chase through Alpine Funding LLC. The Facilities are secured by substantially all of our assets, subject to certain exclusions. Availability of loans under the ~~Revolving Credit Facility~~Facilities ~~is~~are linked to the valuation of the collateral pursuant to a borrowing base mechanism. Borrowings under the ~~Revolving Credit Facility~~Facilities are subject to, among other things, a minimum borrowing/collateral base. Substantially all of our assets are pledged as collateral under the ~~Revolving Credit Facility. The Revolving Credit Facility~~Facilities. The Facilities require us to, among other things (i) make representations and warranties regarding the collateral as well as our business and operations, (ii) agree to certain indemnification obligations, and (iii) agree to comply with various affirmative and negative covenants. The documents for each of the Facilities also include default provisions such as the failure to make timely payments under the ~~Revolving Credit Facility~~Facilities, as the case may be, the occurrence of a change in control, and our failure to materially perform under the operative agreements governing the ~~Revolving Credit Facility~~Facilities, which, if not complied with, could accelerate repayment under the Facilities, thereby materially and adversely affecting our liquidity, financial condition and results of operations.

As a result of such covenants and restrictions in the ~~Revolving Credit Facility~~Facilities, we will be limited in how we conduct our business and we may be unable to raise additional debt or equity financing to take advantage of new business opportunities. In addition, our ability to satisfy the financial requirements required by the Facilities can be affected by events beyond our control and we cannot assure you that we will meet these requirements. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, we may be in default under the Facilities, and we may be prohibited from undertaking actions that are necessary or desirable to maintain and expand our business.

Default under the ~~Revolving Credit Facility~~Facilities could allow the lender(s) to declare all amounts outstanding to be immediately due and payable. If the lender(s) declare amounts outstanding under the ~~Revolving Credit Facility~~Facilities to be due, the lender(s) could proceed against the assets pledged to secure the debt under the ~~Revolving Credit Facility~~Facilities. Any event of default, therefore, could have a material adverse effect on our business if the lender(s) determine to exercise their rights.

Because we use debt to finance our investments, changes in interest rates will affect our cost of capital and net investment income.

Because we borrow money to make investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income in the event we use our existing debt to finance our investments. In periods of rising interest rates, our cost of funds will increase to the extent we access the Revolving Credit Facility, since the interest rate on the Revolving Credit Facility is floating, which could reduce our net investment income to the extent any debt investments have fixed interest rates. We expect that our long-term fixed-rate investments will be financed primarily with issuances of equity and long-term debt securities. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act.

You should also be aware that a rise in the general level of interest rates typically leads to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase of the amount of incentive fees payable to SIC Advisors.

If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available for distribution to our stockholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. ~~If we~~Our use of leverage to partially finance our investments, through borrowing from banks and other lenders, ~~you will experience increased~~increases the risks of investing in our common stock. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our stockholders. In addition, our stockholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Advisor.

We ~~may~~ use leverage to finance our investments. The amount of leverage that we employ ~~will depend~~depends on our Advisor and our board of directors' assessment of market and other factors at the time of ~~any proposed~~the relevant borrowing. There can be no assurance that leveraged financing will in the future be available to us on favorable terms or at all. However, to the extent that ~~we~~of our use of leverage to finance our assets, our financing costs will reduce cash available for distributions to stockholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations, and we may not be able to make distributions. ~~The amount of leverage that we employ will depend on our Advisor's and our board of directors' assessment of market and other factors at the time of any proposed borrowing.~~ The amount of leverage that we will employ will be subject to oversight by our board of directors, a majority of whom will be independent directors with no material interests in such transactions.

We will be exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. ~~Since~~Because we ~~may~~ use debt to finance investments, our net investment income ~~will depend~~depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income.

In addition, due to the continuing effects of the prolonged economic crisis and recession that began in 2007, interest rates have recently been at or near historic lows. In the event of a significant rising interest rate environment, our portfolio companies with adjustable-rate debt could see their payments increase and there may be a significant increase in the number of our portfolio companies who are unable or unwilling to repay their debt. Investments in companies with adjustable-rate debt may also decline in value in response to rising interest rates if the rates at which they pay interest do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, our investments with fixed rates may decline in value because they are locked in at below market yield.

We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent such activities are not prohibited by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to an Investment in our Common Stock

The success of this offering is dependent, in part, on the ability of the dealer manager to implement its business strategy, to hire and retain key employees and to successfully establish, operate and maintain a network of broker-dealers. Our dealer manager also serves as the dealer manager for the distribution of securities of other issuers and may experience conflicts of interest as a result.

The success of this offering and our ability to implement our business strategy is dependent upon the ability of our dealer manager to hire and retain key employees, establish, operate and maintain a network of licensed securities broker-dealers and other agents and implement its business strategy. If the dealer manager is unable to hire qualified employees, build a sufficient network of broker-dealers and implement its business strategy, we may not be able to raise adequate proceeds through this offering to implement our investment strategy.

In addition, the dealer manager serves as the dealer manager for or participate in the distribution of the securities of other issuers. As a result, the dealer manager may experience conflicts of interest in allocating its time between this offering and such other issuers, which could adversely affect our ability to raise adequate proceeds through this offering and implement our investment strategy. Further, the participating broker-dealers retained by the dealer manager may have numerous competing investment products, some with similar or identical investment strategies and areas of focus as us, which they may elect to emphasize to their retail clients.

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of common stock than anticipated if our board of directors determines to increase the offering price to comply with the requirement that we avoid selling shares below net asset value.

The purchase price at which ~~you~~investors purchase shares of our common stock will be determined at each weekly closing date to ensure that the sales price is equal to or greater than the net asset value of our shares, after deducting selling commissions and dealer manager fees. As a result, ~~your~~investors purchase price may be higher than the prior subscription closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior subscription closing price. See "Determination of Net Asset Value."

Investors will not know the purchase price per share at the time they submit their subscription agreements and could pay a premium for their shares of common stock if our board of directors does not decrease the offering price in the event of a decline to our net asset value per share.

The purchase price at which ~~you~~an investor purchases shares will be determined at each weekly closing date to ensure that the sales price is equal to or greater than the net asset value of our shares, after deducting selling commissions and dealer manager fees. In the event of a decrease to our net asset value per share, ~~you~~an investor could pay a premium of more than 2.5% for ~~your~~its shares of common stock if our board of directors does not decrease the offering price. A decline in our net asset value per share to an amount more than 2.5% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our board of directors, in consultation with our management, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 5% below our current net offering price and (ii) our board of directors believes that such decrease in net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our board of directors will undertake to establish a new net offering price that is not more than 2.5% above our net asset value per share. If our board of directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase shares at an offering price per share, net of selling commissions and dealer manager fees, which represents a premium to the net asset value per share of greater than 2.5%. See "Plan of Distribution."

If we are unable to raise substantial funds in our ongoing, continuous "best efforts" offering, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

Our continuous offering is being made on a best efforts basis, whereby our dealer manager and participating broker-dealers are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. To the extent that less than the maximum number of shares is subscribed for, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

Our shares are not listed on an exchange or quoted through a quotation system and will not be listed for the foreseeable future, if ever. Therefore, our stockholders will have limited liquidity and may not receive a full return of invested capital upon selling their shares.

Our shares are illiquid investments for which there is not a secondary market nor is it expected that any will develop in the future. A future liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. Certain types of liquidity events, such as a listing, would allow us to retain our investment portfolio intact while providing our stockholders with access to a trading market for their securities. Provided we offer Class T shares, a Class T share will convert into a Class A share upon the earliest of (i) a Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See "— Compensation of the Dealer Manager and Selected Broker-Dealers."

There can be no assurance that a suitable transaction will be available or that market conditions will be favorable during that timeframe. Prior to a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased.

Also, since a portion of the public offering price from the sale of shares in this offering will be used to pay expenses and fees, the full offering price paid by the stockholders will not be invested in portfolio companies. As a result, you may not receive a return of all of your invested capital. If we do not successfully complete a liquidity event, liquidity for an investor's shares will be limited to participation in our share repurchase program. In addition, any shares repurchased pursuant to our share repurchase program may be purchased at a price which may reflect a discount from the purchase price stockholders paid for the shares being repurchased and Class T shares may be subject to a contingent deferred sales charge. See "Share Repurchase Program" for a detailed description of our proposed share repurchase program.

If our shares are listed on a national securities exchange or quoted through a quotation system, we cannot assure you a public trading market will develop or, if one develops, that such trading market can be sustained. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and related offering expenses. Also, shares of closed-end investment companies, including BDCs, frequently trade at a discount from their net asset value. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share of common stock may decline. We cannot predict whether our common stock, if listed, will trade at, above or below net asset value.

Our ability to conduct our continuous offering successfully is dependent, in part, on the ability of our dealer manager to successfully establish, operate and maintain relationships with a network of broker-dealers, which will in turn sell a sufficient number of shares of our common stock for us to achieve our investment objective.

Our dealer manager may not be able to sell a sufficient number of shares to allow us to have adequate funds to purchase a diversified portfolio of investments and generate income sufficient to cover our expenses.

The success of our public offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of our dealer manager to establish and maintain relationships with a network of licensed securities broker-dealers and other agents to sell our shares. If our dealer manager fails to perform, we may not be able to raise adequate proceeds through our public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

We are not obligated to complete a liquidity event; therefore, it will be difficult for an investor to sell his or her shares.

There can be no assurance that we will complete a liquidity event. If we do not successfully complete a liquidity event, liquidity for an investor's shares will be limited to our share repurchase program, which we have no obligation to maintain.

The Adviser may have an incentive to delay a liquidity event, which may result in actions that are not in the best interest of our stockholders.

Our dealer manager and its affiliates will pay certain amounts to advisors and selected broker-dealers at the time of purchase in connection with the distribution of our Class T shares for the ongoing marketing, sale and distribution of such shares. A distribution fee will be payable by us to compensate our affiliated dealer manager and its affiliates for paying these amounts and for other expenses incurred by our dealer manager and selected broker-dealers related to the distribution and marketing of our Class T shares. The distribution fee will terminate

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price that investors paid for shares in our offering. As a result, to the extent investors paid an offering price that includes the related sales load and to the extent investors have the ability to sell their shares pursuant to our share repurchase program, then the price at which an investor may sell shares, which will be at a price equal to our most recently disclosed net asset value per share immediately prior to the date of repurchase, may be lower than what an investor paid in connection with the purchase of shares in our offering.

We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of our offering may impair our performance. We cannot assure you we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

Before making investments, we will invest the net proceeds of our public offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements, and other high-quality debt instruments maturing in one year or less from the time of investment. This will produce returns that are significantly lower than the returns, which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objective may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective.

A stockholder's interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Our investors do not have preemptive rights to any shares we issue in the future. Our articles of incorporation authorizes us to issue up to 250,000,000 shares of common stock. Pursuant to our articles of incorporation, a majority of our entire board of directors may amend our articles of incorporation to increase the number of authorized shares of stock without stockholder approval. After an investor purchases shares, our board may elect to sell additional shares in the future, issue equity interests in private offerings, or issue share-based awards to our independent directors or persons associated with the Advisor. To the extent we issue additional equity interests at or below net asset value, after an investor purchases our shares, an investor's percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, an investor may also experience dilution in the net asset and fair value of his or her shares.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price below net asset value per share, which may be a disadvantage as compared with certain public companies. We may, however, sell our common stock, or warrants, options, or rights to acquire our common stock, at a price below the current net asset value of our common stock if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders, including a majority of those stockholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the fair value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease and you will experience dilution.

Preferred stock could be issued with rights and preferences that would adversely affect holders of our common stock.

This offering does not include an offering of preferred stock. However, under the terms of our articles of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval, which could potentially adversely affect the interests of existing stockholders. In the event we issue preferred stock, this prospectus will be supplemented accordingly; however, doing so would not require a stockholder vote, unless we seek to issue preferred stock that is convertible into our common stock.

If we issue preferred stock, the net asset value and market value of our common stock may become more volatile.

If we issue preferred stock, we cannot assure you that such issuance would result in a higher yield or return to the holders of our common stock. The issuance of preferred stock would likely cause the net asset value and market value of our common stock to become more volatile. If the dividend rate on the preferred stock were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of our common stock would be reduced. If the dividend rate on the preferred stock were to exceed the net rate of return on our portfolio, the leverage would result in a lower rate of return to the holders of our common stock than if we had not issued preferred stock. Any decline in the net asset value of our investments would be borne entirely by the holders of our common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common stock than if we were not leveraged through the issuance of preferred stock. This greater net asset value decrease would also tend to cause a greater decline in the market price for our common stock. We might be in danger of failing to maintain the required asset coverage of the preferred stock or of losing our ratings on the preferred stock or, in an extreme case, our current investment income might not be sufficient to meet the dividend requirements on the preferred stock. In order to counteract such an event, we might need to liquidate investments in order to fund a redemption of some or all of the preferred stock. In addition, we would pay (and the holders of our common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, including higher advisory fees if our total return exceeds the dividend rate on the preferred stock. Holders of preferred stock may have different interests than holders of our common stock and may at times have disproportionate influence over our affairs.

Holders of any preferred stock we might issue would have the right to elect members of the board of directors and class voting rights on certain matters.

Holders of any preferred stock we might issue, voting separately as a single class, would have the right to elect two members of the board of directors at all times and in the event dividends become two full years in arrears, would have the right to elect a majority of our directors until such arrearage is completely eliminated. In addition, preferred stockholders would have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion to open-end status, and accordingly would be able to veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies or the terms of our credit facilities, might impair our ability to maintain our qualification as a RIC for federal income tax purposes. While we would intend to redeem our preferred stock to the extent necessary to enable us to distribute our income as required to maintain our qualification as a RIC, there can be no assurance that such actions could be effected in time to meet the tax requirements.

Certain provisions of the Maryland Corporation Law and the Investment Advisory Agreement could deter takeover attempts.

Our bylaws exempt us from the Maryland Control Share Acquisition Act, which significantly restricts the voting rights of control shares of a Maryland corporation acquired in a control share acquisition. If our board of directors were to amend our bylaws to repeal this exemption from the Maryland Control Share Acquisition Act, that statute may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction. Although we do not presently intend to adopt such an amendment to our bylaws, there can be no assurance that we will not so amend our bylaws at some time in the future. We will not, however, amend our bylaws to make us subject to the Maryland Control Share Acquisition Act without our board of directors determining that doing so would not conflict with the 1940 Act and obtaining confirmation from the SEC that it does not object to that determination.

Additionally, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock. Our board of directors may also, without stockholder action, amend our articles of incorporation to increase the number of shares of stock of any class or series that we have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Investing in our common stock involves a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk and volatility or loss of principal than alternative investment options. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

The net asset value of our common stock may fluctuate significantly.

The net asset value and liquidity, if any, of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- significant volatility in the market price and trading volume of securities of ~~business development companies~~BDCs or other companies in our sector, which are not necessarily related to the operating performance of the companies;

- changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

- loss of RIC or BDC status;

- changes in earnings or variations in operating results;

- changes in the value of our portfolio of investments;

- changes in accounting guidelines governing valuation of our investments;

- any shortfall in revenue or net income or any increase in losses from levels expected by investors;

- departure of SIC Advisors or certain of its respective key personnel;

- operating performance of companies comparable to us;

- general economic trends and other external factors; and

- loss of a major funding source.

~~Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.~~

~~Sales of substantial amounts of our common stock, or the availability of such common stock for sale, could adversely affect the prevailing market prices for our common stock. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.~~

The price which you pay for our shares may not reflect our current net asset value at the time of your subscription.

In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. Also we will file a supplement to the prospectus with the SEC, or amend our registration statement if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in the prospectus. Therefore, the net proceeds per share, net of all sales load, from a new investor may be in excess of the then current net asset value per share.

U.S. Federal Income Tax Risks

We will be subject to corporate-level U.S. federal income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

To maintain RIC tax treatment under the Code, we must meet the following minimum annual distribution, income source and asset diversification requirements. See "Tax Matters."

The minimum annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We would also be taxed on any retained income and/or gains, including any short-term capital gains or long-term capital gains. We must also satisfy an additional annual distribution requirement during each calendar year in order to avoid a 4% excise tax on the amount of the under-distribution. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment, or could be required to retain a portion of our income or gains, and thus become subject to corporate-level income tax.

The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities, or similar sources.

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly traded partnerships." Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the amount of our distributions. Such a failure would have a material adverse effect on our results of operations and financial conditions, and thus, our stockholders.

If we do not qualify as a "publicly offered regulated investment company," as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.

A "publicly offered regulated investment company" is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered RIC for any period, a non-corporate stockholder's allocable portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered RIC, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible to an individual only to the extent they exceed 2% of such a stockholder's adjusted gross income, and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered RIC after our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Furthermore, we may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury regulations as "passive foreign investment companies" and/or "controlled foreign corporations." The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require us to recognize income where we do not receive a corresponding payment in cash.

We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even if we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the tax requirement to distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, make a partial share distribution, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. See "Tax Matters."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus may constitute forward-looking statements because they relate to future events or our future financial conditions. Forward-looking statements are typically identified by words or phrases such as "trend", "opportunity", "pipeline", "believe", "comfortable", "expect", "anticipate", "current", "intention", "estimate", "position", "assume", "potential", "outlook", "continue", "remain", "maintain", "sustain", "seek", "achieve" and similar expressions, or future or conditional verbs such as "will", "would", "should", "could", "may" or similar expressions. **The use of forecasts in this offering is prohibited. Any representations to the contrary or any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in us is not permitted.** The forward-looking statements contained in this prospectus involve risks and uncertainties, including, but not limited to, statements as to:

- our future operating results;

- our business prospects and the prospects of our portfolio companies;

- changes in the economy;

- risk associated with possible disruptions in our operations or the economy generally;

- the effect of investments that we expect to make;

- our contractual arrangements and relationships with third parties;

- actual and potential conflicts of interest with SIC Advisors and its affiliates;

- the dependence of our future success on the general economy and its effect on the industries in which we invest;

- the ability of our portfolio companies to achieve their objectives;

- the use of borrowed money to finance a portion of our investments;

- the adequacy of our financing sources and working capital;

- the timing of cash flows, if any, from the operations of our portfolio companies;

- the ability of SIC Advisors to locate suitable investments for us and to monitor and administer our investments;

- the ability of SIC Advisors and its affiliates to attract and retain highly talented professionals;

- our ability to maintain our qualification as a RIC and as a BDC; and

- the effect of changes in laws or regulations affecting our operations or to tax legislation and our tax position.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

ESTIMATED USE OF PROCEEDS [TBU]

We intend to use substantially all of the net proceeds from this offering, after payment of certain fees and expenses, to make investments in accordance with the investment objective and strategies described in this prospectus, although we have not established limits on the use of proceeds nor have we established a limit on the amount of offering proceeds we may use for distributions. These proceeds may be used for working capital. Net proceeds received by us from the sale or liquidation of assets, to the extent not used to fund distributions, are expected to be reinvested by us in assets in accordance with our investment objective and investment strategies.

Based on prevailing market conditions, and depending on our evaluation of the investment opportunities then available, we thereafter anticipate that we will invest the proceeds from each subscription closing generally within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Until we are able to find such investment opportunities, we intend to invest a substantive portion of the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a BDC and our election to be taxed as a RIC. During this time, we may also use the net proceeds to pay operating expenses and to fund distributions to our stockholders. We have not established limits on the amount of proceeds that we may use to fund distributions. In addition, during this time, we will pay management fees under the Investment Advisory Agreement as described elsewhere in this prospectus.

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering if we sell: (1) $100 million in shares of our common stock and (2) the aggregate number of shares registered under this registration statement, or 69,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the common stock and the actual number of shares of common stock, if any, we sell in the offering. The table below also assumes that only shares of our Class A common stock are sold at an offering price of $10.00 per share.

The amounts in the table below assume that the full fees and commissions are paid on all shares of our Class A common stock offered to the public on a best efforts basis. All or a portion of the selling commission and dealer manager fee may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisors or banks acting as trustees or fiduciaries, and sales to our affiliates. The reduction in these fees, as appropriate, will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because the amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	$100 Million Raised			Maximum Offering		
	Amount	%		Amount	%	
Gross proceeds	$ 100,000,000	100%		$ 690,000,000	100%	
Less:						
Selling commissions	$ 7,000,000	7.00%		$ 48,300,000	7.00%	
Dealer manager fee	$ 2,750,000	2.75%		$ 18,975,000	2.75%	
Offering expenses	$1,250,000 $ 630,000	1.25%0.63%		$8,625,000$ 4,347,000	1.25%0.63%	
Net Proceeds/Amount Available for Investments	**$ 89,000,000** **$ 89,620,000**	**89.00%89.62%**		**$614,100,000** **$ 618,378,000**	**89.00%89.62%**	

In addition to the sales load, we estimate that we will incur in connection with this offering approximately $3,588,000 million of offering expenses if the maximum number of shares is sold at $10.00 per share. In accordance with the terms of the Investment Advisory Agreement, SIC Advisors was responsible for paying all other organization and offering expenses incurred by us until such time that we raised $300 million in gross proceeds. Since June 2, 2014, the date on which the company surpassed the $300 million threshold, we have been be responsible for paying such expenses on our own behalf. In addition, in connection with the expenses incurred

prior to June 2, 2014, we had to reimburse SIC Advisors for other organization and offering expenses incurred by SIC Advisors on behalf of us in an amount equal to 1.25% of the gross proceeds raised by us in such offerings. All such expenses have been reimbursed to SIC Advisors in full as of February 2015.

We may reimburse our dealer manager for certain expenses that are deemed underwriting compensation. Assuming an aggregate selling commission and a dealer manager fee of 9.75% ~~of the gross offering proceeds, we would~~and ~~4.75~~5.0% of the gross offering proceeds for Class A and Class T shares, respectively, we may reimburse the dealer manager in an amount up to 0.25% of the gross offering proceeds. In the event the aggregate selling commission and dealer manager fees are less than 9.75% of the gross offering proceeds, we would reimburse the dealer manager for expenses in an amount greater than 0.25% of the gross offering proceeds.

There can be no assurance that we will be able to sell all of the shares that we are registering. If we sell only a portion of the shares that we are registering, we may be unable to achieve our investment objective.

INVESTMENT OBJECTIVE AND POLICIES

General

Our investment strategy focuses on creating an investment portfolio that generates superior risk-adjusted returns by carefully selecting investments through what we believe to be disciplined due diligence and actively managing and monitoring our portfolio. When evaluating an investment, we use the resources of SIC Advisors to develop an investment thesis and a proprietary view of a potential portfolio company's intrinsic value. We believe that a flexible approach to investing allows us to take advantage of the opportunities throughout the capital structure that offer the most favorable risk/reward characteristics. We originate transactions sourced through SIC Advisors' Investment Team's network, and, to a lesser extent, expect to acquire debt securities through the secondary market.

We seek to invest primarily in the debt of privately owned U.S. companies with a focus on transactions sourced through the network of SIC Advisors' Investment Team. While the construction of our portfolio will vary over time, we anticipate that the portfolio will continue to be comprised primarily of investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We expect to originate the majority of our investments through Medley's direct origination platform, and in particular through negotiated co-investment transactions with certain of Medley's affiliates pursuant to the Exemptive Order.

Notwithstanding the foregoing, we may purchase interests in loans through secondary market transactions. We may also invest in equity securities in the form of common or preferred equity in our target companies or receive equity interests such as warrants or options as additional consideration in connection with one of our debt investments. In addition, a portion of our portfolio may be comprised of other securities such as corporate bonds, mezzanine debt, CLOs and other debt investments. However, such investments are not expected to comprise a significant portion of our portfolio.

Investment sizes will vary as our capital base changes and will ultimately be at the discretion of SIC Advisors subject to oversight by our board of directors. Prior to raising significant capital, we may make smaller investments and focus on syndicated leveraged loans and high-yield bonds.

Additionally, we may in the future seek to securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary and contribute a pool of loans to the subsidiary. This could include sales of interests in the subsidiary on a non-recourse basis to purchasers who we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools, and we would retain a portion of the equity in the securitized pool of loans.

Investment Objective

Our investment objective is to provide our stockholders with current income and, to a lesser extent, long-term capital appreciation. We intend to meet our investment objective by:

- utilizing the strong investment expertise and sourcing network of SIC Advisors and its affiliates;

- being disciplined in selecting opportunities that offer favorable risk/reward characteristics;

- investing primarily in the debt of privately owned, middle market U.S. companies with a focus on transactions sourced through the network of SIC Advisors' Investment Team;

- focusing primarily on mature businesses which have long track records of stable cash flow and that have material equity investments from well-known owners;

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- seeking portfolio companies that we believe have strong, existing management teams with incentives that closely align their interests with the long-term performance of the business, such as through equity ownership; and

- adhering to an investment approach that emphasizes strong fundamental credit analysis and active portfolio monitoring.

Characteristics of Investments

While we intend to consider each investment opportunity independently, we generally will focus on companies that share the following characteristics:

- *Enterprise Size.* We seek to provide capital to middle market companies that have what we believe to be defensible market positions, stronger franchises and operations and better credit characteristics relative to their peers. Although there are no strict lower or upper limits on the enterprise value of a company in which we may invest, we expect to focus on companies with enterprise values ranging from $50 million to $4 billion.

- *Capital Structure.* We anticipate that our portfolio will consist primarily of senior secured debt, second lien secured debt and, to a lesser extent, subordinated debt, which may in some cases be accompanied by warrants, options, equity co-investments, or other forms of equity participation. We will seek to invest in companies that generate free cash flow at the time of our investment and benefit from material investments from well-known equity investors.

- *Management Team.* We intend to prioritize investing in companies with strong, existing management teams that we believe have a clear strategic vision, long-standing experience in their industry and a successful operating track record. We expect to favor companies in which management's incentives appear to be closely aligned with the long-term performance of the business, such as through equity ownership.

- *Stage of Business Life Cycle.* We intend to seek mature, privately owned businesses that have long track records of stable, positive cash flow. We do not intend to invest in start-up companies or companies with speculative business plans.

- *Industry Focus.* While we will consider opportunities within all industries, we expect to prioritize industries having, in our view, favorable characteristics from a lending perspective. For example, we will seek companies in established industries with stable competitive and regulatory frameworks, where the main participants have enjoyed predictable, low-volatility earnings. We expect to give less emphasis to industries that are frequently characterized by less predictable and more volatile earnings.

- *Geography.* As a BDC under the 1940 Act, we will focus on and invest at least 70% of our total assets in U.S. companies. To the extent we invest in foreign companies, we intend to do so in accordance with 1940 Act limitations and only in jurisdictions with established legal frameworks and a history of respecting creditor rights, including countries that are members of the European Union, as well as Canada, Australia and Japan.

While we believe that the criteria listed above are important in identifying and investing in portfolio companies, we will consider each investment on a case-by-case basis. It is possible that not all of these criteria will be met by each company in which we invest.

Investment Types

Our investment approach focuses primarily on investments in first lien senior secured debt securities and second lien secured debt securities, but also includes, to a lesser extent, investments in subordinated debt securities. As a result, our debt investments may have various levels of security or may be unsecured. We may seek to invest in common or preferred equity as deemed appropriate by SIC Advisors. Such equity investments

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may take the form of either non-controlling or controlling positions. SIC Advisors will seek to manage our allocation between investment types as market conditions change. These investment types are summarized in the subsections below.

In addition to the investments noted above, we may invest up to 30% of our portfolio in opportunistic investments, including, but not limited to, the securities of larger public companies and foreign securities which, for purposes of the 1940 Act, may be deemed to be "non-qualifying assets." All investments by us will be subject to oversight by our board of directors, a majority of whom will be independent directors with no material interests in such transactions.

Senior Secured Debt

We intend to provide senior debt financing to our portfolio companies. We expect that the senior debt we invest in will generally have stated terms of three to ten years and may provide for limited principal payments in the first few years of the term. We will generally seek to obtain security interests in the assets of the portfolio company, which will serve as collateral in support of the repayment of our senior debt investments. This collateral is expected to take the form of senior priority liens on the assets of the portfolio company. Our senior debt investments may bear interest at fixed or floating rates. Floating rates are expected to be set at a margin to the London Interbank Offer Rate, or LIBOR.

Second Lien Secured Debt

We may provide second-lien secured debt financing to our portfolio companies. We anticipate structuring these investments as junior secured debt that have stated terms of three to ten years. We intend to obtain security interests in the assets of these portfolio companies that will serve as collateral in support of the repayment of such debt. This collateral may take the form of second-priority liens on the assets of a portfolio company and we may enter into an intercreditor agreement with the holders of the portfolio company's senior secured debt. These investments typically provide for moderate debt amortization in the initial years, with the majority of the amortization deferred until maturity. Our second-lien secured debt investments may bear interest at fixed or floating rates. Floating rates are expected to be set at a margin to LIBOR.

Subordinated Debt

We may provide subordinated debt financing to our portfolio companies. We expect the subordinated debt we invest in will generally have stated terms of five to ten years and provide for interest-only payments in the early years, with amortization of principal deferred to the later years. We expect that most of this subordinated debt will either be unsecured or collateralized by a subordinated lien on some or all of the assets of the borrower. This subordinated debt may bear interest at fixed or floating rates. In either event, we expect to structure our subordinated debt investments with relatively high interest rates that provide us with significant current interest income. In some cases we may invest in subordinated debt that, as defined by its terms, converts into equity or additional debt securities or initially defers interest payments.

Our subordinated debt investments may include equity features, such as warrants or options to buy a significant common equity ownership interest in the portfolio company. If a portfolio company appreciates in value, we may achieve additional investment returns from any equity interests we hold. If we are a minority interest holder, we may structure the warrants to provide provisions protecting our rights as a minority-interest holder such as the right to sell the warrants back to the company upon the occurrence of specified events. We will also seek to obtain registration rights in connection with these equity interests that enhance transferability.

We expect to hold many of our subordinated debt investments until maturity or repayment, but we may sell our investments earlier if a liquidity event takes place, such as the sale or recapitalization of the issuer, or if there is an attractive opportunity to sell the investment in a secondary market transaction. Occasionally, we may sell some or all of our subordinated debt or equity interests in a portfolio company to a third-party, such as an existing investor in the portfolio company, through a privately negotiated transaction.

Equity

We may acquire equity, in the form of preferred or common equity, in connection with a buyout or recapitalization of a portfolio company or an investment in its debt. With respect to equity investments, we intend to target an investment return substantially higher than our investments in senior or subordinated debt. However, we can offer no assurance that we can achieve such a return with respect to any investment or our portfolio as a whole.

Preferred equity generally has a preference as to dividends, and upon the event of liquidation, a preference over an issuer's common stock, but ranks junior to debt securities in an issuer's capital structure. Preferred equity generally pays dividends in cash (or additional shares of preferred equity) at a defined rate, but unlike interest payments on debt securities, preferred equity dividends are payable only if declared by the issuer's board of directors. Dividends on preferred equity may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred equity, no dividends may be paid on the issuer's common stock until all unpaid preferred equity dividends have been paid. Preferred equity may also be subject to optional or mandatory redemption provisions. Generally, common equity does not have any current income and its full value is realized, if at all, upon the sale of the business or following the portfolio company's initial public offering.

Loans and Loan Participations and Assignments

We may also invest in loan participations and assignments. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. In a typical corporate loan syndication, a number of lenders or co-lenders, usually banks, lend a corporate borrower a specified sum pursuant to the terms and conditions of a loan agreement. One of the co-lenders usually agrees to act as the agent bank with respect to the loan. Interests that we acquire may take the form of an assignment, which creates a direct or co-lending relationship with the corporate borrower or a participation in the seller's share of the loan which places us in privity with the lender, but not the borrower. However, when we act as co-lender in connection with an assignment, we would expect to have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest.

For purposes of certain investment limitations pertaining to diversification of our portfolio investments, the issuer of a loan participation will be the underlying borrower. However, in cases where we do not have recourse directly against the borrower, both the borrower and each agent bank and co-lender interposed between us and the borrower will be deemed issuers of a loan participation.

Temporary Investments

Pending investment in the debt of private companies, we intend to invest our cash primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment. We expect to maintain cash reserves from time to time for investment opportunities, working capital and distributions.

Securities Issued by Investment Companies

Our investments in securities issued by any registered investment company or BDC are restricted by the 1940 Act. Under these limits, except for registered money market funds we generally cannot acquire more than 3% of the voting stock of any registered investment company or BDC, invest more than 5% of the value of our total assets in the securities of one registered investment company or BDC or invest more than 10% of the value of our total assets in the securities of more than one registered investment company or BDC. With regard to that portion of our portfolio invested in securities issued by registered investment companies or BDCs, it should be noted that such investments might indirectly subject our stockholders to additional expenses as they will indirectly be responsible for the costs and expenses of such companies.

Other Terms

SIC Advisors will seek to tailor the terms of each privately negotiated investment in a manner that attempts to protect our rights and manage risk appropriately while creating incentives for the portfolio company to achieve its business plan and improve its profitability. We intend to limit the downside risk exposure of our investment portfolio by:

- applying our investment strategy guidelines for portfolio investments;

- requiring a total return on investments (including both interest and potential equity appreciation) that adequately compensates for credit risk;

- diversifying our portfolio, size permitting, with an adequate number of companies, across different industries, with different types of collateral;

- seeking collateral or superior positions in the portfolio company's capital structure where possible;

- incorporating "put" rights and "call protection" into the investment structure where possible; and

- negotiating covenants that may include affirmative and negative covenants, as well as default penalties, lien protection, change of control provisions and board rights that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital.

Additionally, we may seek to impose, but are not required to impose, significant prepayment penalties in order to reduce or eliminate prepayment risk. Such prepayment penalties may be in the form of fees or redemption premiums. We may also enter into interest rate or currency exchange rate hedging transactions at the sole discretion of SIC Advisors. Such transactions should enable us to selectively modify interest rate or currency exchange rate exposure as market conditions dictate.

Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender's monitoring of the borrower, and ensure payment of interest and principal due to lenders. Examples of affirmative covenants include requiring portfolio companies to maintain adequate insurance, accounting, and tax records, and to make frequent financial reporting available to the lender.

Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lender's investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt without the lender's approval. In addition, certain negative covenants restrict a borrower's activities by requiring it to meet certain earnings interest coverage ratio, leverage ratio or net worth requirements.

General

It is generally not our policy to engage in transactions with the objective of seeking profits from short-term trading, though we may do so on an opportunistic basis. Our annual portfolio turnover rate may vary greatly from year to year. Although we cannot accurately predict our annual portfolio turnover rate, it is not expected to exceed 30% under normal circumstances. However, we do not consider our portfolio turnover rate to be a limiting factor in the execution of investment decisions for us.

Compliance with any policy or limitation on us that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. This policy will not be violated if these limitations are exceeded because of changes in the market value of portfolio companies. Except as required by the 1940 Act, our articles of incorporation, or the Code, or as otherwise provided in the prospectus, all of our investment policies may be changed by the board of directors without stockholder approval.

Other Factors Affecting Portfolio Construction

As a BDC that is regulated under the 1940 Act and has qualified annually as a RIC under the Code, our investment activities are subject to certain regulatory restrictions that shape our portfolio construction. These restrictions include requirements that we invest our capital primarily in U.S. companies that are privately owned, as well as investment diversification and source of income criteria that are imposed by the Code.

Co-Investments

Pursuant to the Exemptive Order, we will be permitted to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is controlled by Medley in a manner consistent with our investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors. Co-investment under the Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, our board of directors determines that it would be advantageous for us to co-invest in a manner described in the Exemptive Order.

Opportunities for co-investments may arise when SIC Advisors or an affiliated adviser becomes aware of investment opportunities that may be appropriate for us and other clients, or affiliated funds. Without the Exemptive Order, we would be substantially limited in our ability to co-invest in privately negotiated transactions with affiliated funds, as a BDC.

Under the Exemptive Order, investment opportunities that are presented to affiliated funds must be referred to us and vice versa. For each such referral, SIC Advisors independently analyzes and evaluates whether the co-investment transaction is appropriate for us. In addition, co-investment transactions under the Exemptive Order are generally subject to the review and approval by our independent directors, which we refer to as the independent director committee. See "Regulation." For each co-investment transaction under the Exemptive Order, we follow the conditions of the Exemptive Order, which are designed to ensure the fairness to us of the co-investment transaction. However, neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them.

SENIOR SECURITIES [TBU]

Information about our senior securities (including debt securities and other indebtedness) is shown in the following table ~~as of the quarter ended December 31, 2015 and~~ for the fiscal years ended December 31, 2015, 2014, 2013 and 2012. The report of our independent registered public accounting firm, Ernst & Young LLP, on the senior securities table as of December 31, ~~2014~~2015, is attached as an exhibit to the ~~prior~~ registration statement ~~filed on April 13, 2015~~ of which this prospectus is a part.

The following is a summary of the senior securities as of December 31, 2012.

	Total Amount Outstanding Exclusive of Treasury Securities[1]	Asset Coverage Per Unit[2]	Involuntary Liquidating Preference Per Unit[3]	Average Market Value Per Unit
Prime Brokerage Facility[6]	$ 17,345,794	$ 2,189	N/A[4]	N/A[5]

The following is a summary of the senior securities as of December 31, 2013.

	Total Amount Outstanding Exclusive of Treasury Securities[1]	Asset Coverage Per Unit[2]	Involuntary Liquidating Preference Per Unit[3]	Average Market Value Per Unit
Revolving Credit Facility	$ 16,000,000	$ —	$ —	$ —
Total Return Swap	18,149,541	—	—	—
	$ 34,149,541	$ 5,480	N/A[4]	N/A[5]

The following is a summary of the senior securities as of December 31, 2014.

	Total Amount Outstanding Exclusive of Treasury Securities[1]	Asset Coverage Per Unit[2]	Involuntary Liquidating Preference Per Unit[3]	Average Market Value Per Unit
Revolving Credit Facility	$ 236,500,000	$ —	$ —	$ —
Total Return Swap	152,645,906	—	—	—
		$ ~~2,250~~		
	$ 389,145,906	$ 2,211	N/A[4]	N/A[5]

The following is a summary of the senior securities as of ~~June 30~~ December 31, 2015 ~~(unaudited)~~.

	Total Amount Outstanding Exclusive of Treasury Securities[1][7]	Asset Coverage Per Unit[2]	Involuntary Liquidating Preference Per Unit[3]	Average Market Value Per Unit
Revolving Credit Facility	~~$320,500,000~~ $ 385,000,000	$ —	$ —	$ —
Total Return Swap	~~175,326,468 101,702,659~~ 129,426,020	—	—	—
	~~$495,826,468~~ ~~$486,702,659~~ $ 514,426,020	~~$2,328~~ $ 2,386	N/A[4]	N/A[5]

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(1) Total amount of each class of senior securities outstanding at the end of the period presented.

(2) The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit. As of December 31, 2014, the Company's Asset Coverage Per Unit including unfunded commitments was $2,1~~80~~41. As of ~~June 30~~ December 31, 2015, the Company's Asset Coverage Per Unit including unfunded commitments was ~~$2,243~~$2,38~~6~~18.

(3) The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.

(4)   Information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(5)   Not applicable as these classes of securities are not registered for public trading.

(6)   ~~The Prime Brokerage Facility included in the table above was closed on December 4, 2013 and had no balance on December 31, 2014 or 2013.~~

(~~7~~6)   As of ~~August 25, 2015~~April 28, 2016, the Company's outstanding borrowings under the ING revolving credit facility and JPMorgan Chase Bank revolving credit facility were ~~$105,000,000~~$85,000,000 ~~(unaudited)~~ and $240,000,000 ~~(unaudited)~~, respectively. As of ~~June 30~~December 31, 2015, the Company's outstanding borrowings under the ING revolving credit facility and JPMorgan Chase Bank revolving credit facility were ~~135,000,000~~$145,000,000 and ~~185,500,000~~$240,000,000, respectively.

Sierra Income Corporation

We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. We are externally managed by SIC Advisors, which is a registered investment adviser under the Advisers Act, and a majority owned subsidiary of Medley. SIC Advisors will be responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. We have elected to be treated for federal income tax purposes, and intend to continue to qualify annually thereafter, as a RIC under Subchapter M of the Code. Our investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. We intend to meet our investment objective by primarily lending to, and investing in the debt of privately owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $1 billion. We intend to focus primarily on making investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We will originate transactions sourced through our existing SIC Advisors' network, and, to a lesser extent, expect to acquire debt securities through the secondary market. We may make equity investments in companies that we believe will generate appropriate risk adjusted returns, although we do not expect such investments to be a substantial portion of our portfolio. During our offering period and thereafter, if our Advisor deems it appropriate and to the extent permitted by the 1940 Act, we expect to invest in more liquid debt securities, some of which may trade on a national securities exchange. See "Regulation."

We believe that the current market environment presents a significant opportunity for our strategy. The trend of bank consolidation that has occurred over the last 20 years has reduced the amount of capital available for middle market borrowers, which we define as borrowers with annual revenues of $50 million to $1 billion. At the same time, demand for capital from these borrowers remains strong. We believe that this favorable supply and demand dynamic will allow us to earn wider spreads with increased equity upside while taking less risk than in recent business cycles. We intend to capitalize on this opportunity through what we believe to be a disciplined and consistent investment approach focused on principal protection. See "Business."

Our Advisor, through Medley, has access to over 80 employees, including over 44 investment, origination and credit management professionals, and over 36 operations, marketing and distribution professionals, each with what we believe to be extensive experience in their respective disciplines.

We leverage what we believe to be SIC Advisors' seasoned team and broad network to source compelling investment opportunities. We evaluate these opportunities through an investment approach that emphasizes strong fundamental credit analysis and active portfolio monitoring. We intend to be disciplined in selecting investments and focus on opportunities that we perceive offer favorable risk/reward characteristics.

We may use debt within the levels permitted by the 1940 Act when the terms and conditions available are favorable to long-term investing and well aligned with our investment strategy and portfolio composition. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings, as well as the risks of such borrowings within the context of our investment outlook and the impact of leverage on our investment portfolio. We may use leverage to fund new transactions, alleviating the timing challenges of raising new equity capital through a continuous offering, and to enhance stockholder returns. The amount of leverage that we employ will be subject to oversight by our board of directors, including a majority of independent directors with no material interests in such transactions.

We are issuing shares of common stock through this offering, each share of which has equal rights to distributions, voting, liquidation, and conversion. Our common stock is non-assessable, meaning that there is no liability for calls or assessments, nor are there any preemptive rights in favor of existing stockholders. Our distributions will be determined by our board of directors in their sole discretion. We intend to seek to complete a

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liquidity event within seven years after the completion of our offering stage, or at such earlier time as our board of directors may determine, taking into account market conditions and other factors. We will view our offering stage as complete as of the termination date of our continuous offering, which includes sale conducted under our prior registration statement, our current registration statement and any follow-on registration statement. Because of this timing for our anticipated liquidity event, stockholders may not be able to sell their shares promptly or at a desired price prior to that point. There can be no assurance that we will complete a liquidity event within this time frame or at all. As a result, an investment in our shares is not suitable if you require short-term liquidity with respect to your investment in us.

SIC Advisors

Our investment activities are managed by our investment adviser, SIC Advisors. SIC Advisors is an affiliate of Medley and has offices in New York and San Francisco. In exchange for the provision of certain non-investment advisory services to SIC Advisors, and pursuant to a joint venture agreement, Strategic Capital, an affiliate of the dealer manager owns 20% of SIC Advisors and is entitled to receive distributions equal to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by us to SIC Advisors in its capacity as our investment adviser. The purpose of this arrangement is to permit SIC Advisors to capitalize upon the expertise of the executives of Strategic Capital and its affiliates in providing administrative and operational services with respect to non-exchange traded investment vehicles similar to us. Strategic Capital will provide certain services to, and on behalf of, SIC Advisors, including consulting and non-investment advisory services related to administrative and operational services. For additional discussion of the relationship between SIC Advisors and Strategic Capital, see "The Advisor."

On November 25, 2013, our affiliates received the Exemptive Order from the SEC. The Exemptive Order permits us to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is controlled by Medley, including Medley Capital Corporation and Sierra Income Corporation. Under the terms of the relief permitting us to co-invest with other funds managed by Medley or its affiliates, a "required majority" (as defined in Section 57(o) of the 1940 Act) of our independent directors must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies.

In situations where co-investment with other funds managed by Medley or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between our interests and those of other Medley clients, SIC Advisors and the Medley affiliate will need to decide which client will proceed with the investment. SIC Advisors and the Medley affiliate a will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts on an alternating basis that will be fair and equitable over time. Moreover, except in certain circumstances, we will be unable to invest in any issuer in which a fund managed by Medley or its affiliates has previously invested. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates.

~~Medley's senior management team has an aggregate~~We believe Medley's senior management team has a significant amount of ~~over 200 years of~~ experience in the credit business, including origination, underwriting, principal investing and loan structuring. SIC Advisors' Investment Team, which is provided for by Medley, is responsible for sourcing investment opportunities, conducting industry research, performing diligence on potential investments, structuring our investments and monitoring our portfolio companies on an ongoing basis. SIC Advisors' Investment Team draws on its expertise in a range of sectors, including, but not limited to industrials and transportation, energy and natural resources, financials, healthcare, media and telecom and real estate. In addition, SIC Advisors seeks to diversify our portfolio by company type, asset type, transaction size, industry and geography.

Medley Capital LLC serves as our administrator, provides office space to us and provides us with equipment and office services. The responsibilities of our administrator include overseeing our financial records, preparing reports to our stockholders and reports filed with the Securities and Exchange Commission, or the SEC, and generally monitoring the payment of our expenses and the performance of administrative and professional services rendered to us by others. See "Administration Agreement and Fees."

Investment Strategy

Our investment strategy focuses primarily on sourcing investments in private U.S. companies as we seek to construct a portfolio that generates what we believe to be superior risk adjusted returns. Our investment process is centered around three principles:

- first, disciplined due diligence of each company's credit fundamentals;

- second, a detailed and customized structuring process for directly originated investments; and

- third, regular and ongoing monitoring of the portfolio and proactive risk management.

While the construction of our portfolio will vary over time, we anticipate that the portfolio will be comprised primarily of investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We expect to originate the majority of our investments through Medley's direct origination platform, and in particular through negotiated co-investment transactions with certain of Medley's affiliates pursuant to the Exemptive Order.

Notwithstanding the foregoing, we may purchase interests in loans through secondary market transactions. We may also invest in equity securities in the form of common or preferred equity in our target companies or receive equity interests such as warrants or options as additional consideration in connection with our debt investments. In addition, a portion of our portfolio may be comprised of other securities such as corporate bonds, mezzanine debt, CLOs and other debt investments. However, such investments are not expected to comprise a significant portion of our portfolio.

Investment Types

Our investment approach focuses primarily on investments in first lien senior secured debt securities and second lien secured debt securities, but also includes investments in subordinated debt securities. As a result, our debt investments may have various levels of security or may be unsecured. We may seek to invest in common or preferred equity as deemed appropriate by SIC Advisors. Such equity investments may take the form of either non-controlling or controlling positions. SIC Advisors will seek to manage our allocation between investment types as market conditions change. The diagram below outlines the range of securities in a typical portfolio company's capital structure.

In addition to the investments noted above, we may invest up to 30% of our portfolio in opportunistic investments, including, but not limited to, the securities of larger public companies and foreign securities which, for purposes of the 1940 Act, may be deemed to be "non-qualifying assets." All investments by us will be subject to oversight by our board of directors, a majority of whom will be independent directors with no material interests in such transactions.



Market Opportunity

We believe the middle-market private debt industry is undergoing structural shifts that are creating significant opportunities for non-bank lenders and investors. The underlying drivers of these structural changes, which are outlined below, include: a large addressable market, reduced participation by banks in the private debt markets, particularly within the middle-market, and demand for private debt created by committed and uninvested private equity capital. We intend to focus on taking advantage of this structural shift by lending directly to companies that are underserved by the traditional banking. We expect to source investment opportunities through a variety of channels including direct relationships with companies, financial intermediaries such as national, regional and local bankers, accountants, lawyers and consultants, as well as through financial sponsors that Medley has cultivated over the past eight years. As a leading provider of private debt, Medley is often sought out as a preferred financing partner.

Large Addressable Market. Private debt capital plays an important role in financing U.S. middle-market companies. These companies typically borrow capital to facilitate growth, invest in physical plants and equipment, fund acquisitions, refinance capital structures and provide liquidity to existing shareholders. This financing flexibility enables borrowers to grow without sacrificing equity ownership or control of their businesses. The U.S. middle-market consists of approximately 39,000 businesses with revenues ranging from $50 million to $1 billion. Medley targets private debt investment and lending opportunities to these firms, the largest and most opportune segment of the market.

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Number of Businesses by Market



Source: Deloitte, Mid Market Perspectives — 2013 Report on America's Economic Engine.
Source: U.S. Census Bureau, 2007 Economic Census.

Additionally, with $6.7T in revenue, the U.S. middle market alone would rank as the world's third largest economy.

Top 10 GDPs



Note: Metrics in trillions of USD.
Source: International Monetary Fund Historical Data, World Economic Outlook Database, June 2014.

De-Leveraging of the Global Banking System. After an extended period of increasing leverage, commercial and investment banks have been de-leveraging since 2008. Bank consolidation, more prudent balance sheet discipline, changing regulatory capital requirements and the increasing cost and complexity of regulatory compliance have led banks to meaningfully withdraw from markets such as non-investment grade middle market and commercial real estate lending. This has created a significant opportunity for non-bank direct lenders like SIC.

The structural changes in the lending market are evidenced by the decline in the number of banks in the U.S. and the decline in bank participation in the private debt market. According to the Federal Deposit Insurance Corporation, or FDIC, since 1994, the number of FDIC-insured commercial banking institutions in the United States has declined by over 40%, from approximately 10,500 in 1994 to approximately 5,700 as of March 31, 2015.

Simultaneously, bank participation in the non-investment grade lending market has declined from approximately 70% to below 15% over the same time period.

Bank Consolidation and Market Share in Non-Investment Grade Lending



Source: FDIC, http://www2.fdic.gov/SDI.
Source: LCD Quarterly, Primary Market for Highly Levered Loans Banks vs. Non-Banks, Q1 2015.

In addition to the continued secular trend of bank consolidations, banks are operating under a new paradigm of increased risk management, focus on capital conservation and continued deleveraging. The ramifications of the difficult economic environment from 2007 to 2011 have constrained the amount of liquidity available to the middle-market and have led to the greatest restructuring of the financial services industry since the Great Depression. The combination of bank consolidation and financial regulatory changes in the wake of the global financial crisis has increasingly driven the larger banks away from the middle-market in favor of larger corporate clients. The smaller regional and community banks continue to struggle with legacy real estate assets, new regulatory burdens and increased Tier 1 capital requirements. As a result of this continued structural shift in the financial services landscape, middle-market corporate borrowers have turned to the private credit markets as an alternative source of capital to fund business growth and expansion. Further highlighting the difficulty of middle-market borrowers to access the public credit markets, the volume of both high-yield and second-lien loan issuances have declined significantly from their highest levels.

Attractive Attributes of Middle Market Debt. As a result of the decline of traditional financing sources, the attractiveness of providing capital in the middle-market has increased. A meaningful gap exists between public and private market debt spreads, primarily due to the fact that liquidity has not returned to the private lending markets in the same way it has returned to the public debt markets. As such, lenders to private middle-market companies should continue to benefit from attractive pricing. Conventional lending has been returning for larger public companies as evidenced by tightening spreads since 2011. Despite the general normalization of spreads, the graph below shows that middle-market issuers of public debt still face meaningfully higher debt costs than larger corporate borrowers. The spread is more pronounced for middle-market private companies.

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Public Debt Spreads for Middle-Market vs. Large Corporate Borrowers



Source: S&P LCD, as of December 31, 2014. Represents spreads over three-month LIBOR.

In addition, as seen in the charts below, middle market loans have lower default rates and higher recovery rates. We believe the combination of these attributes results in attractive risk adjusted returns on a relative basis. The data highlighted below considers loan sizes less than $249 million and greater than $250 million. This shows middle market loans have historically had lower default rates than large market loans (5.8% vs. 6.4%). At the same time, middle market loans have a higher recovery rate than large market loans (87.5% vs. 82.4%).



Source: S&P 2Q13 Institutional Loan Default Review, represents data from 1995 to Q2 2013.
Source: Credit Pro, represents data from 1987 to Q2 2013.

Unfunded Private Equity Commitments Drive Demand for Debt Capital. According to Preqin, an industry research firm, the total amount of committed and uninvested private equity capital at March 31, 2015 is approximately $1.2 trillion, which we believe will drive significant demand for private debt financing in the coming years. Lending to private companies acquired by financial sponsors requires lenders to move quickly, perform in-depth due diligence and have significant credit and structuring experience. In order to successfully serve this market, lenders need to commit to hold all, or the significant majority of, the debt needed to finance such transactions. We believe that banks, due to the regulatory environment, will continue to reduce their exposure to middle market private loans. We believe this creates a significant supply/demand imbalance for middle market credit, and we are well positioned to bridge the gap.

Private Equity Dry Powder



Source: Preqin as of March 31, 2015.

Potential Competitive Strengths

We believe that the Company represents an attractive investment opportunity for the following reasons:

Experienced Team. We believe SIC Advisors' Investment Team has ~~an aggregate of over 200 years~~a significant amount of experience in the credit business, including origination, underwriting, principal investing and loan structuring. Our Advisor, through Medley, has access to over 80 employees, including over 44 investment, origination and credit management professionals, and over 36 operations, marketing and distribution professionals, each with what we believe to be extensive experience in their respective disciplines. Medley employs an integrated and collaborative investment process that leverages the skills and knowledge of our investment and credit management professionals. We believe that this is an important competitive advantage that will allow us to deliver attractive risk-adjusted returns to our investors over time.

Direct Origination, Disciplined Underwriting and Active Credit Management. We believe that the combination of Medley's direct origination platform, disciplined underwriting and active credit management is an important competitive advantage and helps us preserve capital and generate attractive risk-adjusted returns for our investors. Our Advisors' ability to directly originate, structure and lead deals enables us to be more opportunistic and less reliant on traditional sources of origination. It also enables us to control the loan documentation process, including negotiation of covenants, which provides consistent underwriting standards. In addition, we expect to employ active credit management and interact frequently with our borrowers.

Benefits of the Broader Platform. We believe that we benefit from being a part of the broader Medley platform as we are able to co-invest alongside other vehicles managed by Medley and its affiliates under the Exemptive Order. This allows us access to investments that we may not otherwise have been able to pursue if we were not part of a larger platform.

Operating and Regulatory Structure

We are an externally-managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, for tax purposes we have elected and intend to continue to qualify to be treated as a RIC under Subchapter M of the Code. Our investment activities are managed by SIC Advisors and supervised by our board of directors, a majority of whom are independent of SIC Advisors and its affiliates. As a BDC, we are required to comply with certain regulatory requirements. See "Regulation."

Investment Process

We believe our Advisor, which is provided for by Medley, has cultivated a disciplined and repeatable process for executing, monitoring, structuring and exiting investments.

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Identification and Sourcing.   Our Advisor's experience and reputation have allowed it to generate a substantial and continuous flow of attractive investment opportunities. Our Advisor maintains a strong and diverse network which results in sustained and high quality deal flow. We believe that the breadth and depth of experience of SIC Advisors' Investment Team across strategies and asset classes, coupled with significant relationships built over the last 20 years, make them particularly qualified to uncover, evaluate and aggressively pursue attractive investment opportunities. We believe that SIC Advisors' Investment Team has compiled a robust pipeline of transactions ready for possible inclusion in our portfolio by leveraging the broader Medley platform's deal flow network.

Disciplined Underwriting.   SIC Advisors' Investment Team performs thorough due diligence and focuses on several key criteria in its underwriting process, including strong underlying business fundamentals, a meaningful equity cushion, experienced management, conservative valuation and the ability to deleverage through cash flows. We expect to often be the agent for the loans we originate and accordingly control the loan documentation and negotiation of covenants, which will allow us to maintain consistent underwriting standards. Our Advisor's underwriting process also involves engagement of industry experts and third party consultants.

Prior to making an investment, the Investment Team subjects each potential borrower to an extensive credit review process, which typically begins with an analysis of the market opportunity, business fundamentals, company operating metrics and historical and projected financial analysis. The Investment Team also compares liquidity, operating margin trends, leverage, free cash flow and fixed charge coverage ratios for each potential investment to industry metrics. Areas of additional underwriting focus include management or sponsor (typically a private equity firm) experience, management compensation, competitive landscape, regulatory environment, pricing power, defensibility of market share and tangible asset values. Background checks are conducted and tax compliance information may also be requested on management teams and key employees. In addition, the Investment Team contacts customers, suppliers and competitors and performs on-site visits as part of a routine business due diligence process.

The Investment Team routinely uses third party consultants and market studies to corroborate valuation and industry specific due diligence, as well as provide quality of earnings analysis. Experienced legal counsel is engaged to evaluate and mitigate regulatory, insurance, tax or other company-specific risks.

After the Investment Team completes its final due diligence, each proposed investment is presented to our Advisor's investment committee and subjected to extensive discussion and follow-up analysis, if necessary. A formal memorandum for each investment opportunity typically includes the results of business due diligence, multi-scenario financial analysis, risk-management assessment, results of third-party consulting work, background checks (where applicable) and structuring proposals. Our Advisor's investment committees requires a majority vote to approve any investment, although unanimous agreement is sought.

Active Credit Management.   Our Advisor employs active credit management. Our Advisor's process includes frequent interaction with management, monthly or quarterly review of financial information and attendance at board of directors' meetings as observers. Investment professionals with deep restructuring and workout experience support our credit management effort. The Investment Team also evaluates financial reporting packages provided by portfolio companies that detail operational and financial performance. Data is entered in our Advisor's AMS, its proprietary, centralized electronic credit management database. AMS creates a centralized, dynamic electronic repository for all of our portfolio company data. Our Advisor's AMS system generates comprehensive, standardized reports which aggregate operational updates, portfolio company financial performance, asset valuations, macro trends, management call notes and account history. AMS enables the Investment Team to have real-time access to the most recent information on our portfolio investments.

In addition to the data provided by our borrowers, our Advisor may also utilize various third parties to provide checks and balances throughout the credit management process. Independent valuation firms may be engaged to provide appraisals of asset and collateral values or external forensic accounting groups may be engaged to verify portfolio company financial reporting or perform cash reconciliation. Our Advisor believes this hands-on approach to credit management is a key contributor to our investment performance.

Managerial Assistance

As a BDC, we will offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services and will reimburse Medley, as our administrator, for its allocated costs in providing such assistance subject to review and approval by our board of directors. Medley will provide such managerial assistance on our behalf to portfolio companies that request this assistance.

Properties

We do not own any real estate or other physical properties materially important to our operation. Our headquarters are currently located at ~~375~~280 Park Ave, ~~33rd~~6th Floor East, New York, NY 10~~152~~017. We also have offices in San Francisco, California. Our administrator furnishes us office space and we reimburse it for such costs on an allocated basis.

Legal Proceedings

Neither we nor SIC Advisors are currently subject to any material legal proceedings.

PORTFOLIO COMPANIES ~~[TBU]~~

The following table sets forth certain information as of ~~June 30, 2015[ ]~~December 31, 2015 for each portfolio company in which we had an investment. Other than these investments, our only formal relationships with our portfolio companies are the managerial assistance that we provide upon request and the board observer or participation rights we may receive in connection with our investment.

Company[(1)]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[(2)]
Non-controlled/non-affiliated investments – 127.5%							
AAR Intermediate Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 14.000%, 1.000% Floor PIK [(3)(4)(5)]	3/30/2019	$ 11,622,797	$11,082,071	$ 6,241,367	0.9%
		Warrants to purchase 0.625% of outstanding company equity[(4)(6)]	3/30/2019	~~790,778~~ —	790,778	—	0.0%
				1~~2,413,575~~1,622,797	11,872,849	6,241,367	
Access Media Holding LLC	Media: Broadcasting & Subscription	Common Stock[(4)(6)]		~~14~~—	—	—	0.0%
		Preferred Equity 12.000%[(4)]		~~1,432,412~~ —	1,432,413	500,893	0.1%
		Senior Secured First Lien Term Loans 5.000%, 5.000% PIK[(4)]	7/22/2020	6,678,501	6,678,501	6,678,501	1.0%
				~~8,110,927~~ 6,678,501	8,110,914	7,179,394	
Advanced Diagnostic Holdings LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 8.750%, 0.875% Floor[(3)(4)(7)]	12/11/2020	15,554,250	15,554,250	15,554,250	2.3%
				15,554,250	15,554,250	15,554,250	
AESC Holding Corp., Inc.	Retail	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor[(3)(4)]	5/27/2019	7,000,000	7,000,000	7,000,000	1.0%
				7,000,000	7,000,000	7,000,000	
Alpha Media LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor[(8)(9)]	4/30/2021	9,179,127	9,179,127	9,179,127	1.4%
				9,179,127	9,179,127	9,179,127	
American Beacon Advisors, Inc.[(10)]	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 8.750%, 1.000% Floor[(9)]	4/30/2023	6,000,000	5,886,884	5,937,982	0.9%
				6,000,000	5,886,884	5,937,982	
Anaren, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor[(9)]	8/18/2021	10,000,000	9,918,443	9,642,999	1.4%
				10,000,000	9,918,443	9,642,999	
Aperture Group, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor[(3)]	8/29/2019	2,431,439	2,422,081	2,431,439	0.4%
				2,431,439	2,422,081	2,431,439	
Associated Asphalt Partners, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Notes 8.500%[(7)(11)]	2/15/2018	1,778,000	1,785,989	1,786,890	0.3%
				1,778,000	1,785,989	1,786,890	
Asurion Corp.[(10)]	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 7.500%, 1.000% Floor[(9)]	3/3/2021	7,000,000	6,942,069	6,100,440	0.9%
				7,000,000	6,942,069	6,100,440	

~~Par~~ ~~% of~~

Company	Industry	Type of Investment	Maturity	Amount	Cost	Fair Value	Net Assets
Non-controlled/non-affiliated investments – 136.3%							
AAR Intermediate Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 12.000%, 1.000% Floor[3][4]	3/30/2019	$11,246,956	$10,666,649	$10,393,983	1.6%
		Warrants to purchase 0.625% of outstanding company equity[4][5]	3/30/2019	—	790,778	82,724	0.0%
				11,246,956	11,457,427	10,476,707	
AESC Holding Corp., Inc.	Retail	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor[3][4]	5/27/2019	7,000,000	7,000,000	7,070,000	1.1%
				7,000,000	7,000,000	7,070,000	
ALG USA Holdings, Inc.	Hotel, Gaming & Leisure	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.250% Floor[6]	2/28/2020	1,961,838	1,932,284	1,966,410	0.3%
				1,961,838	1,932,284	1,966,410	
Alpha Media LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor[3][7]	4/30/2021	11,179,687	11,179,687	11,179,687	1.8%
				11,179,687	11,179,687	11,179,687	
AM3 Pinnacle Corporation	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loans 10.000%[4]	10/22/2018	6,930,526	6,930,526	6,166,721	1.0%
				6,930,526	6,930,526	6,166,721	
American Beacon Advisors, Inc.[8]	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 8.750%, 1.000% Floor[6]	4/30/2023	6,000,000	5,881,906	5,953,921	0.9%
				6,000,000	5,881,906	5,953,921	
American Pacific Corp.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loans LIBOR + 6.000%, 1.000% Floor[6]	2/27/2019	7,900,000	7,854,144	7,959,250	1.2%
				7,900,000	7,854,144	7,959,250	
Anaren, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor[6]	8/18/2021	10,000,000	9,913,211	10,059,412	1.6%
				10,000,000	9,913,211	10,059,412	
Aperture Group, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor[3]	8/29/2019	7,443,750	7,412,522	7,443,750	1.2%
				7,443,750	7,412,522	7,443,750	

Company[1]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[2]
Ascensus, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 8.000%, 1.000% Floor[6]	12/2/2020	4,000,000	3,953,155	4,000,000	0.6%
				4,000,000	3,953,155	4,000,000	
Associated Asphalt Partners, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Notes 8.500%[9]	2/15/2018	1,778,000	1,787,731	1,737,995	0.3%
				1,778,000	1,787,731	1,737,995	
Asurion Corp.[8]	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 7.500%, 1.000% Floor[6][10]	3/3/2021	7,000,000	6,938,368	7,122,500	1.1%
				7,000,000	6,938,368	7,122,500	
Atrium Innovations, Inc.[11]	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loans LIBOR + 6.750%, 1.000% Floor[6]	8/13/2021	5,000,000	4,978,600	4,570,079	0.7%
				5,000,000	4,978,600	4,570,079	
Backcountry.com, LLC	Retail	Senior Secured First Lien Term Loans LIBOR + 7.250%,					

		1.000% Floor	6/30/2020	35,138,889	35,138,889	35,138,889	5.5%
				35,138,889	35,138,889	35,138,889	
Bennu Oil & Gas, LLC	Energy: Oil & Gas	Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.250% Floor, 2.500% PIK(6)	11/1/2018	5,507,122	5,503,163	4,479,849	0.7%
				5,507,122	5,503,163	4,479,849	
Birch Communications, Inc.	Telecommunications	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor(3)(4)	7/18/2020	14,572,917	14,323,940	14,037,200	2.2%
				14,572,917	14,323,940	14,037,200	
Black Angus Steakhouses LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans LIBOR + 9.000%, 1.000% Floor(4)(6)(7)	4/24/2020	20,407,366	20,407,366	20,407,366	3.2%
				20,407,366	20,407,366	20,407,366	
Brundage-Bone Concrete Pumping, Inc.	Construction & Building	Senior Secured First Lien Notes 10.375%(9)	9/1/2021	7,500,000	7,633,326	7,792,741	1.2%
				7,500,000	7,633,326	7,792,741	
Capstone Nutrition	Healthcare & Pharmaceuticals	Common Stock(4)(5)		—	300,000	446,946	0.1%
		Senior Secured First Lien Term Loans LIBOR + 9.500%, 1.000% Floor, 1.000% PIK(3)(4)	4/28/2019	15,025,427	15,025,427	15,125,549	2.4%
				15,025,427	15,325,427	15,572,495	
Charming Charlie, Inc.	Retail	Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor(6)	12/24/2019	8,900,177	8,917,211	8,855,677	1.4%
				8,900,177	8,917,211	8,855,677	

Company[1]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[2]
Atrium Innovations, Inc.[12]	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loans LIBOR + 6.750%, 1.000% Floor[9]	8/13/2021	$ 5,000,000	$ 4,979,955	$ 4,256,250	0.6%
				5,000,000	4,979,955	4,256,250	
Aviation Technical Services, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.000% Floor[3][4]	3/31/2022	22,500,000	22,500,000	22,500,000	3.3%
				22,500,000	22,500,000	22,500,000	
Backcountry.com, LLC	Retail	Senior Secured First Lien Term Loans LIBOR + 7.250%, 1.000% Floor[3][4]	6/30/2020	35,029,079	35,029,079	34,971,465	5.2%
				35,029,079	35,029,079	34,971,465	
Bennu Oil & Gas, LLC	Energy: Oil & Gas	Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.250% Floor, 2.500% PIK [9]	11/1/2018	5,574,581	5,571,210	1,700,247	0.3%
				5,574,581	5,571,210	1,700,247	
Birch Communications, Inc.	Telecommunications	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor[4][9]	7/18/2020	14,531,250	14,306,446	14,089,203	2.1%
				14,531,250	14,306,446	14,089,203	
Black Angus Steakhouses LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans LIBOR + 9.000%, 1.000% Floor[3][4][8]	4/24/2020	21,043,527	21,043,527	20,959,730	3.1%
				21,043,527	21,043,527	20,959,730	
Brundage-Bone Concrete Pumping, Inc.	Construction & Building	Senior Secured First Lien Notes 10.375% [7]	9/1/2021	7,500,000	7,625,073	7,428,542	1.1%
				7,500,000	7,625,073	7,428,542	
Capstone Nutrition	Healthcare & Pharmaceuticals	Common Stock[4][6]		~~288~~ —	300,000	—	0.0%
		Common Stock, Class B[4][6]		~~3,498~~ —	9	9	0.0%
		Common Stock, Class C[4][6]		~~7,068~~ —	—	—	0.0%
		Senior Secured First Lien Term Loans ~~LIBOR + 11.500%, 1.000% Floor, 1.000~~LIBOR + 12.500%, 1.000% Floor, ~~PIK%~~ PIK[4][9]	4/28/2019	18,702,625	18,702,625	13,839,943	2.1%
				1~~8,713,479~~8,702,625	~~19,002,634~~1~~8,713,479~~8,702,625	13,839,952	
Charming Charlie, Inc.	Retail	Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor[9]	12/24/2019	8,855,113	8,870,568	8,323,648	1.2%
				8,855,113	8,870,568	8,323,648	
Collective Brands Finance, Inc.[10]	Retail	Senior Secured Second Lien Term Loans LIBOR + 7.500%, 1.000% Floor[9]	3/11/2022	6,000,000	6,016,708	2,517,288	0.4%
				6,000,000	6,016,708	2,517,288	
ContMid Intermediate, Inc.	Automotive	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor[3][4]	10/25/2019	27,908,193	27,908,193	27,648,200	4.1%
				27,908,193	27,908,193	27,648,200	

Company[(1)]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[(2)]
ConvergeOne Holdings Corp.	Telecommunications	Senior Secured Second Lien Term Loans LIBOR + 8.000%, 1.000% Floor[(3)(4)]	6/17/2021	$ 12,500,000	$12,395,454	$12,109,427	1.8%
				12,500,000	12,395,454	12,109,427	
Cornerstone Chemical Company	Chemicals, Plastics & Rubber	Senior Secured First Lien Notes 9.375%[(7)(11)]	3/15/2018	2,500,000	2,562,636	2,253,125	0.3%
				2,500,000	2,562,636	2,253,125	
CP OpCo, LLC	Services: Consumer	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor[(4)(9)]	9/30/2020	3,000,000	3,000,000	3,000,000	0.4%
				3,000,000	3,000,000	3,000,000	
CRGT, Inc.	High Tech Industries	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor[(4)(9)]	12/19/2020	4,813,291	4,813,291	4,791,015	0.7%
				4,813,291	4,813,291	4,791,015	
DHISCO Electronic Distribution, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans LIBOR + 9.000% PIK, 1.500% Floor[(3)(4)]	2/10/2018	4,030,023	4,030,023	4,022,550	0.6%
		Senior Secured First Lien Term Loans LIBOR + 9.000%, 1.500% Floor[(3)(4)(8)]	11/10/2019	19,523,810	19,523,810	19,569,138	2.9%
		Warrants to purchase 4.2% of the outstanding equity[(4) 6)]	2/10/2018	~~769,231~~ —	769,231	1,640,082	0.2%
				~~24,323,064~~19,523,810	24,323,064	25,231,770	
Drew Marine Partners, LP	Transportation: Cargo	Senior Secured Second Lien Term Loans LIBOR + 7.000%, 1.000% Floor[(9)]	5/19/2021	10,000,000	10,066,712	9,539,857	1.4%
				10,000,000	10,066,712	9,539,857	
Dynamic Energy Services International LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor[(4)(13)]	3/6/2018	9,125,000	9,125,000	8,841,760	1.3%
				9,125,000	9,125,000	8,841,760	
EarthLink, Inc.[(12)]	Telecommunications	Senior Secured First Lien Notes 7.375%[(7)(11)]	6/1/2020	2,450,000	2,440,823	2,495,937	0.4%
				2,450,000	2,440,823	2,495,937	
First Boston Construction Holdings, LLC	Banking, Finance, Insurance & Real Estate	Preferred Equity[(4)(6)(7)]		~~878,907~~ —	878,907	878,907	0.1%
		Senior Secured First Lien Notes 12.000%[(4)(7)(8)]	12/31/2020	3,515,625	3,515,625	3,515,629	0.5%
				~~4,~~3~~94,532~~,515,625	4,394,532	4,394,536	
FKI Security Group LLC	Capital Equipment	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor[(3)(4)]	3/30/2020	14,812,500	14,812,500	14,479,785	2.1%
				14,812,500	14,812,500	14,479,785	
Frontier Communications Corp.[(12)]	Telecommunications	Senior Secured First Lien Notes 10.250%[(7)(11)]	9/15/2022	2,000,000	2,000,000	1,992,500	0.3%
				2,000,000	2,000,000	1,992,500	

Company[(1)]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[(2)]
Gastar Exploration USA, Inc.	Energy: Oil & Gas	Senior Secured First Lien Notes 8.625% [(7)(11)]	5/15/2018	$ 5,400,000	$ 5,409,861	$ 2,828,250	0.4%
				5,400,000	5,409,861	2,828,250	
Genex Holdings, Inc.[(10)]	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor[(9)]	5/30/2022	9,500,000	9,528,566	9,269,729	1.4%
				9,500,000	9,528,566	9,269,729	
GK Holdings, Inc.	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 9.500%, 1.000% Floor[(3)]	1/20/2022	10,000,000	10,000,000	9,505,351	1.4%
				10,000,000	10,000,000	9,505,351	
Green Field Energy Services, Inc.	Energy: Oil & Gas	Senior Secured First Lien Notes 13.000% [(4)(5)(7)]	11/15/2016	766,616	754,768	157,156	0.0%
		Warrants/Equity[(4)(6)]		~~709~~ —	29,000	—	0.0%
				7~~67,325~~66,616	783,768	157,156	
GTCR Valor Companies, Inc.	High Tech Industries	Senior Secured First Lien Term Loans LIBOR + 5.000%, 1.000% Floor[(9)]	5/30/2021	2,913,869	2,889,196	2,893,847	0.4%
		Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.000% Floor[(9)]	11/30/2021	4,000,000	3,965,863	3,876,807	0.6%
				6,913,869	6,855,059	6,770,654	
HBC Holdings, LLC	Wholesale	Senior Secured First Lien Term Loans LIBOR + 5.750%, 1.000% Floor[(4)(9)]	3/30/2020	14,812,500	14,812,500	14,025,813	2.1%
				14,812,500	14,812,500	14,025,813	
Heligear Acquisition Co.	Aerospace & Defense	Senior Secured First Lien Notes 10.250% [(4)(7)]	10/15/2019	15,000,000	15,000,000	15,209,164	2.3%
				15,000,000	15,000,000	15,209,164	
Hill International, Inc. [(12)]	Construction & Building	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor[(4)(9)]	9/26/2020	16,787,500	16,787,500	16,524,481	2.5%
				16,787,500	16,787,500	16,524,481	
Holland Acquisition Corp.	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 9.000%, 1.000% Floor[(9)]	5/29/2018	4,550,691	4,497,331	3,952,221	0.6%
				4,550,691	4,497,331	3,952,221	
Ignite Restaurant Group, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans LIBOR + 7.000%, 1.000% Floor[(9)]	2/13/2019	9,310,973	9,204,898	9,192,804	1.4%
				9,310,973	9,204,898	9,192,804	
IHS Intermediate, Inc.	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor[(9)]	7/20/2022	25,000,000	25,000,000	25,000,000	3.7%
				25,000,000	25,000,000	25,000,000	
Interface Security Systems, Inc.	Services: Consumer	Senior Secured First Lien Notes 9.250% [(7)(11)]	1/15/2018	3,417,000	3,449,657	3,348,660	0.5%
				3,417,000	3,449,657	3,348,660	

Company[1]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[2]
Invision Diversified, LLC	Services: Business	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor[3][4]	6/30/2020	$24,875,000	$24,875,000	$24,658,836	3.7%
				24,875,000	24,875,000	24,658,836	
IPS Corporation	Wholesale	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor[14]	2/5/2021	9,875,139	9,875,139	9,527,050	1.4%
				9,875,139	9,875,139	9,527,050	
IronGate Energy Services, LLC	Energy: Oil & Gas	Senior Secured First Lien Notes 11.000% [7]	7/1/2018	3,000,000	2,968,199	1,639,824	0.2%
				3,000,000	2,968,199	1,639,824	
Isola USA Corp.[10]	High Tech Industries	Senior Secured First Lien Term Loans LIBOR + 8.250%, 1.000% Floor[9]	11/29/2018	5,723,899	5,815,211	5,046,729	0.7%
				5,723,899	5,815,211	5,046,729	
JAC Holding Corp.	Automotive	Senior Secured First Lien Notes 11.500% [4][7]	10/1/2019	12,000,000	12,000,000	12,182,259	1.8%
				12,000,000	12,000,000	12,182,259	
Jordan Reses Supply Company, LLC	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loans LIBOR + 11.000%, 1.000% Floor[3][4]	4/24/2020	5,000,000	5,000,000	4,996,309	0.7%
				5,000,000	5,000,000	4,996,309	
Liquidnet Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor[9]	5/22/2019	6,475,000	6,404,231	6,266,994	0.9%
				6,475,000	6,404,231	6,266,994	
Livingston International, Inc.[10][12]	Transportation: Cargo	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.250% Floor[9]	4/18/2020	2,658,504	2,654,864	2,453,765	0.4%
				2,658,504	2,654,864	2,453,765	
LTCG Holdings Corp.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans LIBOR + 5.000%, 1.000% Floor[9]	6/6/2020	2,838,571	2,827,577	2,635,361	0.4%
				2,838,571	2,827,577	2,635,361	
Miller Heiman, Inc.	Services: Business	Senior Secured First Lien Term Loans LIBOR + 5.750%, 1.000% Floor[9]	9/30/2019	24,062,500	24,062,500	22,595,225	3.4%
				24,062,500	24,062,500	22,595,225	
Nathan's Famous, Inc.	Beverage & Food	Senior Secured First Lien Notes 10.000%	3/15/2020	7,000,000	7,000,000	7,344,926	1.1%
				7,000,000	7,000,000	7,344,926	
Nation Safe Drivers Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 8.000%, 2.000% Floor[4][9]	9/29/2020	20,676,479	20,676,479	20,357,441	3.0%
				20,676,479	20,676,479	20,357,441	
New Media Holdings II, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor[9]	6/4/2020	18,228,044	18,210,156	17,977,409	2.7%
				18,228,044	18,210,156	17,977,409	

92

Company[(1)]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[(2)]
Newpage Corp.	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans LIBOR + 8.250%, 1.250% Floor[(5)(9)]	2/11/2021	$ 9,750,000	$ 9,648,176	$ 3,503,868	0.5%
				9,750,000	9,648,176	3,503,868	
Northern Lights MIDCO, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans LIBOR + 9.500%, 1.500% Floor[(3)(4)]	11/21/2019	4,523,750	4,523,750	4,588,252	0.7%
				4,523,750	4,523,750	4,588,252	
Novetta Solutions LLC	High Tech Industries	Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.000% Floor[(3)(7)]	10/15/2023	11,000,000	10,892,695	10,890,000	1.6%
				11,000,000	10,892,695	10,890,000	
Omnitracs, Inc.	High Tech Industries	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor[(9)]	5/25/2021	7,000,000	7,012,936	6,710,175	1.0%
				7,000,000	7,012,936	6,710,175	
Oxford Mining Company, LLC	Metals & Mining	Senior Secured First Lien Term Loans LIBOR + 8.500%, 0.750% Floor, 3.000% PIK[(4)(9)]	12/31/2018	20,288,028	20,288,028	19,383,182	2.9%
				20,288,028	20,288,028	19,383,182	
Physiotherapy Corporation	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 4.750%, 1.000% Floor[(9)]	6/4/2021	7,481,250	7,481,250	7,471,986	1.1%
				7,481,250	7,481,250	7,471,986	
Reddy Ice Corporation	Beverage & Food	Senior Secured Second Lien Term Loans LIBOR + 9.500%, 1.250% Floor[(4)(9)]	11/1/2019	2,000,000	2,000,000	1,548,874	0.2%
				2,000,000	2,000,000	1,548,874	
Research Now Group, Inc.	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 8.750%, 1.000% Floor[(9)]	3/18/2022	15,000,000	15,000,000	14,283,218	2.1%
				15,000,000	15,000,000	14,283,218	
Response Team Holdings, LLC	Construction & Building	Preferred Equity 12% PIK[(4)]	3/28/2019	3,435,865	3,173,440	3,267,264	0.5%
		Senior Secured First Lien Term Loans LIBOR + 8.500%, 2.000% Floor, 1.000% PIK[(3)(4)]	3/28/2019	16,161,908	16,161,908	16,298,673	2.4%
		Warrants to purchase 3.70% of the outstanding common units[(4)(6)]		~~257,407~~ —	257,407	895,051	0.1%
				1~~9,855,180~~9,597,773	19,592,755	20,460,988	
School Specialty, Inc.	Wholesale	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor[(3)]	6/11/2019	10,087,334	10,035,592	9,943,063	1.5%
				10,087,334	10,035,592	9,943,063	
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor[(3)(4)(8)]	7/31/2020	24,687,500	24,687,500	24,687,499	3.7%
				24,687,500	24,687,500	24,687,499	

Company[1]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[2]
Sizzling Platter, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans LIBOR + 7.500%, 1.000% Floor[9]	4/28/2020	$15,000,000	$15,000,000	$14,865,921	2.2%
				15,000,000	15,000,000	14,865,921	
Software Paradigms International Group, LLC	High Tech Industries	Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor[4][8][9]	5/22/2020	32,098,298	32,098,298	32,044,613	4.8%
				32,098,298	32,098,298	32,044,613	
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term Loans LIBOR + 6.000%, 1.000% Floor[3][4]	3/16/2020	2,677,738	2,677,738	2,635,463	0.4%
				2,677,738	2,677,738	2,635,463	
Survey Sampling International, LLC	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor[9]	12/16/2021	24,000,000	24,000,000	22,978,470	3.4%
				24,000,000	24,000,000	22,978,470	
Techniplas LLC	Automotive	Senior Secured First Lien Notes 10.000%[7][11]	5/1/2020	6,000,000	6,000,000	4,290,000	0.6%
				6,000,000	6,000,000	4,290,000	
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor[3]	5/22/2021	9,875,000	9,829,704	9,865,262	1.5%
				9,875,000	9,829,704	9,865,262	
TouchTunes Interactive Networks, Inc.	Media: Diversified & Production	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor[9]	5/29/2022	7,500,000	7,500,000	7,222,625	1.1%
				7,500,000	7,500,000	7,222,625	
TravelCLICK, Inc.[10]	Hotel, Gaming & Leisure	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor[9]	11/6/2021	6,000,000	5,924,246	5,663,438	0.8%
				6,000,000	5,924,246	5,663,438	
True Religion Apparel, Inc.	Retail	Senior Secured Second Lien Term Loans LIBOR + 10.000%, 1.000% Floor[13]	1/30/2020	4,000,000	3,875,200	144,856	0.0%
				4,000,000	3,875,200	144,856	
U.S. Auto Sales Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 10.500%, 1.000% Floor[3][4]	6/8/2020	5,500,000	5,500,000	5,402,354	0.8%
				5,500,000	5,500,000	5,402,354	
U.S. Well Services, LLC	Energy: Oil & Gas	Equity/Warrants[6]	2/21/2019	1,731 —	173	—	0.0%
				1,731 —	173	—	
Valence Surface Technologies, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loans LIBOR + 5.500%, 1.000% Floor[9]	6/13/2019	4,682,801	4,658,352	4,516,541	0.7%
				4,682,801	4,658,352	4,516,541	
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured Second Lien Term Loans LIBOR + 7.250%, 1.000% Floor[4][9]	5/14/2022	20,625,000	18,245,261	14,441,745	2.1%
				20,625,000	18,245,261	14,441,745	

Company[1]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[2]
Vestcom International, Inc.	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor[13]	9/30/2022	$ 5,000,000	$ 5,000,000	$ 4,947,615	0.7%
				5,000,000	5,000,000	4,947,615	
Watermill-QMC Midco, Inc.	Automotive	Equity[4][6]		~~514,195~~	514,195	661,630	0.1%
		Senior Secured First Lien Term Loans 12.000%, 1.000% PIK[4]	6/30/2020	26,657,799	26,657,799	26,683,851	4.0%
				2~~7,171,994~~6,657,799	27,171,994	27,345,481	
YP LLC[10]	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.250% Floor[9]	6/4/2018	3,130,435	3,153,210	3,091,531	0.5%
				3,130,435	3,153,210	3,091,531	
Z Gallerie, LLC	Retail	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor[13]	10/8/2020	4,730,307	4,684,722	4,688,655	0.7%
				4,730,307	4,684,722	4,688,655	
Total non-controlled/non-affiliated investments					$911,640,087	$ 859,500,211	127.5%
Controlled/affiliated investments[15] – 7.1%[1][2]							
Nomida LLC	Construction & Building	Equity[6][7]		~~54,000~~	5,400,000	5,400,000	0.8%
		Senior Secured First Lien Term Loans 10.000%[7]	12/1/2020	8,100,000	8,100,000	8,100,042	1.2%
				8,~~154,000~~100,000	13,500,000	13,500,042	
Sierra Senior Loan Strategy JV I LLC	Multi-Sector Holdings	Equity/Other		34,272,500	34,272,500	34,362,191	5.1%
				34,272,500	34,272,500	34,362,191	
Total controlled/affiliated investments					$ 47,772,500	$ 47,862,233	7.1%
Money market fund – 2.3%							
Federated Prime Obligations Fund		Money Market 0.01%		$ 15,456,069	$ 15,456,069	$ 15,456,069	2.3%
Total money market fund					$ 15,456,069	$ 15,456,069	2.3%

Derivative Instrument - Long Exposure			Notional Amount	Unrealized Appreciation (Depreciation)
Total return swap with Citibank, N.A. (Note 5)		Total Return Swap	$206,455,990	$ (27,365,819)
			$206,455,990	$ (27,365,819)

[1] All of the Company's investments are domiciled in the United States except for Atrium Innovations, Inc. and Livingston International, Inc. which are domiciled in Canada.
[2] Percentage is based on net assets of $674,124,099 as of December 31, 2015.
[3] The interest rate on these loans is subject to a base rate plus 1 Month ("1M") LIBOR, which at December 31, 2015 was 0.43%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.
[4] An affiliated fund that is managed by an affiliate of SIC Advisors LLC also holds an investment in this security.
[5] The investment was on non-accrual status as of December 31, 2015.
[6] Security is non-income producing.
[7] Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $99,951,135 and 14.8% of net assets as of December 31, 2015 and are considered restricted.
[8] The investment has an unfunded commitment as of December 31, 2015. For further details see Note 11. Fair value includes an analysis of the unfunded commitment.

(9) The interest rate on these loans is subject to a base rate plus 3 Month ("3M") LIBOR, which at December 31, 2015 was 0.61%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base plus the LIBOR floor.

(10) Security is also held in the underlying portfolio of the total return swap with Citibank, N.A. (see Note 5). The Company's total exposure to American Beacon Advisors, Inc., Asurion Corp., Collective Brands Finance, Inc., Genex Holdings, Inc., Isola USA Corp., Livingston International, Inc., TravelCLICK, Inc., and YP LLC is $6,930,495 or 1.0%, $10,824,121 or 1.6%, $8,405,126 or 1.2%, $12,227,341 or 1.8%, $8,814,354 or 1.3%, $4,423,208 or 0.7%, $15,382,512 or 2.3%, $6,245,444 or 0.9%, respectively, of Net Assets as of December 31, 2015.

(11) Represents securities in Level 2 in the ASC 820 table (see Note 4).

(12) The investment is not a qualifying asset under Section 55 of the 1940 Act. Non-qualifying assets represent 4.1% of the Company's portfolio at fair value.

(13) The interest rate on these loans is subject to a base rate plus 6 Month ("6M") LIBOR, which at December 31, 2015 was 0.85%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 6M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(14) The interest rate on these loans is subject to a base rate plus 2 Month ("2M") LIBOR, which at December 31, 2015 was 0.51%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 2M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(15) Control Investments are defined by the 1940 Act as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

1M   1 Month
2M   2 Month
3M   3 Month
6M   6 Month

As of December 31, 2015, the weighted average yield based upon original cost on our portfolio investments, including the yield on the equity component of the TRS, was approximately 9.7%. With respect to our directly held investments, and without regard to any position through our TRS, 12.9% of our income-bearing investment portfolio bore interest based on fixed rates, and 87.1% bore interest at floating rates, such as LIBOR or the Alternate Base Rate ("ABR"). The weighted average yield on income producing investments is computed based upon a combination of the cash flows to date and the contractual interest payments, principal amortization and fee notes due at maturity without giving effect to closing fees received, base management fees, incentive fees or general fund related expenses. Each floating rate loan uses LIBOR or ABR as its floating rate index. For each floating rate loan, the projected fixed-rate equivalent coupon rate used to forecast the interest cash flows was calculated by adding the interest rate spread specified in the relevant loan document to the fixed-rate equivalent LIBOR or ABR rate, duration-matched to the specific loan, adjusted by the LIBOR or ABR floor and/or cap in place on that loan.

(3). The interest rate on these loans is subject to a base rate plus 1M LIBOR, which at June 30, 2015 was 0.19%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1M LIBOR rate at June 30, 2015, the prevailing rate in effect at June 30, 2015 was the base rate plus the LIBOR floor.

(4). An affiliated fund that is managed by an affiliate of SIC Advisors LLC also holds an investment in this security.

(5). Security is non-income producing.

(6). The interest rate on these loans is subject to a base rate plus 3M LIBOR, which at June 30, 2015 was 0.28%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3M LIBOR rate at June 30, 2015, the prevailing rate in effect at June 30, 2015 was the base rate plus the LIBOR floor.

(7). The investment has an unfunded commitment as of June 30, 2015. For further details see Note 11. Fair value includes an analysis of the unfunded commitment.

(8). Security is also held in the underlying portfolio of the total return swap with Citibank, N.A. (see Note 5). The Company's total exposure to American Beacon Advisors, Inc., Asurion Corp., Collective Brands Finance, Inc., Flexera Software, LLC, Genex Holdings, Inc., Isola USA Corp., Livingston International, Inc., TravelCLICK, Inc., and YP LLC is $6,946,801 or 1.1%, $16,942,773 or 2.6%, $11,317,725 or 1.8%, $7,118,881 or 1.1%, $11,291,602 or 1.8%, $9,631,271 or 1.5%, $4,524,701 or 0.7%, $20,727,206 or 3.2%, $8,120,560 or 1.3%, respectively, of Net Assets as of June 30, 2015.

(9). Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $59,980,256 and 9.4% of net assets as of June 30, 2015 and are considered restricted.

(10). Represents securities in Level 2 in the ASC 820 table (see Note 4).

(11). The investment is not a qualifying asset under Section 55 of the Investment Company Act of 1940, as amended. Non-qualifying assets represent 5.0% of the Company's portfolio at fair value.

(12). The investment was on non-accrual status as of June 30, 2015.

(13). The interest rate on these loans is subject to a base rate plus 6M LIBOR, which at June 30, 2015 was 0.44%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 6M LIBOR rate at June 30, 2015, the prevailing rate in effect at June 30, 2015 was the base rate plus the LIBOR floor.

1M   1 Month
3M   3 Month
6M   6 Month

Overview of Portfolio Companies [TBU]

Set forth below is a brief description of the business of our portfolio companies as of ~~June 30, 2015~~[   ]December 31, 2015.

Portfolio Company	Brief Description of Portfolio Company
AAR Intermediate Holdings, LLC	AAR Intermediate Holdings, LLC ("AAR") provides field support services to oil and gas independent producers, drilling companies and midstream companies in the Denver-Julesburg Basin, with headquarters in the heart of the Wattenberg play in Greeley, CO. AAR builds, repairs, modifies and maintains oil and gas production equipment, sites, well and pipelines.
Access Media Holding LLC	Access Media Holding LLC ("AMH"), headquartered in Oak Brook, IL, is a triple-play provider of digital satellite television, high speed internet and voice services to the residential multi-dwelling unit ("MDU") market in the United States and is one of the largest private cable operators in the country. AMH provides services to residential MDUs in 20 different markets across the United States via single-play, double-play and triple-play service options.
Advanced Diagnostic Holdings LLC	Advanced Diagnostic Holdings LLC ~~("ADG")~~, founded in 2003 and headquartered in Tampa, Florida, is a provider of specialty neuro and musculoskeletal diagnostic imaging services to physicians and chiropractors.

Portfolio Company	Brief Description of Portfolio Company
AESC Holding Corp, Inc.	AESC Holding Corp, Inc. ("Allen Edmonds") founded in 1922 and headquartered in Port Washington, WI, manufactures men's footwear, apparel and accessories that are distributed throughout the United States and internationally.
Alpha Media LLC	Alpha Media LLC, headquartered in Portland, OR, is a radio broadcast media company that owns 135 radio stations in 28 markets across the United States.
American Beacon Advisors, Inc.	American Beacon Advisors, Inc. is an asset management firm based in Irving, TX that provides institutional-quality equity, fixed income, alternative, and cash solutions to retail and institutional clients. American Beacon's distribution expertise spans both retail and institutional segments with particular strengths in the 401(k) and registered investment adviser channels.
Anaren, Inc.	Anaren, Inc, founded in 1967 and headquartered in East Syracuse, NY, is a leading provider of highly integrated microwave components, assemblies and subsystems for the aerospace, satellite, defense, wireless infrastructure, medical and industrial electronics end markets worldwide. Anaren engages in the design, development and manufacture of highly integrated components, assemblies and subsystems.
Aperture Group, LLC	Aperture Group, LLC is the merger of OptionsHouse and TradeMonster, two of the top-ranked options platforms that create the 5th largest retail options broker. The online trading platform routes customer orders to market makers and exchanges but does not hold customers' trades on its balance sheet or faces market risk.
Associated Asphalt Partners, LLC	Associated Asphalt Partners, LLC, founded in 1948 and located in Roanoke, VA, is an asphalt reseller. Associated Asphalt stores, blends, transports, and sells a diverse mix of performance grade asphalt.
Asurion Corp.	Asurion, Corp., headquartered in Nashville, TN, is a provider of technology protection services to the wireless, retail, and home service provider industries.
Atrium Innovations, Inc.	Atrium Innovations, Inc., founded in 1999 and headquartered in Quebec, Canada, is a globally recognized leader in the development, manufacturing, and commercialization of vitamins, minerals and supplements. Atrium sells these products under several major brands with leading market positions, primarily marketed to healthcare practitioners and health food stores in North America and Europe.
Aviation Technical Services, Inc.	Aviation Technical Services, Inc., founded in 1970 and headquartered in Everett, WA, is a provider of commercial aerospace aftermarket services to the North American maintenance, repair and overhaul market.

97

Portfolio Company	Brief Description of Portfolio Company
Backcountry.com, LLC	Backcountry.com, LLC, founded in 1996 in Park City, UT, is the premier online specialty retailer for outdoor adventure, cycling, motorcycle and action sports gear and clothing.
Bennu Oil & Gas, LLC	Bennu Oil & Gas, LLC is a privately-held exploration and production company engaged in the production, development, acquisition and exploitation of crude oil and natural gas assets in the Gulf of Mexico.
Birch Communications, Inc.	Birch Communications, Inc, founded in 1996 and headquartered in Atlanta, GA, is a provider of IP-based voice and data communications, cloud and managed services to small and medium sized business as well as certain mid-market and enterprise customers across all 50 states.
Black Angus Steakhouses, LLC.	Black Angus Steakhouses, LLC, founded in 1964 and headquartered in Los Altos, CA, operates restaurants across six states including California, Arizona, Alaska, Hawaii, New Mexico and Washington.
Brundage-Bone Concrete Pumping, Inc.	Brundage-Bone Concrete Pumping, Inc., founded in 1983 and located in Denver, CO. is the largest concrete pumping services in the United States.
Capstone Nutrition	Capstone Nutrition ("Capstone",) is a pure-play developer and manufacturer in the nutrition industry, with facilities in Ogden, UT and Spring Hill, TN. Since 1992, Capstone has been developing, producing, and packaging capsule, tablet, and powder products for a variety of customers in the United States and internationally.
Charming Charlie, Inc.	Charming Charlie, Inc. is a destination retailer of fashion jewelry and accessories targeting women between the ages of 22 to 54. Charming Charlie is known for its fun, friendly, and fabulous brand which permeates its in-store and online experience. Charming Charlie offers a broad and constantly changing assortment of on-trend fashion and accessories including jewelry, shoes, handbags, and apparel at value prices under the Charming Charlie label.
Collective Brands Finance, Inc.	Collective Brands Finance, Inc. (dba Payless Inc.) is a footwear specialty retailer. Founded in 1956 and headquartered in Topeka, KS, Payless was founded on a strategy of selling low-cost, high-quality family footwear. In addition to footwear, Collective Brands also sells a broad array of accessories such as handbags, jewelry, bath-and-beauty products, and hosiery.
Contmid Intermediate, Inc.	ContMid Intermediate, Inc. is a leading manufacturer and distributor of highly engineered metal fasteners, cold formed parts, stampings and assemblies to the automotive and industrials markets.

98

Portfolio Company	Brief Description of Portfolio Company
ConvergeOne Holdings Corp.	ConvergeOne Holdings Corp. is a leading independent provider of innovative communications solutions and managed services to large and medium sized enterprises globally.
Cornerstone Chemical Company	Cornerstone Chemical Company ("Cornerstone") is a North American producer of critical intermediate and specialty chemicals including AN and melamine, which are marketed globally. Cornerstone is also a producer of sulfuric acid for the merchant market in the Gulf of Mexico region. Cornerstone is the sole producer of melamine in North America and one of only two AN merchant producers in North America.
CP Opco, LLC	CP Opco, LLC ("Classic Party"), founded in 1978 and headquartered in Inglewood, CA, is an event rental solutions provider in the United States. Classic Party offers its customers a complete solution, pairing a broad portfolio of event rental products and temporary structures with value-added event services.
CRGT, Inc.	CRGT Inc. ("CRGT") is a provider of custom software development, data analytics, and other high value technology services to federal government agencies. CRGT's service offerings are organized into three business units: Agile Software Development, Data Analytics and Business, Cybersecurity and Infrastructure Solutions. CRGT's services and solutions are provided to federal civilian agencies, the defense agencies, and the intelligence community.
DHISCO Electronic Distribution, Inc.	DHISCO Electronic Distribution, Inc. ("Pegasus") is a full service platform that assists lodging providers in the distribution of hotel information to end consumers through various distribution channels.
Drew Marine Partners, LP	Drew Marine Partners, LP, founded in 1928 and headquartered in Whippany, NJ, provides vessel performance products and fire, safety and rescue solutions products to maritime transportation vessels and offshore oil rigs.
Dynamic Energy Services International LLC	Dynamic Energy Services International LLC is a provider of full-service fabrication, construction and maintenance services to worldwide markets including oil and gas, industrial and petrochemical markets.
EarthLink, Inc.	Earthlink, Inc. is an ISP provider servicing individual and business subscribers. EarthLink's strategy is to offer bundled IT services to its large installed base of telecom customers. Those services include: cloud hosting, disaster recover, collocation, managed security, and secure email, all offered via EarthLink's nationwide MPLS network.

99

Portfolio Company	Brief Description of Portfolio Company
First Boston Construction Holdings, LLC	First Boston Capital Partners ("First Boston"), an affiliate of The Grossman Companies with offices in Quincy, MA and Southport, CT, extends private loans to builders, developers and real estate investors in the Northeast region of the United States. First Boston provides short-term bridge capital for acquisitions, ground-up construction or renovations secured by non-owner-occupied residential or commercial properties. First Boston Construction Holdings, LLC is a special purpose vehicle that purchases existing commercial real estate loans originated by First Boston.
FKI Security Group LLC	FKI Security Group LLC ("FireKing"), founded in 1951 and headquartered in New Albany, IN, is a global manufacturer and national service provider of security, safety and asset protection products used in a variety of industries, including the financial services, government, retail, education, and medical end-markets. FireKing's product portfolio includes fire-proof and impact-resistant file cabinets and safes, traditional and intelligent safes and digital video security systems.
Frontier Communications Corp	Frontier Communications Corp. ("Frontier") is a telephone company in the United States, mainly serving rural areas and smaller communities. Frontier offers wireline voice, data and video services to residential and business customers.
Gastar Exploration USA, Inc.	Gastar Exploration USA, Inc., ("Gastar") founded in 1987 and based in Houston, TX, is an independent oil and gas exploration and production company.
Genex Holdings, Inc.	Genex Holdings, Inc. ("Genex") is a national provider of case management solutions to the workers' compensation industry. Genex offers return-to-work solutions to actively mitigate the steadily increasing cost of medical care associated with claims and helps in minimizing the lost productivity and other inefficiencies created by employees that miss work due to a workers' compensation claim.
GK Holdings, Inc.	GK Holdings, Inc. is a worldwide provider of IT and business skills learning solutions participating in the global corporate training market.
Green Field Energy Services, Inc.	Green Field Energy Services, Inc., formed in 1969, is an independent oilfield services company. The Company's Plan of Reorganization was confirmed in 2014.
GTCR Valor Companies, Inc.	GTCR Valor Companies, Inc. ("GTCR") is a global provider of integrated PR software suites and a vendor of PR software services in the Americas. GTCR is a player in the media analysis, media monitoring and contact management market.

100

Portfolio Company	Brief Description of Portfolio Company
HBC Holdings, LLC	HBC Holdings, LLC, founded in 1971 and based in Cranbury, NJ, is a omnichannel, value-added distributor of a broad assortment of hardware, plumbing and housewares products serving retail formats; from local hardware stores and industrial suppliers to national retailers. Based in Moody, AL, Jones Stephens Corp. distributes specialty plumbing products to industrial suppliers and national retailers, primarily based in South, Northeast, and Midwest. HBC Holdings together with Jones Stephens, is a national competitor in the value-added hardware distribution market.
Heligear Acqusition Co.	Heligear Acquisition Co. ("Northstar Aerospace")(dba Northstar Aerospace) is an independent manufacturer of flight-critical aerospace gears and power transmission systems for domestic and international military and commercial aircraft applications.
Hill International, Inc.	Hill International, Inc., ("Hill") headquartered in Marlton, NJ and established in 1976, is a construction management firm. Hill helps clients manage their construction projects and programs more effectively so that projects are finished on time, within budget and with minimal claims.
Holland Acquisition Corp.	Holland Acquisitions Corp. ("Holland"), founded in 1985, is a provider of land services to blue-chip clients throughout the United States. Holland is headquartered in Fort Worth, TX, with satellite offices in Houston, TX and Washington, PA. Holland offers a full-suite of land services in all three stages of the energy production cycle: upstream, midstream and downstream. Holland assists energy companies with the aspects of acquiring, selling and developing land and mineral rights.
Ignite Restaurant Group, Inc.	Ignite Restaurant Group, Inc. ("IRG"), headquartered in Houston, TX, operates and franchises over 350 restaurants throughout the U.S. and internationally. IRG offers a variety of chef-inspired food and beverages in a distinctive, casual, high-energy atmosphere.
IHS Intermediate, Inc.	IHS Intermediate, Inc. ("Interactive Health") is a provider of customized corporate health and wellness improvement services. Interactive Health provides a suite of comprehensive, end-to-end services designed to improve personal health, lowering healthcare costs for employers, increasing employee productivity, and reducing health related absences.
Interface Security Systems, Inc.	Interface Security Systems, Inc., ("ISS") founded in 1995 and based in St. Louis, MO, is a national provider of physical security and secured managed network services to primarily large, commercial multi-site customers. ISS also provides a comprehensive IP technology-enabled managed security solution.

Portfolio Company	Brief Description of Portfolio Company
Invision Diversified, LLC	Invision Diversified Holdings ("Invision") is the parent company of five low volatility, high recurring revenue and strong free cash flow-generating services businesses. Invision's services businesses provide largely nondiscretionary outsourced business services to a broad base of longstanding, high quality customers in over 20 different end markets.
IPS Corporation	IPS Corporation ("IPS"), based in Los Angeles, CA, manufactures, markets, distributes, and sells a broad range of solvent cements, adhesives and specialty plumbing products used by professional contractors in plumbing, irrigation and a variety of other applications, largely for residential, commercial, and industrial markets in the United States and internationally.
IronGate Energy Services, LLC	IronGate Energy Services, LLC ("IronGate") is an independent provider of rental and tubular services to oil and gas drilling operators in the United States and Mexico.
Isola USA Corp.	Isola USA Corp., founded in Germany in 1912, is a global material science company that designs, develops, and manufactures copper-clad laminate and prepreg used to fabricate advanced multilayer printed circuit boards.
JAC Holding Corp.	JAC Holding Corp. is a North American designer and manufacturer of roof rack systems for light vehicles (including cross utility vehicles, SUVs, sports vehicles, pick-up trucks and minivans) for automotive OEMs.
Jordan Reses Supply Company, LLC	Jordan Reses Supply Company, LLC ("JRS"), founded in 1985 and headquartered in Ann Arbor, MI, is a national distributor of respiratory equipment solely focused on serving the Veterans Affairs and federal government. JRS is a supplier of sleep disorder products. JRS focuses on CPAP and BiPAP devices as well as the associated masks for the treatment of Sleep Apnea.
Liquidnet Holdings, Inc.	Liquidnet Holdings, Inc. ("Liquidnet") operates a global institutional equities trading network that many asset managers trust to execute their block trades with maximum anonymity and minimal price impact. Founded in 2001, Liquidnet brings together institutional buyers and sellers of large blocks of equity securities, enabling them to trade with each other directly and anonymously on its electronic trading platform.
Livingston International, Inc.	Livingston International, Inc. ("Livingston") is a pure-play, non-asset-based customs broker. Livingston provides critical customs clearance and trade compliance capabilities. Livingston utilizes its proprietary transaction-processing platform to provide services at major points of entry into Canada and the United States.

102

Portfolio Company	Brief Description of Portfolio Company
LTCG Holdings Corp.	LTCG Holdings Corp. ("LTCG") provides business process outsourcing and assessment services for the long-term care insurance industry. LTCG offers end-to-end LTCI BPO services including: (i) application processing, underwriting and policy issuance; (ii) policy administration; (iii) claims processing and care management; (iv) assessments; and (v) professional services.
Miller Heiman, Inc.	Miller Heiman, Inc. provides global sales organizations with an objective source of industry knowledge and insight to help organizations overhaul their sales techniques re-energize their sales force and fine-tune their customer interactions.
Nathan's Famous, Inc.	Nathan's Famous, Inc. ("Nathan's"), founded in 1916 and subsequently filing for IPO in 1993, is a licensor, wholesaler and retailer of food products marketed under Nathan's Famous brand in the U.S. and internationally.
Nation Safe Drivers Holdings, Inc.	Nation Safe Drivers Holdings, Inc. is a leading provider of towing and roadside assistance services as well as supplemental insurance related products.
New Media Holdings II, LLC	New Media Holdings II, LLC ("New Media") is a publisher of locally-based print and online media in the United States. New Media generates three types of revenue: (i) advertising, including traditional print and digital; (ii) circulation, including home delivery subscription, single copy sales and digital subscriptions; and (iii) other revenue, including commercial printing and digital marketing services.
Newpage Corp.	Newpage Corp., headquartered in Miamisburg, OH, is a coated paper producer. Coated paper is primarily used in media and marketing applications including catalogs, magazines, and commercial printing applications, such as high-end advertising brochures, annual reports, and direct mail advertising. ~~Newpage customers include leading publishers, commercial printers, specialty retail merchandisers, and paper merchants.~~
Nomida LLC	Nomida, LLC ~~("Nomida")~~ is a fully entitled, 40,800 sq. ft. for-sale multifamily development located in Chicago, IL. The site is centrally located in the Wicker Park neighborhood and will consist of 24 loft-style condominiums approximately 1,700 sq. ft. in size, with parking available for all residents.
Northern Lights MIDCO, LLC	Northern Lights MIDCO, LLC ~~("Northern Lights")~~ is a US-based private equity firm with investments in boutique asset managers.
Novetta Solutions, LLC	Novetta Solutions, LLC, headquartered in McLean, VA, is an advanced analytics company focused on technology-intensive national security solutions, providing services to government and commercial organizations.
Omnitracs, Inc.	Omnitracs, Inc. is a provider of satellite and terrestrial-based connectivity and location solutions to transportation and logistics companies.

Portfolio Company	Brief Description of Portfolio Company
Oxford Mining Company, LLC	Oxford Mining Company, LLC ("Oxford"), headquartered in Columbus, OH, is a producer of high-value thermal coal and surface-mined coal. Oxford sells its coal primarily to large electric utilities under long-term supply contracts.
Physiotherapy Corporation	Physiotherapy Corporation ("Physiotherapy"), headquartered in Exton, PA, is a pure-play provider of outpatient rehabilitation services in the United States.
Reddy Ice Corporation	Reddy Ice Corporation, headquartered in Dallas, TX, is a producer and distributor of packaged ice in the United States.
Research Now Group, Inc.	Research Now Group, Inc. ("Research Now"), founded in 1999, collects data through online and mobile surveys utilizing proprietary consumer and business panels. Research Now recruits, qualifies and matches individual consumer or business professional panelists with specific demographic characteristics to provide targeted results for end customers' surveys.
Response Team Holdings, LLC	Response Team Holdings, LLC, founded in 2010 and headquartered in Raleigh, NC, provides mitigation, restoration, and ancillary services to single and multi-family prospects, healthcare organizations, schools, municipalities, and commercial businesses.
School Specialty, Inc.	School Specialty, Inc. ("School") provides proprietary and branded products that are supported by customized value-added service solutions.
Ship Supply Acquisition Corporation	Ship Supply of Florida Acquisition Corporation, founded in 1968 and headquartered in Miami, FL, is a logistics services business that provides products and maritime services for commercial and military marine vessels.
Sizzling Platter, LLC	Sizzling Platter, LLC, founded in 1963 and headquartered in Murray, UT, is a restaurant management company that operates Dunkin' Donuts, Little Caesars, Red Robin Gourmet Burgers, and Sizzler Family Steakhouse brands.
Software Paradigms International Group, LLC	Software Paradigms International Group, LLC ("SPI"), founded in 1994 and headquartered in Atlanta, GA, is a global IT services and software provider. SPI offers a full suite of IT services & solutions catered to meet the demands of large retailers including custom application development, system integrations, maintenance and support, merchandising, big data and analytics, and eCommerce solutions.
Southwest Dealer Services, Inc.	Southwest Dealer Services, Inc. ("SWDS"), founded in 1988, offers auto security products, vehicle service contracts, guaranteed auto protection, and other ancillary F&I products to automobile dealers primarily across the Southwestern and Midwestern portions of the United States. SWDS also sells its products through two nationally recognized brands; KARR Security Systems and Century Auto.

Portfolio Company	Brief Description of Portfolio Company
Survey Sampling International, LLC	Survey Sampling International, LLC ("SSI"), founded in 1977 and based in Shelton, CT, is a provider of global data collection services utilized by market research firms, consulting firms, corporate end-users, and public opinion firms to conduct survey research.
Techniplas LLC	Techniplas LLC, founded in 2010, is a global producer of highly engineered and technically complex plastic modules and subsystems for niche applications primarily in the global automotive industry.
The Garretson Resolution Group, Inc	The Garretson Resolution Group, Inc, founded in 1998 and based in Cincinnati, OH, is a provider of technology-enabled outsourced legal and compliance services.
TouchTunes Interactive Networks Inc.	TouchTunes Interactive Networks, Inc. is a digital jukebox company, serving bars and restaurants with a physical presence in over 60k locations in North America and over 11k locations internationally.
TravelCLICK, Inc.	TravelCLICK, Inc., headquartered in New York, NY, is a provider of cloud-based reservation systems, SaaS-based business intelligence and digital media solutions..
True Religion Apparel, Inc.	True Religion Apparel, Inc. is a global, design-based jeans and sportswear brand, based in Vernon, CA. True Religion designs, manufactures, and markets its products, which includes its premium True Religion Brand Jeans. True Religion's product line is sold in branded retail and outlet stores, as well as department stores and boutiques in the US and abroad.
U.S. Auto Sales Inc.	U.S. Auto Sales, Inc., founded in 1992, sells and provides in-house financing of used vehicles to consumers underserved by traditional credit providers.
U.S. Well Services, LLC	US Well Services, LLC ("USWS") is a Houston, TX based oilfield service provider contracted to engage in pressure pumping and related services, including high-pressure hydraulic fracturing in unconventional oil and natural gas basins.
Valence Surface Technologies, Inc.	Valence Surface Technologies, Inc. is an independently owned aerospace and defense metal processing company with a focus on highly-complex flight critical parts servicing the commercial aerospace, defense, satellite and UAV markets.
Velocity Pooling Vehicle, LLC	Velocity Pooling Vehicle, LLC, a merger of Motorsport Aftermarket Group ("MAG") and Tucker Rocky ("TR") competes in the parts and accessories sub segment of the larger U.S. motorcycle market. MAG manufactures a group of highly recognizable brands serving product categories in the powersports aftermarket industry, including both on-road and off-road segments. TR is a distributor of proprietary and sourced brands to a variety of dealers and retailers.

Portfolio Company	Brief Description of Portfolio Company
Vestcom International, Inc.	Vestcom International, Inc. is a provider of outsourced shelf-edge information and media solutions to national grocery chains, convenience stores, and other big-box physical retailers.
Watermill-QMC Midco, Inc	Watermill-QMC Midco, Inc (dba "Quality Metalcraft, Inc."), founded in 1964 and headquartered in Livonia, MI, is a provider of complex assemblies for specialty automotive production, prototype and factory assist applications.
YP LLC	YP LLC ("YP") is a provider of local business print, online and mobile directory services. YP offers a value proposition to its customers, specifically in rural communities throughout the United States, by providing bundled packages of print publications and services in addition to its suite of digital products and services.
Z Gallerie, LLC	Z Gallerie, LLC is a lifestyle retailer offering a variety of home goods including furniture, artwork, lighting, tabletop items, textiles and decorative accessories.
Portfolio Company	Brief Description of Portfolio Company
AAR Intermediate Holdings, LLC	AAR Intermediate Holdings, LLC ("AAR") provides field support services to oil and gas independent producers, drilling companies and midstream companies in the Denver-Julesburg Basin, with headquarters in the heart of the Wattenberg play in Greeley, CO. AAR builds, repairs, modifies and maintains oil and gas production equipment, sites, well and pipelines.
AESC Holding Corp, Inc.	AESC Holding Corp, Inc. ("Allen Edmonds") founded in 1922 and headquartered in Port Washington, WI, manufactures men's footwear, apparel and accessories that are distributed throughout the United States and internationally.
ALG USA Holdings, Inc.	ALG USA Holdings, Inc. is a leading vertically-integrated travel company that provides all-inclusive vacation experiences to Mexico and the Caribbean. ALG is comprised of 3 businesses: (i) AMResorts, #1 AIC resort management company in the Mexico and Caribbean markets; (ii) Apple Vacations, the largest tour operator and packaged vacation provider to Mexico and the Caribbean, based on its own internal industry data; and (iii) Amstar, a destination management company that provides ground transportation and excursion services in Mexico, Jamaica and the Dominican Republic.
AM3 Pinnacle Corporation.	AM3 Pinnacle Corporation (D/B/A "Access Media 3, Inc."), headquartered in Oak Brook, IL, is a triple-play provider of digital satellite television, high speed internet and voice services to the residential multi-dwelling unit ("MDU") market in the United States and is one of the largest private cable operators in the country, based on its own internal industry data. Access Media 3, Inc. provides services to residential MDUs in 20 different markets across the United States via single-play, double-play and triple-play service options.
American Beacon Advisors, Inc.	American Beacon Advisors, Inc. is an asset management firm based in Irving, TX that provides institutional-quality equity, fixed income, alternative, and cash solutions to retail and institutional clients. American Beacon's distribution expertise spans both retail and institutional segments with particular strengths in the 401(k) and registered investment adviser channels.
American Pacific Corp.	American Pacific Corp. ("AMPAC") is a leading custom manufacturer of fine and specialty chemicals, serving the pharmaceutical and aerospace and defense industries. AMPAC, founded in 1955 and headquartered in Las Vegas, NV, operates in two primary business segments: (i) Fine Chemicals; and (ii) Specialty Chemicals. AMPAC's customers consist of major government sub-contractors.
Anaren, Inc.	Founded in 1967 and headquartered in East Syracuse, NY, Anaren, Inc. is a leading provider of highly integrated microwave components, assemblies and subsystems for the aerospace, satellite, defense, wireless infrastructure, medical and industrial

electronics end markets worldwide. Anaren engages in the design, development and manufacture of highly integrated components, assemblies and subsystems. Anaren is divided into 2 reportable segments: Space & Defense Group and Wireless Group.

Aperture Group, LLC

Aperture Group, LLC is the merger of OptionsHouse and TradeMonster, two of the top-ranked options platforms that create the 5th largest retail options broker, based on its own internal industry data. The online trading platform routes customer orders to market makers and exchanges but does not hold customers' trades on its balance sheet or faces market risk.

Ascensus, Inc.

Founded in 1980 and based in Dresher, PA, Ascensus, Inc. is the nation's largest independent provider of outsourced retirement plan and administration services, based on its own internal industry data. Ascensus operates through two main divisions: the Plan Services Group ("PSG") and the Retirement Products and Solutions Group ("RPS"). PSG provides outsourced recordkeeping, actuarial, compliance, and administrative services and defined benefit plans in the U.S. RPS is a leading provider of outsourced IRA and HSA administration and compliance services to financial institution partners.

Associated Asphalt Partners, LLC

Associated Asphalt Partners, LLC is one of the largest independent asphalt resellers in the United States, based on its own internal industry data. Associated Asphalt stores, blends, transports, and sells a diverse mix of performance grade asphalt. Associated Asphalt's facilities service the Mid-Atlantic and Southeastern states within the PADD I region of the U.S., which is the most densely populated PADD region and a net importer of asphalt.

Asurion Corp.

Asurion, Corp., headquartered in Nashville, TN, is the world's leading provider of technology protection services to the wireless, retail, and home service provider industries. Asurion serves over 100 million wireless subscribers and administers over 175 million extended service contracts in North America, based on its own internal industry data, Asia and Europe, making it the largest consumer technology protection company in the world.

Atrium Innovations, Inc.

Atrium Innovations, Inc., founded in 1999 and headquartered in Quebec, Canada, is a globally recognized leader in the development, manufacturing, and commercialization of vitamins, minerals and supplements. Atrium sells these products under several major brands with leading market positions, primarily marketed to healthcare practitioners and health food stores in North America and Europe.

Bennu Oil & Gas, LLC

Bennu Oil & Gas, LLC is a privately-held exploration and production company engaged in the production, development, acquisition and exploitation of crude oil and natural gas assets in the Gulf of Mexico.

Birch Communications, Inc.

Founded in 1996 and headquartered in Atlanta, GA, Birch Communications, Inc. is a provider of IP-based voice and data communications, cloud and managed services to small and medium-sized business as well as certain mid-market and enterprise customers across all 50 states. Birch serves its customers through its 100% IP network and also services its off-net customers through strategic agreements with incumbent local exchange carrier and competitive local exchange carrier.

Brundage-Bone Concrete Pumping, Inc.

Brundage-Bone Concrete Pumping, Inc. was founded in 1983 in Denver, CO. Brundage-Bone grew organically and in 1995 became one of the largest concrete pumper in the U.S., based on its own internal industry data. Following a successful restructuring, Brundage-Bone now owns the largest fleet of concrete placement equipment in North America.

Capstone Nutrition

Capstone Nutrition is one of the largest pure-play developers and manufacturers in the nutrition industry, based on its own internal industry data, with facilities in Ogden, UT and Spring Hill, TN and the combined resources of Cornerstone Research and Development ("Cornerstone") and Integrity Nutraceuticals ("Integrity"). Since 1992, Capstone has been developing, producing, and packaging capsule, tablet, and powder products for a variety of customers in the United States and internationally.

Charming Charlie, Inc.	Charming Charlie, Inc. is a destination retailer of fashion jewelry and accessories targeting women between the ages of 22 to 54. Charming Charlie is known for its fun, friendly, and fabulous brand which permeates its in-store and online experience. Charming Charlie offers a broad and constantly changing assortment of on-trend fashion and accessories including jewelry, shoes, handbags, and apparel at value prices under the Charming Charlie label.
Collective Brands Finance, Inc.	Collective Brands Finance, Inc. (dba Payless Inc.) is one of the world's largest footwear specialty retailers, based on its own internal industry data and sells more shoes to women and children in the U.S. than any other retailer. Founded in 1956 and headquartered in Topeka, KS, Payless was founded on a strategy of selling low-cost, high-quality family footwear. In addition to footwear, Collective Brands also sells a broad array of accessories such as handbags, jewelry, bath-and-beauty products, and hosiery.
Contmid Intermediate, Inc.	ContMid Intermediate, Inc. is a leading manufacturer and distributor of highly engineered metal fasteners, cold formed parts, stampings and assemblies to the automotive and industrials markets.
ConvergeOne Holdings Corp.	ConvergeOne Holdings Corp. is a leading independent provider of innovative communications solutions and managed services to large and medium sized enterprises globally.
Cornerstone Chemical Company	Cornerstone Chemical Company is a market-leading, North American producer of critical intermediate and specialty chemicals including AN and melamine, which are marketed globally, and is a leading producer of sulfuric acid for the merchant market in the Gulf of Mexico region. Cornerstone is the sole producer of melamine in North America and one of only two AN merchant producers in North America.
CP Opco, LLC	CP Opco, LLC ("Classic Party"), founded in 1978 and headquartered in Inglewood, CA, is the #1 event rental solutions provider in the United States. Classic Party offers its customers a complete solution, pairing a broad portfolio of event rental products and temporary structures with value-added event services.
CRGT, Inc.	CRGT Inc. is a leading provider of custom software development, data analytics, and other high value technology services to federal government agencies. CRGT's service offerings are organized into three business units: Agile Software Development , Data Analytics and Business Solutions, and Cybersecurity and Infrastructure Solutions. CRGT's services and solutions are primarily provided to federal civilian agencies as well as the defense agencies, and the intelligence community.
Deltek, Inc.	Deltek, Inc. is the leading provider of project focused enterprise software and information solutions. Deltek's software is the most comprehensive solution in the SRP marketplace, providing end-to-end management of business development and project lifecycles. Deltek's software solutions include functions for companies to track and win government contracts, manage resources internally, plan and budget projects and comply with strict regulatory reporting requirements. Deltek's software solutions fall into three segments: government contracting, information solutions and professional services.
DHISCO Electronic Distribution, Inc.	DHISCO Electronic Distribution, Inc. ("Pegasus") is a leading full service platform that assists lodging providers in the distribution of hotel information to end consumers through various distribution channels. Pegasus has long standing relationships with the top ten hotel chains and is connected to major global distribution systems as well as 1,000+ online travel agents and metasearch sites.
Drew Marine Partners, LP	Founded in 1928 and headquartered in Whippany, NJ, Drew Marine Partners, LP provides vessel performance products and fire, safety and rescue solutions products to maritime transportation vessels and offshore oil rigs, and serves over 5,000 customers in nearly every port worldwide through its direct delivery capability and extensive distributor network.
Dynamic Energy Services International LLC	Dynamic Energy Services International LLC is a leading provider of full-service

fabrication, construction and maintenance services to a broad range of worldwide markets including oil and gas, industrial and petrochemical markets.

EarthLink, Inc.

Earthlink, Inc. is an ISP provider servicing individual and business subscribers. EarthLink's strategy is to offer bundled IT services to its large installed base of telecom customers. Those services include: cloud hosting, disaster recover, collocation, managed security, and secure email, all offered via EarthLink's nationwide MPLS network.

Encompass Digital Media, Inc.

Encompass Digital Media, Inc.'s. core business is to (i) capture content in any format from any source, (ii) manipulate, deliver and archive content so that it can be viewed anywhere, anytime, across current and future devices and platforms, and (iii) broadcast content into a continuous playout stream as a 24/7 linear television channel, or distribute it as video files for non-linear consumption, via satellite, fiber or IP. Encompass' tier 1 clients include the world's largest broadcasters, cable networks, corporations and the U.S. government.

FKI Security Group LLC

Founded in 1951, FKI Security Group LLC ("FireKing") is a leading global manufacturer and national service provider of security, safety and asset protection products used in a variety of industries, including the financial services, government, retail, education, and medical end-markets. Based in New Albany, IN, FireKing's product portfolio includes fire-proof and impact-resistant file cabinets and safes, traditional and intelligent safes and digital video security systems.

Flexera Software, LLC

Flexera Software, LLC, headquartered in Itasca, IL, provides solutions that enable software publishers and software users to install, track, monitor and manage application usage to optimize utilization, ensure continuous compliance with contractual terms and conditions, and maximize return on the software investments. Flexera serves as the common interface between software licensors (independent software vendors and intelligent device manufactures) and licensees (enterprises and governments).

Gastar Exploration USA, Inc.

Gastar Exploration USA, Inc., founded in 1987 and based in Houston, TX, is an independent oil and gas exploration and production company with operations in Appalachia and Texas. Gastar operates in the Marcellus Shale play in northern West Virginia and central Pennsylvania. Gastar also has assets in the Bossier play of the Hilltop area of east Texas.

Genex Holdings, Inc.

Genex Holdings, Inc. is the leading national provider of case management solutions to the workers' compensation industry. Genex offers return-to-work solutions to actively mitigate the steadily increasing cost of medical care associated with claims and helps in minimizing the lost productivity and other inefficiencies created by employees that miss work due to a workers' compensation claim.

GK Holdings, Inc.

GK Holdings, Inc. is the leading worldwide provider of IT and business skills learning solutions, educating over 200,000 corporate professionals across 22,000 physical and virtual classroom sessions each year.

Green Field Energy Services, Inc.

Green Field Energy Services, Inc., formed in 1969, is an independent oilfield services company. The Company's Plan of Reorganization was confirmed in 2014.

GTCR Valor Companies, Inc.

GTCR Valor Companies, Inc. is the largest global provider of integrated PR software suites and the second largest vendor of PR software services in the Americas, based on its own internal industry data. GTCR is the top player in media analysis, media monitoring as well as contact management.

H.D. Vest, Inc.

Founded in 1983 and headquartered in Irving, TX, H.D. Vest, Inc. is a pioneer in providing training, technology, access to financial products, compliance and support services that allow tax professionals to provide independent financial solutions to retail investors.

HBC Holdings, LLC

HBC Holdings, LLC, founded in 1971 and based in Cranbury, NJ, is a leading omnichannel, value-added distributor of a broad assortment of hardware, plumbing and housewares products serving all retail formats; from local hardware stores and industrial suppliers to national retailers. Based in Moody, AL, Jones Stephens Corp. distributes specialty plumbing products to industrial suppliers and national retailers, primarily based in South, Northeast, and Midwest. Jones Stephens' business model is to source, stock, and ship low velocity plumbing SKUs in less-than-truck loads or as individual items in 24 – 72 hours, allowing Holdings to earn a premium price/margin due to high service levels required. HBC Holdings together with Jones Stephens, is a leading national competitor in the value-added hardware distribution market.

Heligear Acquisition Co.	Heligear Acquisition Co. ("Northstar Aerospace") is an independent manufacturer of flight-critical aerospace gears and power transmission systems for domestic and international military and commercial aircraft applications.
Hill International, Inc.	Hill International, Inc., headquartered in Marlton, NJ and established in 1976, is the largest independent and ninth largest overall construction management firm in the U.S., based on its own internal industry data, and the largest construction claims practice in the world. Hill helps clients manage their construction projects and programs more effectively so that projects are finished on time, within budget and with minimal claims.
Holland Acquisition Corp.	Founded in 1985, Holland Acquisitions Corp. is a leading provider of land services to blue-chip clients throughout the United States. Holland is headquartered in Fort Worth, TX, with satellite offices in Houston, TX and Washington, PA. Holland offers a full-suite of land services in all three stages of the energy production cycle: upstream, midstream and downstream. Holland assists energy companies with all aspects of acquiring, selling and developing land and mineral rights.
Ignite Restaurant Group, Inc.	Headquartered in Houston, TX, Ignite Restaurant Group, Inc. ("IRG") operates and franchises over 350 restaurants throughout the U.S. and internationally. IRG offers a variety of chef-inspired food and beverages in a distinctive, casual, high-energy atmosphere. IRG's portfolio includes Joe's Crab Shack and Brick House Tavern + Tap.
Integra Telecom Holdings, Inc.	Integra Telecom Holdings, Inc. is a regional fiber-based local exchange carrier that provides integrated communication services across 35 metropolitan areas in 11 states of the Western U.S. Integra owns (directly or under IRU) a fiber optic network with over 8,000 route miles of fiber, consisting of 3,000 route miles of metro fiber and 5,000 route miles of long haul fiber.
Interface Security Systems, Inc.	Interface Security Systems, Inc., founded in 1995 and based in St. Louis, MO, is a national provider of physical security and secured managed network services to primarily large, commercial multi-site customers and provides the most comprehensive IP technology-enabled managed security solution in the market. Interface's customer base includes large, multi-site commercial enterprises in the luxury retail, dining, quick-service restaurant and hospitality vertical sectors.
IPS Corporation	Based in Los Angeles, CA, IPS Corporation, manufactures, markets, distributes, and sells a broad range of solvent cements, adhesives and specialty plumbing products used by professional contractors in plumbing, irrigation and a variety of other applications, largely for residential, commercial, and industrial markets in the United States and overseas. IPS' 6,000+ SKUs are marketed under a variety of highly regarded brands, well-known to the professional contractor and installer community over IPS' 55+ year operating history.
IronGate Energy Services, LLC	IronGate Energy Services, LLC is an independent provider of rental and tubular services to oil and gas drilling operators in the U.S. and Mexico. IronGate has field offices located in major oil and gas producing regions in Texas, Louisiana and Oklahoma. Rental services provide customers with equipment such as drill string components, surface pressure control equipment and specialty offshore equipment and tubing. Tubular services provide installation of casing and tubing, replacing drill pipe and retrieving production tubing.
Isola USA Corp.	Isola USA Corp., founded in Germany in 1912, is a global material science company

	that designs, develops, and manufactures copper-clad laminate and prepreg used to fabricate advanced multilayer printed circuit boards.
JAC Holding Corp.	JAC Holding Corp. is the leading North American designer and manufacturer of roof rack systems for light vehicles (including cross utility vehicles, SUVs, sports vehicles, pick-up trucks and minivans) for automotive OEMs. JAC generates sales from the sale of various types of roof racks, including raised side rails, low profile side rails, fixed cross bars and the only Swing-NPlace / stowable systems in the market. Additionally, JAC offers several complementary products including cargo systems, cross rails, ditch moldings, and bumper pads.
Jordan Reses Supply Company, LLC	Jordan Reses Supply Company, LLC ("JRS"), founded in 1985 and headquartered in Ann Arbor, MI, is the leading national distributor of respiratory equipment solely focused on serving the Veterans Affairs and federal government. JRS is a leading supplier of sleep disorder products. JRS focuses on CPAP and BiPAP devices as well as the associated masks for the treatment of Sleep Apnea.
Kik Custom Products, Inc.	KIK Custom Products, Inc. is one of North America's largest manufacturers of consumer packaged goods ("CPG") with a client list that includes 80% of North America's major retailers and some of the world's leading CPG companies, based on its own internal industry data. KIK's custom division manufactures products on a contract basis for over 70 CPG companies including such category leaders as Johnson & Johnson, Unilever, Procter & Gamble, and Henkel. KIK's classic division is a leading manufacturer of packaged private label bleach in North America, supplying bleach and other household cleaners to over 80% of North America's leading retailers.
Liquidnet Holdings, Inc.	Liquidnet Holdings, Inc. operates a global institutional equities trading network that many of the world's top asset managers trust to execute their block trades with maximum anonymity and minimal price impact. Founded in 2001, Liquidnet brings together institutional buyers and sellers of large blocks of equity securities, enabling them to trade with each other directly and anonymously on its electronic trading platform.
Livingston International, Inc.	Livingston International, Inc. is North America's largest pure-play, non-asset-based customs broker, based on its own internal industry data. Over 35,000 clients trust Livingston to deliver critical customs clearance and trade compliance capabilities. Livingston utilizes its proprietary transaction-processing platform to provide services at virtually every major point of entry into Canada and the U.S.
LTCG Holdings Corp.	LTCG Holdings Corp. provides business process outsourcing and assessment services for the long-term care insurance industry. LTCG offers end-to-end LTCI BPO services including: (i) application processing, underwriting and policy issuance; (ii) policy administration; (iii) claims processing and care management; (iv) assessments; and (v) professional services. Unlike insurance companies, LTCG bears no financial risk for the policies it administers.
Miller Heiman, Inc.	Miller Heiman, Inc. provides global sales organizations with an objective source of industry knowledge and insight to help organizations overhaul their sales techniques re-energize their sales force and fine-tune their customer interactions.
Nathan's Famous, Inc.	Founded in 1916 and subsequently filing for IPO in 1993, Nathan's Famous, Inc. is a licensor, wholesaler and retailer of food products marketed under Nathan's Famous brand in the U.S. and internationally. Nathan's products are currently marketed for sale in over 50,000 locations including supermarkets, mass merchandisers and club stores, select foodservice locations, and Company-owned and franchised restaurants throughout the U.S.
Nation Safe Drivers Holdings, Inc.	Nation Safe Drivers Holdings, Inc. is a leading provider of towing and roadside assistance services as well as supplemental insurance related products.
New Media Holdings II, LLC	New Media Holdings II, LLC is one of the largest publisher of locally-based print and online media in the United States as measured by number of daily publications. New

Media has over 1,000 sales representatives in the markets that it serves and generates three types of revenue: (i) advertising, including traditional print and digital; (ii) circulation, including home delivery subscription, single copy sales and digital subscriptions; and (iii) other revenue, including commercial printing and digital marketing services.

Newpage Corp.

Newpage Corp., headquartered in Miamisburg, OH, is the #1 coated paper producer in North America and #4 worldwide. Coated paper is primarily used in media and marketing applications including catalogs, magazines, and commercial printing applications, such as high-end advertising brochures, annual reports, and direct mail advertising. Newpage customers include leading publishers, commercial printers, specialty retail merchandisers, and paper merchants.

Northern Lights MIDCO, LLC

Founded in 2007 and headquartered in Seattle, WA, Northern Lights MIDCO, LLC is a US-based private equity firm with investments in boutique asset managers. Northern Lights merged into a joint venture with The Treasury Group LTD, a publicly-traded Australia based firm. The combination formed a global, integrated asset management platform with a history of strong organic and M&A growth. Simultaneously, Northern Lights acquired the remaining stakes of Aether Investment Partners, from which it will earn highly stable management fees on committed capital, and Seizert Capital Partners, from which Northern Lights will generate significant upside given Seizert's growth trajectory.

Omnitracs, Inc.

Omnitracs, Inc. is one of the largest providers of satellite and terrestrial-based connectivity and location solutions to transportation and logistics companies, based on its own internal industry data. These fleet management systems enable customers to track their assets, communicate with their personnel, and collect/analyze data to optimize their businesses. Omnitracs' core product offerings include in-cab and trailer hardware, recurring connectivity software & services, and SaaS-based applications.

Oxford Mining Company, LLC

Oxford Mining Company, LLC is a producer of high-value thermal coal and the largest producer of surface-mined coal in Ohio, based on its own internal industry data with its headquarters in Columbus, OH. Oxford operates principally in Ohio, Kentucky, West Virginia and Pennsylvania. Oxford sells its coal primarily to large electric utilities under long-term supply contracts.

Reddy Ice Corporation

Reddy Ice Corporation, headquartered in Dallas, TX, is the largest producer and distributor of packaged ice in the U.S., based on its own internal industry data, with #1 or #2 market share in the majority of its footprint, which spans 34 states, including Washington DC.

Research Now Group, Inc.

Founded in 1999, Research Now Group, Inc. collects data through online and mobile surveys utilizing proprietary consumer and business panels. Research Now recruits, qualifies and matches individual consumer or business professional panelists with specific demographic characteristics to provide targeted results for end customers' surveys.

Response Team Holdings, LLC

Response Team Holdings, LLC, founded in 2010 and headquartered in Raleigh, NC, provides mitigation, restoration, and ancillary services to single and multi-family prospects, healthcare organizations, schools, municipalities, and commercial businesses.

MANAGEMENT OF THE COMPANY

Our business and affairs are managed under the direction of our board of directors. The responsibilities of the board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of directors consists of five members, three of whom are not "interested persons" of our company or of SIC Advisors as defined in Section 2(a)(19) of the 1940 Act and are "independent," as determined by our board of directors. We refer to these individuals as our independent directors. Our board of directors elects our executive officers, who serve at the discretion of the board of directors.

Board of Directors

Under our articles of incorporation, our directors are divided into three classes. Each class of directors holds office for a three-year term. However, the initial members of the three classes have initial terms of one, two and three years, respectively. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Directors

Information regarding the board of directors is as follows:

Name	Age	Position	Director Since	Expiration of Term
Interested Directors:				
Seth Taube	45	Director, Chairman of the Board and Chief Executive Officer	2012	2018
Brook Taube	45	Director	2012	2017
Independent Directors:				
Oliver T. Kane[1]	66	Director	2014	2016
Valerie Lancaster-Beal	59	Director	2012	2018
Stephen R. Byers	61	Director	2012	2017

(1) On October 1, 2014, at the recommendation of the Nominating and Corporate Governance Committee, the Board elected Oliver T. Kane to serve as an independent director of the Company. Mr. Kane will also serve on the Company's Audit Committee and Nominating and Corporate Governance Committee. Mr. Kane was elected to replace Spencer Neumann, a member of the Board since February of 2012, who resigned from the Board on October 1, 2014. Mr. Neumann's resignation was not due to any dispute or disagreement with the Company on any matter relating to the Company's operations, policies or practices.

The address for each director is c/o Sierra Income Corporation, ~~375~~280 Park Ave, ~~33rd~~6th Floor East, New York, NY 10~~152~~017.

Executive Officers Who are not Directors

Information regarding our executive officers who are not directors is as follows:

Name	Age	Position
Richard T. Allorto, Jr.	43	Chief Financial Officer, Treasurer and Secretary
Jeff Tonkel	45	President
John D. Fredericks	51	Chief Compliance Officer
Dean C. Crowe	53	Chief Operating Officer

The address for each executive officer is c/o Sierra Income Corporation, ~~375~~280 Park Ave, ~~33rd~~6th Floor East, New York, NY 10~~152~~017.

Biographical Information

The following is information concerning the business experience of our board of directors and executive officers. Our directors have been divided into two groups — interested directors and independent directors. Interested directors are "interested persons" as defined in the 1940 Act.

Interested Directors

Seth Taube has been the Chairman of the Board and Chief Executive Officer of the Company since its inception in April 2012. He has also served on the board of directors for Medley Capital Corporation since its inception in January 2011. Mr. Taube co-founded Medley in 2006 and has served as co-Chief Executive Officer since then and as co-Chairman of the board of directors of Medley Management Inc. since its formation in June 2014. Prior to forming Medley in 2006, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube previously worked with Tiger Management and held positions with Morgan Stanley & Co. in its Investment Banking and Institutional Equity Divisions. Mr. Taube received a BA from Harvard University, an M.Litt. in Economics from St. Andrew's University in Great Britain, where he was a Rotary Foundation Fellow, and an MBA from the Wharton School at the University of Pennsylvania.

We believe that Mr. Taube's broad and extensive experience in asset and credit management and finance industries and his service as portfolio manager for several Medley affiliates supports his appointment to our Board of Directors.

Brook Taube has served on the Company's Board of Directors since its inception in April 2012. In addition, Mr. Taube has served as the Chief Executive Officer and Chairman of the board of directors of Medley Capital Corporation since its inception in January 2011. Mr. Taube co-founded Medley in 2006 and has served as co-Chief Executive Officer and Chief Investment Officer since then and as co-Chairman of the board of directors of Medley Management Inc. since its formation in June 2014. Prior to forming Medley in 2006, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube began his career in leveraged finance at Bankers Trust in 1992. Mr. Taube received a BA from Harvard University.

We believe that Mr. Taube's broad and extensive experience in asset and credit management and finance industries and his service as portfolio manager for several Medley affiliates supports his appointment to our Board of Directors.

Independent Directors

Valerie Lancaster-Beal has served as a director since February 2012. Ms. Lancaster-Beal is also the President of VLB Associates, a management consulting firm she co-founded in January 2014 that provides financial and operational advisory services to middle-market business, investment firms and non-profit organizations. Prior to this, she served as Managing Director at M.R. Beal & Company, which she co-founded in April 1988. Prior to co-founding M.R. Beal & Company, Ms. Lancaster-Beal worked for Citicorp Investment Bank and Drexel Burnham Lambert.

Ms. Lancaster-Beal currently serves as a Trustee of the City University of New York, where she is the chair of the Faculty, Staff and Administration committee. Previously, Ms. Lancaster-Beal served on the Board of Regents of Georgetown University. Ms. Lancaster-Beal holds a B.A. in Economics from Georgetown University and an MBA from the Wharton School of Business of the University of Pennsylvania.

We believe that Ms. Lancaster-Beal's 30 years of investment banking experience at M.R. Beal & Company, Citicorp Investment Bank and Drexel Burnham Lambert support her appointment to the Board of Directors.

Stephen R. Byers has served as a director since February 2012. He is also an independent trustee of the Deutsche Bank DBX ETF Trust, where he presently serves as lead independent trustee (since February 2015) and member of the audit and nominating committees. Mr. Byers served the Trust as chair of the audit committee and nominating committee from December 2010 to February 2015, and continues to be designated as audit committee financial expert for DBX ETF Trust (since December 2010). Since 2014, Mr. Byers has been engaged periodically as an independent consultant to provide expert report and opinion in financial and investment related matters. Mr. Byers served as a Trustee for the College of William and Mary Graduate School of Business from 2002 to 2011. Mr. Byers was an investment executive with The Dreyfus Corporation ("Dreyfus") from 2000 to 2006 and served as vice chairman, executive vice president, chief investment officer, member of the board of directors and executive committee, and fund officer of 90 investment companies, responsible for investment performance of approximately $200B in assets under management. Prior to joining Dreyfus, he served as an executive vice president, partner, chief financial officer, treasurer and member of the board of directors of Gruntal & Co., LLC, from 1998 to 1999. Mr. Byers served in executive positions at PaineWebber Group (PWG) from 1986 to 1997, including as Managing Director, chairman of investment policy/risk oversight committee of Mitchell Hutchins Asset Management (MHAM) from 1994 to 1997. Mr. Byers was also capital markets director of risk and credit management, and was NASD registered as general principal, financial and operations principal and branch principal. Prior to PaineWebber, Mr. Byers was an executive at Citibank/Citicorp from 1979 to 1986. Mr. Byers received his M.B.A. in Finance from Roth Graduate School of Business, Long Island University and his B.A. in Economics from Long Island University. In December 2014, Mr. Byers was recognized by the National Association of Corporate Directors as a Board Leadership Fellow.

We believe that Mr. Byers' broad and extensive experience with a variety of financial, accounting, management, regulatory and operational issues through his involvement on DBX ETF Trust's board and experience in senior management positions support his appointment to our Board of Directors.

Oliver T. Kane was elected to the Company's Board of Directors on October 1, 2014. Since January 21, 2016 Mr. Kane has served as the Company's lead independent director. From November 2010 to December 2012, Mr. Kane was Chairman of the Board of Trustees of the Ashmore Funds, a US 1940 Act mutual fund complex. From 1999 to 2005, he was a founding partner of Ashmore Investment Management, Limited, a specialist emerging markets investment firm based in London, England. Prior to Ashmore, Mr. Kane served as president and chief executive officer of ANZ Securities, Inc. from 1993 to 1998. Earlier in his career with J.P. Morgan and Co. from 1972 until 1987, and then Equitable Capital Management Corp., from 1987 until 1993, Mr. Kane specialized in lending and providing financial advice to corporations in the US, UK/Europe and North and Southeast Asia. Mr. Kane received his PMD from Harvard Business School, and his B.A. from Harvard College.

We believe that Mr. Kane's substantial executive experience in the investment management industry, including his work with developed economies and emerging markets in the fields of credit and banking, debt, equity and special situation investments, and corporate finance/private equity will make him a valuable addition to our Board of Directors.

Executive Officers Who are not Directors

Richard T. Allorto Jr. has served as the Chief Financial Officer and Secretary of the Company since April 2012. Mr. Allorto has also served as the Chief Financial Officer and Secretary of Medley Capital Corporation since its inception in January 2011, and as Chief Financial Officer of Medley since July 2010. Prior to joining Medley, Mr. Allorto held various positions at GSC Group, Inc., a registered investment adviser, since April 2001, including most recently as Chief Financial Officer of GSC Investment Corp., a business development company that was externally managed by GSC Group. Mr. Allorto started his career at Arthur Andersen in 1994 in their audit and assurance practice. Mr. Allorto is a licensed C.P.A. and received a B.S. in Accounting from Seton Hall University.

John D. Fredericks has served as the Chief Compliance Officer of the Company since February 2014. Mr. Fredericks has also served as the Chief Compliance Officer of Medley Capital Corporation since February 2014 and as General Counsel of Medley since June 2013. Prior to joining Medley, Mr. Fredericks was a partner with Winston & Strawn, LLP from February 2003 to May 2013, where he was a member of the firm's restructuring and insolvency and corporate lending groups. Before joining Winston & Strawn, LLP, Mr. Fredericks was a partner with Murphy Sheneman Julian & Rogers from 2000 to 2003 and an associate at

Murphy, Weir & Butler from 1993 to 2000. Mr. Fredericks was admitted to the California State Bar in 1993. Mr. Fredericks received a BA from the University of California Santa Cruz and a JD from University of San Francisco.

Jeff Tonkel has served as President of the Company since July 2013. Mr. Tonkel joined Medley in January 2011 and has served as President and as a member of the Board of Directors of Medley Management Inc. since its formation in June 2014. He has also served as a member of the board of directors of Medley Capital Corporation since February 2014. Prior to joining Medley, Mr. Tonkel was a Managing Director with JP Morgan from January 2010 to November 2011, where he was Chief Financial Officer of a global financing and markets business. Prior to JP Morgan, Mr. Tonkel was a Managing Director, Principal Investments, with Friedman Billings Ramsey, where he focused on merchant banking and corporate development investments in diversified industrials, energy, real estate and specialty finance. Mr. Tonkel began his investment career with Summit Partners. Mr. Tonkel received a B.A. from Harvard University and an M.B.A. from Harvard Business School.

Dean Crowe has served as the Company's Chief Operating Officer since August 2015, a Senior Portfolio Manager of the Company since April 2012, and as a Senior Managing Director of Medley since March 2011. Prior to joining Medley, Mr. Crowe was a Portfolio Manager with UBS O'Connor, the Alternative Investment subsidiary of UBS Asset Management, where he managed corporate credit investments and the O'Connor Credit Arbitrage Fund. Before joining UBS, Mr. Crowe held various positions at Merrill Lynch in New York, where he managed proprietary credit trading. Mr. Crowe began his career with Salomon Brothers in New York, where he traded and invested in privately placed corporate debt. Mr. Crowe received a BBA in Accounting from James Madison University.

Committees of the Board of Directors

Our board of directors currently has two committees: an audit committee, and nominating and corporate governance committee.

Audit Committee. The audit committee operates pursuant to a charter approved by our board of directors. The charter sets forth the responsibilities of the audit committee. The primary function of the audit committee is to serve as an independent and objective party to assist the board of directors in fulfilling its responsibilities for overseeing and monitoring the quality and integrity of our financial statements, the adequacy of our system of internal controls, the review of the independence, qualifications and performance of our registered public accounting firm, and the performance of our internal audit function. The Audit Committee's responsibilities include selecting our independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of its audit of our financial statements, pre-approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems and reviewing our financial statements and periodic reports. The Audit Committee also establishes guidelines and makes recommendations to our board of directors regarding the valuation of our investments. The Audit Committee is responsible for aiding our board of directors in determining the fair value of debt and equity securities that are not publicly traded or for which current market values are not readily available. The audit committee is presently composed of three persons, including Oliver T. Kane, Valerie Lancaster-Beal and Stephen R. Byers. Our board of directors has elected Mr. Byers as the chair of the Audit Committee. Our board of directors has determined that Mr. Byers qualifies as an "audit committee financial expert" as defined in Item 407 of Regulation S-K under the Exchange Act. Each of the members of the audit committee meet the independence requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an "interested person" of the Company or of SIC Advisors as defined in Section 2(a)(19) of the 1940 Act.

Nominating and Corporate Governance Committee. The nominating and governance committee is responsible for selecting, researching, and nominating directors for election by our shareholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management. Our nominating and governance committee will consider shareholders' proposed nominations for directors. ~~The nominating and corporate governance committee met once during 2012.~~The nominating and corporate governance committee consists of Valerie Lancaster-Beal, Oliver T. Kane and Stephen R. Byers, all of whom are considered independent for purposes of the 1940 Act. Mr. Byers serves as the chair of the Nominating and Corporate Governance Committee.

Compensation of Directors

The following table sets forth compensation of our directors, for the quarter ended ~~June 30~~December 31, 2015:

Name	Fees Earned or Paid in Cash[1]	All Other Compensation	Total
Interested Directors			
Seth Taube	—	—	—
Brook Taube	—	—	—
Independent Directors			
Stephen R. Byers	$~~17,931~~89,181	—	$~~17,931~~89,181
Valerie Lancaster-Beal	$~~15,194~~81,944	—	$~~15,194~~81,944
Oliver T. Kane	$ ~~14~~77,000	—	$ ~~14~~77,000

(1)   For a discussion of the independent directors' compensation, see below.

Prior to April 1, 2015, as compensation for serving on our board of directors, each independent director received an annual fee of $30,000. Independent directors also received $2,500 ($1,000 for telephonic attendance) plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each regularly scheduled board meeting and a fee of $1,000 for each special board meeting and all committee meetings as well as reimbursement of reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting. In addition, the Chairman of the Audit Committee received an annual fee of $10,000 and each chairperson of any other committee receives an annual fee of $2,500. In addition, we purchase directors' and officers' liability insurance on behalf of our directors and officers.

Effective April 1, 2015, as compensation for serving on our board of directors, each independent director receives an annual fee of $50,000. Independent directors also receive $4,000 ($2,000 for telephonic attendance) plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each regularly scheduled board meeting and a fee of $2,000 for each special board meeting and all committee meetings as well as reimbursement of reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting. In addition, the Chairman of the Audit Committee receives an annual fee of $15,000 and each chairperson of any other committee receives an annual fee of $5,000.

Staffing

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of SIC Advisors and Medley, pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement. Our day-to-day investment operations are managed by our Advisor. In addition, we reimburse Medley for our allocable portion of expenses incurred by it in performing its obligations under the administration agreement, including our allocable portion of the cost of our officers and their respective staffs.

Compensation of Executive Officers

None of our officers receive direct compensation from us. The compensation of our chief financial officer and chief compliance officer is paid by Medley Capital LLC, subject to reimbursement by us of an allocable portion of such compensation for services rendered by him to us. To the extent that Medley Capital LLC outsources any of its functions, we will pay the fees associated with such functions on a direct basis without profit to Medley Capital LLC.

Board Leadership Structure

Our business and affairs are managed under the direction of our board of directors. Among other things, our board of directors sets broad policies for us and approves the appointment of our investment adviser, administrator and officers. The role of our board of directors, and of any individual director, is one of oversight and not of management of our day-to-day affairs.

Under our bylaws, our board of directors may designate one of our directors as chair to preside over meetings of our board of directors and meetings of stockholders, and to perform such other duties as may be assigned to him or her by our board of directors. Presently, Seth Taube serves as chairman of our board of directors and is an "interested person" by virtue of his role as our Chief Executive Officer and Chief Executive Officer of our Advisor. We believe that it is in the best interests of our stockholders for Seth Taube to serve as chair of our board of directors because of our belief in his significant experience in matters of relevance to our business.

~~Our board of directors does not currently have a designated lead independent director.~~ We are aware of the potential conflicts that may arise when a non-independent director is chairman of the board of directors, but believe these potential conflicts are offset by our strong corporate governance policies. Our corporate governance policies include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of the audit committee and the nominating and corporate governance committee, each comprised solely of independent directors and the appointment of a chief compliance officer, with whom the independent directors meet at least once a year without the presence of interested directors and other members of management, for administering our compliance policies and procedures.

We recognize that different board leadership structures are appropriate for companies in different situations. We re-examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs. On January 21, 2016, at the recommendation of the Nominating and Corporate Governance Committee, our board of directors elected Oliver T. Kane to serve as lead independent director of the Company. Mr. Kane also serves on the Company's Audit Committee and Nominating and Corporate Governance Committee.

All of the independent directors play an active role on the board of directors. The independent directors compose a majority of our board of directors and are closely involved in all material deliberations related to us. Our board of directors believes that, with these practices, each independent director has an equal involvement in the actions and oversight role of our board of directors and equal accountability to us and our stockholders. Our independent directors are expected to meet separately (i) as part of each regular board of directors meeting and (ii) with our chief compliance officer, as part of at least one board of directors meeting each year.

Our board of directors believes that its leadership structure is the optimal structure for us at this time. Our board of directors, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.

Board Role in Risk Oversight

Our board of directors oversees our business and operations, including certain risk management functions. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, and business continuity risk). Our board of directors implements its risk oversight function both as a whole and through its committees. In the course of providing oversight, our board of directors and its committees receive reports on our and our Advisor's activities, including reports regarding our investment portfolio and financial accounting and reporting. Our board of directors also receive a quarterly report from our chief compliance officer, who reports on our compliance with the federal and state securities laws and our internal compliance policies and procedures as well as those of our Advisor, dealer manager, administrator and transfer agent. The audit committee's meetings with our independent public accounting firm also contribute to its oversight of certain internal control risks. In addition, our board of directors meets periodically with our Advisor to receive reports regarding our operations, including reports on certain investment and operational risks, and our independent directors are encouraged to communicate directly with senior members of our management.

Our board of directors believes that this role in risk oversight is appropriate. We believe that we have robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect us can be identified or eliminated, and some risks are beyond the control of us, our Advisor and our other service providers.

112

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of SIC Advisors and its investment committee, which is comprised of a minimum of three members, including senior members of Medley as well as members of SIC Advisors' Investment Team. Approval of an investment requires a majority vote of the investment committee, although unanimous agreement is sought. The members of SIC Advisors' investment committee are not employed by us, and receive no compensation from us in connection with their portfolio management activities.

Investment Personnel

SIC Advisors, through Medley, is currently staffed with over 80 employees, including the investment personnel noted above. In addition, SIC Advisors may retain additional investment personnel in the future based upon its needs.

The table below shows the dollar range of shares of common stock beneficially owned by each portfolio manager as of the date of this prospectus:

Name of Portfolio Manager	Dollar Range of Equity Securities in Sierra Income Corporation[1][2]
Seth Taube[3]	over $1,000,000
Brook Taube[3]	over $1,000,000
Jeff Tonkel	None

(1) Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.
(2) The dollar range of equity securities beneficially owned by our portfolio managers is based on an assumed offering price of $10.00 per share.
(3) Reflects the pecuniary interest of the named person in the shares of our common stock as a result of their control of Medley LLC and SIC Advisors.

THE ADVISOR

SIC Advisors serves as our investment adviser. SIC Advisors is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our board of directors, SIC Advisors manages the day-to-day operations of, and provides investment advisory and management services to, us. SIC Advisors is an affiliate of Medley and has offices in New York and San Francisco. Medley is an asset management firm with approximately $~~4.0[~~   ~~]~~5 billion of assets under management as of ~~June 30, 2015[~~   ~~]~~January 2016.

114

INVESTMENT ADVISORY AGREEMENT AND FEES

Our investment process is provided through the efforts of SIC Advisors and benefits from the business and specific industry knowledge, transaction expertise and deal-sourcing capabilities of Medley. SIC Advisors is responsible for the overall management of our activities and for the day-to-day management of our investment portfolio. SIC Advisors provides its services under an Investment Advisory Agreement with us. The activities of our Advisor are subject to the supervision and oversight of our board of directors.

Advisory Services

Under the terms of the Investment Advisory Agreement, our Advisor will be responsible for the following:

- determining the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

- identifying, evaluating, negotiating and structuring the investments we make;

- performing due diligence on prospective portfolio companies;

- executing, closing, servicing and monitoring the investments we make;

- determining the securities and other assets that we will purchase, retain or sell; and

- providing us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our capital.

Under the Investment Advisory Agreement, SIC Advisors has a fiduciary responsibility for the safeguarding and use of all of our funds and assets. SIC Advisors is also subject to liability under both the 1940 Act and the Advisors Act for a breach of these fiduciary duties.

SIC Advisors will be primarily responsible for initially identifying, evaluating, negotiating and structuring our investments. These activities will be carried out by its investment teams and subject to the oversight of SIC Advisors' senior investment personnel. Each investment that we make will require the approval of our Advisor before the investment may be made. Certain affiliated co-investment transactions may require the additional approval of our independent directors.

SIC Advisors' services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Term; Effective Date

The Investment Advisory Agreement was approved by our board of directors on April 5, 2012 and became effective as of April 17, 2012, the date that we raised sufficient proceeds in order to break escrow and commence our public offering. In its consideration of the Investment Advisory Agreement, our board of directors focused on information it had received relating to, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to us by SIC Advisors; (b) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives; (c) our projected operating expenses and expense ratio compared to BDCs with similar investment objectives; (d) any existing and potential sources of indirect income to SIC Advisors from its relationships with us and the profitability of those relationships; (e) information about the services to be performed and the personnel performing such services under the investment advisory agreement; (f) the organizational capability and financial condition of SIC Advisors and its respective affiliates; and (g) the possibility of obtaining similar services from other third party service providers or through an internally managed structure. Based on the information reviewed and the discussion thereof, the board of directors, including a majority of the non-interested directors, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided.

Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect for a period of two years from April 17, 2012, and will remain in effect from year-to-year thereafter if approved annually by a majority of our directors who are not interested persons and either our board of directors or the holders of a majority of our outstanding voting securities.

The Investment Advisory Agreement will automatically terminate in the event of its assignment. In accordance with the 1940 Act, we may terminate the Investment Advisory Agreement with SIC Advisors upon 60 days' written notice. The decision to terminate the agreement may be made by a majority of our independent directors or the holders of a majority of the outstanding shares of our common stock. In addition, SIC Advisors may terminate the Investment Advisory Agreement with us upon 120 days' written notice.

Annual Board Approval of the Investment Advisory Agreement

Our board of directors held an in-person meeting on March ~~4~~2, 201~~5~~6, in order to consider the annual approval and continuation of our Investment Advisory Agreement. In its consideration of the investment management agreement, the board of directors focused on information it had received relating to, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to us by our investment adviser, SIC Advisors; (b) comparative data with respect to advisory fees or similar expenses paid by other business development companies with similar investment objectives; (c) our projected operating expenses and expense ratio compared to business development companies with similar investment objectives; (d) any existing and potential sources of indirect income to SIC Advisors from its relationships with us and the profitability of those relationships; (e) information about the services to be performed and the personnel performing such services under the investment management agreement; (f) the organizational capability and financial condition of SIC Advisors and its affiliates; and (g) various other factors.

Based on the information reviewed and the discussions held, the board of directors, including a majority of the non-interested directors, concluded that the investment management fee rates and terms are reasonable in relation to the services to be provided and approved the investment management agreement as being in the best interests of our stockholders. Specifically the board of directors approved the extension of the investment management agreement for a period of one year beginning on April ~~5~~6, 201~~5~~6.

Investment Advisory Fees

We pay SIC Advisors a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. We believe that this fee structure benefits stockholders by aligning the compensation of our Advisor with our overall investment performance. The cost of both the management fee and the incentive fee are ultimately be borne by our stockholders.

Base Management Fee

The base management fee is calculated at an annual rate of 1.75% of our gross assets payable quarterly in arrears. For purposes of calculating the base management fee, the term "gross assets" includes any assets acquired with the proceeds of leverage. The Advisor will benefit when we incur debt or use leverage. The base management fee is calculated based on our gross assets at the end of each completed calendar quarter. Base management fees for any partial quarter will be appropriately prorated.

Incentive Fee

The incentive fee is divided into two parts: (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below.

The subordinated incentive fee on income is earned on pre-incentive fee net investment income and is determined and payable in arrears as of the end of each calendar quarter during which the Investment Advisory Agreement is in effect. If the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of the termination.

The subordinated incentive fee on income for each quarter will be calculated as follows:

- No subordinated incentive fee on income is payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to investors of 1.75% per quarter on our net assets at the end of the immediately preceding fiscal quarter. We refer to this as the quarterly preferred return.
- All of our pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 2.1875% on our net assets at the end of the immediately preceding fiscal quarter in any quarter, is payable to the Advisor. We refer to this portion of our subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income exceeds 2.1875% on our net assets at the end of the immediately preceding fiscal quarter in any quarter.
- For any quarter in which our pre-incentive fee net investment income exceeds 2.1875% on our net assets at the end of the immediately preceding fiscal quarter, the subordinated incentive fee on income shall equal 20% of the amount of our pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.
- Pre-incentive fee net investment income is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus our operating expenses for the quarter, including the base management fee, expenses payable under the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

The following is a graphical representation of the calculation of the quarterly subordinated incentive fee on income:


Quarterly Subordinated Incentive Fee on Income
Pre-Incentive Fee Net Investment Income
(expressed as a percentage of net assets)
0%
1.75%
2.1875%
0%
100%
20%

Percentage of Pre-Incentive Fee Net Investment Income Allocated to Quarterly Incentive Fee

The incentive fee on capital gains is earned on investments sold and shall be determined and payable in arrears as of the end of each calendar year during which the Investment Advisory Agreement is in effect. In the case the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of such termination. The fee equals 20% of our realized capital gains, less the aggregate amount of any previously paid incentive fee on capital gains. Incentive fee on capital gains is equal to our realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis. In order to provide an incentive for our Advisor to successfully execute a merger transaction involving us that is financially accretive and/or otherwise beneficial to our stockholders even if our Advisor will not act as an investment adviser to the surviving entity in the merger, we may seek exemptive relief from the SEC to allow us to pay our Advisor an incentive fee on capital gains in connection with our

merger with and into another entity. Absent the receipt of such relief, our Advisor will not be entitled to an incentive fee on capital gains or any other incentive fee in connection with any such merger transaction.

Because of the structure of the subordinated incentive fee on income and the incentive fee on capital gains, it is possible that we may pay such fees in a quarter where we incur a net loss. For example, if we receive pre-incentive fee net investment income in excess of the 1.75% on our net assets at the end of the immediately preceding fiscal quarter for a quarter, we will pay the applicable incentive fee even if we have incurred a net loss in the quarter due to a realized or unrealized capital loss. Our Advisor will not be under any obligation to reimburse us for any part of the incentive fee it receives that is based on prior period accrued income that we never receive as a result of a subsequent decline in the value of our portfolio.

The fees that are payable under the Investment Advisory Agreement for any partial period will be appropriately prorated. The fees will also be calculated using a detailed policy and procedure approved by our Advisor and our board of directors, including a majority of the independent directors, and such policy and procedure will be consistent with the description of the calculation of the fees set forth above.

Our Advisor may elect to defer or waive all or a portion of the fees that would otherwise be paid to it in its sole discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as our Advisor may determine in its sole discretion.

Below are examples of the two-part incentive fee:

Example — Subordinated Incentive Fee on Income, Determined on a Quarterly Basis

Assumptions

First Quarter:	Pre-incentive fee net investment income equals 0.5500%
Second Quarter:	Pre-incentive fee net investment income equals 1.9500%
Third Quarter:	Pre-incentive fee net investment income equals 2.800%

The subordinated incentive fee on income in this example would be:

First Quarter:	Pre-incentive fee net investment income does not exceed the 1.75% preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income
Second Quarter:	Pre-incentive fee net investment income falls between the 1.75% preferred return rate and the catch up of 2.1875%, therefore the incentive fee on pre-incentive fee net investment income is 100% between the 1.75% preferred return and 1.95%
Third Quarter:	Pre-incentive fee net investment income exceeds the 1.75% preferred return and the 2.1875% catch up provision. Therefore the catch up provision is fully satisfied by the 2.8% of pre-incentive fee net investment income above the 1.75% preferred return rate and there is a 20% incentive fee on pre-incentive fee net investment income above the 2.1875% "catch up"

Example — Incentive Fee on Capital Gains (Millions)

Alternative 1 — Assumptions

Year 1: $20 million investment made in company A ("Investment A"), and $30 million investment made in company B ("Investment B")

Year 2:   Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million

Year 3:   FMV of Investment B determined to be $25 million

Year 4:   Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

Year 1:   None, because no investments were sold

Year 2:   Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)

Year 3:   None, because no investments were sold

Year 4:   Capital gains incentive fee of $200,000 ($6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains fee taken in Year 2)

Alternative 2 — Assumptions

Year 1: $20 million investment made in Company A ("Investment A"), $30 million investment made in Company B ("Investment B"), $25 million investment made in Company C ("Investment C") and the cost basis of Other Portfolio Investments is $25 million

Year 2:   Investment A sold for $50 million ($20 million cost basis to be reinvested into Other Portfolio Investments and the $30 million capital gain is available for distribution), fair market value, or FMV, of Investment B determined to be $25 million (creates $5 million in unrealized capital depreciation), the FMV of Investment C determined to be $25 million and FMV of Other Portfolio Investments determined to be $25 million

Year 3:   FMV of Investment B determined to be $27 million (creates $3 million in unrealized capital depreciation), Investment C sold for $30 million ($25 million cost basis to be reinvested into Other Portfolio Investments and the $5 million capital gain is available for distribution) and FMV of Other Portfolio Investments determined to be $45 million

Year 4:   FMV of Investment B determined to be $30 million and FMV of Other Portfolio Investments determined to be $45 million

Year 5:   Investment B sold for $20 million ($20 million cost basis to be reinvested into Other Portfolio Investments and $10 million capital loss) and FMV of Other Portfolio Investments determined to be $45 million

Year 6:   Total Portfolio is sold for $80 million ($15 million capital gain computed based on a cumulative cost basis in Other Portfolio Investments of $65 million)

The incentive fee on capital gains in this example would be:

Year 1:   None, because no investments were sold

Year 2: $5 million incentive fee on capital gains (20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B))

Year 3: $1.4 million incentive fee on capital gains ($6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation))) less $5 million incentive fee on capital gains paid in Year 2

Year 4:   None, because capital gains incentive fees are paid on realized capital gains only

Year 5:   None, because $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) is less than $6.4 million cumulative incentive fee on capital gains paid in prior years

Year 6: $1.6 million incentive fee on capital gains (20% multiplied by $40 million ($25 million cumulative realized capital gains plus $15 million realized capital gains)) less $6.4 million cumulative incentive fee on capital gains received in prior years

Prohibited Activities

Our articles of incorporation prohibits the following activities between us, SIC Advisors and its affiliates:

- We may not purchase or lease assets in which SIC Advisors or its affiliates has an interest unless (i) we disclose the terms of the transaction to our stockholders, the terms are fair to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

- We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

- SIC Advisors and its affiliates may not acquire assets from us unless approved by our stockholders in accordance with our articles of incorporation;

- We may not lease assets to SIC Advisors or its affiliates unless we disclose the terms of the transaction to our stockholders and such terms are fair and reasonable to us;

- We may not make any loans to SIC Advisors or its affiliates except for the advancement of funds as permitted by our articles of incorporation;

- We may not acquire assets in exchange for our common stock;

- We may not pay a commission or fee, either directly or indirectly to SIC Advisors, its affiliates, except as otherwise permitted by our articles of incorporation, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

- SIC Advisors and its affiliates may not charge duplicate fees to us; and

- SIC Advisors and its affiliates may not provide financing to us with a term in excess of 12 months.

In addition, the Investment Advisory Agreement prohibits SIC Advisors and its affiliates from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. SIC Advisors and its affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Finally, SIC Advisors and its affiliates are prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

Indemnification of Our Advisor

The Investment Advisory Agreement provides that SIC Advisors and its officers, directors, persons associated with SIC Advisors, stockholders (and owners of the stockholders), controlling persons and agents are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceedings arising out of or otherwise based on the performance of any of SIC Advisors' duties or obligations under the Investment Advisory Agreement, as applicable, or otherwise as our investment advisor, (i) to the extent such damages, liabilities, cost and expenses (A) are not fully reimbursed by insurance and (B) do not arise by reason of misfeasance, bad faith, or negligence in SIC Advisors' performance of such duties or obligations, or SIC Advisors' reckless disregard of such duties or obligations, and (ii) otherwise to the fullest extent such indemnification is consistent with the provisions of our articles of incorporation, the 1940 Act, the laws of the State of Maryland and other applicable law.

The Investment Advisory Agreement further provides that SIC Advisors and its officers, directors, persons associated with SIC Advisors, stockholders (and owners of the stockholders), controlling persons and agents are not entitled to indemnification for any liability or loss suffered by them, nor will they be held harmless for any loss or liability suffered by us, unless (i) SIC Advisors has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (ii) SIC Advisors was acting on behalf of or performing services for us; (iii) such liability or loss was not the result of misconduct or negligence by SIC Advisors; and (iv) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from stockholders.

ADMINISTRATION AGREEMENT AND FEES

Administrative Services

Under the terms of the Administration Agreement, and on our behalf, Medley Capital LLC performs or oversees the performance of various administrative services that we require. These include investor services, general ledger accounting, fund accounting, maintaining required financial records, calculating our net asset value, filing tax returns, preparing and filing SEC reports, preparing, printing and disseminating stockholder reports and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. Medley provides us with facilities and access to personnel necessary for our business and these services. For providing these services, facilities and personnel, we reimburse Medley for administrative expenses it incurs in performing its obligations.

Additionally, as a BDC, we must offer managerial assistance to our portfolio companies. This managerial assistance may include monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of our portfolio companies and providing other organizational and financial guidance. Medley will make available such managerial assistance, on our behalf, to our portfolio companies whether or not they request this assistance. We may receive fees for these services and will reimburse Medley for its allocated costs in providing such assistance, subject to review and approval by our board of directors.

Term; Effective Date

The Administration Agreement was approved by our board of directors on February 16, 2012, and became effective on April 17, 2012, the date that we met our minimum offering requirement. Pursuant to its terms, and unless ~~Unless~~ earlier terminated as described below, the Administration Agreement will remain in effect for a period of two years from the date it first became effective and will remain in effect from year-to-year thereafter if approved annually by a majority of our directors who are not interested persons and either our board of directors or the holders of a majority of our outstanding voting securities. Our board of directors held an in-person meeting on March ~~4~~2, 201~~5~~6, in order to consider the annual approval and continuation of our Administration Agreement. Based on the information relating to the terms of the Administration Agreement and the discussions held, the board of directors, including a majority of the non-interested directors, approved the Administration Agreement as being in the best interests of our stockholders. Specifically the board of directors approved the extension of the Administration Agreement for a period of one year beginning on April ~~5~~6, 201~~5~~6.

We may terminate the Administration Agreement with Medley Capital LLC on 60 days' written notice without penalty. Medley Capital LLC may terminate the Administration Agreement on 120 days' written notice without penalty.

122

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into the Investment Advisory Agreement with SIC Advisors, in which our senior management have ownership and financial interests. Members of our senior management also serve as principals of other investment managers affiliated with SIC Advisors that do and may in the future manage investment funds, accounts or other investment vehicles with investment objectives similar to ours. Our senior management team holds equity interests in SIC Advisors.

In addition, our executive officers and directors and the members of SIC Advisors and members of the investment committee serve or may serve as officers, directors or principals of entities that operate in the same, or related, line of business as we do or of investment funds, accounts or other investment vehicles managed by our affiliates. These investment funds, accounts or other investment vehicles may have investment objectives similar to our investment objective. For example, affiliates of SIC Advisors currently manages private funds and managed accounts that are seeking new capital commitments and will pursue an investment strategy similar to our strategy. We may compete with entities managed by SIC Advisors and its affiliates for capital and investment opportunities. As a result, we may not be given the opportunity to participate in certain investments made by investment funds, accounts or other investment vehicles managed by SIC Advisors or its affiliates or by members of the investment committee. However, in order to fulfill its fiduciary duties to each of its clients, SIC Advisors intends to allocate investment opportunities on an alternating basis in a manner that is fair and equitable over time and is consistent with SIC Advisors' allocation policy, investment objectives and strategies so that we are not disadvantaged in relation to any other client. SIC Advisors has agreed with our board of directors that allocations among us and other investment funds affiliated with SIC Advisors will be made based on capital available for investment in the asset class being allocated. In addition, we believe that SIC Advisors and its affiliates have sufficient professionals to fully discharge their responsibilities to the affiliates of SIC Advisors and to us in accordance with SIC Advisors' fiduciary duty to us. We expect that our available capital for investments will be determined based on the amount of cash on-hand, existing commitments and reserves, if any, and the targeted leverage level and targeted asset mix and diversification requirements and other investment policies and restrictions set by our board of directors or as imposed by applicable laws, rules, regulations or interpretations.

Co-Investment Opportunities

The 1940 Act prohibits us from making certain negotiated co-investments with affiliates unless we receive an order from the SEC permitting us to do so. Pursuant to the Exemptive Order received on November 25, 2013, we will be permitted to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is controlled by Medley, in a manner consistent with our investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors. Co-investment under the Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, our board of directors, including the independent directors, determines that it would be advantageous for us to co-invest in a manner described in the Exemptive Order. Under the Exemptive Order, we may co-invest on a concurrent basis with other affiliates, unless doing so is impermissible with existing regulatory guidance, applicable regulations the conditions of the Exemptive Order and Medley's allocation procedures. See "Regulation."

Policies and Procedures for Managing Conflicts

SIC Advisors and its affiliates have both subjective and objective procedures and policies in place designed to manage the potential conflicts of interest between SIC Advisors' fiduciary obligations to us and its similar fiduciary obligations to other clients. Such policies and procedures are designed to ensure that investment opportunities that are not subject to the Exemptive Order are allocated on an alternating basis that is fair and equitable among us and their other clients. An investment opportunity that is suitable for multiple clients of Medley and its affiliates may not be capable of being shared among some or all of such clients and affiliates due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the 1940 Act. There can be no assurance that Medley's or its affiliates' efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor.

Members of SIC Advisors' Investment Team, which is provided for by Medley, have managed and will continue to manage investment vehicles with similar or overlapping investment strategies. In order to address these issues, Medley has put in place an investment allocation policy that addresses the co-investment restrictions set forth under the 1940 Act and seeks to ensure the equitable allocation of investment opportunities when we are able to co-invest with other accounts managed by Medley and affiliated advisers. In the case of a transaction that is not subject to the Exemptive Order, SIC Advisors will apply Medley's investment allocation policy. When we engage in co-investments that are permitted without exemptive relief, we will do so in a manner consistent with Medley's allocation policy. Under this allocation policy, a fixed percentage of each opportunity, which may vary based on asset class and investment objectives, among other things, will be offered to us and similar eligible accounts, as periodically determined by Medley. The allocation policy further provides that allocations among us and other accounts will generally be made pro rata based on each account's capital available for investment, as determined, in our case, by SIC Advisors. It is our policy to base our determinations as to the amount of capital available for investment on such factors as: the amount of cash on-hand, existing commitments and reserves, if any, the targeted leverage level, the targeted asset mix and diversification requirements and other investment policies and restrictions set by our board of directors or imposed by applicable laws, rules, regulations or interpretations. We expect that these determinations will be made similarly for other accounts. In situations where co-investment with other entities managed by SIC Advisors or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, SIC Advisors will need to decide whether we or such other entity or entities will proceed with the investment. SIC Advisors will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts on an alternating basis that will be fair and equitable over time.

Material Nonpublic Information

Our senior management, members of SIC Advisors' investment committee and other investment professionals from SIC Advisors may serve as directors of, or in a similar capacity with, companies in which we invest or in which we are considering making an investment. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict our ability to buy or sell the securities of such company under the policies of the company or applicable law.

Dealer Manager Agreement

We have entered into a dealer manager agreement with SC Distributors, LLC. An affiliated entity of SC Distributors, LLC has an equity interest in our Advisor and, as a result, SC Distributors may not have conducted an independent due diligence review and investigation of the type it normally performs on unaffiliated issuers.

Investment Advisory Agreement

We have entered into the Investment Advisory Agreement with SIC Advisors and pay SIC Advisors a management fee and incentive fee. The incentive fee is computed and paid on income that we may not have yet received in cash. This fee structure may create an incentive for SIC Advisors to invest in certain types of securities that may have a high degree of risk. Additionally, we rely on investment professionals from SIC Advisors to assist our board of directors with the valuation of our portfolio investments. SIC Advisors' management fee and incentive fee are based on the value of our investments and there may be a conflict of interest when personnel of SIC Advisors are involved in the valuation process for our portfolio investments. In addition, the dealer manager has a right to receive a fixed percentage of the profits generated by SIC Advisors, but otherwise has no equity interest in, or control of, SIC Advisors.

License Agreement

We have entered into a license agreement with SIC Advisors under which SIC Advisors has granted us a non-exclusive, royalty-free license to use the name "Sierra" for specified purposes in our business. Under this agreement, we will have a right to use the "Sierra" name, subject to certain conditions, for so long as SIC Advisors or one of its affiliates remains our investment advisor. Other than with respect to this limited license, we have no legal right to the "Sierra" name.

Appraisal and Compensation

Our articles of incorporation provide that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or "roll-up," an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder's pro rata share of the appraised value of our net assets.

Restrictions on Transactions with Our Advisor

We will not purchase or lease assets in which SIC Advisors or its affiliates have an interest unless (i) we disclose the terms of the transaction to our stockholders, the terms are fair to us and at a price that does not to exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC. SIC Advisors will not acquire assets from us unless approved by our stockholders and, to the extent required, by the SEC. We will not make any loans or other financing to our advisor. SIC Advisors is prohibited from commingling our funds with the funds of any other entity or person for which it provides investment advisory or other services. We are permitted to invest in general partnerships and joint ventures with affiliates of SIC Advisors and non-affiliates provided certain conditions are met.

Expense Support Agreement

On June 29, 2012, we entered into an Expense Support and Reimbursement Agreement, or the Expense Support Agreement with SIC Advisors. Pursuant to the Expense Support Agreement, SIC Advisors has agreed to reimburse us for operating expenses in an amount equal to the difference between our distributions paid to stockholders in each month, less the sum of our net investment income, our net realized capital gains and dividends paid to us from our portfolio companies during such period. ~~The terms of the Expense Support Agreement commenced as of the date that our prior registration statement was declared effective by the SEC and will continue until December 31, 2015, unless extended.~~ On April 13, 2016, the Company's board of directors approved the eighth amendment to the Expense Support Agreement. Pursuant to this amendment, the period during which SIC Advisors may reimburse the Company for operating expenses under the Expense Support Agreement has been extended to June 30, 2016. Pursuant to the amendment, effective as of April 1, 2016, SIC Advisors will make expense support payments on a discretionary basis by making an election on the last day of each month to fund an expense support payment in an amount equal to the difference between the Company's distributions paid to the Company's stockholders during such month less available operating funds received by the Company on account of its investment portfolio during such month.

Pursuant to the Expense Support Agreement, we have a conditional obligation to reimburse SIC Advisors for any amounts funded by SIC Advisors under the Expense Support Agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which SIC Advisors incurred a liability for such amount, the sum of our net investment income, net capital gains and the amount of any dividends and other distributions paid to us from our portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by us to stockholders. The purpose of the Expense Support Agreement is to cover distributions to stockholders so as to ensure that the distributions do not constitute a return of capital for GAAP purposes and to reduce operating expenses until we have raised sufficient capital to be able to absorb such expenses.

Pursuant to the Expense Support Agreement, we will reimburse our Adviser for expense support payments it previously made following any calendar quarter in which we received net investment income, net capital gains and dividends from our portfolio companies in excess of the distributions paid to stockholders during such calendar quarter, or "Excess Operating Funds". Any such reimbursement will be made within three years of the date that the expense support payment obligation was incurred by the Adviser, subject to the conditions described below. The amount of the reimbursement during any calendar quarter will equal the lesser of (i) the Excess Operating Funds received during the quarter and (ii) the aggregate amount of all expense payments made by the

Adviser that have not yet been reimbursed. In addition, we will only make reimbursement payments if our "operating expense ratio" (as described in footnote 1 to the table below) is equal to or less than our operating expense ratio at the time the corresponding expense payment was incurred and if the annualized rate of our regular cash distributions to stockholders is equal to or greater than the annualized rate of our regular cash distributions to stockholders at the time the corresponding expense payment was incurred.

The following table provides information regarding liabilities incurred by SIC Advisors pursuant to the Expense Support Agreement as well as other information relating to the Company's ability to reimburse SIC Advisors for such payments:

Quarter Ended	Amount of Expense Payment Obligation	Amount Repaid to SIC Advisors	Operating Expense Ratio[1]	Annualized Distribution Rate[2]	Eligible to be Repaid Through
June 30, 2012	$ 454,874	$ 454,874	6.13%	8.00%	June 30, 2015
September 30, 2012	437,303	437,303	4.05%	8.00%	September 30, 2015
December 31, 2012	573,733	573,733	3.91%	8.00%	December 31, 2015
March 31, 2013	685,404	~~35,028~~685,404	1.71%	8.00%	March 31, 2016
June 30, 2013	732,425	~~—~~732,425	1.00%	7.84%	June 30, 2016
September 30, 2013	1,262,848	~~—~~382,967	0.83%	7.84%	September 30, 2016
December 31, 2013	1,258,575	—	0.45%	7.84%	December 31, 2016
March 31, 2014	1,313,470	—	0.45%	7.80%	March 31, 2017
June 30, 2014	2,143,066	—	0.38%	7.80%	June 30, 2017
September 30, 2014	1,717,593	123,025	0.38%	7.77%	September 30, 2017
December 31, 2014	1,585,471	—	0.47%	8.00%	December 31, 2017
March 31, 2015	1,993,518	—	0.43%	8.00%	March 31, 2018
June 30, 2015	2,148,462	—	0.64%	8.00%	June 30, 2018
September 30, 2015	627,752	—	0.32%	8.25%	September 30, 2018
December 31, 2015	3,974,895	—	0.40%	8.65%	December 31, 2018

[1] "Operating Expense Ratio" is as of the date the expense support payment obligation was incurred by the Company's Advisor and includes all expenses borne by the Company, except for organizational and offering expenses, base management and incentive fees owed to SIC Advisors, and interest expense, as a percentage of net assets.

[2] "Annualized Distribution Rate" equals the annualized rate of distributions paid to stockholders based on the amount of the regular cash distribution paid immediately prior to the date the expense support payment obligation was incurred by SIC Advisors. "Annualized Distribution Rate" does not include special cash or stock distributions paid to stockholders.

Either we or SIC Advisors may terminate the Expense Support Agreement at any time, except that if SIC Advisors terminates the agreement, it may not terminate its obligations to provide expense support payments after the commencement of any monthly period. If we terminate the Investment Advisory Agreement, we will be required to repay SIC Advisors all expense support payments made by SIC Advisors within three years of the date of termination.

126

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

The following table sets forth information with respect to the expected beneficial ownership of our common stock as of ~~September 17, 2015[~~   ]April 28, 2016 by:

- each person known to us to be expected to beneficially own more than 5% of the outstanding shares of our common stock;

- each of our directors and each executive officers; and

- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of the offering. Percentage of beneficial ownership is based on ~~77,811,974[~~   ]89,344,354 shares of common stock outstanding as of ~~September 17, 2015[~~   ]April 28, 2016.

Name	Shares Beneficially Owned As of the date of this Prospectus	
	Number	Percentage
5% or Greater Stockholder:		
SIC Advisors LLC	1,108,144.04	~~1.4~~1.2%~~%~~
Executive Officers:[1]		
Richard T. Allorto, Jr.	—	—
Jeff Tonkel	—	—
John D. Fredericks	—	—
Dean C. Crowe	—	—
Interested Directors:[1]		
Seth Taube		~~1.4%~~
	1,108,144.04[2]	1.2%
Brook Taube	1,108,144.04[2]	~~1.4~~1.2%~~%~~
Independent Directors:[1]		
Valerie Lancaster-Beal	—	—
Stephen R. Byers	—	—
Oliver T. Kane	—	—
All officers and directors as a group (seven persons)		~~1.4%~~
	1,108,144.04	1.2%

(1) The address for all officers and directors is c/o Medley LLC, ~~375~~280 Park Ave., ~~33rd~~6th Floor East, New York, NY 10~~152~~017.

(2) The record holder of these shares is SIC Advisors. Brook Taube and Seth Taube indirectly control SIC Advisors and, as a result, may be deemed to be the beneficial owner of the shares held by SIC Advisors.

The following table sets forth, as of the date of the satisfaction of the minimum offering requirement, the dollar range of our equity securities that is expected to be beneficially owned by each of our directors.

	Dollar Range of Equity Securities Beneficially Owned[1][2][3]
Interested Directors:	
Brook Taube[4]	Over $100,000
Seth Taube[5]	Over $100,000

	Dollar Range of Equity Securities Beneficially Owned[1][2][3]
Independent Directors:	
Valerie Lancaster-Beal	None
Stephen R. Byers	None
Oliver T. Kane	None

(1) Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2) The dollar range of equities securities expected to be beneficially owned by our directors is based on an assumed offering price of $10.00 per share.

(3) The dollar range of equity securities expected to be beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

(4) Reflects the pecuniary interest of Brook Taube in the shares of our common stock held by Medley LLC and SIC Advisors.

(5) Reflects the pecuniary interest of Seth Taube in the shares of our common stock held by SIC Advisors and Medley LLC.

DISTRIBUTIONS [TBU]

We began declaring semi-monthly distributions, which are paid on a monthly basis, to our stockholders beginning in July 2012 and intend to continue declaring semi-monthly distributions to stockholders, to the extent that we have assets legally available for distribution. All distributions that we make will be at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status and other factors as our board of directors may deem to be relevant. The distributions we pay to our stockholders may exceed earnings, particularly during the period before we have substantially invested the net proceeds from this offering. The per share amount of distributions on Class A, Class T and Class I shares will differ because of different allocations of class-specific expenses. For example, distributions on Class T shares will be lower than on Class A and Class I shares because Class T shares are subject to an annual distribution fee for a period of time.

The following table reflects the cash distributions per share that we have declared or paid to our stockholders since we commenced operations in April 2012.

Record Date	Payment Date	Amount per share
July 13 and 31, 2012	August 1, 2012	$ 0.03333
August 15 and 31, 2012	September 4, 2012	0.03333
September 14 and 28, 2012	October 1, 2012	0.03333
October 15 and 30, 2012	October 31, 2012	0.03333
November 15 and 29, 2012	November 30, 2012	0.03333
December 14 and 28, 2012	December 31, 2012	0.03333
January 15 and 31, 2013	January 31, 2013	0.03333
February 15 and 28, 2013	February 28, 2013	0.03333
March 15 and 29, 2013	March 29, 2013	0.03333
April 15 and 30, 2013	April 30, 2013	0.03333
May 15 and 31, 2013	May 31, 2013	0.03333
June 14 and 28, 2013	June 28, 2013	0.03333
July 15 and 31, 2013	July 31, 2013	0.03333
August 15 and 30, 2013	August 30, 2013	0.03333
September 13 and 30, 2013	September 30, 2013	0.03333
October 15 and 31, 2013	October 31, 2013	0.03333
November 15 and 29, 2013	November 29, 2013	0.03333
December 13 and 31, 2013	December 31, 2013	0.03333
January 15 and 31, 2014	January 31, 2014	0.03333
February 14 and 28, 2014	February 28, 2014	0.03333
March 14 and 31, 2014	March 31, 2014	0.03333
April 15 and 30, 2014	April 30, 2014	0.03333
May 15 and 30, 2014	May 30, 2014	0.03333
June 13 and 30, 2014	June 30, 2014	0.03333
July 15 and 31, 2014	July 31, 2014	0.03333
August 15 and 29, 2014	August 29, 2014	0.03333
September 15 and 30, 2014	September 30, 2014	0.03333
October 15 and 31, 2014	October 31, 2014	0.03333
November 14 and 28, 2014	November 28, 2014	0.03333
December 15 and 31, 2014	December 31, 2014	0.03333
January 15 and 30, 2015	January 30, 2015	0.03333
February 13 and 27, 2015	February 27, 2015	0.03333
March 13 and 31, 2015	March 31, 2015	0.03333
April 15 and 30, 2015	April 30, 2015	0.03333
May 15 and 29, 2015	May 29, 2015	0.03333
June 15 and 30, 2015	June 30, 2015	0.03333
July 15 and 31, 2015	July 31, 2015	0.03333
August 14 and 31, 2015	August 31, 2015	0.03333
September 15 and 30, 2015	September 30, 2015	0.03333
October 15 and 30, 2015	October 30, 2015	0.03333
November 13 and 30, 2015	November 30, 2015	0.03333
December 15 and 31, 2015	December 31, 2015	0.03333
January 15 and 29, 2016	January 29, 2016	0.03333
February 12 and 29, 2016	February 29, 2016	0.03333
March 15 and 31, 2016	March 31, 2016	0.03333

From time to time, but not less than quarterly, we will review our accounts to determine whether distributions to our stockholders are appropriate. We may fund our cash distributions to stockholders from any sources of funds available to us including expense reimbursements from our Adviser that are subject to repayment to it as well as offering proceeds and borrowings. We have not established limits on the amount of funds we may use from available sources to make distributions. We expect that for a significant time after the commencement of this offering, substantially all of our distributions will result from expense support payments made by our Adviser that may be subject to repayment by us within three years. The purpose of this arrangement is to avoid such distributions being characterized as returns of capital for GAAP purposes. **We may still have distributions which could be characterized as a return of capital for tax purposes.** You should understand that any such distributions are not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such expense support payments. You should also understand that any future reimbursements to our Adviser will reduce the distributions that you would otherwise receive. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all. The Adviser has no obligation to make expense support payments pursuant to the Expense Support Agreement after ~~December 31, 2015~~~~March 31~~June 30, 2016, unless the Expense Support Agreement is extended. For the quarter ended ~~June 30~~December 31, 2015, if expense support payments of $~~1,941,494~~3,974,895 were not made by our Adviser, ~~14~~8.65% percent of the annualized distribution rate would have been a return of capital for GAAP purposes.

Our distributions may exceed our earnings, which we refer to as a return of capital, especially during the period before we have invested substantially all of the proceeds of this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. Our use of the term "return of capital" merely means distributions in excess of our earnings and as such may constitute a return on your individual investments and does not mean a return on capital. Therefore investors are advised that they should be aware of the differences with our use of the term "return of capital" and "return on capital."

On June 29, 2012, we entered into the Expense Support Agreement with SIC Advisors. Pursuant to the Expense Support Agreement, SIC Advisors has agreed to reimburse us for operating expenses in an amount equal to the difference between our distributions paid to stockholders in each month, less the sum of our net investment income, our net realized capital gains and dividends paid to us from our portfolio companies during such period. The terms of the Expense Support Agreement commenced as of the date that our prior registration statement was declared effective by the SEC and continued monthly thereafter until December 31, 2012. Since that time, the board of directors has approved amendments to the Expense Support Agreement extending its term, most recently, through ~~December 31~~June 30, 201~~5~~6. In addition, pursuant to the most recent amendment, effective as of April 1, 2016, SIC Advisors will make expense support payments on a discretionary basis by making an election on the last day of each month to fund an expense support payment in an amount equal to the difference between the Company's distributions paid to the Company's stockholders during such month less available operating funds received by the Company on account of its investment portfolio during such month.

Pursuant to the Expense Support Agreement, we have a conditional obligation to reimburse SIC Advisors for any amounts funded by SIC Advisors under the Expense Support Agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which SIC Advisors incurred a liability for such amount, the sum of our net investment income, net capital gains and the amount of any dividends and other distributions paid to us from our portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by us to stockholders. The purpose of the Expense Support Agreement is to cover distributions to stockholders so as to ensure that the distributions do not constitute a return of capital for GAAP purposes and to reduce operating expenses until we have raised sufficient capital to be able to absorb such expenses.

Either we or SIC Advisors may terminate the Expense Support Agreement at any time, except that if SIC Advisors terminates the agreement, it may not terminate its obligations to provide expense support payments after the commencement of any monthly period. If we terminate the Investment Advisory Agreement, we will be required to repay SIC Advisors all expense support payments made by SIC Advisors within three years of the date of termination.

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (*i.e.,* paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

We elected to be treated, beginning with our first taxable year subsequent to the date that we commenced investment operations, and intend to continue to qualify annually thereafter, as a RIC under the Code. To maintain RIC tax treatment, we must, among others things, distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax.

We currently intend to distribute net capital gains (*i.e.,* net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See "Tax Matters."

We have adopted an "opt-in" distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. See "Distribution Reinvestment Plan."

We are permitted to fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, and non-capital gains proceeds from the sale of assets. We have not established limits on the amount of funds we may use from available sources to make distributions. However, on June 29, 2012, we entered into the Expense Support Agreement with SIC Advisors. Pursuant to the Expense Support Agreement, the Advisor has agreed to reimburse us for operating expenses in an amount equal to the difference between our distributions paid to stockholders in each month, less the sum of our net investment income, our net realized capital gains and dividends paid to us from our portfolio companies during such period. The term of the Expense Support Agreement commenced as of the date that our prior registration statement was declared effective by the SEC and continued monthly thereafter until December 31, 2012. Since that time, the board of directors has approved amendments to the Expense Support Agreement extending its term, most recently, through December 31, 2015. As of the date hereof, no portion of the cash distributions paid to our stockholders were funded from offering proceeds or indebtedness.

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The following table reflects, for tax purposes, the sources of the cash distributions that the Company has paid on its common stock during the ~~Six Months~~years ended ~~June 30, 2015 and years ended~~December 31, 2015, 2014~~,~~ and 2013~~: and 2012: [TBU]~~

Source of Distribution	~~Six Months~~Year ended ~~June 30~~December 31, 2015		Year ended December 31, 2014		Year Ended December 31, 2013		~~Year Ended December 31, 2012~~	
	Distribution Amount	Percentage	Distribution Amount[1]	Percentage	Distribution Amount	Percentage	~~Distribution Amount~~	~~Percentage~~
Return of capital from offering proceeds	$ —	—%	$ —	—%	$ —	—%	~~$ —~~	~~—%~~
Return of capital from borrowings	—	—	—	—	—	—	~~—~~	~~—~~
Net investment income	~~25,374,463~~ ~~40,302,852~~ ~~[ ]~~40,302,852	~~100.0~~ ~~70.9~~ ~~[ ]~~ 70.9	20,880,983	72.5	6,032,061	100.0	~~637,330~~	~~100.0~~
Net realized gain	~~441,052[ ]~~ 441,052	~~—0.8~~ ~~[ ]~~0.8	1,192,159	4.2	—	—	~~—~~	~~—~~
Return of capital (other)	~~16,660,726[ ]~~ 16,060,726	~~28.3~~ ~~[ ]~~ 28.3	6,719,353	23.3	—	—	~~—~~	~~—~~
Distributions on a tax basis:	~~$25,374,46356,804,630~~ $~~[ ]~~56,804,630	100.0%	$28,792,495	100.0%	$6,032,061	100.0%	~~$ 637,330~~	~~100.0%~~

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see "Risk Factors" and "Special Note Regarding Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus.

Overview

We are an externally managed non-diversified closed-end management investment company that has elected to be treated as a BDC under the 1940 Act. We are externally managed by SIC Advisors LLC, or SIC Advisors, which is a registered investment adviser under the Advisers Act. SIC Advisors is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. In addition, we have qualified and intend to continue to qualify to be treated, for U.S. federal income tax purposes, as a RIC under subchapter M of the Code.

On April 17, 2012 we successfully reached the minimum escrow requirement and officially commenced operations by receiving gross proceeds of $10 million in exchange for 1,108,033.24 shares of our common stock sold to SIC Advisors.

Under our Investment Advisory Agreement, we pay SIC Advisors an annual management fee as well as an incentive fee based on our investment performance. Also, under the Administration Agreement, we reimburse Medley for the allocable portion of overhead and other expenses incurred by Medley Capital LLC in performing its obligations under the Administration Agreement, including our allocable portion of the costs of compensation and related expenses of our chief compliance officer, chief financial officer and their respective staffs.

We intend to meet our investment objective by primarily lending to, and investing in the debt of privately owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $1 billion. We intend to focus primarily on making investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We will originate transactions sourced through SIC Advisors' existing network, and, to a lesser extent, expect to acquire debt securities through the secondary market. We may make equity investments in companies that we believe will generate appropriate risk adjusted returns, although we do not expect such investments to be a substantial portion of our portfolio.

The level of our investment activity depends on many factors, including the amount of debt and equity capital available to prospective portfolio companies, the level of merger, acquisition and refinancing activity for such companies, the availability of credit to finance transactions, the general economic environment and the competitive environment for the types of investments we make. Based on prevailing market conditions, we anticipate that we will invest the proceeds from each subscription closing generally within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objectives and strategies. Any distributions we make during such period may be substantially lower than the distributions that we expect to pay when our portfolio is fully invested.

Portfolio and Investment Activity

As of December 31, 2015, our investment portfolio consisted of investments in 89 portfolio companies with a fair value of $907.4 million, and was comprised of 56.1% Senior Secured first lien term loans, 31.4% Senior Secured second lien term loans, 7.5% Senior Secured first lien notes, 3.6% Sierra Senior Loan Strategy JV I LLC and 1.4% warrants and equity.

As of December 31, 2014, our investment portfolio consisted of investments in 73 portfolio companies with a fair value of $616.9 million, and was comprised of 54.3% Senior Secured first lien term loans, 35.9% Senior Secured second lien term loans, 8.7% Senior Secured first lien notes, 0.2% Senior Secured second lien notes, 0.5% preferred equity, and 0.4% warrants.

As of December 31, 2015, our income-bearing investment portfolio, which represented 95.1% of our total portfolio, had a weighted average yield based upon the cost of our portfolio investments of approximately 9.4%, and 12.9% of our income-bearing portfolio bore interest based on fixed rates, and 87.1% of our income-bearing portfolio bore interest on floating rates, such as LIBOR.

As of December 31, 2014, our income-bearing investment portfolio, which represented 99.6% of our total portfolio, had a weighted average yield based upon the cost of our portfolio investments of approximately 9.1%, and 10.0% of our income-bearing portfolio bore interest based on fixed rates, and 90.0% of our income-bearing portfolio bore interest on floating rates, such as LIBOR.

For the year ended December 31, 2015, we invested $493.9 of principal in directly originated transactions across 34 portfolio companies and $31.0 million of principal in syndicated transactions across 5 portfolio companies. As of December 31, 2015, the investment portfolio was comprised of $830.4 million of principal in directly originated transactions across 66 portfolio companies and $124.6 million of principal in syndicated transactions across 23 portfolio companies. The following table summarizes the amortized cost and the fair value of our investment portfolio not including cash and cash equivalents as of December 31, 2015:

	Amortized Cost	Percentage	Value	Percentage
Senior secured first lien term loans	$538,120,165	56.1	$514,638,093	56.7
Senior secured second lien term loans	$300,961,738	31.4	$278,645,462	30.7
Senior secured first lien notes	72,512,631	7.5	66,472,862	7.3
Sierra Senior Loan Strategy JV I LLC	34,272,500	3.6	34,362,191	3.8
Warrants/Equity	13,545,553	1.4	13,243,836	1.5
Total	$959,412,587	100.0%	$907,362,444	100.0%

The following table summarizes the amortized cost and the fair value of investments, not including cash and cash equivalents as of December 31, 2014:

	Amortized Cost	Percentage	Value	Percentage
Senior secured first lien term loans	$335,675,585	54.0%	$335,182,650	54.3%
Senior secured second lien term loans	223,990,513	36.1	221,863,203	35.9
Senior secured first lien notes	55,380,821	8.9	53,699,500	8.7
Senior secured second lien notes	986,238	0.2	1,008,274	0.2
Warrants/Equity	4,935,360	0.8	5,161,466	0.9
Total	$620,968,517	100.0%	$616,915,093	100.0%

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The weighted average current yield to maturity, including the yield of cash collateral on total return swap, based on fair value at December 31, 2015 was as follows:

	Percentage of Total Investments	Weighted Average Current Yield for Total Investments
Senior Secured First Lien Term Loans	55.0%	11.1%
Senior Secured First Lien Notes	32.4	13.3
Senior Secured Second Lien Term Loans	7.3	11.9
Sierra Senior Loan Strategy JV I LLC	3.8	5.4
Equity/Warrants	1.5	13.6
Total	100.0%	11.5%

The following table shows the portfolio composition by industry grouping, including the TRS underlying loans, based on fair value at December 31, 2015:

	Investments at Fair Value[1]	Percentage of Total Portfolio [1]	Value of TRS Underlying Loans	Percentage of TRS Underlying Loans	Total Investments at Fair Value including the value of TRS Underlying Loans	Percentage of Total Portfolio Including the value of TRS Underlying Loans
Services: Business	$158,521,476	17.5%	$15,194,373	8.5%	$173,715,849	16.0%
Hotel, Gaming & Leisure	75,913,663	8.4%	29,906,528	16.7%	105,820,191	9.7%
Automotive	88,543,148	9.8%	—	0.0%	88,543,148	8.2%
High Tech Industries	66,253,186	7.3%	16,948,017	9.5%	83,201,203	7.7%
Banking, Finance, Insurance & Real Estate	67,384,528	7.4%	8,315,423	4.7%	75,699,951	7.0%
Construction & Building	57,914,053	6.4%	3,205,125	1.8%	61,119,178	5.6%
Retail	57,645,912	6.3%	3,376,088	1.9%	61,022,000	5.6%
Aerospace & Defense	51,868,704	5.7%	4,597,884	2.6%	56,466,587	5.2%
Healthcare & Pharmaceuticals	46,118,747	5.1%	—	0.0%	46,118,747	4.2%
Media: Advertising, Printing & Publishing	24,572,808	2.7%	20,326,577	11.4%	44,899,385	4.1%
Telecommunications	30,687,067	3.4%	8,080,376	4.5%	38,767,443	3.6%
Multi-Sector Holdings	34,362,191	3.8%	—	0.0%	34,362,191	3.2%
Wholesale	33,495,926	3.7%	—	0.0%	33,495,926	3.1%
Capital Equipment	14,479,785	1.6%	18,022,877	10.1%	32,502,662	3.0%
Metals & Mining	19,383,182	2.1%	8,700,000	4.9%	28,083,182	2.6%
Energy: Oil & Gas	25,360,825	2.8%	2,451,826	1.4%	27,812,651	2.6%
Transportation: Cargo	11,993,622	1.3%	12,102,615	6.8%	24,096,237	2.2%
Media: Broadcasting & Subscription	16,358,521	1.8%	—	0.0%	16,358,521	1.5%
Services: Consumer	6,348,660	0.7%	8,783,745	4.9%	15,132,405	1.4%
Containers, Packaging & Glass	—	0.0%	14,627,000	8.2%	14,627,000	1.3%
Beverage & Food	8,893,800	1.0%	—	0.0%	8,893,800	0.8%

	Investments at Fair Value[1]	Percentage of Total Portfolio [1]	Value of TRS Underlying Loans	Percentage of TRS Underlying Loans	Total Investments at Fair Value including the value of TRS Underlying Loans	Percentage of Total Portfolio Including the value of TRS Underlying Loans
Media: Diversified & Production	$ 7,222,625	0.8%	$ —	0.0%	$ 7,222,625	0.7%
Consumer goods: Non-durable		0.0%	4,094,175	2.3%	4,094,175	0.4%
Chemicals, Plastics & Rubber	4,040,015	0.4%	—	0.0%	4,040,015	0.4%
Total	$907,362,444	100.0%	$178,732,629	100.0%	$1,086,095,073	100.0%

_____

(1)   Does not include TRS underlying loans

     SIC Advisors regularly assesses the risk profile of our portfolio investments and rates each of them based on the categories set forth below, which we refer to as SIC Advisors' investment credit rating. Credit Ratings are assigned to each of the investments in our portfolio that are directly held by the Company, but exclude any off-balance sheet interests of the Company, such as the loans underlying the TRS.:

Credit Rating	Definition
1	Investments that are performing above expectations.
2	Investments that are performing within expectations, with risks that are neutral or favorable compared to risks at the time of origination or purchase. All new loans are rated '2'.
3	Investments that are performing below expectations and that require closer monitoring, but where no loss of interest, dividend or principal is expected. Companies rated '3' may be out of compliance with financial covenants, however, loan payments are generally not past due.
4	Investments that are performing below expectations and for which risk has increased materially since origination or purchase. Some loss of interest or dividend is expected, but no loss of principal. In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due (but generally not more than 180 days past due).
5	Investments that are performing substantially below expectations and whose risks have increased substantially since origination or purchase. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. Some loss of principal is expected.

     The following table shows the distribution of our investment portfolio, not including cash and cash equivalents, on the 1 to 5 investment performance rating scale at fair value as of:

	December 31, 2015		December 31, 2014	
Investment Performance Rating	Investments at Fair Value	Percentage	Investments at Fair Value	Percentage
1	$ 20,205,473	2.2%	$ —	1.6%
2	839,707,875	92.6	616,677,442	98.2
3	43,643,216	4.8	—	—
4	144,856	0.0	—	—
5	3,661,024	0.4	237,651	0.2
Total	$907,362,444	100.0%	$616,915,093	100.0%

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Results of Operations

Operating results for the years ended December 31, 2015, 2014 and 2013 are as follows:

	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Total investment income	$ 85,639,700	$ 39,391,455	$ 8,007,002
Total expenses, net	39,139,197	19,825,040	2,663,457
Net investment income/(loss)	46,500,503	19,566,415	5,343,545
Net realized gain/(loss) from investments	11,309,852	7,011,513	97,424
Net unrealized gain/(loss) on investments and total return swap	(67,710,941)	(12,525,678)	839,817
Change in Provision for deferred taxes on unrealized gain on investments	(212,227)	—	—
Net increase/(decrease) in net assets resulting from operations	$ (10,112,813)	$ 14,052,250	$ 6,280,786

Investment Income

For the year ended December 31, 2015, investment income totaled $85,639,700, of which $74,986,370 was attributable to portfolio interest, $10,651,257 was attributable to other fee income, and $2,073 to interest from cash and cash equivalents.

For the year ended December 31, 2014, investment income totaled $39,391,455, of which $31,447,370 was attributable to portfolio interest, $7,943,860 was attributable to other fee income, and $225 to interest from cash and cash equivalents.

For the year ended December 31, 2013, investment income totaled $8,007,002, of which $7,386,700 was attributable to portfolio interest, $619,861 was attributable to other fee income, and $441 to interest from cash and cash equivalents.

Operating Expenses

Operating expenses for the year ended December 31, 2015, 2014 and 2013, respectively, were as follows:

	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Base management fees	$ 17,234,293	$ 8,976,657	$ 1,906,386
Organizational and offering costs reimbursed to an affiliate	443,687	4,640,250	1,761,943
Interest and financing expenses	9,962,405	3,138,389	215,059
General and administrative expenses	4,503,310	3,119,964	987,632
Offering costs	4,208,013	2,355,985	—
Professional fees	2,374,675	1,698,537	956,114
Administrator Expenses	2,261,789	1,300,971	592,585
Provisional incentive fees	4,434,352	(183,617)	182,989
Expenses before expense reimbursement	$ 45,422,524	$ 25,047,136	$ 6,602,708

Expense Support and Reimbursement Agreement

On June 29, 2012, the Company entered into an Expense Support and Reimbursement Agreement with SIC Advisors (the "Expense Support Agreement"). Pursuant to the Expense Support Agreement, SIC Advisors has

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agreed to reimburse the Company for operating expenses in an amount equal to the difference between distributions paid to the Company's stockholders in each month, less the sum of the Company's net investment income, the Company's net realized capital gains and dividends paid to the Company from its portfolio companies during such period ("Expense Support Reimbursement"). To the extent that no dividends or other distributions are paid to the Company's stockholders in any given month, then the Expense Support Reimbursement for such month shall be equal to such amount necessary in order for Available Operating Funds for the month to equal zero. The terms of the Expense Support Agreement commenced as of the date that the Company's registration statement was declared effective by the SEC and continued monthly thereafter until December 31, 2012. Subsequently, the Company's board of directors approved amendments to the Expense Support Agreement that extended the term from December 31, 2012 to ~~March 31~~June 30, 2016.

Pursuant to the Expense Support Agreement, the Company has a conditional obligation to reimburse SIC Advisors for any amounts funded by SIC Advisors under the Expense Support Agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which SIC Advisors incurred a liability for such amount, the sum of the Company's net investment income, the Company's net capital gains and the amount of any dividends and other distributions paid to the Company from its portfolio companies (to the extent not included in net investment income or net capital gains for tax purposes) exceeds the distributions paid by the Company to stockholders. The purpose of the Expense Support Agreement is to avoid such distributions being characterized as returns of capital for GAAP purposes and to reduce operating expenses until the Company has raised sufficient capital to be able to absorb such expenses.

Pursuant to the Expense Support Agreement, the Company will reimburse SIC Advisors for expense support payments it previously made following any calendar quarter in which the Company received net investment income, net capital gains and dividends from its portfolio companies in excess of the distributions paid to the Company's stockholders during such calendar quarter (the "Excess Operating Funds"). Any such reimbursement will be made within three years of the date that the expense support payment obligation was incurred by SIC Advisors, subject to the conditions described below. The amount of the reimbursement during any calendar quarter will equal the lesser of (i) the Excess Operating Funds received during the quarter and (ii) the aggregate amount of all expense payments made by SIC Advisors that have not yet been reimbursed. In addition, the Company will only make reimbursement payments if its "operating expense ratio" (as described in footnote 1 to the table below) is equal to or less than its operating expense ratio at the time the corresponding expense payment was incurred and if the annualized rate of its regular cash distributions to the Company's stockholders is equal to or greater than the annualized rate of the Company's regular cash distributions to stockholders at the time the corresponding expense payment was incurred.

As of December 31, 2015, we recorded $7,314,867 in our consolidated statement of assets and liabilities as due from affiliate relating to the Expense Support and Reimbursement Agreement. For the year ended December 31, 2015, we recorded a net expense support reimbursement of $6,283,327 on the consolidated statement of operations. Expense reimbursements to SIC Advisors will be accrued as they become probable and estimable. For the year ended December 31, 2015 gross expenses before expense reimbursement from SIC Advisors pursuant to the Expense Support and Reimbursement Agreement was $45,422,524 and net expenses after taking into account the expense reimbursement from SIC Advisors, was $39,139,197.

As of December 31, 2014, we recorded $6,995,930 in our consolidated statement of assets and liabilities as due from affiliate relating to the Expense Support and Reimbursement Agreement. For the year ended December 31, 2014, we recorded a net expense support reimbursement of $5,222,096 on the consolidated statement of operations. Expense reimbursements to SIC Advisors will be accrued as they become probable and estimable. For the year ended December 31, 2014 gross expenses before expense reimbursement from SIC Advisors pursuant to the Expense Support and Reimbursement Agreement was $25,047,136 and net expenses after taking into account the expense reimbursement from SIC Advisors, was $19,825,040.

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Net Realized Gains/Losses from Investments

We measure realized gains or losses by the difference between the net proceeds from the disposition and the amortized cost basis of an investment, without regard to unrealized gains or losses previously recognized.

During the years ended December 31, 2015, 2014 and 2013 we recognized $11,309,852, $7,011,513 and $97,424 respectively, in net realized gains on total investments.

Net Unrealized Appreciation/Depreciation on Investments

Net change in unrealized appreciation on investments reflects the net change in the fair value of our total investments. For the year ended December 31, 2015 and 2014 we had unrealized depreciation of $67,923,168 and $12,525,678 respectively, on total investments. For the year ended December 31, 2013, we had unrealized appreciation of $839,817 on our portfolio investments.

Changes in Net Assets from Operations

For the year ended December 31, 2015, we recorded a net decrease in net assets resulting from operations of $10,112,813 versus a net increase in net assets resulting from operations of $14,052,250 for the year ended December 31, 2014. Based on 70,648,292 and 35,425,825 weighted average common shares outstanding for the years ended December 31, 2015 and 2014, respectively, our per share net decrease in net assets resulting from operations was $0.14 for the year ended December 31, 2015 versus a per share net increase in net assets from operations of $0.40 for the year ended December 31, 2014.

For the year ended December 31, 2014, we recorded a net increase in net assets resulting from operations of $14,052,250 versus a net increase in net assets resulting from operations of $6,280,786 for the year ended December 31, 2013. Based on 35,425,825 and 7,426,660 weighted average common shares outstanding for the years ended December 31, 2014 and 2013, respectively, our per share net increase in net assets resulting from operations was $0.40 for the year ended December 31, 2014 versus a per share net increase in net assets from operations of $0.85 for the year ended December 31, 2013.

Financial Condition, Liquidity and Capital Resources

As a BDC, we distribute substantially all of our net income to our stockholders and have an ongoing need to raise additional capital for investment purposes. To fund growth, we have a number of alternatives available to increase capital; including raising equity, increasing debt, and funding from operational cash flow.

Our liquidity and capital resources have been generated primarily from the net proceeds of our public offering of common stock.

As of December 31, 2015 and 2014, we had $93.7 million and $65.7 million respectively, in cash and cash equivalents. In the future, we may generate cash from future offerings of securities, future borrowings and cash flows from operations, including interest earned from the temporary investment of cash in U.S. government securities and other high-quality debt investments that mature in one year or less. Our primary use of funds is investments in our targeted asset classes, cash distributions to our stockholders, and other general corporate purposes.

In order to satisfy the Code requirements applicable to a RIC, we intend to distribute to our stockholders substantially all of our taxable income, but we may also elect to periodically spillover certain excess undistributed taxable income from one tax year into the next tax year. In addition, as a BDC, we generally are required to meet a coverage ratio of total assets to total senior securities, which include borrowings and any preferred stock we may issue in the future, of at least 200%. This requirement limits the amount that we may borrow.

On December 4, 2013, we entered into a three-year senior secured syndicated revolving credit facility with a one-year term out period (the "ING Facility") pursuant to a Senior Secured Revolving Credit Agreement (the "Revolving Credit Agreement") with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent. The ING Facility matures on December 4, 2017 and is secured by substantially all of our assets, subject to certain exclusions as further set forth in a Guarantee, Pledge and Security Agreement (the "Security Agreement") entered into in connection with the Revolving Credit Agreement, among us, the Subsidiary Guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent. The ING Facility also includes usual and customary representations, covenants and events of default for senior secured revolving credit facilities of this nature.

On November 24, 2014 the Company entered into Amendment No. 3 to the Revolving Credit Agreement, or the Amended Revolving Facility, with certain lenders a party thereto and ING Capital LLC, as administrative agent. The Amended Revolving Facility modifies certain provisions of the Company's existing Revolving Credit Agreement. The Amended Revolving Facility was amended to, among other things, increase the maximum amount of the accordion feature which permits subsequent increases in commitments under the Amended Revolving Facility to $500 million. Borrowings under the Amended Revolving Facility are subject to, among other things, a minimum borrowing/collateral base and substantially all of the Company's assets are pledged as collateral under the Amended Revolving Facility. As of December 31, 2015, our borrowings under the ING Facility totaled $145,000,000 and were recorded as part of revolving credit facility payable on our consolidated statements of assets and liabilities.

On July 23, 2014, our wholly-owned, special purpose financing subsidiary, Alpine Funding LLC ("Alpine"), entered into a revolving credit facility (the "Alpine Credit Facility") pursuant to a Loan Agreement with JPMorgan Chase Bank, National Association ("JPMorgan"), as administrative agent and lender, the Financing Providers from time to time party thereto, SIC Advisors LLC, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto (the "Loan Agreement"). Alpine's obligations to JPMorgan under the Alpine Credit Facility are secured by a first priority security interest in substantially all of the assets of Alpine, including its portfolio of loans. The obligations of Alpine under the Alpine Credit Facility are non-recourse to the Company.

Borrowings under the Alpine Credit Facility are subject to compliance with a net asset value coverage ratio with respect to the current value of Alpine's portfolio and various eligibility criteria must be satisfied with respect to the initial acquisition of each loan in Alpine's portfolio. Any amounts borrowed under the Alpine Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on July 23, 2019. As of December 31, 2015, Alpine's borrowings under the Alpine Credit Facility totaled $240,000,000 and were recorded as part of revolving credit facility payable on our consolidated statements of assets and liabilities.

Contractual Obligations

We have entered into certain contracts under which we have material future commitments. On April 5, 2012, we entered into the Investment Advisory Agreement with SIC Advisors in accordance with the 1940 Act. The Investment Advisory Agreement became effective as of April 17, 2012, the date that we met the minimum offering requirement. Pursuant to the 1940 Act, the initial term of the Investment Advisory Agreement was for two years from its effective date, with one-year renewals subject to approval by our board of directors, a majority of whom must be independent directors. On March 2, 2016, the board of directors approved the renewal of the Investment Advisory Agreement for an additional one-year term at an in-person meeting. SIC Advisors serves as our investment advisor in accordance with the terms of the Investment Advisory Agreement. Payments under our Investment Advisory Agreement in each reporting period consist of (i) a management fee equal to a percentage of the value of our gross assets and (ii) an incentive fee based on our performance.

On April 5, 2012, we entered into the Administration Agreement with Medley Capital LLC with an initial term of two years, pursuant to which Medley Capital LLC furnishes us with administrative services necessary to conduct our day-to-day operations. On March 2, 2016, the board of directors approved the renewal of the Administration Agreement for an additional one-year term at an in-person meeting. Medley Capital LLC is reimbursed for administrative expenses it incurs on our behalf in performing its obligations. Such costs are reasonably allocated to us on the basis of assets, revenues, time records or other reasonable methods. We do not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC.

If any of our contractual obligations discussed above are terminated, our costs may increase under any new agreements that we enter into as replacements. We would also likely incur expenses in locating alternative parties to provide the services we expect to receive under the investment advisory agreement and administration agreement. Any new investment advisory agreement would also be subject to approval by our stockholders.

Off-Balance Sheet Arrangements

On August 27, 2013, Arbor Funding LLC ("Arbor"), a wholly-owned financing subsidiary of the Company, entered into a total return swap ("TRS") with Citibank, N.A. ("Citibank").

On June 8, 2015, the Company, through Arbor Funding LLC, or Arbor, its wholly-owned financing subsidiary, entered into the Third Amended and Restated Confirmation Letter Agreement, or the Third Amended Confirmation Agreement with Citibank initially entered into on August 27, 2013, and amended and restated on March 21, 2014 and July 23, 2014, relating to a total return swap, or TRS, for senior secured floating rate loans. The TRS with Citi enables the Company, through Arbor, to obtain the economic benefit of the loans subject to the TRS, despite the fact that such loans will not be directly held or otherwise owned by the Company or Arbor, in return for an interest-type payment to Citi. The Third Amended Confirmation Agreement reduces the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $350,000,000 to $300,000,000. Other than the foregoing, the Third Amended Confirmation Agreement did not change any of the other terms of the TRS.

The TRS with Citibank enables Arbor to obtain the economic benefit of the loans underlying the TRS, despite the fact that such loans will not be directly held or otherwise owned by Arbor, in return for an interest-type payment to Citibank. Accordingly, the TRS is analogous to Arbor utilizing leverage to acquire loans and incurring an interest expense to a lender.

SIC Advisors acts as the investment manager of Arbor and has discretion over the composition of the basket of loans underlying the TRS. The terms of the TRS are governed by an ISDA 2002 Master Agreement, the Schedule thereto and Credit Support Annex to such Schedule, and the Confirmation exchanged thereunder, between Arbor and Citibank, which collectively establish the TRS, and are collectively referred to herein as the "TRS Agreement".

Our derivative asset from Citibank, net of amounts available for offset under a master netting agreement as of December 31, 2015 was $1,493,253, which is recorded on the consolidated statements of assets and liabilities as receivable due on total return swap.

Transactions in total return swap contracts during the year ended December 31, 2015 were $11.6 million in realized gains and $19.7 million in unrealized losses, which is recorded on the consolidated statements of operations.

For the year ended December 31, 2015, the average notional par amount of total return swap contracts was $222.6 million.

On March 27, 2015, Sierra Income Corporation and Great American Life Insurance Company ("GALIC") entered into a limited liability company operating agreement to co-manage Sierra Senior Loan Strategy JV I LLC

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("Sierra JV"). Sierra Income Corporation and GALIC have committed to provide $100 million of equity to Sierra JV, with the Sierra Income Corporation providing $87.5 million and GALIC providing $12.5 million. Sierra JV commenced operations on July 15, 2015. On August 4, 2015, Sierra JV entered into a senior secured revolving credit facility (the "JV Facility") led by Credit Suisse, AG with initial commitments of $100 million. As of December 31, 2015, there was $52.7 million outstanding under the JV Facility and the Sierra JV had total assets at fair value of $102.3 million. As of December 31, 2015, Sierra JV's portfolio was comprised of senior secured first lien loans to 17 different borrowers with no loans on non-accrual status.

Sierra Income Corporation has determined that Sierra JV is an investment company under ASC 946, however in accordance with such guidance, Sierra Income Corporation will generally not consolidate its investment in a company other than a wholly owned investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, Sierra Income Corporation does not consolidate its interest in Sierra JV.

Distributions

We have elected and intend to continue to qualify to be treated, for U.S. federal income tax purposes, as a RIC under subchapter M of the Code. To obtain and maintain RIC tax treatment, we must, among others things, distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders. In order to avoid certain U.S. federal excise taxes imposed on RICs, we must distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax.

While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

We currently intend to distribute net capital gains (*i.e.,* net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will continue to achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

Subject to our board of directors' discretion and applicable legal restrictions, we expect to authorize and pay monthly distributions to our stockholders. Any distributions to our stockholders will be declared out of assets legally available for distribution. We expect to continue making monthly distributions unless our results of operations, our general financial condition, general economic conditions, or other factors prohibit us from doing so. From time to time, but not less than quarterly, we will review our accounts to determine whether distributions to our stockholders are appropriate. We have not established limits on the amount of funds we may use from available sources to make distributions. We expect that for a significant time after the commencement of our offering, a portion of our distributions may result from expense support payments made by SIC Advisors that may be subject to repayment by us within three years. The purpose of this arrangement is to avoid such distributions being characterized as returns of capital for GAAP purposes. We may still have distributions which

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could be characterized as a return of capital for tax purposes. Such distributions are not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or SIC Advisors continues to make Expense Support Payments under the Expense Support Agreement. Any future reimbursements to SIC Advisors will reduce the distributions that may otherwise be available for distribution to stockholders. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all. SIC Advisors has no obligation to make Expense Support Payments pursuant to the Expense Support Agreement after March 31, 2016, unless the Expense Support Agreement is extended. For the year ended December 31, 2015 and 2014 if net Expense Support Payments of $6,283,327 and 5,222,096 were not made by SIC Advisors, approximately 11% and 18% of the distributions would have been a return of capital for GAAP purposes, respectively.

Our distributions may exceed our earnings, which we refer to as a return of capital, especially during the period before we have invested substantially all of the proceeds of our offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. Our use of the term "return of capital" merely means distributions in excess of our earnings and as such may constitute a return on your individual investments and does not mean a return on capital. Therefore stockholders are advised that they should be aware of the differences with our use of the term "return of capital" and "return on capital."

The following table reflects the cash distributions per share that we have declared or paid to our stockholders for the years ended December 31, 2015, 2014 and 2013. Stockholders of record as of each respective record date were entitled to receive the distribution.

Record Date	Payment Date	Amount per share
January 15 and 31, 2013	January 31, 2013	0.03333
February 15 and 28, 2013	February 28, 2013	0.03333
March 15 and 29, 2013	March 29, 2013	0.03333
April 15 and 30, 2013	April 30, 2013	0.03333
May 15 and 31, 2013	May 31, 2013	0.03333
June 14 and 28, 2013	June 28, 2013	0.03333
July 15 and 31, 2013	July 31, 2013	0.03333
August 15 and 30, 2013	August 30, 2013	0.03333
September 13 and 30, 2013	September 30, 2013	0.03333
October 15 and 31, 2013	October 31, 2013	0.03333
November 15 and 29, 2013	November 29, 2013	0.03333
December 13 and 31, 2013	December 31, 2013	0.03333
January 15 and 31, 2014	January 31, 2014	0.03333
February 14 and 28, 2014	February 28, 2014	0.03333
March 14 and 31, 2014	March 31, 2014	0.03333
April 15 and 30, 2014	April 30, 2014	0.03333
May 15 and 30, 2014	May 30, 2014	0.03333
June 13 and 30, 2014	September 30, 2014	0.03333
July 15 and July 31, 2014	July 31, 2014	0.03333
August 15 and August 29, 2014	August 29, 2014	0.03333
September 15 and September 30, 2014	September 30, 2014	0.03333
October 15 and October 31, 2014	October 31, 2014	0.03333
November 14 and 28, 2014	November 28, 2014	0.03333
December 15 and 31, 2014	December 31, 2014	0.03333
January 15 and 30, 2015	January 30, 2015	0.03333
February 13 and 27, 2015	February 27, 2015	0.03333
March 13 and 31, 2015	March 31, 2015	0.03333
April 15 and 30, 2015	April 30, 2015	0.03333
May 15 and 29, 2015	May 29, 2015	0.03333
June 15 and 30, 2015	June 30, 2015	0.03333
July 15 and 31, 2015	July 31, 2015	0.03333

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Record Date	Payment Date	Amount per share
August 14 and 31, 2015	August 31, 2015	0.03333
September 15 and 30, 2015	September 30, 2015	0.03333
October 15 and 30, 2015	October 30, 2015	0.03333
November 13 and 30, 2015	November 30, 2015	0.03333
December 15 and 31, 2015	December 31, 2015	0.03333
January 15 and 29, 2016	January 29, 2016	0.03333
February 12 and 29, 2016	February 29, 2016	0.03333
March 15 and 31, 2016	March 31, 2016	0.03333

We have adopted an "opt in" distribution reinvestment plan pursuant to which our common stockholders may elect to have the full amount of any cash distributions reinvested in additional shares of our common stock. As a result, if we declare a cash distribution, stockholders that have "opted in" to our distribution reinvestment plan will have their distribution automatically reinvested in additional shares of our common stock rather than receiving cash dividends. Stockholders who receive distributions in the form of shares of common stock will be subject to the same federal, state and local tax consequences as if they received cash distributions.

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (*i.e.,* paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to our stockholders. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

Related Party Transactions

On October 19, 2011, SIC Advisors entered into a subscription agreement to purchase 110.80 shares of common stock for cash consideration of $1,000. The consideration represents $9.025 per share.

On April 17, 2012, SIC Advisors purchased 1,108,033.24 shares of our common stock for aggregate gross proceeds of $10,000,000. The consideration represents $9.025 per share.

We have entered into an Investment Advisory Agreement and Expense Support and Reimbursement Agreement with SIC Advisors in which our senior management holds an equity interest. Members of our senior management also serve as principals of other investment managers affiliated with SIC Advisors that do, and may in the future, manage investment funds, accounts or other investment vehicles with investment objectives similar to ours.

We have entered into an Administration Agreement with Medley Capital LLC, pursuant to which Medley Capital LLC furnishes us with administrative services necessary to conduct our day-to-day operations. Medley Capital LLC is reimbursed for administrative expenses it incurs on our behalf. We do not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC. Medley Capital LLC is an affiliate of SIC Advisors.

We have entered into a dealer manager agreement with SC Distributors, LLC who receives a dealer manager fee of up to 2.75% of gross proceeds raised in the offering. An affiliated entity of SC Distributors, LLC owns an equity interest in SIC Advisors, which provides the right to receive a fixed percentage of the management fees received by SIC Advisors.

We have entered into a license agreement with SIC Advisors under which SIC Advisors has agreed to grant us a non-exclusive, royalty-free license to use the name "Sierra" for specified purposes in our business. Under this agreement, we will have a right to use the "Sierra" name, subject to certain conditions, for so long as SIC

Advisors or one of its affiliates remains our investment advisor. Other than with respect to this limited license, we will have no legal right to the "Sierra" name.

Management Fee

We pay SIC Advisors a fee for its services under the Investment Advisory Agreement. The fee consists of two components: a base management fee and an incentive fee.

The base management fee is calculated at an annual rate of 1.75% of our gross assets and is payable quarterly in arrears. The incentive fee consists of:

- An incentive fee on net investment income ("subordinated incentive fee on income") is calculated and payable quarterly in arrears and is based upon pre-incentive fee net investment income for the immediately preceding quarter. No subordinated incentive fee on income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed a quarterly return to stockholders of 1.75% per quarter on the Company's net assets at the end of the immediately preceding fiscal quarter, or the preferred quarterly return. All pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 2.1875% of net assets at the end of the immediately preceding fiscal quarter in any quarter, will be payable to SIC Advisors. The Company refers to this portion of its subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on pre-incentive fee net investment income when pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter in any quarter. For any quarter in which the Company's pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter, the subordinated incentive fee on income shall equal 20% of the amount of pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.

- A capital gains incentive fee will be earned on realized investments and shall be payable in arrears as of the end of each calendar year during which the IAA is in effect. If the IAA is terminated, the fee will become payable as of the effective date of such termination. The capital gains incentive fee is based on our realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, which we refer to as "net realized capital gains." The capital gains incentive fee equals' 20% of net realized capital gains, less the aggregate amount of any previously paid capital gains incentive fee.

Under the terms of the investment advisory agreement, SIC Advisors ~~bears~~ was responsible for bearing all organization and offering expenses on our behalf until such time that we raised $300 million in gross proceeds. Since June 2, 2014, the date that we raised $300 million in gross proceeds in connection with the sale of shares of our common stock, SIC Advisors has no longer been obligated to bear, pay or otherwise be responsible for any ongoing organization and offering expenses on our behalf, and we have been responsible for paying or otherwise incurring all such organization and offering expenses. Pursuant to the terms of the Investment Advisory Agreement, we have agreed to reimburse SIC Advisors for any such organizational and offering expenses incurred by SIC Advisors not to exceed 1.25% of the gross subscriptions raised by us over the course of the offering period, which was initially scheduled to terminate two years from the initial offering date, unless extended. At a meeting held on March 4, 2015, our board of directors approved an extension of our offering for an additional year, which will expire on April 17, 2016. Most recently, at a meeting held on March 2, 2016, our board of directors approved another extension of our offering for an additional year, which will extend the offering through April 17, 2017, unless further extended. Notwithstanding the foregoing, in the event that organizational and offering expenses, together with sales commissions, the dealer manager fee and any discounts paid to members of the Financial Industry Regulatory Authority, exceed 15% of the gross proceeds from the sale of shares of our common stock pursuant to our registration statement or otherwise at the time of the completion of our offering, then SIC Advisors shall be required to pay or, if already paid by us, reimburse us for amounts exceeding such 15% limit.

Critical Accounting Policies

This discussion of our expected operating plans is based upon our expected consolidated financial statements, which will be prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements will require our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. In addition to the discussion below, we will describe our critical accounting policies in the notes to our future consolidated financial statements.

Valuation of Investments

The Company applies fair value accounting to all of its financial instruments in accordance with the 1940 Act and ASC Topic 820 — Fair Value Measurements and Disclosures ("ASC 820"). ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, the Company has categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as identified below and discussed in Note 4.

- Level 1 — Quoted prices are available in active markets for identical investments as of the reporting date. Publicly listed equities and publicly listed derivatives will be included in Level 1. In addition, securities sold, but not yet purchased and call options will be included in Level 1. We will not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably affect the quoted price.

- Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. In certain cases, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments, and various relationships between investments. Investments which are generally expected to be included in this category include corporate bonds and loans, convertible debt indexed to publicly listed securities, and certain over-the-counter derivatives.

- Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation. Investments that are expected to be included in this category are our private portfolio companies.

Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Company's own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. We weight the use of third-party broker quotes, if any, in determining fair value based on our understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for which market quotations are not readily available are valued at fair value as determined by the Company's board of directors based upon input from management and third party valuation firms. Because these investments are illiquid and because there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.

The Company uses third-party valuation firms to assist the board of directors in the valuation of its portfolio investments. The valuation reports generated by the third-party valuation firms consider the evaluation of financing and sale transactions with third parties, expected cash flows and market based information, including comparable transactions, performance multiples, and movement in yields of debt instruments, among other factors. Based on market data obtained from the third-party valuation firms, the Company uses a combined market yield analysis and an enterprise model of valuation. In applying the market yield analysis, the value of the Company's loans is determined based upon inputs such as the coupon rate, current market yield, interest rate spreads of similar securities, the stated value of the loan, and the length to maturity. In applying the enterprise model, the Company uses a waterfall analysis which takes into account the specific capital structure of the borrower and the related seniority of the instruments within the borrower's capital structure into consideration. To estimate the enterprise value of the portfolio company, we weigh some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing investments may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third party valuations of the portfolio company, considering offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company. For non-performing investments, we may estimate the liquidation or collateral value of the portfolio company's assets and liabilities using an expected recovery model. We may estimate the fair value of warrants based on a model such as the Black-Scholes model or simulation models or a combination thereof.

The Company undertakes a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

- the Company's quarterly valuation process begins with each portfolio investment being initially valued by the investment professionals responsible for monitoring the portfolio investment;

- conclusions are then documented and discussed with senior management; and

- an independent valuation firm engaged by the Company's board of directors prepares an independent valuation report for approximately one third of the portfolio investments each quarter on a rotating quarterly basis on non fiscal year-end quarters, such that each of these investments will be valued by an independent valuation firm at least twice per annum when combined with the fiscal year-end review of all the investments by independent valuation firms, exclusive of TRS underlying portfolio.

In addition, all of the Company's investments are subject to the following valuation process:

- management reviews preliminary valuations and their own independent assessment;

- the audit committee of the Company's board of directors reviews the preliminary valuations of senior management and independent valuation firms; and

- the Company's board of directors discusses valuations and determines the fair value of each investment in the Company's portfolio in good faith based on the input of SIC Advisors, the respective independent valuation firms and the audit committee.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company's investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

The valuation procedures described are generally applied to to the loans underlying the TRS, except that such assets are not reviewed by independent third party valuation firms. We will value the TRS in accordance

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with the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS will be based on the increase or decrease in the value of the assets underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The assets underlying the TRS will be valued by Citibank. Citibank will base its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations will be sent to us for review and testing. Our board of directors will review and approve the value of the TRS, as well as the value of the assets underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent our board of directors has any questions or concerns regarding the valuation of the assets underlying the TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS. For additional disclosures on the TRS, see "— Off-Balance Sheet Arrangements."

Revenue Recognition

We record interest income on an accrual basis to the extent that we expect to collect such amounts. For loans and debt securities with contractual PIK interest, which represents contractual interest accrued and added to the principal balance, we generally will not accrue PIK interest for accounting purposes if the portfolio company valuation indicates that such PIK interest is not collectible. We do not accrue as a receivable interest on loans and debt securities or accounting purposes if we have reason to doubt our ability to collect such interest. Original issue discounts, market discounts or premiums are accreted or amortized using the effective interest method as interest income. We record prepayment premiums on loans and debt securities as fee income. Dividend income, if any, is recognized on an accrual basis to the extent that we expect to collect such amount.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

We measure net realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Payment-in-Kind Interest

We have investments in our portfolio that contain a PIK interest provision. Any PIK interest is added to the principal balance of such investments and is recorded as income, if the portfolio company valuation indicates that such PIK interest is collectible. In order to maintain our status as a RIC, substantially all of this income must be paid out to stockholders in the form of dividends, even if we have not collected any cash.

Organization and Offering Expenses

As of June 2, 2014, the Company is responsible for all ongoing organization and offering expenses.

U.S. Federal Income Taxes

We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we distribute to our stockholders from our tax earnings and profits. To obtain and maintain our RIC tax treatment, we must, among other things, meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any.

DESCRIPTION OF OUR CAPITAL STOCK ~~[TBU]~~

General

Under the terms of our articles of incorporation, our authorized capital stock consists solely of 250,000,000 shares of common stock, par value $0.001 per share, of which ~~77,811,974[____]~~82,623,649 shares were outstanding as of ~~September 17, 2015[____]~~December 31, 2015. There is currently no market for our common stock, and we can offer no assurances that a market for our shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

All policies shall be equally applicable and enforceable to each stockholder, including but not limited to those pertaining to liquidation, conversion and redemption rights. None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the company or potential liabilities associated with ownership of the security (not including investment risks).

Outstanding Securities

Set forth below is a chart describing classes of securities outstanding as of ~~September 17, 2015[____]~~May 6, 2016.

Title of Class	Amount Authorized	Amount Held by Company or for its Account	Amount Outstanding
Common Stock	250,000,000	—	~~77,811,974~~
Class A			
Class T			
Class I			

Common Stock

Under the terms of our articles of incorporation, ~~all shares of our common stock have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Except as may be provided by the board of directors in setting the terms of classified or reclassified stock, shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as may be provided by the board of directors in setting the terms of classified or reclassified stock, and subject to the express terms of any class or series of preferred stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that holders of a plurality of the outstanding shares of common stock at which a quorum is present will be able to elect all of our directors, provided that there are no shares of any other class or series of stock outstanding entitled to vote in the election of directors, and holders of less than a plurality of such shares will be unable to elect any director.~~ all shares of our common stock, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our Class A, Class T and Class I common stock (which shall be done pro rata among the stockholders of shares of a specific class) at the same time and in different per share amounts on such Class A, Class T and Class I common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Each class of common stock shall represent an investment in the same pool of assets and shall have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as each other class of common stock except for such differences as are clearly and expressly set forth in our charter and as set forth under the terms of our Class A, Class T and Class I common stock described in "Multiple Share Classes." Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, or as set forth under the terms of our Class A, Class T and Class I common stock described in "Multiple Share Classes," shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In addition, our shares of common stock are not subject to any mandatory redemption obligations by us. In the event of our liquidation, dissolution or winding up, each share of a class of common stock would be entitled to be paid, out of the assets of the Company that are legally available for distribution to our stockholders after we pay or make reasonable provision for the payment of all claims and obligations and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time, a liquidation payment equal to the net asset value per share of such class; provided, however, that if the available assets of the Company are insufficient to pay in full the above described liquidation payment, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of each class of common stock ratably in the same proportion as the respective amounts that would be payable on such shares of each class of common stock if all amounts payable thereon were paid in full. Class A, Class T and Class I common stock will vote together as a single class, and each share is entitled to one

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vote on all matters submitted to a vote of stockholders, including the election of directors, and subject to the express terms of any class or series of preferred stock, holders of common stock shall have the exclusive right to vote on all matters as to which a stockholder is entitled to vote pursuant to applicable law at all meetings of stockholders provided, however, that the holders of a class of common stock will have (i) exclusive voting rights on a charter amendment that would alter only the contract rights, as expressly set forth in our charter, of the specified class of common stock and (ii) voting rights as set forth in Rule 18f-3(a)(2)-(3) promulgated under the 1940 Act. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able to elect all of our directors, provided that there are no shares of any other class or series of stock outstanding entitled to vote in the election of directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

This offering does not include an offering of preferred stock. However, under the terms of our articles of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. A majority of our independent directors must approve any issuance of preferred stock and will have access, at our expense, to our legal counsel or to independent legal counsel. The board of directors has discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. In the event we issue preferred stock, we will supplement this prospectus accordingly. We will not offer preferred stock to SIC Advisors or its affiliates except on the same terms as offered to all other stockholders.

Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires that: (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Despite the above provisions of Maryland law, and in accordance with guidelines adopted by the North American Securities Administrators Association, our articles of incorporation and the Investment Advisory Agreement provide that our Advisor and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall not be entitled to indemnification (including reasonable attorneys' fees and amounts reasonably paid in settlement) for any liability or loss suffered by our Advisor nor shall our Advisor be held harmless for any loss or liability suffered by us, unless (1) our Advisor has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (2) our Advisor was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Advisor or an affiliate thereof acting as our agent and (4) the indemnification or agreement to hold our Advisor harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our stockholders. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its articles of incorporation provides otherwise, which our articles of incorporation do not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity against reasonable expenses incurred in the proceeding in which the director or officer was successful. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that the present or former directors or officers of our Advisor have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request the present or former directors or officers of our Advisor to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Provisions of the Maryland General Corporation Law and Our Articles of Incorporation and Bylaws

The Maryland General Corporation Law and our articles of incorporation and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors

Under the mandatory provisions of Maryland corporate law, our stockholders elect our directors to hold office until the next annual meeting of stockholders and until their successors are elected and qualify. As permitted by Maryland corporate law, our directors will be elected by a plurality of all votes cast by holders of the outstanding shares of stock entitled to vote at a meeting at which a quorum is present. Thus, our stockholders have the sole power to elect directors (except to fill vacancies, as discussed further below).

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. At each annual meeting of our stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. We believe that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Number of Directors; Vacancies; Removal

Our articles of incorporation provide that the number of directors will be set by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. Our bylaws provide that the number of directors may never be less than one or more than twelve. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, and pursuant to an election in our articles of incorporation as permitted by Maryland law, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Under the mandatory provisions of Maryland corporate law, our stockholders may remove a director, with our without cause, by the affirmative vote of a majority of all the votes entitled to be cast in the election of directors.

We currently have a total of 5 members of the board of directors, 3 of whom are independent directors. Our articles of incorporation provide that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of his or her successor.

Action by Stockholders

The Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own

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proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. In addition, our articles of incorporation and bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast 10% or more of the votes entitled to be cast at the meeting.

Access to Records

Any stockholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and telephone numbers of our stockholders, along with the number of shares of our common stock held by each of them, will be maintained as part of our books and records and will be available for inspection by any stockholder or the stockholder's designated agent at our office. The stockholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any stockholder who requests the list within ten days of the request. A stockholder may request a copy of the stockholder list in connection with matters relating to voting rights and the exercise of stockholder rights under federal proxy laws. A stockholder requesting a list will be required to pay reasonable costs of postage and duplication.

Under the Maryland General Corporation Law, our stockholders are entitled to inspect and copy, upon written request during usual business hours, the following corporate documents: (i) our charter, (ii) our bylaws, (iii) minutes of the proceedings of our stockholders, (iv) annual statements of affairs, and (v) any voting trust agreements. A stockholder may also request access to any other corporate records, which may be evaluated solely in the discretion of our board of directors.

In addition to the foregoing, stockholders have rights under Rule 14a-7 under the Exchange Act, which provides that, upon the request of investors and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders or, at our option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution of proxies themselves. A stockholder may also request access to any other corporate records. If a proper request for the stockholder list or any other corporate records is not honored, then the requesting stockholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a stockholder will not have the right to, and we may require a requesting stockholder to represent that it will not, secure the stockholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting stockholder's interest in our affairs. We may also require such stockholder sign a confidentiality agreement in connection with the request.

Approval of Extraordinary Corporate Action; Amendment of Articles of Incorporation and Bylaws

Under the mandatory provisions of Maryland corporate law, a Maryland corporation generally cannot dissolve or terminate, amend its articles of incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless first declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its articles of incorporation for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Thus, under the mandatory provisions of Maryland law, stockholders are not permitted to vote on (1) amending our charter, (2) causing the dissolution or termination of the Company, or (3) selling or substantially all of the Company's assets other than in the ordinary course business or causing the merger or other reorganization of the Company, unless our board of directors have first declared such matters advisable. However, our board of directors is also required to obtain, as a matter of law, the approval of our stockholders before the Corporation may engage in any such transactions. Under our articles of incorporation, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an action that requires approval of a majority of our stockholders includes:

- Amending our articles of incorporation;

- Amending our Investment Advisory Agreement;

- Approving or disapproving the sale of all or substantially all of the assets of the Company when such sale is to be made other than in the ordinary course of the Company's business;

- Causing a merger or other reorganization of the Company;

- Dissolving the Company; and

- Removing our Advisor and electing a new investment adviser.

Notwithstanding the foregoing, amendments to our articles of incorporation to make our common stock a "redeemable security" or to convert the Company, whether by merger or otherwise, from a closed-end company to an open-end company must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. Our articles of incorporation and bylaws also provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Without the approval of a majority of our stockholders, our Advisor may not:

- Amend the Investment Advisory Agreement except for amendments that would not adversely affect the interests of our stockholders;

- Voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;

- Appoint a new investment adviser;

- Sell all or substantially all of our assets other than in the ordinary course of business; and

- Approve a merger or any other reorganization of the Company.

No Appraisal Rights

In certain extraordinary transactions, the Maryland General Corporation Law provides the right to dissenting stockholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. Except with respect to appraisal rights arising in connection with the Control Share Acquisition Act, defined and discussed below, as permitted by the Maryland General Corporation Law, and similar rights in connection with a proposed roll-up transaction, our articles of incorporation provide that stockholders will not be entitled to exercise appraisal rights. See "Certain Relationships and Related Party Transactions — Appraisal and Compensation."

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Acquisition Act. Shares owned by the acquirer, or by officers or directors who are employees of the corporation, are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

- one-tenth or more but less than one-third;

- one-third or more but less than a majority; or

- a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement, as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the articles of incorporation or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, certain "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, which we refer to as the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns 10% or more of the voting power of the corporation's shares; or

- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation's articles of incorporation and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the articles of incorporation of the corporation. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the articles of incorporation or bylaws:

- reserve for itself the right to fix the number of directors;

- provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote;

- retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director; and

- provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors, in office, even if the remaining directors do not constitute a quorum.

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In addition, if the board is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the articles of incorporation or bylaws and without stockholder approval. A corporation may be prohibited by its articles of incorporation or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Pursuant to our articles of incorporation, we have elected to be subject to a specific provision of the statute such that, at all times that we are eligible to make that election, all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. That election by our board is subject to applicable requirements of the 1940 Act and subject to any provisions of a class or series of preferred stock established by the board, and provided that independent directors shall nominate replacements for any vacancies among the independent directors' positions. While certain other of the provisions available for election under the statute are already contemplated by our articles of incorporation and bylaws, the law would permit our board of directors to override further changes to the articles of incorporation or bylaws.

Limited Repurchase Rights

Our articles of incorporation contain provisions governing our share repurchase program and our repurchase of shares upon the death or disability of a stockholder.

Share Repurchase Program

Beginning the third quarter of 2013, we commenced a share repurchase program pursuant to which we intend to conduct quarterly share repurchases of approximately 10% of the weighted average number of our outstanding shares in any 12-month period to allow our stockholders to sell their shares back to us at a price equal to the most recently disclosed net asset value per share of our common stock immediately prior to the date of repurchase. Our share repurchase program includes numerous restrictions that limit your ability to sell your shares.

Unless our board of directors determines otherwise, we limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. See "Distribution Reinvestment Plan." At the sole discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares. In addition, we limit repurchases in each quarter to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. You may request that we repurchase all of the shares of our common stock that you own.

To the extent that the number of shares of our common stock submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis from among the requests for repurchase received by us. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency.

Our board of directors has the right to suspend or terminate the share repurchase program to the extent that it determines that it is in our best interest to do so. We will promptly notify our stockholders of any changes to the share repurchase program, including any suspension or termination of it in our periodic or current reports or by means of a separate mailing to you. Moreover, the share repurchase program will terminate on the date that our shares are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of our board of directors, a secondary trading market for the shares otherwise develops. All shares to be repurchased under our share repurchase program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that

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a lien or other encumbrance or restriction exists against the shares requested to be repurchased, we will not repurchase any such shares.

To date, we have only offered one class of our common stock, which we refer to herein as Class A shares. We ~~have submitted~~intend to submit an application to the SEC for an exemptive order to permit us to offer additional classes of our common stock. If an exemptive order satisfactory to us is granted we intend to offer Class A, Class T and Class I shares. In the event that we offer Class T shares, such shares carries a contingent deferred sales charge that is imposed only on shares tendered for repurchase by us prior to the [~~fifth~~fourth] anniversary such shares were purchased. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class T shares as of the date of repurchase and the public offering price at the time such shares were purchased. As described more fully under "Share Repurchase Program," the contingent deferred sales charge with respect to Class T shares is payable on a declining annual basis, and is not payable with respect to Class T shares issued under our distribution reinvestment plan.

Repurchase Upon Death or Disability

In the event of the death or disability of a stockholder, we will repurchase the shares held by such stockholder, upon such shares being presented to us for repurchase, at a price equal to the net asset value per share of our shares as disclosed in the most recently filed periodic report filed with the SEC immediately following the death or disability of such stockholder. However, we will not be obligated to repurchase shares if more than 360 days have elapsed since the date of the death or disability of the stockholder and, in the case of disability, if the stockholder fails to provide an opinion of a qualified independent physician. For purposes of this repurchase right, a disability will be deemed to have occurred when a stockholder suffers a disability for a period of time, as determined by our board of directors and confirmed by a qualified independent physician. Our board of directors will have no obligation to repurchase shares if it would cause us to violate federal law or Maryland law. Moreover, our board of directors has the right to suspend or terminate this repurchase right to the extent that it determines that it is in our best interest to do so. Finally, this repurchase right will terminate on the date that our shares are listed on a national securities exchange or are included for quotation in a national securities market. All shares to be repurchased under our share repurchase program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, we will not repurchase any such shares.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our articles of incorporation or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Stockholders

Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record. In addition, we will distribute our annual report on Form 10-K to all stockholders within 120 days after the end of each fiscal year. This annual report shall contain a breakdown of the expenses reimbursed by us to our affiliates. These reports will also be available on our website at *www.sierraincomecorp.com* and on the SEC's website at *www.sec.gov.* These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

Promptly following the payment of distributions to all stockholders of record residing in Maryland, we will send information to stockholders regarding the source of such distributions.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as "undeliverable," we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MULTIPLE SHARE CLASSES

This prospectus relates to three classes of common stock: Class A, Class T and Class I. Currently, we are only offering Class A shares. We ~~have submitted~~intend to submit an application to the SEC for an exemptive order to permit us to offer additional classes of our common stock. If an exemptive order satisfactory to us is granted we intend to offer Class A, Class T and Class I shares. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively.

Certain share classes are only available for purchase by certain types of investors, and Class I shares have a different minimum investment amount than the other classes of common stock. In addition, each class of common stock has a different upfront sales load and fee and expense structure. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you invest. Selected broker-dealers may elect to offer, or refrain from offering, one or more classes of common stock. Based on your personal situation, your financial advisor can help you decide which class of common stock makes the most sense for you.

Class A shares are currently available for purchase by investors meeting the suitability standards described herein. We expect our Class T shares to be available for purchase by investors meeting the suitability standards described herein, subject to obtaining a satisfactory multi-class exemptive order from the SEC. The Class T share will convert into a Class A share upon the earliest of (i) a Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, distribution fees and contingent deferred sales charges, if any, and any other underwriting compensation with respect to all shares of Class A and Class T and Class I common stock would be in excess of 10% of the gross proceeds of this offering, and (iii) a liquidity event. See "Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers."

We expect Class I shares to be available for purchase by (i) clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services, including individuals, corporations, endowments and foundations, (ii) family offices and their clients, (iii) certain other institutional investors, (iv) high net worth investors and (v) investors affiliated with the Adviser and its affiliates and other individuals designated by management. We expect Class I shares not to be available for purchase through an omnibus or similar intermediary account. The minimum permitted purchase of Class I shares is $[500,000]. Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of Class I shares that may be sold to such persons. We may make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, the dealer manager will serve as the broker-dealer of record. The Adviser and its affiliates will be expected to hold their Class I shares purchased as stockholders for investment and not with a view towards distribution.

Class A Shares

Your purchases of Class A shares will be made at the then current public offering price of our common stock as described in this prospectus, which is subject to change based upon, among other things, our net asset value per Class A share. See "Plan of Distribution." Class A shares are subject to an upfront sales load of 9.75%, which includes up to 7.0% of selling commissions, and up to 2.75% of dealer manager fees of the gross proceeds received on Class A shares. Class A shares are currently available for purchase by investors meeting the suitability standards described herein

Class T Shares

Your purchases of Class T shares will be made at the then current public offering price of our common stock as described in this prospectus, which is subject to change based upon, among other things, our net asset value per Class T share. See "Plan of Distribution." Stockholders of Class T common stock will pay upfront ~~selling commissions of up to [2.20]~~sales load

of ~~4.75~~5.0%, which includes up to ~~2.75~~3.0% of selling commissions, and up to 2.00% of dealer manager fees of the gross proceeds of Class T common stock sold in this offering. Class T common stock that is issued under our distribution reinvestment plan is not subject to an upfront sales load. Pursuant to a distribution plan adopted by us, Class T common stock is also subject to an annual distribution fee of ~~1.40~~1.25% of the estimated value of our Class T shares, as determined in accordance with applicable FINRA rules. The distribution fee will accrue daily and be paid on a monthly basis. The distribution fee will begin to accrue on the first day of the first full calendar month following the ~~Trigger Date~~date of the first sale of a Class T share. The distribution fee is payable with respect to all Class T common stock, excluding Class T common stock issued under our distribution reinvestment plan.

FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with this distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of the distribution fee, the upfront sales commissions and any other sources will not exceed 10% of our gross offering proceeds from the sale of Class T shares in this offering. Class T common stock issued under our distribution reinvestment plan will be excluded from this determination.

Class T common stock carries a contingent deferred sales charge that is imposed only on shares tendered for repurchase by us prior to the ~~[fifth]~~fourth anniversary such shares were purchased. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class T shares as of the date of repurchase and the public offering price at the time such shares were purchased. The contingent deferred sales charge is payable on a declining annual basis, as described in the table below, and is not payable with respect to Class T shares issued under our distribution reinvestment plan. See “Share Repurchase Program.”

Tender Period	**Percentage Deducted Upon Class T Share Repurchase**
Prior to first anniversary	~~[3.90]~~3.00%
Prior to second anniversary	~~[3.12]~~2.00%
Prior to third anniversary	~~[2.34]~~1.00%
Prior to fourth anniversary	~~[1.56]~~[●]%
~~Prior to fifth anniversary~~	~~[0.78]%~~

Class I Shares

Class I shares have no upfront selling commissions, distribution fees or contingent deferred sales charge.

Conversion Feature and Termination of Distribution Fees

If we receive an exemptive order satisfactory to us and offer Class T shares, the distribution fee for all Class T shares will terminate upon any Class T share reaching the applicable sales charge cap. Class T common stock, including shares issued under our distribution reinvestment plan, will automatically convert into Class A shares upon satisfaction of certain conditions described below. Conversion will be on the basis of the relative net asset values per share, without the imposition of any upfront sales load, fee or other charge.

We will cease paying distribution fees with respect to each Class T share of common stock on the earliest to occur of the following: (i) a liquidity event; (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, distribution fees and contingent deferred sales charges, if any, and any other underwriting compensation with respect to all Class A, Class T and Class I shares would be in excess of 10% of the gross proceeds of this offering; and (iii) the total underwriting compensation from the upfront selling commissions and distribution fees attributable to such Class T share reaching the applicable sales charge cap. If any shares of Class T common stock are converted pursuant to item (iii), and if there are outstanding shares that are identifiable by the Company as having been issued pursuant to a distribution reinvestment plan with respect

to distributions attributable to the converted shares or as a stock dividend with respect to the converted shares, then the identified shares shall automatically convert, without action by the holder thereof, into a number of shares of Class A common stock based on the relative net asset value per share for the applicable class at such time. With respect to item (iii) above, any such Class T share will automatically convert into a Class A share as of the last calendar day of the month in which the limit on a particular share was reached. With respect to the conversion of Class T shares into Class A shares, each Class T share will convert into an equivalent amount of Class A shares based on the relative net asset value per share for each class. Following the conversion of their shares into Class A shares, those stockholders continuing to participate in our distribution reinvestment plan will receive Class A shares going forward at the net offering price in effect for Class A shares as of the distribution reinvestment date which may be different than the price they were previously paying per share.

The total underwriting compensation deemed to have been paid with respect to a share that is sold or otherwise transferred in a secondary transaction will continue to be deemed to have been paid with respect to such share despite such transfer.

Distributions

The per share amount of distributions on Class A, Class T and Class I shares will differ because of different allocations of class-specific expenses. For example, distributions on Class T shares will be lower than on Class A and Class I shares because Class T shares are subject to an annual distribution fee for a period of time. See "Distributions."

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DETERMINATION OF NET ASSET VALUE

We will determine the net asset value of our investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by our board of directors. In connection with that determination, SIC Advisors will prepare portfolio company valuations using relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures,* or ASC Topic 820, issued by the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

- our quarterly valuation process begins with each portfolio company or investment being initially valued by SIC Advisors' investment professionals, with such valuation taking into account information received from an independent valuation firm, if applicable;

- preliminary valuation conclusions are then documented and discussed with our audit committee;

- our audit committee reviews the preliminary valuation and SIC Advisors' investment professionals, together with our independent valuation firm, if applicable, responds and supplements the preliminary valuation to reflect any comments provided by the audit committee; and

- our board of directors discusses valuations and will determine the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of SIC Advisors, the audit committee and any third-party valuation firm, if applicable.

While SIC Advisors and an independent valuation firm, if applicable, is responsible for making the initial valuation, under the 1940 Act it is ultimately the responsibility of the full board of directors to make the fair value determination. Determinations of fair value involve subjective judgments and estimates. Accordingly, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on our financial statements. Below is a description of factors that our board of directors may consider when valuing our equity and debt investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we will incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our board of directors will consider include the borrower's ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

Our equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. Our board of directors, in its analysis of fair value, may consider various factors, such as multiples of

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

Our board of directors may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. Our board of directors may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available will be based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.

The fair values of our investments will be determined in good faith by our board of directors. Our board of directors will be solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process. We intend to value all of our Level 2 and Level 3 assets by using an independent third-party pricing service which will provide prevailing bid and ask prices that are screened for validity by the service from dealers on the date of the relevant period end. For investments for which the third-party pricing service is unable to obtain quoted prices, we intend to obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that we hold investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, our board of directors will utilize an independent third-party valuation service to value such investments. One-third of such investments will be valued by an independent third-party valuation firm each quarter, on a rotating quarterly basis for non fiscal year-end quarters. For our fiscal year end, all of our investments for which market quotations are not readily available will be valued by an independent third-party valuation firm. Accordingly, each such investment will be valued by an independent third party valuation firm at least twice per year. We will periodically benchmark the bid and ask prices received from the third-party pricing service and valuations received from the third-party valuation service, as applicable, against the actual prices at which we purchase and sell our investments. We believe that these prices will be reliable indicators of fair value.

We will value the TRS in accordance with the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS will be based on the increase or decrease in the value of the assets underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The assets underlying the TRS will be valued by Citibank. Citibank will base its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations will be sent to us for review and testing. Our board of directors will review and approve the value of the TRS, as well as the value of the assets underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent our board of directors has any questions or concerns regarding the valuation of the assets underlying the TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS. For additional disclosures on the TRS, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources — Total Return Swap."

Determinations in Connection With Offerings

We are offering our sharesWe are currently offering our Class A shares on a continuous basis at an assumed offering price of $10.00 per share; however,. We intend to offer Class T and Class I shares on a continuous basis in the future subject to obtaining a satisfactory exemptive order from the SEC. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively. To the extent that our net asset value increases, we intend to sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, and subject

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to certain conditions, we will reduce our offering price accordingly. Therefore, persons who tender subscriptions for our shares in this offering must submit subscriptions for a certain dollar amount, rather than a number of our shares and, as a result, may receive fractional shares. We have filed post-effective amendments to our prior registration statement, and will also file post-effective amendments to our current registration statement, of which this prospectus is a part, that are subject to SEC review, that will allow us to continue this offering. In addition, on March 4, 2015, our board of directors approved an extension of the Company's offering period for an additional period of one year, extending the public offering to April 17, 2016, unless further extended by our board of directors.

In connection with each closing on the sale of shares offered pursuant to this prospectus on a continuous basis, our board of directors or a committee thereof is required, within 48 hours of the time that each closing and sale is made, to make the determination that we are not selling shares at a price per share which, after deducting selling commissions and dealer manager fees, is below our then current net asset value per share. Our board of directors considers the following factors, among others, in making such determination:

- the net asset value per share of our shares disclosed in the most recent periodic report we filed with the SEC;

- our management's assessment of whether any material change in the net asset value per share has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value per share to the period ending two days prior to the date of the closing on and sale of our shares; and

- the magnitude of the difference between the net asset value per share disclosed in the most recent periodic report we filed with the SEC and our management's assessment of any material change in the net asset value per share since the date of the most recently disclosed net asset value per share, and the offering price of our shares at the date of closing.

Importantly, this determination does not require that we calculate net asset value in connection with each closing and sale of our shares, but instead it involves the determination by our board of directors or a committee thereof that we are not selling our shares at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share at the time at which the closing and sale is made.

Moreover, to the extent that there is even a remote possibility that we may (i) issue our shares at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share of our shares at the time at which the closing and sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement to which this prospectus is a part) to suspend the offering of our shares pursuant to this prospectus if the net asset value per share fluctuates by certain amounts in certain circumstances until the prospectus is amended, our board of directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be at a price which, after deducting selling commissions and dealer manager fees, is below our then current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

In addition, a decline in our net asset value per share to an amount more than 2.5% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our board of directors, in consultation with our management, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 2.5% below our current net offering price and (ii) our board of directors believes that such decrease in the net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our board of

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directors will undertake to establish a new net offering price that is not more than 2.5% above our net asset value per share. If our board of directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase shares at an offering price per share, net of selling commissions and dealer manager fees, which represents a premium to the net asset value per share of greater than 2.5%.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our shares offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website.

SUBSCRIPTION PROCESS [TBU]

Subscription Process

To purchase shares in this offering, you must complete and sign a subscription agreement, like the one contained in this prospectus as Appendix A. You should make your check payable to "UMB Bank, N.A., as agent for Sierra Income Corporation." Certain dealers who have "net capital," as defined in the applicable federal securities regulations, of $250,000 or more may instruct their customers to make their checks payable directly to the dealer manager. In such case, the dealer manager will issue a check made payable to the order of UMB Bank, N.A., as agent for Sierra Income Corporation or us, directly for the purchase price of your subscription. After you have satisfied the applicable minimum purchase requirement, additional purchases must be for a minimum of $500, except for purchases made pursuant to our distribution reinvestment plan. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely. By executing the subscription agreement, you will attest that you meet the minimum income and net worth standards described in this prospectus. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We may not accept a subscription for shares until at least five business days after the date you receive the final prospectus. Our dealer manager and/or the broker-dealers participating in the offering will promptly submit a subscriber's check for deposit in an escrow account on the business day following receipt of the subscriber's subscription documents and check. In certain circumstances where the suitability review procedures are more lengthy than customary, a subscriber's check will be promptly deposited into an escrow account after the completion of such suitability review procedures. The proceeds from your subscription will be deposited in a segregated escrow account and will be held in trust for your benefit, pending our acceptance of your subscription. Within ten business days of our receipt of each completed subscription agreement, we will accept or reject the subscription. We are expecting to close on subscriptions that are received and accepted by us on a weekly basis. If we accept the subscription, we will mail a confirmation within three business days. If for any reason we reject the subscription, we will promptly return the check and the subscription agreement, without interest or deduction, within ten business days after rejecting it.

Minimum Purchase Requirements

Generally, you must initially invest at least $2,000 in our shares to be eligible to participate in this offering, except for certain investors. See "Suitability Standards." In order to satisfy this minimum purchase requirement, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs, provided that each such contribution is made in increments of $100. You should note that an investment in our shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code. If you have previously acquired shares, any additional purchase must be for a minimum of $500. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

Investments through IRA Accounts

If you would like to purchase shares through an IRA account, State Street Bank has agreed to act as IRA custodian for purchasers of our common stock as described below; however, we do not require that you use our IRA custodian. If you would like to establish a new IRA account with State Street Bank for an investment in our shares, we will pay the first-year annual IRA maintenance fees of such accounts with State Street Bank. After we pay the first calendar year base fee, investors will be responsible for the annual IRA maintenance fees charged by State Street Bank, charged at the beginning of each calendar year. Further information about custodial services is available through your broker or through our dealer manager at 1-888-292-3178.

PLAN OF DISTRIBUTION ~~[TBU]~~

This is a continuous offering of our shares as permitted by the federal securities laws. We have filed post-effective amendments to our prior registration statement, and will also file post-effective amendments to our current registration statement, of which this prospectus is a part, that are subject to SEC review, that will allow us to continue this offering. In addition, on March ~~4~~2, 201~~5~~6, our board of directors approved an extension of the Company's offering period for an additional period of one year, extending the public offering to April 17, 201~~6~~7, unless further extended by our board of directors. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered.

We are currently offering Class A shares and intend to offer Class T and Class I shares in the future, subject to obtaining a satisfactory exemptive order from the SEC~~, in which case we intend to file post-effective amendments to the registration statement of which this prospectus is a part, that will be subject to SEC review, to allow us to continue this offering for at least two years from the date of the effectiveness of the registration statement~~. Each class ~~having~~has will have a different upfront sales load and fee and expense structure. We may offer additional classes of shares in the future. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively.

We reserve the right to terminate this offering at any time prior to the stated termination date.

The dates on which we will accept subscriptions will be the final business day of each week. Shares issued pursuant to our distribution reinvestment plan typically will be issued on the same date that we hold our first weekly closing each month. In addition, in months in which we repurchase shares, we expect to conduct repurchases on the same date that we hold our first weekly closing for the such month.

We ~~will sell our shares~~are currently selling our Class A shares on a continuous basis at weekly closings at an assumed offering price of $10.00 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at *www.sierraincomecorp.com*.

A decline in our net asset value per share to an amount more than 2.5% below our current net offering price, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our board of directors, in consultation with our management, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 2.5% below our current net offering price and (ii) our board of directors believes that such decrease in the net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our board of directors will undertake to establish a new net offering price that is not more than 2.5% above our net asset value per share. If our board of directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase shares at a net offering price per share, which represents a premium to the net asset value per share of greater than 2.5%.

Class A shares are currently available for purchase by investors meeting the suitability standards described herein and we expect our Class T shares to be available for purchase by investors meeting such suitability standards if we received the requisite multi-class exemptive relief. Provided we offer Class T shares, a Class T share will convert into a Class A share upon the earliest of (i) a Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See "— Compensation of the Dealer Manager and Selected Broker-Dealers."

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We expect Class I shares to be available for purchase by (i) clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services, including individuals, corporations, endowments and foundations, (ii) family offices and their clients, (iii) certain other institutional investors, (iv) high net worth investors and (v) investors affiliated with the Adviser and its affiliates and other individuals designated by management. We expect Class I shares not to be available for purchase through an omnibus or similar intermediary account. The minimum permitted purchase of Class I shares is $[500,000]. Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of Class I shares that may be sold to such persons. We may make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, the dealer manager will serve as the broker-dealer of record. The Adviser and its affiliates will be expected to hold their Class I shares purchased as stockholders for investment and not with a view towards distribution.

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount and pay such amount at the time of subscription. The initial minimum permitted purchase is $2,000. Additional purchases must be made in increments of $500, except for purchases made pursuant to our distribution reinvestment plan. Generally, you must purchase at least $2,000 in our Class A, Class T or Class I shares, except for certain investors. After you have satisfied the applicable minimum purchase requirement, additional purchases of Class A, Class T or Class I shares must be in increments of at least $500, except for purchases made pursuant to our distribution reinvestment plan. You should make your check payable to "UMB Bank, N.A., as agent for Sierra Income Corporation." Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit.

Dealer Manager

Our dealer manager is SC Distributors, which is an affiliate of Strategic Capital, and a member of FINRA and the SIPC. The dealer manager is headquartered at 610 Newport Center Drive, Suite 350, Newport Beach, CA 92660. Our dealer manager acts as a distributor of our shares of common stock offered by this prospectus.

With respect to our Class A shares, Ssubject to certain reductions described below, our dealer manager receives selling commissions of up to 7.0% of the gross proceeds of shares sold in the offering. The dealer manager also receives a dealer manager fee of up to 2.75% of the gross offering proceeds. Underwriting compensation includes selling commissions, marketing support fees, wholesaling compensation and expense reimbursements, expenses relating to sales seminars and sales incentives. Assuming a selling commission of 7.00% and a dealer manager fee of 2.75%, the dealer manager may receive underwriting compensation of up to 0.25% of the gross offering proceeds from other sources, including from organization and offering expenses. In the event the aggregate selling commissions and dealer manager fees are less than 9.75% of the gross offering proceeds, the dealer manager may receive underwriting compensation of more than 0.25% of the gross offering proceeds from other sources, including from other organization and offering expenses. With respect to Class T share, the sales load includes upfront selling commissions of up to 2.20%.2.753.0% and a dealer manager fee of up to 2.00% of the gross proceeds of shares sold in the offering. Class I shares have no upfront selling commissions, distribution fees or contingent deferred sales charge. In no event will aggregate underwriting compensation payable to underwriters or broker-dealers from any source, exceed 10.0% of gross proceeds of our offering at the termination of the offering. In addition, SIC Advisors, or one of its affiliates, may, in its sole discretion, pay to selected broker-dealers additional selling commissions of up to [ ]% of gross proceeds received on Class A and Class T shares and a dealer manager concession of up to [ ]% of gross proceeds received on Class A and Class T shares. Such amounts paid by SIC Advisors or its affiliate will not be paid by stockholders.

Pursuant to a joint venture agreement and its ownership in SIC Advisors, Strategic Capital is entitled to receive distributions up to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by us to SIC Advisors under the Investment Advisory Agreement. Strategic Capital provides certain non-investment advisory services to, and on behalf of, SIC Advisors. In addition, Strategic Capital's limited voting interest in SIC Advisors entitles it to 20% of the net proceeds received in connection with the sale or other strategic transaction involving SIC Advisors. These distributions are for bona fide services performed by Strategic Capital for SIC Advisors in accordance with its ownership percentage and is not underwriting compensation.

Our dealer manager will engage non-affliated, third-party participating broker-dealers in connection with the offering of shares. As used in this prospectus, the term participating broker-dealers includes the dealer manager and other members of FINRA. In connection with the sale of shares by participating broker-dealers, our dealer manager will reallow to such participating broker-dealers all of its selling commissions attributable to such participating broker-dealers' respective sales. The dealer manager may reallow any portion of the dealer manager fees for each share sold by a participating broker-dealer. See "Special Discounts" for a description of the circumstances under which a selling commission and/or dealer manager fee may be reduced or eliminated in connection with certain purchases. We will also reimburse the dealer manager for *bona fide* out-of-pocket due diligence expenses that are incurred by the dealer manager and/or participating broker-dealers, provided that such expenses are detailed on itemized invoices.

In addition, we and, to a lesser extent, our affiliates may reimburse our dealer manager and its associated persons and affiliates for other expenses incurred, including expenses related to *bona fide* training and education meetings, sales seminars, wholesaling activities and legal expenses. Amounts paid by us to our dealer manager may be paid by our dealer manager to any participating broker-dealers. We may also reimburse the participating broker-dealers for certain expenses incurred in connection with this offering. Expenses that we may pay to participating broker-dealers, or those expenses our dealer manager reallows to participating broker-dealers, are subject to reimbursement for reasonable out-of-pocket expenses incurred and supported by a detailed and itemized invoice or similar statement from the participating broker-dealer that demonstrates the actual expenses incurred and include reimbursements for costs and expenses related to investor and broker-dealer sales and training meetings, broker-dealer training and education meetings for such meetings conducted by us, our dealer manager or participating broker-dealers and including costs of technology associated with the offering and other costs and expenses related to such technology costs.

We, or our affiliates, may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers. These non-cash compensation payments would not reduce the selling commissions or dealer manager fee that we pay participating broker-dealers. The value of any non-cash compensation that are gifts may not exceed an aggregate of $100 per sales person, per year in accordance with FINRA regulations. In the event other incentives are provided to registered representatives of the dealer manager or the participating broker-dealers, those incentives will be paid only in cash, and such payments will be made only to the dealer manager, not to participating broker-dealers or to their registered representatives. This offering is being made in compliance with Conduct Rule 2310 of FINRA. Under the rules of FINRA, the maximum compensation payable to members of FINRA participating in this offering may not exceed 10% of our gross offering proceeds.

To the extent permitted under applicable law and our articles of incorporation and bylaws, we have agreed to indemnify the dealer manager, participating broker-dealers, and selected registered investment advisors against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

The dealer manager and/or participating broker-dealers are required to deliver a copy of the prospectus to each potential investor. We may make this prospectus, our subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to the dealer manager and participating broker-dealers as an alternative to paper copies when possible. If the dealer manager or a participating broker-dealer chooses to offer electronic delivery of these documents to an investor, it will comply with all applicable requirements of the SEC and FINRA and any laws or regulations related to the electronic delivery of documents.

Share Distribution Channels

We expect our dealer manager to use multiple distribution channels to sell our shares. These channels may have different selling commissions, and consequently, a different purchase price for the shares.

Our dealer manager is expected to engage participating broker-dealers in connection with the sale of the shares of this offering in accordance with participating broker-dealer agreements. Except as otherwise described, selling commissions and dealer manager fees will be paid by us to our dealer manager in connection with such sales.

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We may pay reduced selling commissions to our dealer manager in connection with the sale of shares of our common stock to investors whose contracts for investment advisory and related brokerage services include a fixed or "wrap" fee feature. Investors may agree with their participating broker-dealers that no selling commissions will be payable with respect to the purchase of their shares: (1) if the investor has engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice or (2) if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department. The net proceeds to us will not be affected by reducing the selling commissions payable in connection with such transaction. Neither our dealer manager nor its affiliates are expected to directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor to induce such investment advisor or bank trust department to advise favorably for an investment in shares of our common stock. See "— Special Discounts."

We also expect to deliver our shares through independent investment advisors (affiliated with registered broker-dealers) and through banks and other entities exempt from broker-dealer registration and acting as trustees or fiduciaries.

Subject to compliance with applicable regulations, we may sell shares directly to certain institutional investors in negotiated transactions in which no party is acting as an underwriter, dealer or agent. We will determine the per share price through negotiations with these institutional investors; however, we expect the net proceeds per share to us will not be affected by these negotiations and as a result we do not expect there to be any dilution as a result of these sales.

Special Discounts

We may waive or reduce certain fees and expenses in connection with the sale of our shares that will represent a discount to the price at which our shares are offered to the public. However, the amount of net proceeds to us is not expected to be affected by these discounts.

Our executive officers and directors and their immediate family members, as well as officers and persons associated with our Advisor and its members and their affiliates and their immediate family members (including spouses, parents, grandparents, children and siblings) and other individuals designated by our management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase shares of our common stock in this offering at a discount. The purchase price for such shares will be $9.579 per share, reflecting the fact that selling commissions in the amount of $0.721 per share will be waived and not payable in connection with such shares. However, there is no limit on the number of shares of our common stock that may be sold to such persons.

In addition, the selling commission and the dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales to certain institutional investors, sales through investment advisors or banks acting as trustees or fiduciaries, sales to our affiliates, sales to employees of selected participating broker-dealers, sales made by certain selected participating broker-dealers at the discretion of the dealer manager, sales in wrap accounts managed by participating broker-dealers or their affiliates, and sales in managed accounts that are managed by participating broker-dealers or their affiliates. Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment adviser or bank trust department to advise favorably for an investment in shares of our common stock; however, they may provide marketing support and other reimbursements to an investment adviser which shall not be deemed an inducement by such investment adviser.

We may also sell shares at a discount to the public offering price in the event that the investor:

- pays a broker-dealer a fixed fee, e.g., a percentage of assets under management, for investment advisory and broker-dealer services, which is referred to as a "wrap fee;"

- has engaged the services of a registered investment advisor with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice (other than a registered investment advisor that is also registered as a broker-dealer who does not have a fixed or "wrap fee" feature or other asset fee arrangement with the investor); or

- is investing through a bank or other entity exempt from broker-dealer registration acting as trustee or fiduciary.

If an investor purchases shares through one of these channels in this offering, we intend to sell the shares at a negotiated discount, reflecting that selling commissions will not be paid in connection with such purchases. We expect to receive substantially the same net proceeds for sales of shares through these channels. Neither our dealer manager nor its affiliates are expected to compensate any person engaged as a financial advisor by a potential investor to induce such financial advisor to advise favorably for an investment in us.

If an investor purchases shares in our offering net of commissions through a registered investment advisor with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice, and if in connection with such purchase the investor must also pay a broker-dealer for custodial or other services relating to holding the shares in the investor's account, we will reduce the aggregate purchase price of the investor's shares by the amount of the annual custodial or other fees paid to the broker-dealer in an amount up to $250. Each investor will receive only one reduction in purchase price for such fees and this reduction in the purchase price of our shares is only available for the investor's initial investment in our common stock. The investor may request the "Request for Broker Dealer Custodial Fee Reimbursement Form" from his or her advisor and must include this form with his or her subscription agreement to have the purchase price of the investor's initial investment in shares reduced by the amount of his or her annual custodial fee.

Volume Discounts

In connection with sales of over $500,000 in shares of our common stock to a qualifying purchaser (as defined below), a participating broker-dealer may offer such qualifying purchaser a volume discount by reducing the amount of the participating broker-dealer's selling commissions and, if applicable, dealer manager fee. Such reduction would be credited to the qualifying purchaser by reducing the total purchase price payable by the qualifying purchaser for the shares of our common stock purchased by the qualifying purchaser. The net proceeds to us from sales of our common stock eligible for a volume discount will be the same as other sales of shares of our common stock.

The following table illustrates the various discount levels that will be offered to qualifying purchasers by participating broker-dealers for shares of our common stock purchased in the primary offering:

Dollar Amount of Shares Purchased	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per Share to Investor[1]
$500,000 or less	7.0%	2.75%	$ 10.00
$500,001 – $1,000,000	6.0	2.75	9.90
$1,000,001 – $2,000,000	5.0	2.75	9.80
$2,000,001 – $3,000,000	4.0	2.75	9.70
$3,000,001 – $5,000,000	3.0	2.35	9.56
$5,000,001 – $10,000,000	2.0	2.35	9.46
$10,000,001 and above	1.0	2.15	9.34

(1) Assumes a $10.00 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

All selling commission rates set forth in the table above are calculated assuming a purchase price per share of common stock of $10.00. We will apply the reduced per share purchase price, selling commission and, if applicable, dealer manager fee, set forth in the table above to the entire purchase, not just the portion of the purchase which exceeds the $500,000 share purchase threshold. For example, a purchase of $3,200,000 in shares of our common stock in a single transaction would result in a purchase price of $9.70 per share, selling commissions of $96,000.

To qualify for a volume discount as a result of multiple purchases of shares of our common stock, an investor must use the same participating broker-dealer for each purchase and must complete a subscription form for additional purchases. Once an investor qualifies for a volume discount, the investor will be eligible to receive the benefit of such discount for subsequent purchases of shares in the primary offering made through the same participating broker-dealer. If a subsequent purchase entitles an investor to an increased reduction in selling commissions, the volume discount will apply only to the current and future investments.

The following persons qualify as a "qualifying purchaser," and, to the extent purchased through the same participating broker-dealer, may combine their purchases as a "single qualifying purchaser" for the purpose of qualifying for a volume discount:

• an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;

• a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

• an employee's trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and

• all commingled trust funds maintained by a given bank.

In the event a person wishes to have his or her subscription combined with others as a single qualifying purchaser, that person must request such treatment in writing at the time of that person's subscription and identify the subscriptions to be combined. Any combination request will be subject to our verification that the subscriptions to be combined are made by a single qualifying purchaser. If the subscription agreements for the combined subscriptions of a single qualifying purchaser are submitted at the same time, then the selling commissions payable and the discounted share purchase price will be allocated pro rata among the combined subscriptions on the basis of the respective subscription amounts being combined. Otherwise, the volume discount provisions will apply only to the subscription that qualifies the single qualifying purchaser for the volume discount and the subsequent subscriptions of that single qualifying purchaser.

Only shares of our common stock purchased in the primary offering are eligible for volume discounts. Shares purchased through our distribution reinvestment plan will not be eligible for a volume discount or count toward aggregate purchase amounts for the purposes of determining which purchase price discount level an investor is eligible for.

Volume discounts for residents of the State of California will be available in accordance with the volume discount levels set forth in the table above. However, with respect to residents of the State of California, no volume discounts will be granted to any group of purchasers and no subscriptions may be aggregated as part of a combined subscription for purposes of determining the dollar amount of shares purchased.

Compensation of the Dealer Manager and Selected Broker-Dealers

Except as otherwise described in this prospectus, and subject to receiving the requisite multi-class exemptive relief from the SEC, the dealer manager will receive upfront selling commissions of up to 9.75% and [2.20]4.75~~5.0%~~ of the gross proceeds received on Class A and Class T shares sold in this offering, respectively, ~~all or~~a portion of which is expected to be re-allowed to selected broker-dealers and financial representatives. No upfront selling commissions will be received on Class I shares. ~~In consideration of the marketing and distribution of our shares by the selected broker-dealers, our dealer manager or its affiliate will pay to selected broker-dealers at the time of sale additional selling commissions of up to [1.3]% of gross~~In connection with the marketing and distribution of our shares by the selected broker-dealers, our dealer manager may reallow to such selected broker-dealers all or any portion of the up-front selling commission, dealer manager fees, ongoing distribution and shareholder servicing fees, or contingent deferred sales charges received on Class T shares. Such amounts paid by our dealer manager or its affiliate will not be paid by stockholders. With respect to Class T shares, we expect that selected broker-dealers and financial representatives will receive, through the upfront selling commissions, the additional selling commissions paid by the dealer manager or its affiliate and the reallowance of the distribution fees as described below, up to approximately [4.75]5.0% of the gross proceeds received on Class T shares sold in this offering. The dealer manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential stockholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our shares.

Our Class T shares are subject to an annual distribution fee of [1.40]1.25% of the estimated value of such shares, as determined in accordance with applicable FINRA rules, which will begin to accrue on the first day of the first full calendar month following the date of the first sale of a Class T share. Distribution fees will be paid pursuant to a distribution plan adopted by us. See "Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers." All or a portion of the distribution fee may be re-allowed to selected broker-dealers and financial representatives. The amount and timing of the reallowance will be based on such factors as the number of shares sold by the selected broker-dealer, the assistance of the broker-dealer in marketing this offering and due diligence expenses incurred. The distribution fee is intended, in part, to compensate our affiliated dealer manager and its affiliates for paying certain amounts to advisors and selected broker-dealers at the time of purchase in connection with the distribution of our Class T shares, as well as for services rendered by our dealer manager and selected broker-dealers in connection with the ongoing marketing, sale and distribution of such shares. The distribution fee will accrue daily and will be paid on a monthly basis. The distribution fee is payable with respect to all Class T shares, other than shares issued under our distribution reinvestment plan. Class I shares are not subject to an annual distribution fee. The distribution fee will terminate for all Class T stockholders upon a liquidity event. In addition, we will stop paying the distribution fee with respect to any Class T share when the total underwriting compensation from the upfront sales load and distribution fee attributable to such common stock equals [8.95]10.0]% of gross offering proceeds. We refer to this amount as the sales charge cap. The sales charge cap applicable to certain shares will be reduced by the amount of any upfront selling commission that is waived for such shares. Provided we offer Class T shares, upon a Class T share reaching the applicable sales charge cap, such share will be converted into a Class A share and will no longer be subject to an ongoing distribution fee.

FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with the distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of distribution fees, upfront selling commissions and contingent deferred sales charges, if any, and any other sources will not exceed 10% of the gross offering proceeds from the sale of shares in this offering.

In addition, SIC Advisors, or one of its affiliates, may, in its sole discretion, pay to selected broker-dealers additional selling commissions of up to [ ]% of gross proceeds received on Class A and Class T shares and a dealer manager concession of up to [ ]% of gross proceeds received on Class A and Class T shares. Such amounts paid by SIC Advisors or its affiliate will not be paid by stockholders.

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DISTRIBUTION REINVESTMENT PLAN

Any investor who purchases shares of our common stock in this offering may elect to participate in our distribution reinvestment plan by making a written election to participate in such plan on his or her subscription agreement at the time he or she subscribes for shares.

We have adopted an "opt-in" distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the reinvestment agent's fees under the plan.

Participation in the distribution reinvestment plan will commence with the next distribution paid after receipt of an investor's written election to participate in the plan and to all other calendar months thereafter, provided such election is received at least 15 business days prior to the last day of the calendar month.

Any purchases of our stock pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient's home state. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have "opted in" to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions.

Your distribution amount will purchase shares at the price equal to 90% of the price that shares of our common stock are sold in the offering at the closing immediately following the distribution date. In the event that this offering is suspended or terminated, then the reinvestment purchase price will be 90% of the net asset value per share of our common stock on the distribution date. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of additional stock by notifying DST Systems, Inc., the reinvestment agent and our transfer agent and registrar, in writing so that such notice is received by the reinvestment agent no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of stock, the reinvestment agent will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker-dealer or other financial intermediary, you may "opt-in" to our distribution reinvestment plan by notifying your broker-dealer or other financial intermediary of your election.

During each quarter, but in no event later than 30 days after the end of each calendar quarter, our transfer agent will mail and/or make electronically available to each participant in the distribution reinvestment plan, a statement of account describing, as to such participant, the distributions received during such quarter, the number of shares of our common stock purchased during such quarter, and the per share purchase price for such shares. At least annually, we will include tax information for income earned on shares under the distribution reinvestment plan on a Form 1099-DIV that is mailed to you. We reserve the right to amend, suspend or terminate the distribution reinvestment plan. Any distributions reinvested through the issuance of shares through our distribution reinvestment plan will increase our gross assets on which the management fee and the incentive fee are determined and paid under our Investment Advisory Agreement.

For additional discussion regarding the tax implications of participation in the distribution reinvestment plan, see "Tax Matters." Additional information about the distribution reinvestment plan may be obtained by contacting stockholder services for Sierra Income Corporation at (212) 759-0777.

SHARE REPURCHASE PROGRAM

We do not intend to list our shares on a securities exchange, and we do not expect there to be a public market for our shares. As a result, if you purchase shares of our common stock, your ability to sell your shares will be limited.

Beginning the third quarter of 2013, we commenced a share repurchase program pursuant to which we intend to conduct quarterly share repurchases of approximately 10% of the weighted average number of our outstanding shares in any 12-month period to allow our stockholders to sell their shares back to us at a price equal to the most recently disclosed net asset value per share of our common stock immediately prior to the date of repurchase. Our share repurchase program includes numerous restrictions that limit your ability to sell your shares.

Unless our board of directors determines otherwise, we will limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. See "Distribution Reinvestment Plan." At the sole discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable quarter to repurchase shares. In addition, we will limit repurchases in each quarter to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. You may request that we repurchase all of the shares of our common stock that you own.

To the extent that the number of shares of our common stock submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis from among the requests for repurchase received by us. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency.

Our board of directors has the right to suspend or terminate the share repurchase program to the extent that it determines that it is in our best interest to do so. We will promptly notify our stockholders of any changes to the share repurchase program, including any suspension or termination of it in our periodic or current reports or by means of a separate mailing to you. Moreover, the share repurchase program will terminate on the date that our shares are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of our board of directors, a secondary trading market for the shares otherwise develops. All shares to be repurchased under our share repurchase program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, we will not repurchase any such shares.

The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market. There is no assurance that we will repurchase any of your shares pursuant to the share repurchase program or that there will be sufficient funds available to accommodate all of our stockholders' requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Stockholders will not pay a fee in connection with our repurchase of shares under the share repurchase program.

In the event of the death or disability of a stockholder, we will repurchase the shares held by such stockholder at a price equal to the net asset value per share of our shares as disclosed in the periodic report we file with the SEC immediately following the death or disability of such stockholder. However, we will not be obligated to repurchase shares if more than 360 days have elapsed since the date of the death or disability of the stockholder and, in the case of disability, if the stockholder fails to provide an opinion of a qualified independent physician. For purposes of this repurchase right, a disability will be deemed to have occurred when a stockholder suffers a disability for a period of time, as determined by our board of directors and confirmed by a qualified independent physician.

Contingent Deferred Sales Charge

To date, we have only offered one class of our common stock, which we refer to herein as Class A shares. We ~~have submitted~~ intend to submit an application to the SEC for an exemptive order to permit us to offer additional classes of our common stock. If an exemptive order satisfactory to us is granted we intend to offer Class A, Class T and Class I shares. In the event that we offer Class T shares, such shares carry a contingent deferred sales charge that is imposed only on shares tendered for repurchase by us prior to the ~~[fifth]~~ fourth anniversary such shares were purchased. Class A and Class I shares are not subject to a contingent deferred sales charge. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class T shares as of the date of repurchase and the public offering price at the time such shares were purchased. The contingent deferred sales charge is payable on a declining annual basis, as described in the table below, and is not payable with respect to Class T shares issued under our distribution reinvestment plan. If you tender a portion of your shares, shares received pursuant to our distribution reinvestment plan will be redeemed first. After all such shares have been redeemed, shares will be redeemed on a first-in, first-out basis.

Tender Period	Percentage Deducted Upon Class A Share Repurchase	Percentage Deducted Upon Class D Share Repurchase	Percentage Deducted Upon Class T Share Repurchase
Prior to first anniversary	4.00%	2.50%	~~3.90~~3.00%
Prior to second anniversary	3.20%	2.00%	~~3.12~~2.00%
Prior to third anniversary	2.40%	1.50%	~~2.34~~1.00%
Prior to fourth anniversary	1.60%	1.00%	~~1.56~~[ ]%
~~Prior to fifth anniversary~~	~~0.80%~~	~~0.50%~~	~~0.78%~~

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SHARE LIQUIDITY STRATEGY

We intend to seek to complete a liquidity event for our stockholders within seven years following the completion of the offering period, although we may determine to complete a liquidity event earlier. We will view our offering stage as complete as of the termination date of our continuous offering, which includes sale conducted under our prior registration statement, our current registration statement and any follow-on registration statement. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as "liquidity events." Provided we offer Class T shares, a Class T share will convert into a Class A share upon the earliest of (i) a Class T share reaching the applicable sales charge cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See "— Compensation of the Dealer Manager and Selected Broker-Dealers." While our intention is to seek to complete a liquidity event within seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. There can be no assurance that we will complete a liquidity event. Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. Neither we nor any of our affiliates have previously offered an investment program in which a date or time period at which the investment program might be liquidated was disclosed in the offering materials for such investment program. See "Share Repurchase Program" for a detailed description of our share repurchase program.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act and have also ~~S~~elected to be treated for tax purposes as a RIC under Subchapter M of the Code. A BDC is a special category of investment company under the 1940 Act that was added by Congress to facilitate the flow of capital to private companies and small public companies that do not have efficient or cost-effective access to public capital markets or other conventional forms of corporate financing. BDCs make investments in private or thinly-traded public companies in the form of long-term debt and/or equity capital, with the goal of generating current income or capital growth.

BDCs are closed-end funds that elect to be regulated as BDCs under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act, as well as the Securities Act and the Exchange Act. BDCs are provided greater flexibility under the 1940 Act than are other investment companies in dealing with their portfolio companies, issuing securities, and compensating their managers. BDCs can be internally or externally managed and may qualify to elect to be taxed as RICs for federal tax purposes. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisors or sub-advisors), principal underwriters, and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of a BDC's directors be persons other than "interested persons," as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or withdraw our election as a BDC unless approved by a majority of our outstanding voting securities.

The 1940 Act defines "a majority of the outstanding voting securities" as the lesser of: (1) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (2) 50% of our voting securities.

We will generally not be able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or warrants, options, or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing stockholders, in payment of dividends, and in certain other limited circumstances.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an "underwriter" as that term is defined in the Securities Act of 1933, or the Securities Act. We do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might indirectly subject our stockholders to additional expenses as they will indirectly be responsible for the costs and expenses of such companies. None of our investment policies are fundamental and any may be changed without stockholder approval.

As a BDC, we will not generally be permitted to invest in any portfolio company in which our Advisor or any of their affiliates currently have a controlling interest or to make any co-investments with our Advisor or any of its affiliates without an exemptive order from the SEC. We may, however, invest alongside our Advisor and its affiliates' other clients in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, we may invest alongside such other clients' accounts consistent with guidance promulgated by the SEC Staff permitting us and such other clients' accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that no investment advisor, acting on our behalf or on behalf of other clients, negotiates any term other than price. We may also invest alongside such other clients as otherwise permissible under regulatory guidance, applicable regulations and our Advisor's allocation policies. In addition, on November 25, 2013, we received the ~~Exemptive Order~~exemptive order from the SEC that permits us to participate in negotiated co-investment transactions with certain affiliates, each of whose

investment adviser is Medley, LLC or an investment adviser controlled by Medley, LLC in a manner consistent with our investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors (the "Exemptive Order"). Co-investment under the Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, our board of directors determines that it would be advantageous for us to co-invest in a manner described in the Exemptive Order.

Opportunities for co-investments may arise when SIC Advisors or an affiliated adviser becomes aware of investment opportunities that may be appropriate for us and other clients, or affiliated funds. Without the Exemptive Order, we would be substantially limited in our ability to co-invest in privately negotiated transactions with affiliated funds, as a BDC.

Under the Exemptive Order, investment opportunities that are presented to affiliated funds must be referred to us and vice versa. For each such referral, SIC Advisors independently analyzes and evaluates whether the co-investment transaction is appropriate for us. In addition, co-investment transactions under the Exemptive Order are generally subject to the review and approval by our independent directors, which we refer to as the independent director committee. For each co-investment transaction under the Exemptive Order, we follow the conditions of the Exemptive Order, which are designed to ensure the fairness to us of the co-investment transaction. However, neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them.

Business Development Company Regulation: Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which we refer to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets. As discussed in greater detail below, the 1940 Act defines qualifying assets as principally including certain investments by a BDC in eligible portfolio companies. An eligible portfolio company is defined under the 1940 Act as any issuer which:

1. is organized under the laws of, and has its principal place of business in, the United States;

2. is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

3. satisfies any of the following:

   a. does not have any class of securities that is traded on a national securities exchange;

   b. has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

   c. is controlled by a BDC, either alone or as part of a group acting together, and the BDC has an affiliated person who is a director of the eligible portfolio company; or

   d. is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

As relevant to our proposed business, the principal categories of qualifying assets under the 1940 Act are the following:

1. Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC.

2. Securities of any eligible portfolio company that we control.

3. Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

4. Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

5. Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

6. Cash, cash equivalents, U.S. government securities, or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must have been organized and have its principal place of business in the United States and be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

For purposes of Section 55(a) under the 1940 Act, we will treat each asset underlying the TRS as a qualifying asset if the obligor on such asset is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Business Development Company Regulation: Control and Managerial Assistance to Portfolio Companies

Business development companies generally must offer to make available to the issuer of the securities significant managerial assistance, except in circumstances where either (i) the business development company controls such issuer of securities or (ii) the business development company purchases such securities in conjunction with one or more other persons acting together and one of the other persons in the group makes available such managerial assistance. Making available managerial assistance includes any arrangement whereby the BDC, through its directors, officers, or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of "qualifying assets," as described above, our investments may consist of cash, cash equivalents, U.S. government securities, or high-quality debt securities maturing in one year or less from the time of investment so that 70% of our total assets are qualifying assets. Typically, we intend to invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we may not meet the diversification requirements in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. We expect that our Advisor will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage.

For purposes of the asset coverage ratio test applicable to us as a BDC, we will treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Arbor under the TRS, as a senior security for the life of that instrument. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Legislation introduced in the U.S. House of Representatives during the 113th Congress intended to revise certain regulations applicable to BDCs. The legislation provided for (i) modifying the asset coverage ratio from 200% to 150%, (ii) permitting BDCs to file registration statements with the SEC that incorporate information from already-filed reports by reference, (iii) utilizing other streamlined registration processes afforded to operating companies, and (iv) allowing BDCs to own investment adviser subsidiaries. The legislation was not enacted by the previous Congress and has not been introduced to the 114th Congress. There are no assurances as to when the legislation will be enacted by Congress, if at all, or, if enacted, what final form the legislation would take.

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Persons subject to these codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements. We have attached our code of ethics as an exhibit to the registration statement. You may also read and copy our code of ethics at the SEC's Public Reference Room located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, our code of ethics is available on the EDGAR Database on the SEC's Internet site at *http://www.sec.gov.* You may also obtain copies of our code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: *publicinfo@sec.gov,* or by writing the SEC's Public Reference Section, 100 F Street, NE, Washington, DC 20549.

Compliance Policies and Procedures

We and our Advisor have each adopted and implemented written compliance policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer is responsible for administering our compliance policies and procedures and our Advisor's chief compliance officer is responsible for administering the compliance policies and procedures for the Advisor.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to SIC Advisors. SIC Advisors will vote proxies according to our proxy voting policies and procedures which are set forth below. These guidelines are reviewed periodically by the Advisor as well as our board of directors, and, accordingly, are subject to change.

As an investment advisor registered under the 1940 Act, SIC Advisors has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients. These policies and procedures for voting proxies for the investment advisory clients of SIC Advisors are intended to comply with Section 206 of, and Rule 206(4)-6 under, the 1940 Act.

Proxy Policies

SIC Advisors will vote proxies relating to our securities in a manner that it believes, in its discretion, to be in the best interest of our stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote taking into account relevant factors, including: (1) the impact on the value of the securities; (2) the anticipated costs and benefits associated with the proposal; (3) the effect on liquidity; and (4) customary industry and business practices. Although SIC Advisors will generally vote against proposals that may have a negative impact on its clients' portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of SIC Advisors are made by its portfolio managers and investment professionals under the supervision of SIC Advisors legal/compliance department. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) the recommended vote be approved by a member of SIC Advisors legal/compliance department prior to being submitted to the custodian; (b) associates involved in the decision making process or vote administration are prohibited from revealing how SIC Advisors intends to vote on a proposal in order to reduce any attempted influence from interested parties; and (c) where a material conflict of interest exists, the chief compliance officer designate an individual or group who can impartially help decide how to resolve such conflict.

Proxy Voting Records

You may obtain information, without charge, regarding how SIC Advisors voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, c/o Sierra Income Corporation at ~~375~~280 Park Ave, ~~33rd~~6th Floor East, New York, NY 10~~152~~017.

Securities Exchange Act and Sarbanes-Oxley Act

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act of 2002, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements will affect us. For example:

- pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;

- pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

- pursuant to Rule 13a-15 of the Exchange Act, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting.

The Sarbanes-Oxley Act requires us to review our policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and its regulations. We intend to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance.

Other

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement.

TAX MATTERS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A "U.S. stockholder" generally is a beneficial owner of shares of our common stock who is for U.S. federal income tax purposes:

- A citizen or individual resident of the United States;

- A corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

- A trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

- An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A "Non-U.S. stockholder" generally is a beneficial owner of shares of our common stock that is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected and intend to continue to qualify to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any income that we distribute to our stockholders from our tax earnings and profits. To maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain and maintain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our "investment company taxable income," which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, or the Annual Distribution Requirement.

184

Taxation as a Regulated Investment Company

If we:

- maintain our qualification as a RIC; and

- satisfy the Annual Distribution Requirement,

then we will not be subject to federal income tax on the portion of our income we distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no federal income tax, or the Excise Tax Avoidance Requirement. We generally will endeavor in each taxable year to avoid any U.S. federal excise tax on our earnings.

In order to maintain our qualification as a RIC for federal income tax purposes, we must, among other things:

- continue to qualify as a BDC under the 1940 Act at all times during each taxable year;

- derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain "qualified publicly traded partnerships," or other income derived with respect to our business of investing in such stock or securities, or the 90% Income Test; and

- diversify our holdings so that at the end of each quarter of the taxable year:

  - at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

  - no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly traded partnerships," or the Diversification Tests.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. Our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain "asset coverage" tests are met. See "Regulation — Senior Securities." As a result, we may be prohibited from making distributions necessary to satisfy the Annual Distribution Requirement. Even if we are not prohibited from making distributions, our ability to raise additional capital to satisfy the Annual Distribution Requirement may be limited. If we are not able to make sufficient distributions to satisfy the Annual Distribution Requirement, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Certain of our investment practices may be subject to special and complex federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause us to recognize income or gain without receipt of a corresponding distribution of cash, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor its transactions and may make certain tax elections to mitigate the potential adverse effect of these provisions, but there can be no assurance that any adverse effects of these provisions will be mitigated.

If we purchase shares in a "passive foreign investment company" (a "PFIC"), we may be subject to federal income tax on its allocable share of a portion of any "excess distribution" received on, or any gain from the disposition of, such shares even if our allocable share of such income is distributed as a taxable dividend to its stockholders. Additional charges in the nature of interest generally will be imposed on us in respect of deferred taxes arising from any such excess distribution or gain. If we invest in a PFIC and elects to treat the PFIC as a "qualified electing fund" under the Code (a "QEF"), in lieu of the foregoing requirements, we will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Alternatively, we may be able to elect to mark-to-market at the end of each taxable year its shares in a PFIC; in this case, we will recognize as ordinary income our allocable share of any increase in the value of such shares, and as ordinary loss our allocable share of any decrease in such value to the extent that any such decrease does not exceed prior increases included in its income. Under either election, we may be required to recognize in a year income in excess of distributions from PFICs and proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

The remainder of this discussion assumes that we maintain our qualification as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our "investment company taxable income" (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. For taxable years beginning on or prior to December 31, 2012, to the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as "capital gain dividends" will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. stockholder's holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder's adjusted tax basis in such stockholder's common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a "deemed distribution." In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual U.S. stockholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. stockholder's other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder's liability for federal income tax. A stockholder that is not subject to federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder's cost basis for his, her or its common stock. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a "deemed distribution."

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of distributions paid for that year, we may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the distribution was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder's adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be

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disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. stockholders currently are subject to a maximum federal income tax rate of 20% on their net capital gain (*i.e.,* the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their "net investment income," which generally includes net income from interest, dividends, annuities, royalties and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (*i.e.,* capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We have adopted a distribution reinvestment plan through which a stockholder may elect to receive distributions in the form of additional shares of our common stock, See "Distribution Reinvestment Plan". Any distributions made to a U.S. stockholder that are reinvested under the plan will nevertheless remain taxable to the U.S. stockholder. The U.S. stockholder will have an adjusted tax basis in the additional shares of our common stock purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder's account.

We will report to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, the amounts includible in such U.S. stockholder's taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year's distributions generally will be reported to the IRS (including the amount of distributions, if any, eligible for the 20% maximum rate). Distributions paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder's particular situation.

We may be required to withhold federal income tax, or backup withholding, from all distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual's taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder's federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Stockholders

Whether an investment in our shares is appropriate for a Non-U.S. stockholder will depend upon that person's particular circumstances. An investment in our shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.

Distributions of our investment company taxable income to Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a

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U.S. trade or business of the Non-U.S. stockholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, we will not be required to withhold federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.)

In addition, with respect to certain distributions made to Non-U.S. stockholders in our taxable years beginning before January 1, 2014, no withholding was required and the distributions generally were not subject to federal income tax if (i) the distributions were properly reported to our stockholders as "interest-related dividends" or "short-term capital gain dividends," (ii) the distributions were derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be given as to whether legislation will be enacted to extend the application of this provision to taxable years beginning on or after January 1, 2014. Currently, we do not anticipate that any significant amount of our distributions would be designated as eligible for this exemption from withholding even if such exemption were extended.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to federal withholding tax and generally will not be subject to federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a federal income tax credit or tax refund equal to the stockholder's allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

Legislation commonly referred to as the "Foreign Account Tax Compliance Act," or "FATCA," generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners). The types of income subject to the tax include U.S. source interest and dividends paid after September 30, 2014, and the gross proceeds from the sale of any property that could produce U.S. source interest or dividends received after December 31, 2016. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder's account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. When these provisions become effective, depending on the status of a Non-U.S. stockholder and the status of the intermediaries through which they hold their shares, Non-U.S. stockholders could be subject to this 30% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a Non-U.S. stockholder might be eligible for refunds or credits of such taxes.

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or Form W-8BEN-E or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Maintain Our Qualification as a RIC

If we fail to satisfy the 90% Income Test or the Diversification Tests for any taxable year, we may nevertheless continue to qualify as a RIC for such year if certain relief provisions are applicable (which may, among other things, require us to pay certain corporate-level federal taxes or to dispose of certain assets).

If we were unable to qualify for treatment as a RIC and the foregoing relief provisions are not applicable, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our stockholders. Distributions would not be required, and any distributions would be taxable to our stockholders as ordinary dividend income that, subject to certain limitations, may be eligible for the 20% maximum rate to the extent of our current and accumulated earnings and profits provided certain holding period and other requirements were met. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder's tax basis, and any remaining distributions would be treated as a capital gain. To requalify as a RIC in a subsequent taxable year, we would be required to satisfy the RIC qualification requirements for that year and dispose of any earnings and profits from any year in which we failed to qualify as a RIC. Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the nonqualifying year, we could be subject to tax on any unrealized net built-in gains in the assets held by us during the period in which we failed to qualify as a RIC that are recognized within the subsequent 10 years (or shorter applicable period), unless we made a special election to pay corporate-level tax on such built-in gain at the time of our requalification as a RIC.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by State Street Bank and Trust Co. N.A. Boston. The address of the custodian is 570 Washington Blvd, 5th Floor, Jersey City, NJ 07310. DST Systems, Inc. acts as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is P.O. Box 219312, Kansas City, Missouri 64121-9312, telephone number: (816) 435-1000.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use broker-dealers in the normal course of our business. Subject to policies established by our board of directors, our Advisor will be primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Advisor does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities. While our Advisor generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Advisor may select a broker-dealer based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other broker-dealers would charge if our Advisor determines in good faith that such commission is reasonable in relation to the services provided.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements for Sierra Income Corporation for the years ended December 31, 2014̶5, 2013̶4 and 2012̶3 included in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, and have been so included in reliance on the report of such firm given upon their authority as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Sutherland Asbill & Brennan LLP.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus. Any stockholder and its designated representative are permitted access to our records to which it is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Please see our charter and bylaws for additional information regarding stockholders' right to access our records.

We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC's website at *http://www.sec.gov.* Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

STOCKHOLDER PRIVACY NOTICE

We collect nonpublic personal information about our stockholders in the ordinary course of establishing and servicing their accounts. Nonpublic personal information means personally identifiable financial information that is not publicly available and any list, description, or other grouping of stockholders that is derived using such information. For example, it includes a stockholder's address, social security number, account balance, income, investment activity, and bank account information. We collect this information from the following sources:

- account applications or other required forms, correspondence (written or electronic), or from telephone contacts with customers inquiring about us;

- transaction history of a stockholder's account; and

- service providers.

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We do not disclose nonpublic personal information about you or your account(s) to anyone without your consent other than to:

- Our service providers, including our Advisor's, as necessary for the servicing of your account. Our service providers in turn have an obligation to protect the confidentiality of your personal information.

- Companies that may perform marketing services on our behalf or pursuant to joint marketing agreements. These marketing companies also have an obligation to protect confidential information.

- Government officials or other persons unaffiliated with us, to the extent required by federal or Maryland law or our articles of incorporation, including in accordance with subpoenas, court orders, and requests from government regulators.

If you decide to close your account(s), we will continue to adhere to the practices described in this notice.

If you invest in our common stock through a financial intermediary, such as a broker-dealer, bank or trust company, the privacy policy of your financial intermediary will govern how your nonpublic personal information will be shared with other parties.

We maintain physical, electronic, and procedural safeguards to protect your nonpublic personal information.

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INDEX TO FINANCIAL STATEMENTS

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Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sierra Income Corporation

We have audited the accompanying consolidated statements of assets and liabilities of Sierra Income Corporation (the Company), including the consolidated schedules of investments, as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in net assets, and cash flows, for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2015 by correspondence with the custodian, directly with counterparties and management of the portfolio companies and debt agents or by other appropriate auditing procedures where replies were not received, as applicable. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sierra Income Corporation at December 31, 2015 and 2014, and the consolidated results of its operations, changes in net assets, and cash flows, for each of the three years in the period ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst and Young LLP

New York, New York
March 8, 2016

Based on our consolidated Statement of Assets and Liabilities as of December 31, 2014, the following table shows the approximate increase (decrease) in components of net assets resulting from operations of hypothetical base rate changes in interest rates, assuming no changes in our investment and capital structure:

Basis point increase	Interest Income	Interest Expense	Net Increase (Decrease)
100	$ 1,111,684	$ 1,790,000	$ (678,316)
200	6,339,990	4,155,000	2,184,990
300	11,923,673	6,520,000	5,403,673
400	17,507,355	8,885,000	8,622,355
500	23,091,038	11,250,000	11,841,038

F-1

Sierra Income Corporation

Consolidated Statements of Assets and Liabilities

		As of	
	December 31, 2015		December 31, 2014
ASSETS			
Investments at fair value			
Non-controlled/non-affiliated investments (amortized cost of $911,640,087 and $620,968,517, respectively)	$ 859,500,211		$ 616,915,093
Controlled/affiliated investments (amortized cost of $47,772,500 and $0, respectively)	47,862,233		—
Total investments at fair value	907,362,444		616,915,093
Cash and cash equivalents	93,658,142		65,749,154
Cash collateral on total return swap (Note 5)	77,029,970		56,877,928
Interest receivable from non-controlled/non-affiliated investments	7,354,828		5,213,605
Due from affiliate (Note 7)	7,314,867		6,995,930
Deferred financing costs	3,239,404		2,675,682
Receivable due on total return swap (Note 5)	1,493,253		1,095,582
Unsettled trades receivable	270,936		424,641
Prepaid expenses and other assets	121,098		118,017
Interest receivable from controlled/affiliated investments	101,250		—
Total assets	$ 1,097,946,192		$ 756,065,632
LIABILITIES			
Revolving credit facilities payable	$ 385,000,000		$ 236,500,000
Unrealized depreciation on total return swap (Note 5)	27,365,819		7,651,597
Management fee payable	4,686,096		3,271,387
Accounts payable and accrued expenses	2,181,149		2,427,843
Incentive fees	1,795,268		—
Interest payable	1,281,471		648,497
Administrator fees payable	517,930		450,058
Due to affiliate (Note 7)	695,533		1,574,737
Unsettled trades payable	—		16,935,000
Deferred tax liability	298,827		86,600
Total liabilities	$ 423,822,093		$ 269,545,719
Commitments (Note 11)			
NET ASSETS			
Common shares, par value $0.001 per share, 250,000,000 common shares authorized, 82,623,649 and 54,260,324 common shares issued and outstanding, respectively	$ 82,624		$ 54,260
Capital in excess of par value	732,493,115		494,060,576
Accumulated distribution in excess of net realized gain/(loss) from investments and total return swap	(1,797)		(5,408,243)
Accumulated undistributed net investment income	21,178,346		9,518,341
Net unrealized appreciation/(depreciation) on investments and total return swap, net of provision for taxes of $(173,665) and $0, respectively	(79,628,189)		(11,705,021)
Total net assets	674,124,099		486,519,913
Total liabilities and net assets	$ 1,097,946,192		$ 756,065,632
NET ASSET VALUE PER SHARE	$ 8.16		$ 8.97

See accompanying notes to the consolidated financial statements.

Sierra Income Corporation

Consolidated Statements of Operations

	For the year ended December 31,		
	2015	**2014**	**2013**
INVESTMENT INCOME			
Interest from investments			
Non-controlled/non-affiliated investments:			
Cash	$ 71,911,830	$31,064,590	$ 7,386,120
Payment-in-kind	2,973,290	382,780	580
Controlled/affiliated investments:			
Cash	101,250	—	—
Total interest income	74,986,370	31,447,370	7,386,700
Fee income	10,651,257	7,943,860	619,861
Interest from cash	2,073	225	441
Total investment income	85,639,700	39,391,455	8,007,002
EXPENSES			
Base management fee	17,234,293	8,976,657	1,906,386
Interest and financing expenses	9,962,405	3,138,389	215,059
General and administrative expenses	4,503,310	3,119,964	987,632
Incentive fee	4,434,352	(183,617)	182,989
Offering costs	4,208,013	2,355,985	—
Professional fees	2,374,675	1,698,537	956,114
Administrator expenses	2,261,789	1,300,971	592,585
Organizational and offering costs reimbursed to SIC Advisors (Note 7)	443,687	4,640,250	1,761,943
Total gross expenses	45,422,524	25,047,136	6,602,708
Net expense support reimbursement (Note 7)	(6,283,327)	(5,222,096)	(3,939,251)
Net expenses	39,139,197	19,825,040	2,663,457
NET INVESTMENT INCOME	46,500,503	19,566,415	5,343,545
Net realized gain/(loss) from non-controlled/non-affiliated investments	(264,308)	623,653	(57,893)
Net realized gain on total return swap (Note 5)	11,574,160	6,387,860	155,317
Net change in unrealized appreciation/(depreciation) on non-controlled/non-affiliated investments	(48,086,452)	(4,522,685)	488,421
Net change in unrealized appreciation/(depreciation) on controlled/affiliated investments	89,733	—	—
Net change in unrealized appreciation/(depreciation) on total return swap (Note 5)	(19,714,222)	(8,002,993)	351,396
Change in provision for deferred taxes on unrealized gain on investments	(212,227)	—	—
Net gain/(loss) on investments and total return swap	(56,613,316)	(5,514,165)	937,241
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(10,112,813)	$14,052,250	$ 6,280,786
WEIGHTED AVERAGE - BASIC AND DILUTED EARNINGS PER COMMON SHARE	$ (0.14)	$ 0.40	$ 0.85
WEIGHTED AVERAGE - BASIC AND DILUTED NET INVESTMENT INCOME PER COMMON SHARE	$ 0.66	$ 0.55	$ 0.72
WEIGHTED AVERAGE COMMON STOCK OUTSTANDING - BASIC AND DILUTED (Note 10)	70,648,292	35,425,825	7,426,660

See accompanying notes to the consolidated financial statements.

Sierra Income Corporation

Consolidated Statements of Changes in Net Assets

	For the year ended December 31,		
	2015	2014	2013
INCREASE/(DECREASE) FROM OPERATIONS			
Net investment income	$ 46,500,503	$ 19,566,415	$ 5,343,545
Net realized gain/(loss) on investments	(264,308)	623,653	(57,893)
Net realized gain on total return swap (Note 5)	11,574,160	6,387,860	155,317
Net change in unrealized appreciation/ (depreciation) on investments	(47,996,719)	(4,522,685)	488,421
Net change in unrealized appreciation/ (depreciation) on total return swap (Note 5)	(19,714,222)	(8,002,993)	351,396
Change in provision for deferred taxes on unrealized gain on investments	(212,227)	—	—
Net increase/(decrease) in net assets resulting from operations	(10,112,813)	14,052,250	6,280,786
SHAREHOLDER DISTRIBUTIONS			
Distributions from return of capital (Note 2)	(16,060,726)	(6,719,353)	—
Distributions from net realized gains	(441,052)	(6,502,690)	—
Distributions from net investment income (Note 2)	(40,302,852)	(15,570,452)	(6,032,061)
Net decrease in net assets from shareholder distributions	(56,804,630)	(28,792,495)	(6,032,061)
COMMON SHARE TRANSACTIONS			
Issuance of common shares, net of underwriting costs	234,419,750	339,513,689	130,100,012
Issuance of common shares pursuant to distribution reinvestment plan	27,227,730	13,160,550	2,117,061
Repurchase of common shares	(7,125,851)	(4,416,354)	(86,507)
Net increase in net assets resulting from common share transactions	254,521,629	348,257,885	132,130,566
Total increase in net assets	187,604,186	333,517,640	132,379,291
Net assets at beginning of year	486,519,913	153,002,273	20,622,982
Net assets at end of year (including distribution in excess of net investment income and accumulated undistributed net investment income/(loss) of $21,178,346, $9,518,341 and $(249,177), respectively)	$674,124,099	$486,519,913	$153,002,273
Net asset value per common share	$ 8.16	$ 8.97	$ 9.18
Common shares outstanding, beginning of year	54,260,324	16,663,500	2,300,573
Issuance of common shares	26,083,095	36,646,905	14,141,784
Issuance of common shares pursuant to distribution reinvestment plan	3,088,090	1,428,312	230,611
Repurchase of common shares	(807,860)	(478,393)	(9,468)
Common shares outstanding, end of year	82,623,649	54,260,324	16,663,500
DIVIDENDS DECLARED PER COMMON SHARE	$ 0.80	$ 0.80	$ 0.80

See accompanying notes to the consolidated financial statements.

F-4

Sierra Income Corporation

Consolidated Statements of Cash Flows

	For the year ended December 31,		
	2015	2014	2013
Cash flows from operating activities			
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$ (10,112,813)	$ 14,052,250	$ 6,280,786
ADJUSTMENT TO RECONCILE NET INCREASE/(DECREASE) IN NET ASSETS FROM OPERATIONS TO NET CASH USED IN OPERATING ACTIVITIES			
Payment-in-kind interest income	(2,973,290)	(382,780)	(580)
Net amortization of premium on investments	(658,312)	(259,197)	35,451
Amortization of deferred financing costs	1,228,474	(1,525,543)	(1,150,139)
Net realized (gain)/loss on investments	264,308	(623,653)	57,893
Net change in unrealized (appreciation)/depreciation on investments	47,996,719	4,522,685	(488,421)
Net change in unrealized (appreciation)/depreciation on total return swap (Note 5)	19,714,222	8,002,993	(351,396)
Purchases and Originations	(524,893,684)	(608,324,075)	(145,799,374)
Proceeds from sale of investments and principal repayments	189,816,908	125,953,464	38,973,705
(Increase)/decrease in operating assets:			
Cash collateral on total return swap (Note 5)	(20,152,042)	(50,171,769)	(6,706,159)
Unsettled trades receivable	153,705	71,609	(496,250)
Due from affiliate	(318,937)	(4,402,941)	(1,778,175)
Interest receivable	(2,242,473)	(3,224,477)	(1,204,491)
Receivable due on total return swap (Note 5)	(397,671)	(940,265)	(155,317)
Prepaid expenses and other assets	280,599	(94,042)	(15,026)
Increase/(decrease) in operating liabilities:			
Unsettled trades payable	(16,935,000)	1,442,500	15,492,500
Management fee payable	1,414,709	2,456,732	643,338
Accounts payable and accrued expenses	(246,694)	1,931,950	(8,549)
Incentive fee payable	1,795,268	(182,989)	182,361
Administrator fees payable	67,872	297,896	23,703
Interest payable	632,974	615,442	22,226
Deferred tax liability	212,277	86,600	—
Due to affiliate	(879,204)	1,541,426	(22,616)
NET CASH USED IN OPERATING ACTIVITIES	(316,232,135)	(509,156,184)	(96,464,530)
Cash flows from financing activities			
Borrowings under revolving credit facility	408,500,000	321,500,000	16,000,000
Repayments of revolving credit facility	(260,000,000)	(101,000,000)	—
Borrowings under prime broker margin account	—	—	(17,345,794)
Proceeds from issuance of common stock, net of underwriting costs	234,419,750	339,513,689	130,100,012
Payment of cash dividends	(29,576,900)	(15,631,945)	(3,915,000)
Financing costs paid	(2,075,876)	—	—
Repurchase of common shares	(7,125,851)	(4,416,354)	(86,507)
NET CASH PROVIDED BY FINANCING ACTIVITIES	344,141,123	539,965,390	124,752,711
TOTAL INCREASE IN CASH	27,908,988	30,809,206	28,288,181
CASH AT BEGINNING OF YEAR	65,749,154	34,939,948	6,651,767
CASH AT END OF YEAR	$ 93,658,142	$ 65,749,154	$ 34,939,948
Supplemental Information			
Cash paid during the year for interest	$ 9,329,431	$ 2,522,947	$ 157,279
Supplemental non-cash information			

Payment-in-kind interest income	$	2,973,290	$	382,780	$	580
Amortization of deferred financing costs	$	1,228,474	$	1,525,543	$	1,150,139
Net amortization of premium on investments	$	658,312	$	259,197	$	(35,451)
Issuance of common shares in connection with distribution reinvestment plan	$	27,227,730	$	13,160,550	$	2,117,061

See accompanying notes to the consolidated financial statements.

F-5

Sierra Income Corporation
Consolidated Schedule of Investments
As of December 31, 2015

Company[1]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[2]
Non-controlled/non-affiliated investments – 127.5%							
AAR Intermediate Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 14.000%, 1.000% Floor[3][4][5]	3/30/2019	$11,622,797	$11,082,071	$ 6,241,367	0.9%
		Warrants to purchase 0.625% of outstanding company equity[4][6]	3/30/2019	—	790,778	—	0.0%
				11,622,797	11,872,849	6,241,367	
Access Media Holding LLC	Media: Broadcasting & Subscription	Common Stock[4][6]		—	—	—	0.0%
		Preferred Equity 12.000%[4]		1,432,412	1,432,413	500,893	0.1%
		Senior Secured First Lien Term Loans 5.000%, 5.000% PIK[4]	7/22/2020	6,678,501	6,678,501	6,678,501	1.0%
				8,110,927	8,110,914	7,179,394	
Advanced Diagnostic Holdings LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 8.750%, 0.875% Floor[3][4]	12/11/2020	15,554,250	15,554,250	15,554,250	2.3%
				15,554,250	15,554,250	15,554,250	
AESC Holding Corp., Inc.	Retail	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor[3][4]	5/27/2019	7,000,000	7,000,000	7,000,000	1.0%
				7,000,000	7,000,000	7,000,000	
Alpha Media LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor[8][9]	4/30/2021	9,179,127	9,179,127	9,179,127	1.4%
				9,179,127	9,179,127	9,179,127	
American Beacon Advisors, Inc.[10]	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 8.750%, 1.000% Floor[9]	4/30/2023	6,000,000	5,886,884	5,937,982	0.9%
				6,000,000	5,886,884	5,937,982	
Anaren, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor[9]	8/18/2021	10,000,000	9,918,443	9,642,999	1.4%
				10,000,000	9,918,443	9,642,999	
Aperture Group, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor[3]	8/29/2019	2,431,439	2,422,081	2,431,439	0.4%
				2,431,439	2,422,081	2,431,439	
Associated Asphalt Partners, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Notes 8.500%[7][11]	2/15/2018	1,778,000	1,785,989	1,786,890	0.3%
				1,778,000	1,785,989	1,786,890	

See accompanying notes to consolidated financial statements.

Company[1]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[2]
Asurion Corp.[10]	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 7.500%, 1.000% Floor[9]	3/3/2021	$ 7,000,000	$ 6,942,069	$ 6,100,440	0.9%
				7,000,000	6,942,069	6,100,440	
Atrium Innovations, Inc.[12]	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loans LIBOR + 6.750%, 1.000% Floor[9]	8/13/2021	5,000,000	4,979,955	4,256,250	0.6%
				5,000,000	4,979,955	4,256,250	
Aviation Technical Services, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.000% Floor[3][4]	3/31/2022	22,500,000	22,500,000	22,500,000	3.3%
				22,500,000	22,500,000	22,500,000	
Backcountry.com, LLC	Retail	Senior Secured First Lien Term Loans LIBOR + 7.250%, 1.000% Floor[3][4]	6/30/2020	35,029,079	35,029,079	34,971,465	5.2%
				35,029,079	35,029,079	34,971,465	
Bennu Oil & Gas, LLC	Energy: Oil & Gas	Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.250% Floor, 2.500% PIK[9]	11/1/2018	5,574,581	5,571,210	1,700,247	0.3%
				5,574,581	5,571,210	1,700,247	
Birch Communications, Inc.	Telecommunications	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor[4][9]	7/18/2020	14,531,250	14,306,446	14,089,203	2.1%
				14,531,250	14,306,446	14,089,203	
Black Angus Steakhouses LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans LIBOR + 9.000%, 1.000% Floor[3][4][8]	4/24/2020	21,043,527	21,043,527	20,959,730	3.1%
				21,043,527	21,043,527	20,959,730	
Brundage-Bone Concrete Pumping, Inc.	Construction & Building	Senior Secured First Lien Notes 10.375%[7]	9/1/2021	7,500,000	7,625,073	7,428,542	1.1%
				7,500,000	7,625,073	7,428,542	
Capstone Nutrition	Healthcare & Pharmaceuticals	Common Stock[4][6]		—	300,000	—	0.0%
		Common Stock, Class B[4][6]		—	9	9	0.0%
		Common Stock, Class C[4][6]		—	—	—	0.0%
		Senior Secured First Lien Term Loans LIBOR + 11.500%, 1.000% Floor, 1.000% PIK[4][9]	4/28/2019	18,702,625	18,702,625	13,839,943	2.1%
				18,702,625	19,002,634	13,839,952	
Charming Charlie, Inc.	Retail	Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor[9]	12/24/2019	8,855,113	8,870,568	8,323,648	1.2%
				8,855,113	8,870,568	8,323,648	

See accompanying notes to consolidated financial statements.

Company[1]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[2]
Collective Brands Finance, Inc.[10]	Retail	Senior Secured Second Lien Term Loans LIBOR + 7.500%, 1.000% Floor[9]	3/11/2022	$ 6,000,000	$ 6,016,708	$ 2,517,288	0.4%
				6,000,000	6,016,708	2,517,288	
ContMid Intermedia Inc.	Automotive	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor[3][4]	10/25/2019	27,908,193	27,908,193	27,648,200	4.1%
				27,908,193	27,908,193	27,648,200	
ConvergeOne Holdings Corp.	Telecommunications	Senior Secured Second Lien Term Loans LIBOR + 8.000%, 1.000% Floor[3][4]	6/17/2021	12,500,000	12,395,454	12,109,427	1.8%
				12,500,000	12,395,454	12,109,427	
Cornerstone Chemical Company	Chemicals, Plastics & Rubber	Senior Secured First Lien Notes 9.375%[7][11]	3/15/2018	2,500,000	2,562,636	2,253,125	0.3%
				2,500,000	2,562,636	2,253,125	
CP OpCo, LLC	Services: Consumer	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor[4][9]	9/30/2020	3,000,000	3,000,000	3,000,000	0.4%
				3,000,000	3,000,000	3,000,000	
CRGT, Inc.	High Tech Industries	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor[4][9]	12/19/2020	4,813,291	4,813,291	4,791,015	0.7%
				4,813,291	4,813,291	4,791,015	
DHISCO Electronic Distribution Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans LIBOR + 9.000% PIK, 1.500% Floor[3][4]	2/10/2018	4,030,023	4,030,023	4,022,550	0.6%
		Senior Secured First Lien Term Loans LIBOR + 9.000%, 1.500% Floor[3][4] 8)	11/10/2019	19,523,810	19,523,810	19,569,138	2.9%
		Warrants to purchase 4.2% of the outstanding equity[4] 6)	2/10/2018	—	769,231	1,640,082	0.2%
				23,553,833	24,323,064	25,231,770	
Drew Marine Partners, LP	Transportation: Cargo	Senior Secured Second Lien Term Loans LIBOR + 7.000%, 1.000% Floor[9]	5/19/2021	10,000,000	10,066,712	9,539,857	1.4%
				10,000,000	10,066,712	9,539,857	
Dynamic Energy Services Internation LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor[4][13]	3/6/2018	9,125,000	9,125,000	8,841,760	1.3%
				9,125,000	9,125,000	8,841,760	
EarthLink, Inc.[12]	Telecommunications	Senior Secured First Lien Notes 7.375%[7][11]	6/1/2020	2,450,000	2,440,823	2,495,937	0.4%
				2,450,000	2,440,823	2,495,937	

See accompanying notes to consolidated financial statements.

Company[1]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[2]
First Boston Construction Holdings, LLC	Banking, Finance, Insurance & Real Estate	Preferred Equity[4][6]		$ —	$ 878,907	$ 878,907	0.1%
		Senior Secured First Lien Notes 12.000%[4][8]	12/31/2020	3,515,625	3,515,625	3,515,629	0.5%
				3,515,625	4,394,532	4,394,536	
FKI Security Group LLC	Capital Equipment	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor[3][4]	3/30/2020	14,812,500	14,812,500	14,479,785	2.1%
				14,812,500	14,812,500	14,479,785	
Frontier Communications Corp.[12]	Telecommunications	Senior Secured First Lien Notes 10.250%[7][11]	9/15/2022	2,000,000	2,000,000	1,992,500	0.3%
				2,000,000	2,000,000	1,992,500	
Gastar Exploration USA, Inc.	Energy: Oil & Gas	Senior Secured First Lien Notes 8.625%[7][11]	5/15/2018	5,400,000	5,409,861	2,828,250	0.4%
				5,400,000	5,409,861	2,828,250	
Genex Holdings, Inc.[10]	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor[9]	5/30/2022	9,500,000	9,528,566	9,269,729	1.4%
				9,500,000	9,528,566	9,269,729	
GK Holdings, Inc.	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 9.500%, 1.000% Floor[3]	1/20/2022	10,000,000	10,000,000	9,505,351	1.4%
				10,000,000	10,000,000	9,505,351	
Green Field Energy Services, Inc.	Energy: Oil & Gas	Senior Secured First Lien Notes 13.000%[4][5][7]	11/15/2016	766,616	754,768	157,156	0.0%
		Warrants/Equity[4][6]		—	29,000	—	0.0%
				766,616	783,768	157,156	
GTCR Valor Companies, Inc.	High Tech Industries	Senior Secured First Lien Term Loans LIBOR + 5.000%, 1.000% Floor[9]	5/30/2021	2,913,869	2,889,196	2,893,847	0.4%
		Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.000% Floor[9]	11/30/2021	4,000,000	3,965,863	3,876,807	0.6%
				6,913,869	6,855,059	6,770,654	
HBC Holdings, LLC	Wholesale	Senior Secured First Lien Term Loans LIBOR + 5.750%, 1.000% Floor[4][9]	3/30/2020	14,812,500	14,812,500	14,025,813	2.1%
				14,812,500	14,812,500	14,025,813	
Heligear Acquisition Co.	Aerospace & Defense	Senior Secured First Lien Notes 10.250%[4][7]	10/15/2019	15,000,000	15,000,000	15,209,164	2.3%
				15,000,000	15,000,000	15,209,164	
Hill International, Inc.[12]	Construction & Building	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor[4][9]	9/26/2020	16,787,500	16,787,500	16,524,481	2.5%
				16,787,500	16,787,500	16,524,481	

See accompanying notes to consolidated financial statements.

Company[(1)]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[(2)]
Holland Acquisitio Corp.	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 9.000%, 1.000% Floor[(9)]	5/29/2018	$ 4,550,691	$ 4,497,331	$ 3,952,221	0.6%
				4,550,691	4,497,331	3,952,221	
Ignite Restaurant Group, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans LIBOR + 7.000%, 1.000% Floor[(9)]	2/13/2019	9,310,973	9,204,898	9,192,804	1.4%
				9,310,973	9,204,898	9,192,804	
IHS Intermedia Inc.	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor [(9)]	7/20/2022	25,000,000	25,000,000	25,000,000	3.7%
				25,000,000	25,000,000	25,000,000	
Interface Security Systems, Inc.	Services: Consumer	Senior Secured First Lien Notes 9.250%[(7)(11)]	1/15/2018	3,417,000	3,449,657	3,348,660	0.5%
				3,417,000	3,449,657	3,348,660	
Invision Diversifiec LLC	Services: Business	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor[(3)(4)]	6/30/2020	24,875,000	24,875,000	24,658,836	3.7%
				24,875,000	24,875,000	24,658,836	
IPS Corporatic	Wholesale	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor[(14)]	2/5/2021	9,875,139	9,875,139	9,527,050	1.4%
				9,875,139	9,875,139	9,527,050	
IronGate Energy Services, LLC	Energy: Oil & Gas	Senior Secured First Lien Notes 11.000%[(7)]	7/1/2018	3,000,000	2,968,199	1,639,824	0.2%
				3,000,000	2,968,199	1,639,824	
Isola USA Corp.[(10)]	High Tech Industries	Senior Secured First Lien Term Loans LIBOR + 8.250%, 1.000% Floor[(9)]	11/29/2018	5,723,899	5,815,211	5,046,729	0.7%
				5,723,899	5,815,211	5,046,729	
JAC Holding Corp.	Automotive	Senior Secured First Lien Notes 11.500%[(4)(7)]	10/1/2019	12,000,000	12,000,000	12,182,259	1.8%
				12,000,000	12,000,000	12,182,259	
Jordan Reses Supply Company, LLC	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loans LIBOR + 11.000%, 1.000% Floor [(3)(4)]	4/24/2020	5,000,000	5,000,000	4,996,309	0.7%
				5,000,000	5,000,000	4,996,309	
Liquidnet Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor[(9)]	5/22/2019	6,475,000	6,404,231	6,266,994	0.9%
				6,475,000	6,404,231	6,266,994	
Livingston Internatior Inc.[(10)(12)]	Transportation: Cargo	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.250% Floor [(9)]	4/18/2020	2,658,504	2,654,864	2,453,765	0.4%
				2,658,504	2,654,864	2,453,765	

See accompanying notes to consolidated financial statements.

F-10

Company[1]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[2]
LTCG Holdings Corp.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans LIBOR + 5.000%, 1.000% Floor[9]	6/6/2020	$ 2,838,571	$ 2,827,577	$ 2,635,361	0.4%
				2,838,571	2,827,577	2,635,361	
Miller Heiman, Inc.	Services: Business	Senior Secured First Lien Term Loans LIBOR + 5.750%, 1.000% Floor[9]	9/30/2019	24,062,500	24,062,500	22,595,225	3.4%
				24,062,500	24,062,500	22,595,225	
Nathan's Famous, Inc.	Beverage & Food	Senior Secured First Lien Notes 10.000%	3/15/2020	7,000,000	7,000,000	7,344,926	1.1%
				7,000,000	7,000,000	7,344,926	
Nation Safe Drivers Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 8.000%, 2.000% Floor[4][9]	9/29/2020	20,676,479	20,676,479	20,357,441	3.0%
				20,676,479	20,676,479	20,357,441	
New Media Holdings II, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor[9]	6/4/2020	18,228,044	18,210,156	17,977,409	2.7%
				18,228,044	18,210,156	17,977,409	
Newpage Corp.	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans LIBOR + 8.250%, 1.250% Floor[5][9]	2/11/2021	9,750,000	9,648,176	3,503,868	0.5%
				9,750,000	9,648,176	3,503,868	
Northern Lights MIDCO, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans LIBOR + 9.500%, 1.500% Floor[3][4]	11/21/2019	4,523,750	4,523,750	4,588,252	0.7%
				4,523,750	4,523,750	4,588,252	
Novetta Solutions LLC	High Tech Industries	Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.000% Floor[3]	10/15/2023	11,000,000	10,892,695	10,890,000	1.6%
				11,000,000	10,892,695	10,890,000	
Omnitracs, Inc.	High Tech Industries	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor[9]	5/25/2021	7,000,000	7,012,936	6,710,175	1.0%
				7,000,000	7,012,936	6,710,175	
Oxford Mining Company, LLC	Metals & Mining	Senior Secured First Lien Term Loans LIBOR + 8.500%, 0.750% Floor, 3.000% PIK[4][9]	12/31/2018	20,288,028	20,288,028	19,383,182	2.9%
				20,288,028	20,288,028	19,383,182	
Physiotherapy Corporatic	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 4.750%, 1.000% Floor[9]	6/4/2021	7,481,250	7,481,250	7,471,986	1.1%
				7,481,250	7,481,250	7,471,986	

See accompanying notes to consolidated financial statements.

Company[1]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[2]
Reddy Ice Corporatio	Beverage & Food	Senior Secured Second Lien Term Loans LIBOR + 9.500%, 1.250% Floor[4][9]	11/1/2019	$ 2,000,000	$ 2,000,000	$ 1,548,874	0.2%
				2,000,000	2,000,000	1,548,874	
Research Now Group, Inc.	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 8.750%, 1.000% Floor[9]	3/18/2022	15,000,000	15,000,000	14,283,218	2.1%
				15,000,000	15,000,000	14,283,218	
Response Team Holdings, LLC	Construction & Building	Preferred Equity 12% PIK [4]	3/28/2019	3,430,847	3,173,440	3,267,264	0.5%
		Senior Secured First Lien Term Loans LIBOR + 8.500%, 2.000% Floor, 1.000% PIK[3][4]	3/28/2019	16,161,908	16,161,908	16,298,673	2.4%
		Warrants to purchase 3.70% of the outstanding common units[4][6]		—	257,407	895,051	0.1%
				19,592,755	19,592,755	20,460,988	
School Specialty, Inc.	Wholesale	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor[3]	6/11/2019	10,087,334	10,035,592	9,943,063	1.5%
				10,087,334	10,035,592	9,943,063	
Ship Supply Acquisitio Corporatio	Services: Business	Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor[3][4][8]	7/31/2020	24,687,500	24,687,500	24,687,499	3.7%
				24,687,500	24,687,500	24,687,499	
Sizzling Platter, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans LIBOR + 7.500%, 1.000% Floor[9]	4/28/2020	15,000,000	15,000,000	14,865,921	2.2%
				15,000,000	15,000,000	14,865,921	
Software Paradigms International Group, LLC	High Tech Industries	Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor[4][8][9]	5/22/2020	32,098,298	32,098,298	32,044,613	4.8%
				32,098,298	32,098,298	32,044,613	
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term Loans LIBOR + 6.000%, 1.000% Floor[3][4]	3/16/2020	2,677,738	2,677,738	2,635,463	0.4%
				2,677,738	2,677,738	2,635,463	
Survey Sampling Internation LLC	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor[9]	12/16/2021	24,000,000	24,000,000	22,978,470	3.4%
				24,000,000	24,000,000	22,978,470	
Techniplas LLC	Automotive	Senior Secured First Lien Notes 10.000%[7][11]	5/1/2020	6,000,000	6,000,000	4,290,000	0.6%
				6,000,000	6,000,000	4,290,000	

See accompanying notes to consolidated financial statements.

Company[1]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[2]
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor[3]	5/22/2021	$ 9,875,000	$ 9,829,704	$ 9,865,262	1.5%
				9,875,000	9,829,704	9,865,262	
TouchTunes Interactive Networks, Inc.	Media: Diversified & Production	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor[9]	5/29/2022	7,500,000	7,500,000	7,222,625	1.1%
				7,500,000	7,500,000	7,222,625	
TravelCLICK, Inc.[10]	Hotel, Gaming & Leisure	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor[9]	11/6/2021	6,000,000	5,924,246	5,663,438	0.8%
				6,000,000	5,924,246	5,663,438	
True Religion Apparel, Inc.	Retail	Senior Secured Second Lien Term Loans LIBOR + 10.000%, 1.000% Floor[13]	1/30/2020	4,000,000	3,875,200	144,856	0.0%
				4,000,000	3,875,200	144,856	
U.S. Auto Sales Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 10.500%, 1.000% Floor[3][4]	6/8/2020	5,500,000	5,500,000	5,402,354	0.8%
				5,500,000	5,500,000	5,402,354	
U.S. Well Services, LLC	Energy: Oil & Gas	Warrants[6]	2/21/2019	—	173	—	0.0%
				—	173	—	
Valence Surface Technology Inc.	Aerospace & Defense	Senior Secured First Lien Term Loans LIBOR + 5.500%, 1.000% Floor[9]	6/13/2019	4,682,801	4,658,352	4,516,541	0.7%
				4,682,801	4,658,352	4,516,541	
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured Second Lien Term Loans LIBOR + 7.250%, 1.000% Floor[4][9]	5/14/2022	20,625,000	18,245,261	14,441,745	2.1%
				20,625,000	18,245,261	14,441,745	
Vestcom International Inc.	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor[13]	9/30/2022	5,000,000	5,000,000	4,947,615	0.7%
				5,000,000	5,000,000	4,947,615	
Watermill-QMC Midco, Inc.	Automotive	Equity[4][6]		—	514,195	661,630	0.1%
		Senior Secured First Lien Term Loans 12.000%, 1.000% PIK[4]	6/30/2020	26,657,799	26,657,799	26,683,851	4.0%
				26,657,999	27,171,994	27,345,481	
YP LLC[10]	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.250% Floor[9]	6/4/2018	3,130,435	3,153,210	3,091,531	0.5%
				3,130,435	3,153,210	3,091,531	

See accompanying notes to consolidated financial statements.

F-13

Company[1]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[2]
Z Gallerie, LLC	Retail	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor[13]	10/8/2020	$ 4,730,307	$ 4,684,722	$ 4,688,655	0.7%
				4,730,307	4,684,722	4,688,655	
Total non-controlled/non-affiliated investments					$911,640,087	$ 859,500,211	127.5%
Controlled/affiliated investments[15] – 7.1%[1][2]							
Nomida LLC	Construction & Building	Equity[6]		—	5,400,000	5,400,000	0.8%
		Senior Secured First Lien Term Loans 10.000%	12/1/2020	8,100,000	8,100,000	8,100,042	1.2%
				8,100,000	13,500,000	13,500,042	
Sierra Senior Loan Strategy JV I LLC	Multi-Sector Holdings	Equity		34,272,500	34,272,500	34,362,191	5.1%
				34,272,500	34,272,500	34,362,191	
Total controlled/affiliated investments					$ 47,772,500	$ 47,862,233	7.1%
Money market fund – 2.3%							
Federated Prime Obligations Fund		Money Market 0.01%		$15,456,069	$ 15,456,069	$ 15,456,069	2.3%
Total money market fund					$ 15,456,069	$ 15,456,069	2.3%

Derivative Instrument - Long Exposure					Notional Amount	Unrealized Appreciation (Depreciation)
Total return swap with Citibank, N.A. (Note 5)		Total Return Swap			$206,455,990	$ (27,365,819)
					$206,455,990	$ (27,365,819)

---

[1] All of the Company's investments are domiciled in the United States except for Atrium Innovations, Inc. and Livingston International, Inc. which are domiciled in Canada.
[2] Percentage is based on net assets of $674,124,099 as of December 31, 2015.
[3] The interest rate on these loans is subject to a base rate plus 1 Month ("1M") LIBOR, which at December 31, 2015 was 0.43%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.
[4] An affiliated fund that is managed by an affiliate of SIC Advisors LLC also holds an investment in this security.
[5] The investment was on non-accrual status as of December 31, 2015.
[6] Security is non-income producing.
[7] Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $55,612,309 and 14.8% of net assets as of December 31, 2015 and are considered restricted.
[8] The investment has an unfunded commitment as of December 31, 2015. For further details see Note 11. Fair value includes an analysis of the unfunded commitment.
[9] The interest rate on these loans is subject to a base rate plus 3 Month ("3M") LIBOR, which at December 31, 2015 was 0.61%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.
[10] Security is also held in the underlying portfolio of the total return swap with Citibank, N.A. (see Note 5). The Company's total exposure to American Beacon Advisors, Inc., Asurion Corp., Collective Brands Finance, Inc., Genex Holdings, Inc., Isola USA Corp., Livingston International, Inc., TravelCLICK, Inc., and YP LLC is $6,930,495 or 1.0%, $10,824,121 or 1.6%, $8,405,126 or 1.2%, $12,227,341 or 1.8%, $8,814,354 or 1.3%, $4,423,208 or 0.7%, $15,382,512 or 2.3%, $6,245,444 or 0.9%, respectively, of Net Assets as of December 31, 2015.
[11] Represents securities in Level 2 in the ASC 820 table (see Note 4).

See accompanying notes to consolidated financial statements.

F-14

(12) The investment is not a qualifying asset under Section 55 of the Investment Company Act of 1940, as amended. Non-qualifying assets represent 4.1% of the Company's portfolio at fair value.

(13) The interest rate on these loans is subject to a base rate plus 6 Month ("6M") LIBOR, which at December 31, 2015 was 0.85%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 6M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(14) The interest rate on these loans is subject to a base rate plus 2 Month ("2M") LIBOR, which at December 31, 2015 was 0.51%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 2M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(15) Control Investments are defined by the Investment Company Act of 1940 ("1940 Act") as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

F-15
See accompanying notes to consolidated financial statements.

Sierra Income Corporation
Consolidated Schedule of Investments
As of December 31, 2014

Company[1]	Industry	Type of Investment	Maturity	Par/Share Amount	Cost	Fair Value	% of Net Assets[2]
Non-controlled/non-affiliated investments – 126.8%							
AAR Intermediate Holdings, LLC	Oil and Gas	Senior Secured First Lien Term Loans LIBOR + 12.000%, 1.000% Floor[3][4]	6/30/2015	$ 1,006,234	$ 1,006,234	$ 997,872	0.2%
		Senior Secured First Lien Term Loans LIBOR + 12.000%, 1.000% Floor[3][4]	3/30/2019	11,697,470	10,938,261	10,703,771	2.2%
		Warrants to purchase 1.98% of outstanding company equity[4][5]	3/30/2019	—	790,778	598,870	0.1%
				12,703,724	12,735,273	12,300,513	
ALG USA Holdings, Inc.	Leisure, Amusement, Motion Pictures, and Entertainment	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.250% Floor[6]	2/28/2020	2,000,000	1,967,491	2,011,269	0.4%
				2,000,000	1,967,491	2,011,269	
Allen Edmonds Corp.	Retail Stores	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor[3][4]	5/27/2019	7,000,000	7,000,000	7,070,000	1.5%
				7,000,000	7,000,000	7,070,000	
AM3 Pinnacle Corporation	Telecommunications	Senior Secured First Lien Term Loans 10.000%[4][7]	10/22/2018	6,533,857	6,533,857	6,533,857	1.3%
				6,533,857	6,533,857	6,533,857	
American Pacific Corp.	Chemicals, Plastics, and Rubber	Senior Secured First Lien Term Loans LIBOR + 6.000%, 1.000% Floor[6]	2/27/2019	7,940,000	7,888,650	8,056,333	1.7%
				7,940,000	7,888,650	8,056,333	
Anaren, Inc.	Aerospace and Defense	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor[6]	8/18/2021	10,000,000	9,908,218	9,935,749	2.0%
				10,000,000	9,908,218	9,935,749	
Ascensus, Inc.	Finance	Senior Secured Second Lien Term Loans LIBOR + 8.000%, 1.000% Floor[6]	12/2/2020	4,000,000	3,948,926	4,000,000	0.8%
				4,000,000	3,948,926	4,000,000	
Associated Asphalt Partners, LLC	Chemicals, Plastics, and Rubber	Senior Secured First Lien Notes 8.500%[8]	2/15/2018	2,000,000	2,013,443	1,993,534	0.4%
				2,000,000	2,013,443	1,993,534	
Asurion Corp.[9]	Insurance	Senior Secured Second Lien Term Loans LIBOR + 7.500%, 1.000% Floor[6]	3/3/2021	7,000,000	6,935,000	7,000,000	1.4%
				7,000,000	6,935,000	7,000,000	
Atrium Innovations, Inc.[10]	Healthcare, Education, and Childcare	Senior Secured Second Lien Term Loans LIBOR + 6.750%, 1.000% Floor[6]	8/13/2021	5,000,000	4,977,296	4,743,856	1.0%
				5,000,000	4,977,296	4,743,856	

Company[1]	Industry	Type of Investment	Maturity	Par/Share Amount	Cost	Fair Value	% of Net Assets [2]
Bennu Oil & Gas, LLC	Oil and Gas	Senior Secured Second Lien Term Loans LIBOR + 7.500%, 1.250% Floor[6]	11/1/2018	5,525,389	5,520,837	4,570,180	0.9%
				5,525,389	5,520,837	4,570,180	
Birch Communications, Inc.	Telecommunications	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor[3][4]	7/18/2020	14,572,917	14,300,451	14,042,615	2.9%
				14,572,917	14,300,451	14,042,615	
Brundage-Bone Concrete Pumping, Inc.	Buildings and Real Estate	Senior Secured First Lien Notes 10.375% [8]	9/1/2021	7,500,000	7,641,129	7,600,484	1.6%
				7,500,000	7,641,129	7,600,484	
Charming Charlie, Inc.	Retail Stores	Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor[6]	12/24/2019	8,945,242	8,963,787	9,034,694	1.9%
				8,945,242	8,963,787	9,034,694	
Collective Brands Finance, Inc.[9][10]	Retail Stores	Senior Secured Second Lien Term Loans LIBOR + 7.500%, 1.000% Floor[6]	3/11/2022	6,000,000	6,018,670	5,669,782	1.2%
				6,000,000	6,018,670	5,669,782	
Contmid, Inc.	Automobile	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor[3][4]	10/25/2019	14,317,924	14,317,924	14,317,924	2.9%
				14,317,924	14,317,924	14,317,924	
ConvergeOne Holdings Corporation	Telecommunications	Senior Secured Second Lien Term Loans LIBOR + 8.000%, 1.000% Floor[3][4]	6/17/2021	12,500,000	12,381,463	12,312,750	2.5%
				12,500,000	12,381,463	12,312,750	
Cornerstone Chemical Company	Chemicals, Plastics, and Rubber	Senior Secured First Lien Notes[8][11]	3/15/2018	2,500,000	2,587,841	2,550,000	0.5%
				2,500,000	2,587,841	2,550,000	
CP Opco, LLC	Leisure, Amusement, Motion Pictures, and Entertainment	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor[4][6]	9/30/2020	8,000,000	8,000,000	8,000,000	1.6%
				8,000,000	8,000,000	8,000,000	
CRGT, Inc.	Diversified/ Conglomerate Service	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor[4][6]	12/19/2020	10,000,000	10,000,000	10,000,000	2.1%
				10,000,000	10,000,000	10,000,000	
Deltek, Inc.	Electronics	Senior Secured Second Lien Term Loans LIBOR + 8.750%, 1.250% Floor[6]	10/10/2019	3,000,000	2,981,523	3,060,000	0.6%
				3,000,000	2,981,523	3,060,000	
Drew Marine Partners LP	Cargo Transport	Senior Secured Second Lien Term Loans LIBOR + 7.000%, 1.000% Floor[6]	5/19/2021	10,000,000	10,078,927	10,033,409	2.1%
				10,000,000	10,078,927	10,033,409	

F-17

Company[1]	Industry	Type of Investment	Maturity	Par/Share Amount	Cost	Fair Value	% of Net Assets [2]
Dynamic Energy Services International, LLC	Oil and Gas	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor[3][4]	3/6/2018	9,625,000	9,625,000	9,338,439	1.9%
				9,625,000	9,625,000	9,338,439	
EarthLink, Inc.[10]	Telecommunications	Senior Secured First Lien Notes 7.375% [8][11]	6/1/2020	2,450,000	2,439,171	2,462,250	0.5%
				2,450,000	2,439,171	2,462,250	
Encompass Digital Media, Inc. [9]	Broadcasting and Entertainment	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor[6]	6/6/2022	1,500,000	1,486,019	1,500,568	0.3%
				1,500,000	1,486,019	1,500,568	
F.H.G. Corp.	Healthcare, Education, and Childcare	Senior Secured First Lien Term Loans LIBOR + 9.500%, 1.000% Floor[3][4]	4/28/2019	15,000,000	15,000,000	14,880,354	3.1%
				15,000,000	15,000,000	14,880,354	
F.H.G. Corp. Cornerstone Research	Healthcare, Education, and Childcare	Common Stock[4][5]		—	300,000	63,169	0.0%
				—	300,000	63,169	
Flexera Software, Inc.[9]	Electronics	Senior Secured Second Lien Term Loans LIBOR + 7.000%, 1.000% Floor[6]	4/2/2021	5,000,000	5,018,504	4,852,592	1.0%
				5,000,000	5,018,504	4,852,592	
Gastar Exploration USA, Inc. [10]	Oil and Gas	Senior Secured First Lien Notes 8.625% [8][11]	5/15/2018	5,400,000	5,413,659	4,731,750	1.0%
				5,400,000	5,413,659	4,731,750	
Genex Services, Inc. [9]	Insurance	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor[6]	5/30/2022	9,500,000	9,531,763	9,299,753	1.9%
				9,500,000	9,531,763	9,299,753	
Green Field Energy Services, Inc.	Oil and Gas	Senior Secured First Lien Notes 13.000% [4][8][12]	11/15/2016	766,616	755,260	237,651	0.1%
		Warrants/Equity[4][5]	11/15/2021	—	29,000	—	0.0%
				766,616	784,260	237,651	
GTCR Valor Companies, Inc.	Electronics	Senior Secured First Lien Term Loans LIBOR + 5.000%, 1.000% Floor[6]	5/30/2021	7,968,616	7,892,569	7,788,079	1.6%
		Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.000% Floor[6]	11/30/2021	4,000,000	3,961,852	3,914,693	0.8%
				11,968,616	11,854,421	11,702,772	
HBC Holdings, LLC	Diversified/ Conglomerate Service	Senior Secured First Lien Term Loans LIBOR + 5.750%, 1.000% Floor[4][6]	3/30/2020	14,962,500	14,962,500	14,962,500	3.1%
				14,962,500	14,962,500	14,962,500	
Hill International, Inc.	Buildings and Real Estate	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor[4][6]	9/25/2020	16,957,500	16,957,500	16,957,457	3.5%
				16,957,500	16,957,500	16,957,457	

Company[1]	Industry	Type of Investment	Maturity	Par/Share Amount	Cost	Fair Value	% of Net Assets[2]
Holland Acquisition Corp.	Oil and Gas	Senior Secured First Lien Term Loans LIBOR + 9.000%, 1.000% Floor[6]	5/29/2018	5,000,000	4,921,900	4,599,148	0.9%
				5,000,000	4,921,900	4,599,148	
Ignite Restaurant Group, Inc.	Personal, Food, and Miscellaneous Services	Senior Secured First Lien Term Loans LIBOR + 7.000%, 1.000% Floor[6]	2/13/2019	11,970,000	11,799,221	11,970,000	2.5%
				11,970,000	11,799,221	11,970,000	
Integra Telecom, Inc.	Telecommunications	Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.250% Floor[3][4]	2/22/2020	735,455	733,682	728,204	0.2%
				735,455	733,682	728,204	
Interface Security Systems, Inc.	Electronics	Senior Secured First Lien Notes 9.250%[4][8]	1/15/2018	3,417,000	3,463,712	3,484,637	0.7%
				3,417,000	3,463,712	3,484,637	
IronGate Energy Services, LLC	Oil and Gas	Senior Secured First Lien Notes 11.000%[8]	7/1/2018	3,000,000	2,957,768	2,588,307	0.5%
				3,000,000	2,957,768	2,588,307	
Isola USA[9]	Electronics	Senior Secured First Lien Term Loans LIBOR + 8.250%, 1.000% Floor[6]	11/29/2018	5,874,528	5,999,752	5,931,034	1.2%
				5,874,528	5,999,752	5,931,034	
JAC Holdings Corp.	Automobile	Senior Secured First Lien Notes 11.500%[4][8]	10/1/2019	12,000,000	12,000,000	12,000,000	2.5%
				12,000,000	12,000,000	12,000,000	
Jordan Reses Supply Company LLC	Healthcare, Education, and Childcare	Senior Secured Second Lien Term Loans LIBOR + 11.000%, 1.000% Floor[3][4]	4/24/2020	5,000,000	5,000,000	5,000,000	1.0%
				5,000,000	5,000,000	5,000,000	
Kik Custom Products, Inc.	Healthcare, Education, and Childcare	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.250% Floor[13]	10/29/2019	5,000,000	4,991,433	5,006,500	1.0%
				5,000,000	4,991,433	5,006,500	
Linc Energy Finance (USA), Inc.	Oil and Gas	Senior Secured Second Lien Notes 12.500%[4][8]	10/31/2017	500,000	498,615	504,137	0.1%
		Senior Secured Second Lien Notes 12.500%[4]	10/31/2017	500,000	487,623	504,137	0.1%
				1,000,000	986,238	1,008,274	
Liquidnet Holdings, Inc.	Finance	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor[6]	5/22/2019	6,825,000	6,732,689	6,564,518	1.4%
				6,825,000	6,732,689	6,564,518	
Livingston International, Inc.[9][10]	Cargo Transport	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.250% Floor[6]	4/18/2020	2,658,504	2,654,268	2,555,694	0.5%
				2,658,504	2,654,268	2,555,694	
LTCG Holdings Corp.	Healthcare, Education, and Childcare	Senior Secured Second Lien Term Loans LIBOR + 5.000%, 1.000% Floor[6]	6/6/2020	3,900,000	3,882,146	3,912,136	0.8%
				3,900,000	3,882,146	3,912,136	
Company[1]	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets[2]

F-19

Company[1]	Industry	Type of Investment	Maturity	Par/Share Amount	Cost	Fair Value	% of Net Assets [2]
Miller Heiman, Inc.	Diversified/Conglomerate Service	Senior Secured First Lien Term Loans LIBOR + 5.750%, 1.000% Floor[6]	9/30/2019	24,687,500	24,687,500	24,687,500	5.1%
				24,687,500	24,687,500	24,687,500	
Nation Safe Drivers Holdings, Inc.	Insurance	Senior Secured Second Lien Term Loans LIBOR + 8.000%, 2.000% Floor[4][6][7]	9/29/2020	18,236,058	18,236,058	18,236,058	3.8%
				18,236,058	18,236,058	18,236,058	
New Media Holdings II, LLC	Printing and Publishing	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor[6]	6/4/2020	12,437,500	12,437,500	12,437,500	2.6%
				12,437,500	12,437,500	12,437,500	
Newpage Corp.	Containers, Packaging, and Glass	Senior Secured First Lien Term Loans LIBOR + 8.250%, 1.250% Floor[6]	2/11/2021	10,000,000	9,879,551	10,059,144	2.1%
				10,000,000	9,879,551	10,059,144	
Northern Lights Midco, LLC	Finance	Senior Secured First Lien Term Loans LIBOR + 9.500%, 1.500% Floor[3][4]	11/21/2019	4,700,000	4,700,000	4,700,000	1.0%
				4,700,000	4,700,000	4,700,000	
Northstar Aerospace, Inc.	Aerospace and Defense	Senior Secured First Lien Notes 10.250% [4][8]	10/15/2019	15,000,000	15,000,000	15,000,000	3.1%
				15,000,000	15,000,000	15,000,000	
OH Acquisition, LLC	Finance	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor[3]	8/29/2019	7,481,250	7,446,184	7,443,844	1.5%
				7,481,250	7,446,184	7,443,844	
Omnitracs, Inc.	Electronics	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor[6]	5/25/2021	7,000,000	7,014,550	7,007,467	1.4%
				7,000,000	7,014,550	7,007,467	
Oxford Mining Company, LLC	Mining, Steel, Iron, and Nonprecious Metals	Senior Secured First Lien Term Loans LIBOR + 8.500%, 0.750% Floor, 3% PIK[4][6][7]	12/31/2018	11,864,407	11,864,407	11,864,407	2.4%
				11,864,407	11,864,407	11,864,407	
Pegasus Solutions, Inc.	Diversified/Conglomerate Service	Senior Secured First Lien Term Loans LIBOR + 9.000%, 1.500% Floor[3][4][7]	5/10/2017	—	—	—	0.0%
		Senior Secured First Lien Term Loans LIBOR + 9.000%, 1.500% Floor[3][4]	2/10/2018	3,593,304	3,593,304	3,593,304	0.7%
		Senior Secured First Lien Term Loans LIBOR + 9.000%, 1.500% Floor, PIK [3][4]	11/10/2020	19,523,809	19,523,809	19,523,809	4.0%
		Warrants to purchase 4.2% of the outstanding equity[4][5]	02/10/2018	—	769,231	769,231	0.2%
				23,117,113	23,886,344	23,886,344	

F-20

Company[1]	Industry	Type of Investment	Maturity	Par/Share Amount	Cost	Fair Value	% of Net Assets [2]
Reddy Ice Group, Inc.	Beverage & Food	Senior Secured Second Lien Term Loans LIBOR + 9.500%, 1.250% Floor[3][4]	10/1/2019	2,000,000	2,000,000	1,866,703	0.4%
				2,000,000	2,000,000	1,866,703	
Response Team Holdings, LLC	Buildings and Real Estate	Preferred Equity 12% [4][5]		3,046,179	2,788,771	2,906,831	0.6%
		Senior Secured First Lien Term Loans LIBOR + 8.500%, 2.000% Floor, 1% PIK [3][4]	3/28/2019	15,206,579	15,206,579	15,287,086	3.1%
		Warrants to purchase 3.70% of the outstanding common units[4][5]	3/28/2019	—	257,407	596,258	0.1%
				18,252,758	18,252,757	18,790,175	
School Specialty, Inc.	Healthcare, Education, and Childcare	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor[6]	6/11/2019	10,895,272	10,815,266	10,901,620	2.2%
				10,895,272	10,815,266	10,901,620	
Securus Technologies, Inc.	Telecommunications	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.250% Floor[6]	4/30/2021	2,000,000	1,984,030	1,997,903	0.4%
				2,000,000	1,984,030	1,997,903	
Sizzling Platter, LLC	Personal, Food, and Miscellaneous Services	Senior Secured Second Lien Term Loans LIBOR + 7.500%, 1.000% Floor[6]	4/28/2019	15,000,000	15,000,000	15,303,157	3.1%
				15,000,000	15,000,000	15,303,157	
Survey Sampling International, LLC	Diversified/ Conglomerate Service	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor[6]	12/16/2021	24,000,000	24,000,000	24,000,000	5.0%
				24,000,000	24,000,000	24,000,000	
Tempel Steel Company	Mining, Steel, Iron, and Nonprecious Metals	Senior Secured First Lien Notes 12.000%[4][8][11]	8/15/2016	1,115,000	1,108,838	1,050,887	0.2%
				1,115,000	1,108,838	1,050,887	
TGI Friday's, Inc.	Personal, Food, and Miscellaneous Services	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor[4][6]	7/15/2021	15,000,000	14,786,434	14,594,273	3.0%
				15,000,000	14,786,434	14,594,273	
Tourico Holidays, Inc.	Hotels, Motels, Inns, and Gaming	Senior Secured First Lien Term Loans LIBOR + 7.500%, 1.000% Floor[3]	11/5/2018	15,000,000	15,000,000	15,000,000	3.1%
				15,000,000	15,000,000	15,000,000	
Travelclick, Inc.[9]	Hotels, Motels, Inns, and Gaming	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor[6]	11/6/2021	6,000,000	5,915,121	5,808,540	1.2%
				6,000,000	5,915,121	5,808,540	
True Religion Apparel, Inc.	Personal and Nondurable Consumer Products (Manufacturing Only)	Senior Secured Second Lien Term Loans LIBOR + 10.000%, 1.000% Floor[13]	1/30/2020	4,000,000	3,854,021	3,758,756	0.8%
				4,000,000	3,854,021	3,758,756	

Company[1]	Industry	Type of Investment	Maturity	Par/Share Amount	Cost	Fair Value	% of Net Assets [2]
U.S. Well Services, LLC [10]	Oil and Gas	Warrants/Equity[5]	2/15/2019	—	173	227,107	0.0%
				—	173	227,107	
Valence Surface Technologies, Inc.	Chemicals, Plastics, and Rubber	Senior Secured First Lien Term Loans LIBOR + 5.500%, 1.000% Floor[3]	6/12/2019	9,874,459	9,808,191	9,751,900	2.0%
				9,874,459	9,808,191	9,751,900	
Velocity Pooling Vehicle, LLC	Automobile	Senior Secured Second Lien Term Loans LIBOR + 7.250%, 1.000% Floor[3][4]	5/14/2022	20,625,000	17,904,357	18,098,444	3.7%
				20,625,000	17,904,357	18,098,444	
Vestcom International, Inc.	Diversified/ Conglomerate Service	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor[13]	9/30/2022	5,000,000	5,000,000	5,000,000	1.0%
				5,000,000	5,000,000	5,000,000	
YP LLC[9]	Diversified/ Conglomerate Service	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.250% Floor[6]	6/4/2018	4,260,870	4,301,734	4,268,708	0.9%
				4,260,870	4,301,734	4,268,708	
Z Gallerie, LLC	Retail Stores	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor[13]	10/8/2020	10,000,000	9,889,189	10,000,000	2.1%
				10,000,000	9,889,189	10,000,000	
Total non-controlled/non-affiliated investments					$620,968,517	$ 616,915,093	126.8%
Money market fund – 3.9%							
Federated Prime Obligations Fund				$19,032,637	$ 19,032,637	$ 19,032,637	3.9%
Total money market fund					$ 19,032,637	$ 19,032,637	3.9%

Derivative Instrument - Long Exposure		Notional Amount	Unrealized Appreciation (Depreciation)
Total return swap with Citibank, N.A. (Note 5)	Total Return Swap	$209,523,834	$ (7,651,597)
		$209,523,834	$ (7,651,597)

[1] All of our investments are domiciled in the United States except for Atrium Innovations, Inc. and Livingston International, Inc. which are domiciled in Canada. All investments are denominated in USD.
[2] Percentage is based on net assets of $486,519,913 as of December 31, 2014.
[3] The interest rate on these loans is subject to a base rate plus 1 Month ("1M") LIBOR, which at December 31, 2014 was 0.17%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1M LIBOR rate at December 31, 2014, the prevailing rate in effect at December 31, 2014 was the base rate plus the LIBOR floor.
[4] An affiliated fund that is managed by an affiliate of SIC Advisors LLC also holds an investment in this security.
[5] Security is non-income producing.
[6] The interest rate on these loans is subject to a base rate plus 3 Month ("3M") LIBOR, which at December 31, 2014 was 0.26%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3M LIBOR rate at December 31, 2014, the prevailing rate in effect at December 31, 2014 was the base rate plus the LIBOR floor.
[7] The investment has an unfunded commitment as of December 31, 2014 which is excluded from the presentation (see Note 11). Fair value includes an analysis of the unfunded commitment.

[8] Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $54,203,637 and 11.2% of net assets as of December 31, 2014 and are considered restricted.

[9] Security is also held in the underlying portfolio of the total return swap with Citibank, N.A. (see Note 5). The Company's total commitment to Asurion Corp., Collective Brands Finance, Inc., Encompass Digital Media, Inc., Flexera Software, Inc., Genex Services, Inc., Isola USA, Livingston International, Inc., Travelclick, Inc., and YP LLC is $16,896,070 or 3.5%, $11,617,395 or 2.4%, $6,463,131 or 1.3%, $7,119,467 or 1.5%, $11,284,778 or 2.3%, 9,797,159 or 2.0%, $4,525,137 or 0.9%, $20,622,355 or 4.2%, 8,561,534 or 1.8%, respectively, of Net Assets as of December 31, 2014.

[10] The investment is not a qualifying asset under Section 55 of the Investment Company Act of 1940, as amended. Non-qualifying assets represent 3.3% of the Company's portfolio at fair value.

[11] Represents securities in Level 2 in the ASC 820 table (see Note 4).

[12] The investment was on non-accrual status as of December 31, 2014.

[13] The interest rate on these loans is subject to a base rate plus 6 Month ("6M") LIBOR, which at December 31, 2014 was 0.36%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 6M LIBOR rate at December 31, 2014, the prevailing rate in effect at December 31, 2014 was the base rate plus the LIBOR floor.

Note 1. Organization

Sierra Income Corporation (the "Company") was incorporated under the general corporation laws of the State of Maryland on June 13, 2011 and formally commenced operations on April 17, 2012. The Company is an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company ("BDC") under the 1940 Act. The Company is externally managed by SIC Advisors LLC ("SIC Advisors"), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). SIC Advisors is a majority owned subsidiary of Medley LLC, which is controlled by Medley Management Inc., a publicly traded asset management firm (NYSE: MDLY), which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. The term "Medley" refers to the collective activities of Medley Capital LLC, Medley LLC, Medley Management Inc., Medley Group LLC, SIC Advisors, associated investment funds and their respective affiliates. The Company has elected and intends to continue to qualify to be treated for U.S. federal income tax purposes as a Regulated Investment Company ("RIC") under subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). The Company's fiscal year-end is December 31st.

On April 17, 2012, the Company successfully reached its minimum escrow requirement and officially commenced operations by issuing 1,108,033 shares of common stock to SIC Advisors for gross proceeds of $10,000,000. The Company's offering period is currently scheduled to terminate on April 17, 2016, unless further extended. Since commencing its operations, the Company has sold a total of 82,623,649 shares of common stock, which includes shares issued as part of the distribution reinvestment plan (see Note 13), for total proceeds of $793.2 million, which includes the shares sold to SIC Advisors. The proceeds from the issuance of common stock are presented in the Company's consolidated statements of changes in net assets and consolidated statements of cash flows and are presented net of selling commissions and dealer manager fees.

On August 15, 2013, the Company formed Arbor Funding LLC ("Arbor"), a wholly-owned financing subsidiary (see Note 5).

On June 18, 2014, the Company formed Alpine Funding LLC ("Alpine"), a wholly-owned financing subsidiary (see Note 6).

The Company has formed and expects to continue to form certain taxable subsidiaries (the "Taxable Subsidiaries"), which are taxed as corporations for U.S. federal income tax purposes. These Taxable Subsidiaries allow the Company to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a RIC under the Code.

The Company's investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. The Company intends to meet its investment objective by investing primarily in the debt of privately owned U.S. companies with a focus on senior secured debt, second lien debt and, to a lesser extent, subordinated debt. The Company will originate transactions sourced through SIC Advisors' direct origination network, and also expects to acquire debt securities through the secondary market. The Company may make equity investments in companies that it believes will generate appropriate risk adjusted returns, although it does not expect such investment to be a substantial portion of the portfolio.

Note 2. Significant Accounting Policies

Basis of Presentation

The Company follows the accounting and reporting guidance in the Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 946 — *Financial Services, Investment Companies* ("ASC

F-24

946"). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP") and includes the accounts of the Company and its wholly-owned subsidiaries, Alpine, Arbor, and Taxable Subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Additionally, the accompanying consolidated financial statements of the Company and related financial information have been prepared pursuant to the requirements for reporting on Form 10-K and Article 6 of Regulation S-X of the Securities Act of 1933. In the opinion of management, the audited financial results included herein contain all adjustments and reclassifications that are necessary for the fair presentation of financial statements for the periods included herein.

Cash and Cash Equivalents

The Company considers cash equivalents to be highly liquid investments or investments with original maturities of three months or less. Cash and cash equivalents include deposits in a money market account. The Company deposits its cash in a financial institution which, at times, may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Offering Costs

Offering costs incurred directly by the Company are expensed in the period incurred. See Note 7 regarding offering costs paid for by SIC Advisors.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Financing Costs

Financing costs, incurred in connection with the Company's credit facilities (see Note 6), are deferred and amortized over the life of each facility, respectively.

Indemnification

In the normal course of business, the Company enters into contractual agreements that provide general indemnifications against losses, costs, claims and liabilities arising from the performance of individual obligations under such agreements. The Company has had no prior claims or payments pursuant to such agreements. The Company's individual maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on management's experience, the Company expects the risk of loss to be remote.

Revenue Recognition

Interest income, adjusted for amortization of premiums and accretion of discounts, is recorded on an accrual basis. The Company records amortized or accreted discounts or premiums as interest income using the effective interest method. Dividend income, if any, is recognized on an accrual basis to the extent that the Company expects to collect such amount.

Fee income associated with investments in portfolio companies are recognized as income in the period that the Company becomes entitled to such fees. Other fees related to loan administration requirements are capitalized as deferred revenue and recorded into income over the respective period.

Prepayment penalties received by the Company for debt instruments paid back to the Company prior to the maturity date are recorded as income upon receipt.

The Company holds debt and preferred equity investments that contain a payment-in-kind ("PIK") interest provision. PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is recorded on the accrual basis to the extent such amounts are expected to be collected. PIK interest is not accrued if the Company does not expect the issuer to be able to pay all principal and interest when due. For the years ended December 31, 2015, 2014, and 2013 the Company recorded $2,973,290, $382,780, and $580 in PIK interest, respectively.

Investment transactions are accounted for on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized. The Company reports changes in fair value of investments that are measured at fair value as a component of the net change in unrealized appreciation/(depreciation) on investments in the consolidated statements of operations. For total return swap transactions (see Note 5), periodic payments are received or made at the end of each settlement period, but prior to settlement are recorded as realized gains or losses on total return swap in the consolidated statements of operations.

Management reviews all loans that become 90 days or more past due on principal and interest or when there is reasonable doubt that principal or interest will be collected for possible placement on management's designation of non-accrual status. Accrued interest is generally reserved when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management's judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management's judgment, are likely to remain current, although the Company may make exceptions to this general rule if the loan has sufficient collateral value and is in the process of collection. At December 31, 2015, three portfolio companies were on non-accrual status with a fair value of $9,902,391 or 1.09% of the fair value of the Company's portfolio. At December 31, 2014, one portfolio company was on non-accrual status with a fair value of $237,651 or 0.1% of the fair value of the Company's portfolio.

Investment Classification

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, the Company would be deemed to "control" a portfolio company if it owns more than 25% of its outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company. The Company refers to such investments in portfolio companies that it "controls" as "Controlled Investments." Under the 1940 Act, the Company would be deemed to be an "Affiliated Person" of a portfolio company if it owns between 5% and 25% of the portfolio company's outstanding voting securities or if it is under common control with such portfolio company. The Company refers to such investments in Affiliated Persons as "Affiliated Investments."

Valuation of Investments

The Company applies fair value accounting to all of its financial instruments in accordance with the 1940 Act and ASC Topic 820 — *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, the Company has categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as discussed in Note 4. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Company's own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. The Company weighs the use of third-party broker quotations, if any, in determining fair value based on management's understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for which market quotations are not readily available are valued at fair value as determined by the Company's board of directors based upon input from management and third party valuation firms. Because these investments are illiquid and because there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.

Investments in investment funds are valued at fair value. Fair values are generally determined utilizing the net asset value ("NAV") supplied by, or on behalf of, management of each investment fund, which is net of management and incentive fees or allocations charged by the investment fund and is in accordance with the "practical expedient", as defined by the Accounting Standards Update ("ASU") 2009-12, *Investments in Certain Entities that Calculate Net Asset Value per Share*. NAVs received by, or on behalf of, management of each investment fund are based on the fair value of the investment funds' underlying investments in accordance with policies established by management of each investment fund, as described in each of their financial statements and offering memorandum.

The methodologies utilized by the Company in estimating its fair value of its investments categorized as Level 3 generally fall into the following two categories:

- The "Market Approach" uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities, or a group of assets and liabilities, such as a business.

- The "Income Approach" converts future amounts (for example, cash flows or income and expenses) to a single current (that is, discounted) amount. When the Income Approach is used, the fair value measurement reflects current market expectations about those future amounts.

The Company uses third-party valuation firms to assist the board of directors in the valuation of its portfolio investments. The valuation reports generated by the third-party valuation firms consider the evaluation of financing and sale transactions with third parties, expected cash flows and market based information, including comparable transactions, performance multiples, and movement in yields of debt instruments, among other factors. Based on market data obtained from the third-party valuation firms, the Company uses a combined market yield analysis and an enterprise model of valuation. In applying the market yield analysis, the value of the Company's loans is determined based upon inputs such as the coupon rate, current market yield, interest rate spreads of similar securities, the stated value of the loan, and the length to maturity. In applying the enterprise model, the Company uses a waterfall analysis which takes into account the specific capital structure of the borrower and the related seniority of the instruments within the borrower's capital structure into consideration. To estimate the enterprise value of the portfolio company, the Company weighs some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing investments may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third party valuations of the portfolio company, considering offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company. For non-performing investments, the Company may estimate the liquidation or collateral value of the portfolio company's assets and liabilities using an expected recovery model. The Company may estimate the fair value of warrants based on a model such as the Black-Scholes model or simulation models or a combination thereof.

F-27

The methodologies and information that the Company utilizes when applying the Market Approach for performing investments includes, among other things:

- valuations of comparable public companies ("Guideline Comparable Approach");
- recent sales of private and public comparable companies ("Guideline Comparable Approach");
- recent acquisition prices of the company, debt securities or equity securities ("Acquisition Price Approach");
- external valuations of the portfolio company, offers from third parties to buy the company ("Estimated Sales Proceeds Approach");
- subsequent sales made by the company of its investments ("Expected Sales Proceeds Approach"); and
- estimating the value to potential buyers.

The methodologies and information that the Company utilizes when applying the Income Approach for performing investments includes:

- discounting the forecasted cash flows of the portfolio company or securities ("Discounted Cash Flow" or "DCF" Approach"); and
- Black-Scholes model or simulation models or a combination thereof (Income Approach – Option Model) with respect to the valuation of warrants.

Over-the-counter derivative contracts, such as total return swaps (see Note 5) are fair valued using models that measure the change in fair value of reference assets underlying the swaps offset against any fees payable to the swap counterparty. The fair values of the reference assets underlying the swaps are determined using similar methods as described above for debt and equity investments where the Company also invests directly in such assets.

The Company undertakes a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

- the Company's quarterly valuation process begins with each portfolio investment being initially valued by the investment professionals responsible for monitoring the portfolio investment;
- conclusions are then documented and discussed with senior management; and
- an independent valuation firm engaged by the Company's board of directors prepares an independent valuation report for approximately one third of the portfolio investments each quarter on a rotating quarterly basis on non-fiscal year-end quarters, such that each of these investments will be valued by an independent valuation firm at least twice per annum when combined with the fiscal year-end review of all the investments by independent valuation firms.

In addition, all of the Company's investments are subject to the following valuation process:

- management reviews preliminary valuations and its own independent assessment;
- the independent audit committee of the Company's board of directors reviews the preliminary valuations of senior management and independent valuation firms; and
- the Company's board of directors discusses valuations and determines the fair value of each investment in the Company's portfolio in good faith based on the input of SIC Advisors, the respective independent valuation firms and the audit committee.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company's investments may differ significantly from the values that

F-28

would have been used had a readily available market value existed for such investments, and the differences could be material.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash and accounts payable and accrued expenses, approximate fair value due to their short-term nature. The carrying amounts and fair values of the Company's long-term obligations are discussed in Note 4.

U.S. Federal Income Taxes

The Company has elected to be treated as a RIC under subchapter M of the Code and operate in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, the Company is required to meet certain source of income and asset diversification requirements and timely distribute to its stockholders at least 90% of the sum of its investment company taxable income ("ICTI") including PIK, as defined by the Code, and net tax-exempt interest income (which is the excess of the Company's gross tax-exempt interest income over certain disallowed deductions) for each taxable year in order to be eligible for tax treatment under subchapter M of the Code. Depending on the level of ICTI earned in a tax year, the Company may choose to carry forward ICTI in excess of current year dividend distributions into the next tax year. Any such carryover ICTI must be distributed before the end of that next tax year through a dividend declared prior to filing the final tax return related to the year which generated such ICTI.

The Company will be subject to a nondeductible U.S. federal excise tax of 4% on undistributed income if it does not distribute at least 98% of its ordinary income in any calendar year and 98.2% of its capital gain net income for each one-year period ending on October 31 of such calendar year. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for U.S. federal excise tax purposes, the Company accrues U.S. federal excise tax, if any, on estimated excess taxable income as taxable income is earned.

The Company's Taxable Subsidiaries accrue income taxes payable based on the applicable corporate rates on the unrealized gains generated by the investments held by the Taxable Subsidiaries. As of December 31, 2015 and 2014, the Company recorded a deferred tax liability of $298,827 and $86,600, respectively, on the consolidated statements of assets and liabilities. The change in deferred tax liabilities is included as a component of net gain/(loss) on investments and total return swap on investments in the consolidated statements of operations.

ICTI generally differs from net investment income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses. The Company may be required to recognize ICTI in certain circumstances in which it does not receive cash. For example, if the Company holds debt obligations that are treated under applicable tax rules as having original issue discount, the Company must include in ICTI each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Company in the same taxable year. The Company may also have to include in ICTI other amounts that it has not yet received in cash, such as 1) PIK interest income and 2) interest income from investments that have been classified as non-accrual for financial reporting purposes. Interest income on non-accrual investments is not recognized for financial reporting purposes, but generally is recognized in ICTI. Because any original issue discount or other amounts accrued will be included in the Company's ICTI for the year of accrual, the Company may be required to make a distribution to its stockholders in order to satisfy the minimum distribution requirements, even though the Company will not have received and may not ever receive any corresponding cash amount. ICTI also excludes net unrealized appreciation or depreciation, as investment gains or losses are not included in taxable income until they are realized.

F-29

Although the Company files federal and state tax returns, the Company's major tax jurisdiction is the United States federal jurisdiction. The Company's federal tax returns from inception-to-date remain subject to examination by the Internal Revenue Service.

The Company accounts for income taxes in conformity with ASC Topic 740 — *Income Taxes* ("ASC 740"). ASC 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current period. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the consolidated statements of operations. There were no interest or penalties due to material uncertain income tax positions at December 31, 2015, 2014, or 2013.

Permanent differences between ICTI and net investment income for financial reporting purposes are reclassified among capital accounts in the financial statements to reflect their tax character. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes. During the years ended December 31, 2015, 2014, and 2013, the Company reclassified for book purposes amounts arising from permanent book/tax differences related to the different tax treatment of realized gain/(loss) on swaps, defaulted bonds and certain fee income as follows:

	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Capital in excess of par value	$ —	$ 6,728	$ —
Accumulated undistributed net investment income (loss)	5,462,354	5,771,555	236,207
Accumulated net realized gain (loss) from investments	(5,462,354)	(5,778,283)	(236,207)

The following table reflects, for U.S. federal income tax purposes, the sources of the cash distributions that the Company has paid on its common stock during the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31, 2015		Year Ended December 31, 2014		Year Ended December 31, 2013	
Source of Distribution	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage
Return of capital from offering proceeds	$ —	—%	$ —	—%	$ —	—%
Return of capital from borrowings	—	—	—	—	—	—
Ordinary income	40,302,852	70.9	20,880,983	72.5	6,032,061	100.0
Net realized gain	441,052	0.8	1,192,159	4.2	—	—
Return of capital (other)	16,060,726	28.3	6,719,353	23.3	—	—
Distributions on a tax basis:	$56,804,630	100.0%	$28,792,495	100.0%	$6,032,061	100.0%

For U.S. federal income tax purposes, the cost of investments owned at December 31, 2015, 2014, and 2013 was $954,019,208, $615,465,538, and $137,344,332, respectively. For the year ended December 31, 2015, gross unrealized appreciation and depreciation for U.S. federal income tax purposes were $3,009,097 and $(49,665,861), respectively, resulting in net unrealized depreciation of $(46,656,764). For the year ended December 31, 2014, gross unrealized appreciation and depreciation for U.S. federal income tax purposes were $2,524,081 and $1,074,526, respectively, resulting in net unrealized appreciation of $1,449,555. For the year ended December 31, 2013, gross unrealized appreciation and depreciation for U.S. federal income tax purposes were $1,379,930 and $922,725, respectively, resulting in net unrealized appreciation of $457,205.

At December 31, 2015, 2014, and 2013, the components of distributable earnings on a tax basis detailed below differ from the amounts reflected in the Company's consolidated statements of assets and liabilities by temporary and other book/tax differences, primarily relating to the tax treatment of dividends payable, defaulted bonds, unamortized upfront fees and swap mark to market, as follows:

	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Undistributed net investment income	$ —	$ —	$ 110,912
Accumulated capital gains (losses)	—	—	—
Other temporary differences	(1,798)	(2,315)	3,363
Post October loss deferrals	(11,580,851)	(9,376,397)	—
Capital loss carryover	—	—	(138,783)
Unrealized appreciation (depreciation)	(46,868,991)	1,783,789	457,205
Components of tax distributable earnings at year end	$(58,451,640)	$(7,594,923)	$ 432,697

Segments

The Company invests in various industries. The Company separately evaluates the performance of each of its investment relationships. However, because each of these investment relationships has similar business and economic characteristics, they have been aggregated into a single investment segment. All applicable segment disclosures are included in or can be derived from the Company's consolidated financial statements. See Note 3 for further information.

Company Investment Risk, Concentration of Credit Risk, and Liquidity Risk

SIC Advisors has broad discretion in making investments for the Company. Investments generally consist of debt instruments that may be affected by business, financial market or legal uncertainties. Prices of investments may be volatile, and a variety of factors that are inherently difficult to predict, such as domestic or international economic and political developments, may significantly affect the results of the Company's activities and the value of its investments. In addition, the value of the Company's portfolio may fluctuate as the general level of interest rates fluctuates.

The value of the Company's investments in loans and bonds may be detrimentally affected to the extent, among other things, that a borrower defaults on its obligations, there is insufficient collateral and/or there are extensive legal and other costs incurred in collecting on a defaulted loan, observable secondary or primary market yields for similar instruments issued by comparable companies increase materially or risk premiums required in the market between smaller companies, such as the Company's borrowers, and those for which market yields are observable, increase materially.

The Company's assets may, at any time, include securities and other financial instruments or obligations that are illiquid or thinly traded, making purchase or sale of such securities and financial instruments at desired prices or in desired quantities difficult. Furthermore, the sale of any such investments may be possible only at substantial discounts, and it may be extremely difficult to value any such investments accurately.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-07 *Fair Value Measurements: Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)*. The pronouncement removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using NAV per share practical expedient. The pronouncement also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to the investments for which the entity has not elected to measure the fair value using that practical expedient. The Company has elected to early adopt the pronouncement for the current reporting period, which is permitted; therefore the Company excluded all investments in affiliated entities fair valued using the practical expedient from the fair value hierarchy.

In April 2015, the FASB issued ASU 2015-03 *Interest — Imputation of Interest* ("ASU 2015-03"). The pronouncement requires that debt issuance costs related to a recognized debt liability be presented in the consolidated statement of assets and liabilities as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendment becomes effective for financial statements issued for fiscal years that begin after December 15, 2015. ASU 2015-03 may be early adopted and applied retroactively. The Company has not elected to early adopt ASU 2015-03 and is considering its effects upon the financial statements.

In August, 2014, the FASB released Accounting Standards Update 2014-15, *Presentation of Financial Statements — Going Concern* (Subtopic 205-40) ("ASU 2014-15"). ASU 2014-15 requires the Company to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within the one year period subsequent to the date that the financial statements are issued or within the one year period subsequent the date that the financial statements are available to be issued. ASU 2014-15 becomes effective for fiscal periods ending after December 15, 2016; however, early adoption is permitted. The Company has not elected to early adopt ASU 2015-15 and is considering its effects upon the financial statements.

Note 3. Investments

The following table shows the composition of the Company's portfolio investments by industry classification at fair value at December 31, 2015:

	Fair Value	Percentage
Services: Business	$158,521,476	17.5%
Automotive	88,543,148	9.8%
Hotel, Gaming & Leisure	75,913,663	8.4%
Banking, Finance, Insurance & Real Estate	67,384,528	7.4%
High Tech Industries	66,253,186	7.3%
Construction & Building	57,914,053	6.4%
Retail	57,645,912	6.3%
Aerospace & Defense	51,868,704	5.7%
Healthcare & Pharmaceuticals	46,118,747	5.1%
Multi-Sector Holdings	34,362,191	3.8%
Wholesale	33,495,926	3.7%
Telecommunications	30,687,067	3.4%
Energy: Oil & Gas	25,360,825	2.8%
Media: Advertising, Printing & Publishing	24,572,808	2.7%
Metals & Mining	19,383,182	2.1%
Media: Broadcasting & Subscription	16,358,521	1.8%
Capital Equipment	14,479,785	1.6%
Transportation: Cargo	11,993,622	1.3%
Beverage & Food	8,893,800	1.0%
Media: Diversified & Production	7,222,625	0.8%
Services: Consumer	6,348,660	0.7%
Chemicals, Plastics & Rubber	4,040,015	0.4%
Total	$907,362,444	100.0%

F-32

See Note 5 for industry classifications of the underlying TRS reference assets as of December 31, 2015.

The following table shows the composition of the Company's portfolio investments by industry classification at fair value at December 31, 2014. The December 31, 2014 industry classifications have been modified to conform with the December 31, 2015 industry classifications:

	Fair Value	Percentage
Hotel, Gaming & Leisure	$ 88,573,584	14.4%
Banking, Finance, Insurance & Real Estate	61,156,308	9.9%
Services: Business	53,687,500	8.7%
Automotive	44,416,367	7.2%
Construction & Building	43,348,118	7.0%
High Tech Industries	42,553,866	6.9%
Energy: Oil & Gas	39,601,364	6.4%
Retail	35,533,232	5.8%
Aerospace & Defense	34,687,649	5.6%
Telecommunications	33,044,290	5.4%
Media: Advertising, Printing & Publishing	26,765,353	4.3%
Wholesale	25,864,120	4.2%
Healthcare & Pharmaceuticals	24,687,379	4.0%
Metals & Mining	12,915,295	2.1%
Chemicals, Plastics & Rubber	12,599,867	2.0%
Transportation: Cargo	12,589,104	2.0%
Services: Consumer	11,484,637	1.9%
Media: Broadcasting & Subscription	6,533,857	1.1%
Consumer Goods: Non-durable	5,006,500	0.8%
Beverage & Food	1,866,703	0.3%
Total	$616,915,093	100.0%

See Note 5 for industry classifications of the underlying TRS reference assets as of December 31, 2015 and 2014.

The following table summarizes the amortized cost and the fair value of the Company's portfolio investments as of December 31, 2015:

	Amortized Cost	Percentage	Value	Percentage
Senior secured first lien term loans	$538,120,165	56.1	$514,638,093	56.7%
Senior secured second lien term loans	300,961,738	31.4	278,645,462	30.7
Senior secured first lien notes	72,512,631	7.5	66,472,862	7.3
Sierra Senior Loan Strategy JV I LLC	34,272,500	3.6	34,362,191	3.8
Warrants/Equity	13,545,553	1.4	13,243,836	1.5
Total	$959,412,587	100.0%	$907,362,444	100.0%

F-33

The following table summarizes the amortized cost and the fair value of the Company's portfolio investments as of December 31, 2014:

	Amortized Cost	Percentage	Fair Value	Percentage
Senior secured first lien term loans	$335,675,585	54.0%	$335,182,650	54.3%
Senior secured second lien term loans	223,990,513	36.1	221,863,203	35.9
Senior secured first lien notes	55,380,821	8.9	53,699,500	8.7
Senior secured second lien notes	986,238	0.2	1,008,274	0.2
Warrants/Equity	4,935,360	0.8	5,161,466	0.9
Total	$620,968,517	100.0%	$616,915,093	100.0%

The following table shows the composition of the Company's portfolio investments by geography classification at fair value at December 31, 2015:

Geography	Fair Value	Percentage
United States	$900,652,429	99.3%
Canada	6,710,015	0.7
Total	$907,362,444	100.0%

The following table shows the composition of the Company's portfolio investments by geography classification at fair value at December 31, 2014:

Geography	Fair Value	Percentage
United States	$609,615,543	98.8%
Canada	7,299,550	1.2
Total	$616,915,093	100.0%

During the year ended December 31, 2015, the Company had investments in portfolio companies designated as Controlled/affiliated investments under the 1940 Act. Transactions with control investments were as follows:

Name of Investment	Fair Value at December 31, 2014	Purchases (Sales) of/Advances (Distributions) to Affiliates	Transfers In/(Out) of Affiliates	Income Earned	Net change in unrealized appreciation/ (depreciation)	Fair Value at December 31, 2015	Capital Loss
Controlled/affiliated Investments							
Nomida LLC, Equity [1]	$ —	$ 5,400,000	$ —	$ —	$ —	$ 5,400,000	$ —
Nomida LLC, Senior secured first lien term loan[1]	$ —	$ 8,100,000	$ —	$101,250	$ 42	$ 8,100,042	$ —
Sierra Senior Loan Strategy JV I LLC [2]	$ —	$34,272,500	$ —	$ —	$ 89,691	$34,362,191	$ —
Total	$ —	$47,772,500	$ —	$101,250	$ 89,733	$47,862,233	$ —

---

(1) Nomida LLC ("Nomida") is a non-public real estate investment formed by the Company to purchase and develop a residential property. The Company is the sole equity shareholder of Nomida and has provided 100% of the debt financing to the entity. The Company acts as Nomida's sole member responsible for Nomida's daily operations. In addition, the Chief Financial Officer and Secretary of the Company also serves as President of Nomida. The assets of Nomida are comprised of a residential development property in the city of Chicago, IL and the proceeds of the loan from the Company; the liabilities of Nomida consist of the loan payable to the Company. Nomida is currently in the process of completing a development plan for the property and interviewing a property management company to assist with the construction of the project.

*(2) The Company and Great American Life Insurance Company ("GALIC") are the members of Sierra Senior Loan Strategy JV I LLC ("Sierra JV"), a joint venture formed as a Delaware limited liability company that is not consolidated by either member for financial reporting purposes. The members of Sierra JV make capital contributions as investments by Sierra JV are completed, and all portfolio and other material decisions regarding Sierra JV must be submitted to Sierra JV's board of managers, which is comprised of an equal number of members appointed by each of the Company and GALIC. Approval of Sierra JV's board of managers requires the unanimous approval of a quorum of the board of managers, with a quorum consisting of equal representation of members appointed by each of the Company and GALIC. Because management of Sierra JV is shared equally between the Company and GALIC, the Company does not have operational control over the Sierra JV for purposes of the 1940 Act or otherwise.

Purchases (sales) of/advances (distributions) to controlled affiliates are included in the purchases and sales presented on the consolidated statements of cash flows for the year ended December 31, 2015. Transfers in/(out) of affiliates represents the fair value for the month an investment became or was removed as an affiliated investment. Income received from controlled affiliates is included in total investment income on the consolidated statements of operations for the year ended December 31, 2015.

As of December 31, 2014 the Company had no Controlled Investments or Affiliated Investments.

In connection with certain of the Company's investments, the Company receives warrants which are obtained for the objective of increasing the total investment returns and are not held for hedging purposes. For the years ended December 31, 2015 and 2014, the total fair value of warrants were $2,535,133 and $2,191,466, respectively, and were included in investments at fair value on the consolidated statement of assets and liabilities. Total realized and change in unrealized gains related to warrants for the years ended December 31, 2015 and 2014 were $0 and $319,073, respectively and were recorded on the consolidated statement of operations in those accounts. The warrants are received in connection with individual investments and are not subject to master netting arrangements. The Company acquired warrants in 0 and 3 portfolio companies during the years ended December 31, 2015 and 2014, respectively.

As of December 31, 2015, the Company held loans it has made directly to 66 investee companies with aggregate principal amounts of $835.8 million. As of December 31, 2014, the Company held loans it has made directly to 47 investee companies with aggregate principal amounts of $476.4 million. During the years ended December 31, 2015 and 2014, the Company made 34 and 39 loans to investee companies, respectively, with aggregate principal amounts of $493.9 million and $440.5 million, respectively. The details of the Company's loans have been disclosed on the consolidated schedule of investments as well as in Note 4.

In addition to the loans that the Company has provided, the Company has unfunded commitments to provide additional financings through undrawn term loans or revolving lines of credit. The details of such arrangements are disclosed in Note 11.

Sierra Senior Loan Strategy JV I LLC

On March 27, 2015, the Company and GALIC entered into a limited liability company operating agreement to co-manage Sierra JV. All portfolio and other material decisions regarding Sierra JV must be submitted to Sierra JV's board of managers, which is comprised of four members, two of whom are selected by the Company and the other two are selected by GALIC. The Company has concluded that it does not operationally control Sierra JV. As the Company does not operationally control Sierra JV, it does not consolidate the operations of Sierra JV within the consolidated financial statements. As a practical expedient, the Company uses NAV to determine the value of its investment in Sierra JV; therefore, this investment has been presented as a reconciling item within the fair value hierarchy (see Note 3).

F-35

As of December 31, 2015, Sierra JV had total capital commitments of $100.0 million with the Company providing $87.5 million and GALIC providing $12.5 million. Approximately $39.2 million was funded as of December 31, 2015 relating to these commitments, of which $34.3 million was from the Company.

On August 4, 2015, Sierra JV entered into a senior secured revolving credit facility (the "JV Facility") led by Credit Suisse, AG with commitments of $100 million subject to leverage and borrowing base restrictions. On December 29, 2015, the JV Facility was amended and the total commitments were increased to $135,000,000. The JV Facility will bear interest at a rate of LIBOR (with no minimum) + 2.50% per annum. The revolving loan period ends on December 29, 2018 and the final maturity date is December 29, 2020. As of December 31, 2015, there was $52.7 million outstanding under the JV Facility.

As of December 31, 2015, Sierra JV had investments at a fair value of $88.2 million. Sierra JV's portfolio was comprised of senior secured first lien loans to 17 different borrowers and none of the loans were on non-accrual status.

Below is a summary of Sierra JV's portfolio, followed by a listing of the individual loans in Sierra JV's portfolio as of December 31, 2015:

	December 31, 2015
Senior secured loans[1]	$ 89,192,602
Weighted average current interest rate on senior secured loans[2]	6.85%
Number of borrowers in the Sierra JV	17
Largest loan to a single borrower[1]	$ 6,000,000
Total of five largest loans to borrowers[1]	$ 29,889,852

[1] At par value.
[2] Computed as the (a) annual stated interest rate on accruing senior secured loans, divided by (b) total senior secured loans at principal amount.

F-36

Company	Industry	Type of Investment	Coupon Rate	Maturity	Par Amount	Cost	Fair Value[1]	Unrealized Appreciation (Depreciation)
AccentCare, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans[4]	LIBOR + 5.750%, 1.000% Floor	9/3/2021	4,700,000	4,655,267	4,653,000	(2,267)
Aperture Group, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term loans[2]	LIBOR + 6.250%, 1.000% Floor	8/29/2019	4,987,406	4,987,406	4,987,406	—
CP Opco, LLC	Services: Consumer	Senior Secured First Lien Term loans[4]	LIBOR + 6.750%, 1.000% Floor	9/30/2020	5,000,000	4,972,077	5,000,000	27,923
CRGT Inc.	High Tech Industries	Senior Secured First Lien Term loans[4]	LIBOR + 6.500%, 1.000% Floor	12/19/2020	4,936,709	4,925,042	4,913,861	(11,181)
GTCR Valor Companies, Inc.	High Tech Industries	Senior Secured First Lien Term loans[4]	LIBOR + 5.000%, 1.000% Floor	5/30/2021	4,987,394	4,978,088	4,953,124	(24,964)
IPS Corporation	Wholesale	Senior Secured First Lien Term loans[3]	LIBOR + 6.250%, 1.000% Floor	2/5/2021	4,974,878	4,974,878	4,799,514	(175,364)
LanguageLine Inc.	Telecommunications	Senior Secured First Lien Term loans[4]	LIBOR + 5.500%, 1.000% Floor	7/7/2021	5,920,000	5,934,647	5,870,687	(63,960)
MB Aerospace ACP Holdings Corp.	Aerospace & Defense	Senior Secured First Lien Term loans[4]	LIBOR + 5.500%, 1.000% Floor	12/15/2022	6,000,000	5,940,000	5,940,000	—
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans[4]	LIBOR + 6.250%, 1.000% Floor	6/4/2020	5,969,852	5,942,413	5,887,766	(54,647)
Physiotherapy Corporation	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans[4]	LIBOR + 4.750%, 1.000% Floor	6/4/2021	4,987,500	4,987,500	4,981,324	—
Quanex Building Products Corporation	Construction & Building	Senior Secured First Lien Term loans[2]	LIBOR + 5.250%, 1.000% Floor	11/2/2022	6,000,000	5,975,115	5,970,120	(4,995)
Sirius Computer Solutions, Inc.	Wholesale	Senior Secured First Lien Term loans[2]	LIBOR + 5.000%, 1.000% Floor	10/30/2022	4,943,820	4,846,701	4,844,944	(1,757)
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term loans[2]	LIBOR + 6.000%, 1.000% Floor	3/16/2020	4,936,709	4,936,709	4,858,771	(77,938)
Sundial Brands LLC	Consumer goods: Non-durable	Senior Secured First Lien Term loans[4]	LIBOR + 6.250%, 1.000% Floor	10/19/2021	6,000,000	5,883,680	5,880,000	(3,680)
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term loans[2]	LIBOR + 6.500%, 1.000% Floor	5/22/2021	4,937,500	4,937,500	4,932,631	—
Valence Surface Technologies, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loans[4]	LIBOR + 5.500%, 1.000% Floor	6/13/2019	4,935,897	4,891,126	4,760,652	(130,474)
Z Gallerie LLC	Retail	Senior Secured First Lien Term loans[5]	LIBOR + 6.500%, 1.000% Floor	10/8/2020	4,974,937	4,974,937	4,931,131	(43,806)
					89,192,602	88,743,086	88,164,931	(567,110)

---

[1] Represents the fair value in accordance with ASC820 as determined by the Board of managers of Sierra JV. The approval of the fair value of the portfolio investments held by Sierra JV is not included in the valuation process of the Board of Directors of the Company described elsewhere herein.

[2] The interest rate on these loans is subject to a base rate plus 1 Month ("1M") LIBOR, which at December 31, 2015 was 0.43%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

[3] The interest rate on these loans is subject to a base rate plus 2 Month ("2M") LIBOR, which at December 31, 2015 was 0.51%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 2M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

Below is certain summarized financial Information for the Sierra JV as of December 31, 2015 and for the period from July 15, 2015 (commencement of operations) through December 31, 2015:

	As of December 31, 2015
Selected Consolidated Statement of Assets and Liabilities Information:	
Investments in loans at fair value (cost: $88,743,086)	$ 88,164,931
Cash	12,185,795
Other Assets	263,302
Deferred Financing Costs (net of amortization of $85,636)	1,704,278
Total Assets	$102,318,306
Payable for unsettled trades	9,912,697
Senior credit facility payable	52,691,000
Interest payable	144,637
Other liabilities	302,280
Total liabilities	$ 63,050,614
Members' equity	39,267,692
Total liabilities and net assets	$102,318,306

	Period from July 15, 2015 (commencement of operations) through December 31, 2015
Selected Consolidated Statement of Operations Information:	
Total revenues	$ 1,675,790
Total expenses	1,000,357
Net unrealized depreciation	(578,155)
Net realized losses	1,843
Net income	$ 99,121

Note 4. Fair Value Measurements

The Company follows ASC 820 for measuring the fair value of portfolio investments. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. The Company's fair value analysis includes an analysis of the value of any unfunded loan commitments. Financial investments recorded at fair value in the consolidated financial statements are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the investment as of the measurement date. The three levels are defined as follows. Investments which are valued using NAV as a practical expedient are excluded from this hierarchy:

- Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities at the measurement date.

- Level 2 — Valuations based on inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable at the measurement date. This category includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in non-active markets including actionable bids from third parties for privately held assets or liabilities, and observable inputs other than quoted prices such as yield curves and forward currency rates that are entered directly into valuation models to determine the value of derivatives or other assets or liabilities.

- Level 3 — Valuations based on inputs that are unobservable and where there is little, if any, market activity at the measurement date. The inputs for the determination of fair value may require significant management judgment or estimation and is based upon management's assessment of the assumptions that market participants would use in pricing the assets or liabilities. These investments include debt and equity investments in private companies or assets valued using the Market or Income Approach and may involve pricing models whose inputs require significant judgment or estimation because of the absence of any meaningful current market data for identical or similar investments. The inputs in these valuations may include, but are not limited to, capitalization and discount rates, beta and EBITDA multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence.

In addition to using the above inputs in investment valuations, the Company employs the valuation policy approved by the board of directors that is consistent with ASC 820 (see Note 2). Consistent with the Company's valuation policy, the Company evaluates the source of inputs, including any markets in which the Company's investments are trading, in determining fair value.

The following table presents the fair value measurements of the Company's total investments, by major class according to the fair value hierarchy, as of December 31, 2015:

Type of Investment	Level 1	Level 2	Level 3	Total
Asset				
Senior secured first lien term loans	$ —	$ —	$514,638,093	$514,638,093
Senior secured first lien notes	—	18,995,362	47,477,500	66,472,862
Senior secured second lien term loans	—	—	278,645,462	278,645,462
Warrants/Equity	—	—	13,243,836	13,243,836
Money market fund	15,456,069	—	—	15,456,069
Total	$15,456,069	$ 18,995,362	$854,004,891	$888,456,322
Sierra Senior Loan Strategy JV I LLC				$ 34,362,191
Total Investments, at fair value				$922,818,513

Derivative Instrument-Long Exposure	Level 1	Level 2	Level 3	Total
Liability				
Total return swap with Citibank, N.A.	$ —	$ —	$ 27,365,819	$ 27,365,819

F-39

The following table presents the fair value measurements of the Company's total investments, by major class according to the fair value hierarchy, as of December 31, 2014:

Type of Investment	Level 1	Level 2	Level 3	Total
Asset				
Senior secured first lien term loans	$ —	$ —	$335,182,650	$335,182,650
Senior secured first lien notes	—	10,794,887	42,904,613	53,699,500
Senior secured second lien term loans	—	—	221,863,203	221,863,203
Senior secured second lien notes	—	—	1,008,274	1,008,274
Warrants/Equity	—	—	5,161,466	5,161,466
Money market fund	19,032,637	—	—	19,032,637
Total	$19,032,637	$10,794,887	$606,120,206	$635,947,730

Derivative Instrument-Long Exposure	Level 1	Level 2	Level 3	Total
Liability				
Total return swap with Citibank, N.A.	$ —	$ —	$ 7,651,597	$ 7,651,597

The following table provides a reconciliation of the beginning and ending balances for total investments that use Level 3 inputs for the year ended December 31, 2015 based off of fair value hierarchy at December 31, 2015:

	Senior Secured First Lien Notes[1]	Senior Secured First Lien Term Loans	Senior Secured Second Lien Term Loans	Warrants/ Equity	Total Return Swap	Total
Balance, December 31, 2014	$43,912,887	$ 339,094,785	$217,951,068	$ 5,161,466	$ (7,651,597)	$ 598,468,609
Purchases	17,515,625	319,093,252	106,750,688	8,188,095	—	451,547,660
Sales	(8,345,000)	(123,394,242)	(26,686,126)	—	—	(158,425,368)
Transfers in	1,050,888	—	—	—	—	1,050,888
Transfers out	(5,478,171)	—	—	—	—	(5,478,171)
Amortization of discount/(premium)	(2,198)	281,722	423,675	—	—	703,199
Paid-in-kind interest income	—	2,451,346	104,864	422,098	—	2,978,308
Net realized gains (losses)	(753,996)	130,359	260,269	—	—	(363,368)
Net change in unrealized appreciation/ (depreciation)	(422,535)	(23,019,129)	(20,158,976)	(527,823)	(19,714,222)	(63,842,685)
Balance, December 31, 2015	$47,477,500	$ 514,638,093	$278,645,462	$13,243,836	$(27,365,819)	$ 826,639,072
Change in net unrealized appreciation (depreciation) in investments held as of December 31, 2015[2]	$ (458,450)	$ (24,840,061)	$(19,293,757)	$ (464,653)	$(19,714,222)	$ (64,771,143)

---

[1] Includes Assets previously classified as Senior Secured Second Lien Notes.
[2] Amount is included in the related amount on investments and derivative instruments in the condensed consolidated statements of operations.

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the year ended December 31, 2015, the Company recorded $5,478,171 in transfers from Level 3 to Level 2 due to an increase in observable inputs in market data and no other transfers between levels. During the year ended December 31, 2015, the Company recorded $1,050,888 in transfers from Level 2 to Level 3 due to a decrease in observable inputs in market data and no other transfers between levels.

The following table provides a reconciliation of the beginning and ending balances for total investments that use Level 3 inputs for the year ended December 31, 2014 based off of fair value hierarchy at December 31, 2014:

	Senior Secured First Lien Notes	Senior Secured Second Lien Notes[2]	Senior Secured First Lien Term Loans	Senior Secured Second Lien Term Loans	Warrants/ Equity	Total Return Swap	Total
Balance, December 31, 2013	$ 40,826,149	$ 6,346,526	$ 28,583,326	$ 56,481,247	$ 54,977	$ 351,396	$ 132,643,621
Purchases	54,677,725	—	384,004,945	223,252,578	4,718,478	—	666,653,726
Sales	(44,270,385)	(5,257,512)	(73,295,027)	(59,601,135)	(80,692)	—	(182,504,751)
Transfers in	1,008,274	—	—	—	—	—	—
Transfers out	(8,765,921)	(1,008,274)	—	—	—	—	(8,765,921)
Amortization of discount/(premium)	(25,065)	9,741	107,134	232,377	—	—	324,187
Paid-in-kind interest income	—	—	114,379	—	268,401	—	382,780
Net realized gains (losses)	1,387,799	141,943	39,133	(29,992)	—	—	1,538,883
Net change in unrealized appreciation/ (depreciation)	(925,689)	(232,424)	(459,105)	(2,384,007)	200,302	(8,002,993)	(11,803,916)
Balance, December 31, 2014	$ 43,912,887	$ —	$ 339,094,785	$ 217,951,068	$ 5,161,466	$ (7,651,597)	$ 598,468,609
Change in net unrealized appreciation (depreciation) in investments held as of December 31, 2014[1]	$ (612,315)	$ (86,225)	$ (752,448)	$ (2,088,094)	$ 437,133	$ (8,002,993)	$ (11,104,942)

[1] Amount is included in the related amount on investments and derivative instruments in the condensed consolidated statements of operations.
[2] Includes assets previously classified as senior secured first lien notes.

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the year ended December 31, 2014, the Company recorded $8,765,921 in transfers from Level 3 to Level 2 due to an increase in observable inputs in market data and no other transfers between levels. Transfers are reflected at the value of the securities at the end of the period.

F-41

The following table presents the quantitative information about Level 3 fair value measurements of the Company's total investments, as of December 31, 2015:

Company[1]	Fair Value	Valuation techniques[1]	Unobservable input[1]	Range (weighted average)
Senior Secured First Lien Term Loans	$439,536,490	Income Approach (DCF)	Market yield	6.48% – 47.96% (10.41%)
Senior Secured First Lien Term Loans	6,241,367	Market Approach (Guideline Comparable)	2015 Revenue Multiple and 2015 EBITDA Multiple	0.50x – 1.00x (1.00x)/3.50x – 4.50x (4.50x)
Senior Secured First Lien Term Loans	$ 13,839,943	Market Approach (Guideline Comparable)	LTM EBITDA Multiple	5.75x – 6.25x (5.75x)
Senior Secured First Lien Term Loans	$ 6,678,501	Market Approach (Guideline Comparable)	2015 Revenue Multiple, 2015 EBITDA Multiple, RGU Price	1.00x – 1.25x (1.13x)/ 12.00x – 13.00x (12.50x)/ $393.75 – $525.00 ($459.38)
Senior Secured First Lien Term Loans	$ 48,341,792	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured First Lien Notes	$ 43,804,716	Income Approach (DCF)	Market yield	9.81% – 41.99% (12.94%)
Senior Secured First Lien Notes	$ 3,515,627	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured First Lien Notes	$ 157,156	Enterprise Valuation Analysis	EBITDA Multiple/Estimated Liquidation Proceeds	0.00x – 0.00 (0.00x) / $44.9M – $73.2M ($59.7M)
Senior Secured Second Lien Term Loans	$203,968,614	Income Approach (DCF)	Market yield	9.80% – 30.00% (11.55%)
Senior Secured Second Lien Term Loans	$ 14,441,745	Income Approach (DCF)	Market yield/Cost of equity	14.42% – 14.42% (14.42%); 18.00% – 20.00% (19.00%)
Senior Secured Second Lien Term Loans	$ 1,700,247	Market Approach (Guideline Comparable)	Run-Rate EBITDA Multiple	3.50x – 4.50x (4.50x)
Senior Secured Second Lien Term Loans	$ 144,856	Market Approach (Guideline Comparable)	LTM and 2016 EBITDA Multiple	6.00x – 7.00x (7.00x)/ 6.00x – 7.00x (7.00x)
Senior Secured Second Lien Term Loans	$ 58,390,000	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Equity/Warrants	$ —	Enterprise Valuation Analysis	EBITDA Multiple/ Estimated Liquidation Proceeds	0.00x – 0.00 (0.00x) / $44.9M – $73.2M ($59.7M)
Equity/Warrants	$ 3,267,264	Income Approach (DCF)	Market Yield	13.56% – 13.56% (13.56%)
Equity/Warrants	$ 500,892	Market Approach (Guideline Comparable)	2015 Revenue Multiple, 2015 EBITDA Multiple, RGU Price	1.00x – 1.25x (1.13x)/ 12.00x – 13.00x (12.50x)/ $393.75 – $525.00 ($459.38)
Equity/Warrants	$ 2,535,132	Market Approach (Guideline Comparable	LTM and NTM EBITDA Multiple	7.75x – 8.00x (7.84x)/ 7.00x – 7.50x (7.32x)
Equity/Warrants	$ —	Market Approach (Guideline Comparable	2015 Revenue Multiple and	0.50x – 1.00x (1.00x)/ 3.50x – 4.50x (4.50x)

				2015 EBITDA Multiple
Equity/Warrants	$ —.	Market Approach (Guideline Comparable)	LTM and NTM EBITDA Multiple	6.50x – 7.50x (7.00x)/ 6.50x – 7.50x (7.00x)
Equity/Warrants	$ —.	Market Approach (Guideline Comparable)	EBITDA Multiple	12.5x – 13.5x (13.5x)
Equity/Warrants	$ 661,640	Market Approach (Guideline Comparable)	LTM EBITDA Multiple	0.00x – 5.75x (4.0x)
Equity/Warrants	$ 6,278,907	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Total return swap	$ (27,365,819)	Income Approach (DCF)	Market yield of underlying assets	6.19% – 74.34% (11.12%)
Total	$826,639,072			

[1] Represents amounts used when the Company has determined that market participants would use such multiples when measuring the fair value of these investments.

F-42

The following table presents the quantitative information about Level 3 fair value measurements of the Company's total investments, as of December 31, 2014:

	Fair Value	Valuation techniques	Unobservable input	Range (weighted average)
Senior secured first lien term loans	$335,182,650	Income Approach (DCF)	Market yield	7.23% – 17.63% (10.60%)
		Market Approach (Recent Acquisition Price)	Market yield	7.50% – 13.03% (10.11%)
Senior secured first lien notes	$ 42,904,613	Income Approach (DCF)	Market yield	8.50% – 16.30% (11.02%)
		Enterprise valuation analysis	EBITDA multiple[1] Estimated liquidation proceeds	4.00x – 8.00x (2.00x) $189.1M – $222.4M ($205.8)M
Senior secured second lien term loans	$221,863,203	Income Approach (DCF)	Market yield	6.71% – 15.27% (10.55%)
		Market Approach (Recent Acquisition Price)	Recent arms-length transaction	8.50% – 10.96% (10.32%)
Senior secured second lien notes	$ 1,008,274	Income Approach (DCF)	Market yield	12.16% – 12.16% (12.16%)
Warrants/Equity	$ 5,161,466	Enterprise valuation analysis	Estimated liquidation proceeds	—
		Market Approach (Guideline Comparable)	EBITDA multiple[1]	3.50x (14.00x)
		Income Approach (DCF)	EBITDA multiple[1]	13.14% – 13.14% (13.14%)
Total return swap	$ (7,651,597)	Market Approach (Recent Acquisition Price)	Recent arms-length transaction	N/A
Total	$598,468,609	Income Approach (DCF)	Market yield of underlying assets	5.84% – 14.87% (8.43%)

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[1] Represents amounts used when the Company has determined that market participants would use such multiples when measuring the fair value of these investments.

The significant unobservable inputs used in the fair value measurement of the Company's debt and derivative investments are market yields. Increases in market yields would result in lower fair value measurements.

The significant unobservable inputs used in the fair value measurement of the Company's warrants/equity investments are comparable company multiples of Revenue or Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA") for the latest twelve months ("LTM"), next twelve months ("NTM") or a reasonable period a market participant would consider. Increases in EBITDA multiples in isolation would result in higher fair value measurement.

Note 5. Total Return Swap

On August 27, 2013, the Company, through its wholly-owned financing subsidiary, Arbor, entered into a total return swap ("TRS") with Citibank, N.A. ("Citibank") that is indexed to a basket of loans.

The TRS with Citibank enables Arbor, to obtain the economic benefit of the loans underlying the TRS, despite the fact that such loans will not be directly held or otherwise owned by Arbor, in return for an interest-type payment to Citibank.

SIC Advisors acts as the investment manager of Arbor and has discretion over the composition of the basket of loans underlying the TRS. The terms of the TRS are governed by an ISDA 2002 Master Agreement, the Schedule thereto and Credit Support Annex to such Schedule, and the Confirmation exchanged thereunder, between Arbor and Citibank, which collectively establish the TRS, and are collectively referred to herein as the "TRS Agreement". On March 21, 2014, Arbor amended and restated its Confirmation Letter Agreement (the "Amended Confirmation Agreement") with Citibank. The Amended Confirmation Agreement increases the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $100,000,000 to $200,000,000, and increased the interest rate payable to Citibank from LIBOR plus 1.30% per annum to LIBOR plus 1.35% per annum. Other than the foregoing, the Amended Confirmation Agreement did not change any of the other terms of the TRS.

On July 23, 2014, Arbor entered into the Second Amended and Restated Confirmation Letter Agreement (the "Second Amended Confirmation Agreement") with CitiBank. The Second Amended Confirmation Agreement increases the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $200,000,000 to $350,000,000. Other than the foregoing, the Second Amended Confirmation Agreement did not change any of the other terms of the TRS.

On June 8, 2015, Arbor entered into the Third Amended and Restated Confirmation Letter Agreement (the "Third Amended Confirmation Agreement") with CitiBank. The Third Amended Confirmation Agreement decreases the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $350,000,000 to $300,000,000. Other than the foregoing, the Third Amended Confirmation Agreement did not change any of the other terms of the TRS.

Pursuant to the terms of the TRS Agreement, as amended by the Second Amended Confirmation Agreement and Third Amended Confirmation Agreement, and subject to conditions customary for transactions of this nature, Arbor may select a portfolio of loans with a maximum market value (determined at the time each such loan becomes subject to the TRS) of $300,000,000, which is also referred to as the maximum notional amount of the TRS. Each individual loan, and the portfolio of loans taken as a whole, must meet criteria described in the Amended TRS Agreement. Arbor receives from Citibank a periodic payment on set dates that is based upon any coupons, both earned and accrued, generated by the loans underlying the TRS, subject to limitations described in the Amended TRS Agreement as well as any fees associated with the loans included in the portfolio. Arbor pays to Citibank interest at a rate equal to one-month LIBOR plus 1.35% per annum. In addition, upon the termination or repayment of any loan subject to the TRS, Arbor either receives from Citibank the appreciation in the value of such loan, or pays to Citibank any depreciation in the value of such loan.

Citibank may terminate the TRS on or after the second anniversary of the effectiveness of the TRS. SIC Advisors may terminate the TRS on behalf of Arbor at any time upon providing 10 days prior notice to Citibank. Any termination by SIC Advisors on behalf of Arbor prior to the second anniversary of the effectiveness of the TRS will result in payment of an early termination fee to Citibank. The early termination fee shall equal the present value of the following two cash flows: (a) interest payments at a rate equal 1.35% based on 70% of the maximum notional amount of $300,000,000, payable from the later of the first anniversary of the effectiveness of the TRS or the termination date until the second anniversary of the effectiveness of the TRS and (b) interest payments at a rate equal to 0.15% based on the maximum notional amount of $300,000,000, payable from the later of the first anniversary of the effectiveness of the TRS or the termination date until the second anniversary of the effectiveness of the TRS.

Arbor is required to pay a minimum usage fee in connection with the TRS of 1.35% on the amount equal to 85% of the average daily unused portion of the maximum amount permitted under the TRS. Such minimum usage fee will not apply during the first 365 days and last 60 days of the term of the TRS. Arbor will also pay Citibank customary fees in connection with the establishment and maintenance of the TRS. During the years ended December 31, 2015 and 2014, Arbor paid $636,962 and $0 in minimum usage fees, respectively.

Arbor is required to initially cash collateralize a specified percentage of each loan (generally 25% to 35% of the market value of such loan) included under the TRS in accordance with margin requirements described in the Amended TRS Agreement. As of December 31, 2015 and 2014, Arbor has posted $77,029,970 and $56,877,928, respectively, in collateral to Citibank in relation to the TRS which is recorded on the consolidated statements of assets and liabilities as cash collateral on total return swap. Arbor may be required to post additional collateral from time to time as a result of a decline in the mark-to-market value of the portfolio of loans subject to the TRS.

The obligations of Arbor under the Amended TRS Agreement are non-recourse to the Company and the Company's exposure under the Amended TRS Agreement is limited to the value of the Company's investment in Arbor, which generally equals the value of cash collateral provided by Arbor under the Amended TRS Agreement.

In connection with the TRS, Arbor has made customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. In addition to customary events of default and termination events included in the form ISDA 2002 Master Agreement, the Amended TRS Agreement contains the following termination events: (a) a failure to satisfy the portfolio criteria for at least 30 days; (b) a failure to post initial cash collateral or additional collateral as required by the Amended TRS Agreement; (c) a default by Arbor or the Company with respect to indebtedness in an amount equal to or greater than the lesser of $10,000,000 and 2% of the Company's net asset value at such time; (d) a merger of Arbor or the Company meeting certain criteria; (e) the Company or Arbor amending their respective constituent documents to alter their investment strategy in a manner that has or could reasonably be expected to have a material adverse effect; and (f) SIC Advisors ceasing to be the investment manager of Arbor or to have authority to enter into transactions under the Amended TRS Agreement on behalf of Arbor, and not being replaced by an entity reasonably acceptable to Citibank. As of December 31, 2015 and December 31, 2014, the Company did not have any derivatives with contingent features in net liability positions; therefore, if a trigger event had occurred, no amount would have been required to be posted by the Company.

The Company's maximum credit risk exposure as of December 31, 2015 and 2014 is $78,523,223 and $57,973,510, respectively, which is recorded on the consolidated statements of assets and liabilities as cash collateral on total return swap and receivable due on total return swap.

The Company's receivable from Citibank represents realized amounts from payments on underlying loans in the total return swap portfolio which as of December 31, 2015 and 2014 was $1,493,253 and $1,095,582, respectively, which is recorded on the consolidated statements of assets and liabilities as receivable due on total return swap. The Company does not offset collateral posted in relation to the TRS with any unrealized appreciation or depreciation outstanding in the consolidated statements of assets and liabilities as of December 31, 2015 or December 31, 2014.

Transactions in total return swap contracts during the years ended December 31, 2015 and 2014 resulted in $11,574,160 and $6,387,860 in realized gains/(losses) and $(19,714,222) and $(8,002,993) in unrealized gains/(losses), respectively, which is recorded on the consolidated statements of operations.

The Company only held one derivative position as of the years ended December 31, 2015 and 2014 which is and was subject to a Master Agreement ("MA"). The following table represents the Company's gross and net amounts after offset under MA of the derivative assets and liabilities presented by derivative type net of the related collateral pledged by the Company as of December 31, 2015 and 2014:

	Gross Derivative Assets/ (Liabilities) Subject to MA	Derivative Amount Available for Offset	Net Amount Presented in the Consolidated Statements of Assets and Liabilities	Cash Collateral Received	Net Amount of Derivative Assets/(Liabilities)
December 31, 2015					
Total Return Swap[1]	$ (27,365,819)	$ —	$ (27,365,819)	$ —	$ (27,365,819)
December 31, 2014					
Total Return Swap[1]	$ (7,651,597)	$ —	$ (7,651,597)	$ —	$ (7,651,597)

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[1] Cash was posted for initial margin requirements for the total return swap as of December 31, 2015 and 2014 and is reported on the consolidated statements of assets and liabilities as cash collateral on total return swap.

The following represents the volume of the Company's derivative transactions during the years ended December 31, 2015 and 2014:

	Year ended December 31,	
	2015	**2014**
Average notional par amount of contracts	$222,622,738	$141,623,592

The following is a summary of the TRS reference assets as of December 31, 2015:

Company[1]	Industry	Type of Investment	Coupon Rate	Maturity	Par Amount	Initial Notional Cost[2]	Fair Value	Unrealized Appreciation (Depreciation)
American Beacon Advisors Inc	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term loans[7]	LIBOR + 4.500%, 1.00% Floor	4/30/2022	997,500	992,513	984,204	(8,309)
Answers Corporation	High Tech Industries	Senior Secured First Lien Term loans[5]	LIBOR + 5.250%, 1.00% Floor	10/1/2021	14,887,500	14,366,438	9,974,625	(4,391,813)
ANVC Merger Corp.	Aerospace & Defense	Senior Secured First Lien Term loans[7]	LIBOR + 4.500%, 1.00% Floor	2/18/2021	4,740,086	4,692,685	4,597,883	(94,802)
AP Gaming I, LLC	Hotel, Gaming & Leisure	Senior Secured Second Lien Term loans[7]	LIBOR + 8.250%, 1.000% Floor	12/20/2020	14,263,492	13,988,219	13,710,781	(277,438)
Asurion Corporation	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term loans[7]	LIBOR + 3.750%, 1.25% Floor	5/24/2019	4,724,269	4,723,681	4,415,727	(307,954)
Atkore International, Inc	Metals & Mining	Senior Secured Second Lien Term loans[7]	LIBOR + 6.750%, 1.00% Floor	10/9/2021	10,000,000	10,032,500	8,700,000	(1,332,500)
Bowlmor AMF Corporation	Services: Consumer	Senior Secured First Lien Term loans[7]	LIBOR + 6.250%, 1.00% Floor	9/18/2021	8,910,000	8,776,350	8,783,745	7,395
CJ Holding Co.	Energy: Oil & Gas	Senior Secured First Lien Term loans[4][5]	LIBOR + 5.500%, 1.00% Floor	3/24/2020	2,985,000	2,567,100	1,814,880	(752,220)
CSP Technologies North America, Inc	Containers, Packaging & Glass	Senior Secured First Lien Term loans[7]	LIBOR + 6.000%, 1.00% Floor	1/29/2022	9,925,000	9,726,500	9,726,500	—
Collective Brands Finance Inc.	Retail	Senior Secured First Lien Term loans[7]	LIBOR + 4.000%, 1.00% Floor	3/11/2021	5,910,000	5,887,838	3,376,088	(2,511,750)
Encompass Digital Media, Inc	Telecommunications	Senior Secured First Lien Term loans[5]	LIBOR + 4.500%, 1.000% Floor	6/6/2021	4,937,500	4,912,813	4,814,063	(98,750)
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured Second Lien Term loans[8]	LIBOR + 7.125%, 1.250% Floor	9/30/2020	4,246,305	4,317,500	636,946	(3,680,554)
Genex Services, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term loans[5]	LIBOR + 4.250%, 1.000% Floor	5/30/2021	2,972,475	2,957,612	2,915,492	(42,120)
Hudson Products Holdings Inc	Capital Equipment	Senior Secured First Lien Term loans[7]	LIBOR + 4.000%, 1.000% Floor	3/15/2019	1,872,446	1,863,083	1,569,727	(293,356)
Iqor US Inc.	Services: Business	Senior Secured First Lien Term loans[7]	LIBOR + 5.00%, 1.000% Floor	4/1/2021	7,668,571	7,515,200	6,045,365	(1,469,835)
Isola USA	High Tech Industries	Senior Secured First Lien Term loans[7]	LIBOR + 8.250%, 1.000% Floor	11/29/2018	3,825,000	3,767,625	3,372,417	(395,208)

Company[1]	Industry	Type of Investment	Coupon Rate	Maturity	Par Amount	Initial Notional Cost[2]	Fair Value	Unrealized Appreciation (Depreciation)
Language Line LLC	Telecommunications	Senior Secured First Lien Term loans[7]	LIBOR + 5.50%, 1.000% Floor	7/7/2021	3,293,750	3,260,813	3,266,314	5,501
Livingston International, Inc.	Transportation: Cargo	Senior Secured Second Lien Term loans[1][4][7]	LIBOR + 7.750%, 1.250% Floor	4/18/2020	1,954,783	1,969,443	1,804,239	(165,204)
Maxim Crane Works LP	Capital Equipment	Senior Secured Second Lien Term loans[5]	LIBOR + 9.250%, 1.000% Floor	11/26/2018	6,500,000	6,590,000	6,370,000	(220,000)
Mohegan Tribal Gaming	Hotel, Gaming & Leisure	Senior Secured First Lien Term loans[7]	LIBOR + 4.500%, 1.000% Floor	11/19/2019	6,937,197	6,805,555	6,771,189	(34,366)
Nine West Holdings, Inc.	Consumer goods: Non-durable	Senior Secured First Lien Term loans[7]	LIBOR + 3.750%, 1.000% Floor	10/8/2019	5,925,000	5,910,188	4,094,175	(1,816,013)
Packaging Coordinators, Inc.	Containers, Packaging & Glass	Senior Secured First Lien Term loans[7]	LIBOR + 4.250%, 1.000% Floor	8/1/2021	4,950,000	4,900,500	4,900,500	—
Preferred Sands Holding Company, LLC	Construction & Building	Senior Secured First Lien Term loans[7]	LIBOR + 5.750%, 1.000% Floor	7/27/2020	6,930,000	6,860,700	3,205,125	(3,655,575)
Sungard Availability Services Capital Inc.	Services: Business	Senior Secured First Lien Term loans[5]	LIBOR + 5.000%, 1.000% Floor	3/31/2019	10,592,195	10,545,854	9,149,008	(1,396,846)
Tensar Corp.	Capital Equipment	Senior Secured First Lien Term loans[7]	LIBOR + 4.750%, 1.000% Floor	7/9/2021	11,880,000	11,761,200	10,083,150	(1,678,050)
Thomson Multimedia	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans[5]	LIBOR + 6.000%, 1.000% Floor	3/31/2020	8,771,899	8,879,253	8,530,672	(348,581)
TravelCLICK, Inc	Hotel, Gaming & Leisure	Senior Secured First Lien Term loans[5]	LIBOR + 4.500%, 1.250% Floor	5/12/2021	9,817,247	9,719,074	9,424,557	(294,517)
Tribune Publishing Co.	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans[5]	LIBOR + 4.750%, 1.000% Floor	8/4/2021	9,500,000	9,424,000	8,704,375	(719,625)
TTM Technologies Inc.	High Tech Industries	Senior Secured First Lien Term loans[4][7]	LIBOR + 5.000%, 1.000% Floor	5/7/2021	3,990,000	3,850,350	3,600,975	(249,375)
US Shipping Partners LP	Transportation: Cargo	Senior Secured First Lien Term loans[7]	LIBOR + 4.250%, 1.000% Floor	6/26/2021	1,926,818	1,912,367	1,772,673	(139,694)
YP LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans[5]	LIBOR + 6.750%, 1.250% Floor	6/4/2018	3,130,435	3,153,913	3,091,531	(62,382)
YRC Worldwide Inc.	Transportation: Cargo	Senior Secured First Lien Term loans[4][5]	LIBOR + 7.250%, 1.000% Floor	2/13/2019	9,837,312	9,825,123	8,525,703	(1,299,420)
					208,801,779	206,455,990	178,732,629	(27,723,361)
Total accrued interest income, net of expenses								357,542
Total unrealized depreciation on total return swap								($ 27,365,819)

---

[1] All investments are domiciled in the United States except for Livingston International, Inc., which is domiciled in Canada.
[2] Represents the initial amount of par of an investment in which the TRS is referenced.
[3] The referenced asset or portion thereof is unsettled as of December 31, 2015.
[4] The investment is not a qualifying asset under the Investment Company Act of 1940, as amended.
[5] The interest rate on these loans is subject to a base rate plus 1 Month ("1M") LIBOR, which at December 31, 2015 was 0.43%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(6) The interest rate on these loans is subject to a base rate plus 2 Month ("2M") LIBOR, which at December 31, 2015 was 0.51%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 2M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(7) The interest rate on these loans is subject to a base rate plus 3 Month ("3M") LIBOR, which at December 31, 2015 was 0.61%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(8) The interest rate on these loans is subject to a base rate plus 6 Month ("6M") LIBOR, which at December 31, 2015 was 0.85%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 6M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

The following is a summary of the TRS reference assets as of December 31, 2014:

Company[1]	Industry[4]	Type of Investment	Coupon Rate	Maturity	Par Amount	Initial Notional Cost[2]	Fair Value	Unrealized Appreciation (Depreciation)
Answers Corporation	High Tech Industries	Senior Secured First Lien Term loans	LIBOR + 5.250%, 1.00% Floor	10/1/2021	15,000,000	$14,475,000	$14,212,500	$ (262,500)
ANVC Merger Corp.	Aerospace & Defense	Senior Secured First Lien Term loans	LIBOR + 4.500%, 1.00% Floor	2/18/2021	4,962,500	4,912,875	4,863,250	(49,625)
AP Gaming I, LLC	Hotel, Gaming & Leisure	Senior Secured Second Lien Term loans	LIBOR + 8.250%, 1.000% Floor	12/20/2020	6,699,375	6,498,394	6,665,878	167,484
Asurion Corporation	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term loans	LIBOR + 3.750%, 1.25% Floor	5/24/2019	9,897,301	9,896,070	9,754,186	(141,884)
Atkore International, Inc.	Metals & Mining	Senior Secured Second Lien Term loans	LIBOR + 6.750%, 1.00% Floor	10/9/2021	10,000,000	10,032,500	9,750,000	(282,500)
Bowlmor AMF Corporation	Services: Consumer	Senior Secured First Lien Term loans	LIBOR + 6.250%, 1.00% Floor	9/18/2021	9,000,000	8,865,000	8,820,000	(45,000)
Collective Brands Finance Inc.	Retail	Senior Secured First Lien Term loans	LIBOR + 4.000%, 1.00% Floor	3/11/2021	5,970,000	5,947,613	5,432,700	(514,913)
Encompass Digital Media, Inc.	Telecommunications	Senior Secured First Lien Term loans	LIBOR + 4.500%, 1.000% Floor	6/6/2021	4,987,500	4,962,563	4,943,859	(18,704)
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured First Lien Term loans	LIBOR + 7.125%, 1.250% Floor	9/30/2020	4,246,305	4,317,500	3,075,557	(1,241,943)
Flexera Software, Inc.	High Tech Industries	Senior Secured Second Lien Term loans	LIBOR + 7.000%, 1.000% Floor	4/2/2021	2,250,000	2,266,875	2,183,667	(83,208)
Genex Services, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term loans	LIBOR + 4.250%, 1.000% Floor	5/30/2021	1,995,000	1,985,025	1,977,544	(7,481)
Hudson Products Holdings, Inc.	Capital Equipment	Senior Secured First Lien Term loans	LIBOR + 4.000%, 1.000% Floor	3/15/2019	1,975,000	1,965,125	1,897,639	(67,486)
Iqor US, Inc.	Services: Business	Senior Secured First Lien Term loans	LIBOR + 5.000%, 1.000% Floor	4/1/2021	7,746,032	7,591,111	7,126,349	(464,762)
Isola USA	Capital Equipment	Senior Secured First Lien Term loans	LIBOR + 8.250%, 1.000% Floor	11/29/2018	3,925,000	3,866,125	3,962,768	96,643
Livingston International, Inc.	High Tech Industries	Senior Secured Second Lien Term loans	LIBOR + 7.750%, 1.250% Floor[1] [3]	4/18/2020	1,954,783	1,969,443	1,879,187	(90,256)

F-48

Company[1]	Industry[4]	Type of Investment	Coupon Rate	Maturity	Par Amount	Initial Notional Cost[2]	Fair Value	Unrealized Appreciation (Depreciation)
Maxim Crane Works LP	Capital Equipment	Senior Secured Second Lien Term loans	LIBOR + 9.250%, 1.000% Floor	11/26/2018	3,500,000	3,567,500	3,517,500	(50,000)
Mohegan Tribal Gaming	Hotel, Gaming, & Leisure	Senior Secured First Lien Term loans	LIBOR + 4.500%, 1.000% Floor	11/19/2019	1,985,000	1,965,150	1,903,833	(61,317)
Nine West Holdings, Inc.	Consumer goods: Non-durable	Senior Secured First Lien Term loans	LIBOR + 3.750%, 1.000% Floor	10/8/2019	5,985,000	5,970,038	5,588,494	(381,544)
Packaging Coordinators, Inc.	Containers, Packaging, & Glass	Senior Secured First Lien Term loans	LIBOR + 4.250%, 1.000% Floor	8/1/2021	5,000,000	4,950,000	4,812,500	(137,500)
Pharmed Group Corporation	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans	LIBOR + 3.250%, 1.000% Floor	1/28/2021	485,000	482,575	468,834	(13,741)
Pharmed Group Corporation	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term loans	LIBOR + 6.750%, 1.000% Floor	1/28/2022	5,000,000	4,975,000	4,937,500	(37,500)
Polymer Group, Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term loans	LIBOR + 4.250%, 1.000% Floor	12/19/2019	3,979,360	3,974,397	3,914,695	(59,702)
Preferred Sands Holding Company, LLC	Construction & Building	Senior Secured First Lien Term loans	LIBOR + 5.750%, 1.000% Floor	7/31/2020	7,000,000	6,930,000	5,775,000	(1,155,000)
Sungard Availability Services Capital, Inc.	Services: Business	Senior Secured First Lien Term loans	LIBOR + 5.000%, 1.000% Floor	3/31/2019	11,940,000	11,887,763	10,578,840	(1,308,923)
Tensar Corp.	Capital Equipment	Senior Secured First Lien Term loans	LIBOR + 4.750%, 1.000% Floor	7/9/2021	12,000,000	11,880,000	10,740,000	(1,140,000)
Thomson Multimedia	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans	LIBOR + 6.000%, 1.000% Floor	3/31/2020	5,970,000	6,073,281	5,902,838	(170,443)
TravelCLICK, Inc.	Hotel, Gaming, & Leisure	Senior Secured First Lien Term loans	LIBOR + 4.500%, 1.250% Floor	5/12/2021	14,963,449	14,813,815	14,738,998	(74,817)
Tribune Publishing Co.	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans	LIBOR + 4.750%, 1.000% Floor	8/4/2021	10,000,000	9,920,000	9,850,000	(70,000)
Viking Acquisition, Inc.	Automotive	Senior Secured First Lien Term loans	LIBOR + 4.250%, 1.250% Floor	11/5/2016	3,660,571	3,665,146	3,613,276	(51,870)
Visant Corporation	Consumer goods: Durable	Senior Secured First Lien Term loans	LIBOR + 6.000%, 1.000% Floor	9/23/2021	15,000,000	14,700,000	14,550,000	(150,000)
YP, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans	LIBOR + 6.750%, 1.250% Floor	6/4/2018	4,260,870	4,292,826	4,268,709	(24,117)
YRC Worldwide, Inc.	Transportation: Cargo	Senior Secured First Lien Term loans	LIBOR + 7.000%, 1.000% Floor	2/13/2019	9,937,437	9,925,124	9,831,902	(93,222)
						$209,523,834	$201,538,003	$ (7,985,831)
Total accrued interest income, net of expenses								334,234
Total unrealized depreciation on total return swap								$ (7,651,597)

---

[1] All investments are domiciled in the United States except for Livingston International, Inc., which is domiciled in Canada.
[2] Represents the initial amount of par of an investment in which the TRS is referenced.
[3] The investment is not a qualifying asset under the 1940 Act.
[4] The December 31, 2014 industry classifications have been modified to conform with the December 31, 2015 industry classifications.

Note 6. Borrowings

As a BDC, the Company is only allowed to employ leverage to the extent that its asset coverage, as defined in the 1940 Act, equals at least 200% after giving effect to such leverage. The amount of leverage that the Company employs at any time depends on its assessment of the market and other factors at the time of any proposed borrowing.

The fair value of the Company's debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company's margin borrowings are estimated based upon market interest rates for its own borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. The Company's debt obligation is recorded at its carrying value, which approximates fair value.

ING Credit Facility

On November 24, 2014, the Company amended its existing senior secured syndicated revolving credit facility (the "ING Credit Facility") pursuant to a Senior Secured Revolving Credit Agreement (the "Revolving Credit Agreement") with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent. The ING Credit Facility matures on December 4, 2017 and is secured by substantially all of the Company's assets, subject to certain exclusions as further set forth in a Guarantee, Pledge and Security Agreement (the "Security Agreement") entered into in connection with the Revolving Credit Agreement, among the Company, the Subsidiary Guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent. The ING Credit Facility also includes usual and customary representations, covenants and events of default for senior secured revolving credit facilities of this nature. On February 13, 2015 commitments to the ING credit facility were expanded from $150,000,000 to $170,000,000.

The ING Credit Facility allows for the Company, at its option, to borrow money at a rate of either (i) an alternate base rate plus 1.75% per annum or (ii) LIBOR plus 2.75% per annum. The interest rate margins are subject to certain step-downs upon the satisfaction of certain conditions described in the Revolving Credit Agreement. The alternate base rate will be the greatest of (i) the U.S. Prime Rate set forth in the Wall Street Journal, (ii) the federal funds effective rate plus 1/2 of 1%, and (iii) three month LIBOR plus 1.00%. As of December 31, 2015 and 2014, the commitment under the ING Credit Facility was $170,000,000 and $150,000,000, respectively, and the ING Credit Facility includes an accordion feature that allows for potential future expansion of the ING Credit Facility up to a total of $500,000,000. Availability of loans under the ING Credit Facility is linked to the valuation of the collateral pursuant to a borrowing base mechanism.

The Company is also required to pay a commitment fee to the lenders based on the daily unused portion of the aggregate commitments under the ING Credit Facility. The commitment fee is (i) 0.50% for the initial six month period commencing on the closing date and (ii) thereafter, 1% of the aggregate unused commitments if the used portion of the aggregate commitments is less than or equal to 35% of the aggregate commitments, or 0.50% if the used portion of the aggregate commitments is greater than 35% of the aggregate commitments. The ING Credit Facility provides that the Company may use the proceeds of the facility for general corporate purposes, including making investments in accordance with the Company's investment objective and strategy.

Borrowings under the Revolving Credit Agreement are subject to, among other things, a minimum borrowing base. Substantially all of the Company's assets are pledged as collateral under the Revolving Credit Agreement. The ING Credit Facility requires the Company to, among other things (i) make representations and warranties regarding the collateral as well the Company's business and operations, (ii) agree to certain indemnification obligations, and (iii) agree to comply with various affirmative and negative covenants. The documents for the Revolving Credit Agreement also include default provisions, such as the failure to make timely payments under the Revolving Credit Agreement, the occurrence of a change in control, and the failure by

F-50

the Company to materially perform under the operative agreements governing the Revolving Credit Agreement, which, if not complied with, could accelerate repayment under the Revolving Credit Agreement, thereby materially and adversely affecting the Company's liquidity, financial condition and results of operations.

In connection with the security interest established under the Security Agreement, the Company, ING Capital LLC, in its capacity as collateral agent, and State Street Bank and Trust Company, in its capacity as the Company's custodian, entered into a Control Agreement dated as of December 4, 2013 (the "Control Agreement"), in order to, among other things, perfect the security interest granted pursuant to the Security Agreement in, and provide for control over, the related collateral.

As of December 31, 2015 and 2014, the carrying amount of the Company's borrowings under the ING Credit Facility approximated their fair value. The fair value of the Company's debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company's borrowing under the ING Credit Facility is estimated based upon market interest rates of the Company's borrowing or entities with similar credit risk, adjusted for nonperformance risk, if any. At December 31, 2015 and 2014, the ING Credit Facility would be deemed to be Level 3, as defined in Note 4.

As of December 31, 2015 and 2014, $1,061,595 and $1,992,919 of financing costs related to the ING Credit Facility have been capitalized and are being amortized over the respective terms, respectively. For the years ended December 31, 2015 and 2014, the Company recorded $4,118,971 and $2,653,616, respectively, of interest and financing expenses related to the ING Credit Facility, of which $3,431,490 and $2,049,638 was attributable to interest and $687,481 and $603,978 was attributable to amortization of deferred financing costs, respectively. As of December 31, 2015 and 2014, the Company's outstanding borrowings under the ING Credit Facility were $145,000,000 and $115,000,000, respectively. For the year ended December 31, 2015, the Company's weighted average outstanding debt balance and interest rate on the ING Credit Facility was $97,547,945 and 3.5% respectively. For the year ended December 31, 2014, the Company's weighted average outstanding debt balance and interest rate on the ING Credit Facility was $58,538,462 and 3.2%, respectively.

Alpine Credit Facility

On July 23, 2014, the Company's wholly-owned, special purpose financing subsidiary, Alpine, entered into a revolving credit facility (the "Alpine Credit Facility") pursuant to a Loan Agreement with JPMorgan Chase Bank, National Association ("JPMorgan"), as administrative agent and lender, the Financing Providers from time to time party thereto, SIC Advisors, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto (the "Loan Agreement"). Alpine's obligations to JPMorgan under the Alpine Credit Facility are secured by a first priority security interest in substantially all of the assets of Alpine, including its portfolio of loans. The obligations of Alpine under the Alpine Credit Facility are non-recourse to the Company.

The Alpine Credit Facility provides for borrowings in an aggregate principal amount up to $300,000,000 on a committed basis. Borrowings under the Alpine Credit Facility are subject to compliance with a net asset value coverage ratio with respect to the current value of Alpine's portfolio and various eligibility criteria must be satisfied with respect to the initial acquisition of each loan in Alpine's portfolio. Any amounts borrowed under the Alpine Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on July 23, 2019.

Pricing under the Alpine Credit Facility for each one month calculation period is based on LIBOR for an interest period of one month, plus a spread of 3.25% per annum. If LIBOR is unavailable, pricing will be determined at the prime rate offered by JPMorgan or the federal funds effective rate, plus a spread of 3.25% per annum. Interest is payable monthly in arrears. Beginning February 23, 2015, Alpine is required to pay a commitment fee equal to .50% on the average daily unused amount of the financing commitments to the extent $150,000,000 has not been borrowed. Alpine also paid a set-up fee and incurred certain other customary costs and expenses in connection with obtaining the Alpine Credit Facility on July 23, 2014, and its first amendment which increased the aggregate principal amount from $150,000,000 to $300,000,000 on February 6, 2015.

Borrowings of Alpine are considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act, as amended, applicable to business development companies.

Pursuant to a Sale and Contribution Agreement entered into between the Company and Alpine (the "Sale Agreement") in connection with the Alpine Credit Facility, the Company may sell loans or contribute cash or loans to Alpine from time to time and will retain a residual interest in any assets contributed through its ownership of Alpine or will receive fair market value for any assets sold to Alpine. In certain circumstances the Company may be required to repurchase certain loans sold to Alpine. In addition to the acquisition of loans pursuant to the Sale Agreement, Alpine may purchase additional assets from various sources. Alpine has appointed SIC Advisors to manage its portfolio of assets pursuant to the terms of a Portfolio Management Agreement between SIC Advisors and Alpine.

As of December 31, 2015, the carrying amount of the Company's borrowings under the Alpine Credit Facility approximated the fair value of the Company's debt obligation. The fair value of the Company's debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company's borrowings under the Alpine Credit Facility is estimated based upon market interest rates of the Company's borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. At December 31, 2015, the Alpine Credit Facility would be deemed to be Level 3, as defined in Note 4.

As of December 31, 2015 and 2014, $2,177,809 and $1,050,000, respectively, of financing costs related to the Alpine Credit Facility has been capitalized and is being amortized over the respective terms. For the years ended December 31, 2015 and 2014, the Company recorded $7,071,908 and $1,192,092 of interest and financing expenses related to the Alpine Credit Facility, of which $6,530,916 and $1,088,751 was attributable to interest and $540,992 and $103,341 was attributable to amortization of deferred financing costs, respectively. As of December 31, 2015, the Company's outstanding borrowing under the Alpine Credit Facility was $240,000,000. For the years ended December 31, 2015 and 2014, the Company's weighted average outstanding debt balance and interest rate on the Alpine Credit Facility was $182,974,180 and 3.5% and $34,730,769 and 1.6%, respectively.

Note 7. Agreements

Investment Advisory Agreement

On April 5, 2012, the Company entered into an investment advisory agreement ("IAA") with SIC Advisors to manage the Company's investment activities. The IAA became effective as of April 17, 2012, the date that the Company met its minimum offering requirement. Pursuant to the 1940 Act, the initial term of the IAA was for two years from its effective date, with one-year renewals subject to approval by the Company's board of directors, a majority of whom must be independent directors. On March 2, 2016, the Company's board of directors approved the renewal of the IAA for an additional one-year term at an in-person meeting. Pursuant to the IAA, SIC Advisors implements the Company's business strategy on a day-to-day basis and performs certain services for the Company, subject to oversight by the Company's board of directors. SIC Advisors is responsible for, among other duties, determining investment criteria, sourcing, analyzing and executing investment transactions, asset sales, financings and performing asset management duties. Under the IAA, the Company has agreed to pay SIC Advisors a management fee for investment advisory and management services consisting of a base management fee and an incentive fee.

The base management fee is calculated at an annual rate of 1.75% of the Company's gross assets payable quarterly in arrears. For purposes of calculating the base management fee, the term "gross assets" includes any assets acquired with the proceeds of leverage. "Gross assets" also includes any cash collateral posted with respect to the TRS, adjusted for realized and unrealized appreciation. For the first quarter of the Company's operations, the base management fee was calculated based on the initial value of the Company's gross assets. Subsequently, the base management fee is calculated based on the gross assets at the end of each completed calendar quarter. Base management fees for any partial quarter are appropriately prorated. For the years ended December 31, 2015, 2014, and 2013, the Company recorded an expense for base management fees of $17,234,293, $8,976,657, and $1,906,386, respectively, of which $4,686,096 and $3,271,387 were payable at December 31, 2015 and 2014, respectively.

The incentive fee consists of the following two parts:

An incentive fee on net investment income ("Subordinated Incentive Fee on Income") is calculated and payable quarterly in arrears and is based upon pre-incentive fee net investment income for the immediately preceding quarter. No Subordinated Incentive Fee on Income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed a quarterly return to stockholders of 1.75% per quarter on the Company's net assets at the end of the immediately preceding fiscal quarter (the "Preferred Quarterly Return"). All pre-incentive fee net investment income, if any, that exceeds the Preferred Quarterly Return, but is less than or equal to 2.1875% of net assets at the end of the immediately preceding fiscal quarter in any quarter, will be payable to SIC Advisors. The Company refers to this portion of its Subordinated Incentive Fee on Income as the "Catch Up". It is intended to provide an incentive fee of 20% on pre-incentive fee net investment income when pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter in any quarter. For any quarter in which the Company's pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter, the Subordinated Incentive Fee on Income shall equal 20% of the amount of pre-incentive fee net investment income, because the Preferred Quarterly Return and Catch Up will have been achieved. There is no incentive fee on net investment income earned on the TRS.

For the years ended December 31, 2015, 2014, and 2013 the Company recorded a Subordinated Incentive Fee on Income of $4,434,352, $(183,617) and $182,989, respectively. As of December 31, 2015 and 2014, the Company recorded an incentive fee on net income payable of $1,795,268 and $0, respectively.

A capital gains incentive fee will be earned on realized investments and shall be payable in arrears as of the end of each calendar year during which the IAA is in effect. If the IAA is terminated, the fee will also become payable as of the effective date of such termination. The fee equals 20% of the realized capital gains, less the aggregate amount of any previously paid capital gains incentive fees. The incentive fee on capital gains is equal to realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis.

Under GAAP the Company calculates capital gains incentive fees as if the Company had realized all assets at their fair values and liabilities at their settlement amounts as of the reporting date. GAAP requires that the capital gains incentive fee accrual assume the cumulative aggregate unrealized capital appreciation is realized, even though such unrealized capital appreciation is not payable under the IAA. Accordingly, the Company accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. There can be no assurance that such unrealized capital appreciation will be realized in the future and that the provisional capital gains incentive fee will become payable.

For the years ended December 31, 2015, 2014, and 2013, the Company recorded a capital gains incentive fee of $0, $0 and $0, respectively. As of December 31, 2015 and 2014, the Company recorded a capital gains incentive fee payable of $0 and $0, respectively.

Prior to June 2, 2014, SIC Advisors bore all organizational and offering expenses, as defined in the IAA, on behalf of the Company until the Company's gross proceeds in connection with the sale of its common stock exceeded $300,000,000. Beginning June 2, 2014, the Company is responsible for all ongoing organization and offering expenses.

Pursuant to the terms of the IAA, the Company has agreed to reimburse SIC Advisors for any such organizational and offering expenses incurred by SIC Advisors ("O&O Reimbursable Expenses") prior to June 2, 2014 not to exceed 1.25% of the gross subscriptions raised by the Company over the course of the offering period, which is currently scheduled to terminate April 17, 2017, unless further extended.

In the event that other organizational and offering expenses exceed 5.25% of the gross proceeds from the sale of shares of the Company's common stock pursuant to its public offering or one or more private offerings at the time of the completion of the offering or other organizational and offering expenses, together with selling commissions, dealer manager fees and any discounts paid to members of the Financial Industry Regulatory Authority, exceed 15% of the gross proceeds from the sale of shares of the Company's common stock pursuant to its public offering or one or more private offerings at the time of the completion of the offering, then SIC Advisors shall be required to pay without reimbursement from the Company, or, if already paid by the Company, reimburse the Company, for amounts exceeding such 5.25% and 15% limit, as appropriate.

As of February 2015, SIC Advisors has been fully reimbursed for all O&O Reimbursable Expenses from inception to date, which totaled $5,602,303. For the years ended December 31, 2015, 2014, and 2013, SIC Advisors incurred O&O Reimbursable Expenses of $0, $1,880,248 and $1,066,517, respectively. For the years ended December 31, 2015, 2014, and 2013 the Company reimbursed SIC Advisors $443,687, $4,640,250 and $1,761,943, respectively. As of December 31, 2015 and 2014, $0 and $73,799 have been accrued related to O&O Expenses to be reimbursed to SIC Advisors and are reflected in the consolidated statements of assets and liabilities as a component of due to affiliate, respectively.

Administration Agreement

On April 5, 2012, the Company entered into an administration agreement (the "Administration Agreement") with Medley Capital LLC, pursuant to which Medley Capital LLC furnishes the Company with administrative services necessary to conduct its day-to-day operations. On February 28, 2013, Medley Capital LLC entered into a Sub-Administration Agreement with State Street Bank Global Fund Accounting and Custody to perform certain financial, accounting, administrative and other services on behalf of the Company. On March 2, 2016, the Company's board of directors approved the renewal of the Administration Agreement for an additional one-year term at an in-person meeting. Medley Capital LLC is reimbursed for administrative expenses it incurs on the Company's behalf in performing its obligations. Such costs are reasonably allocated to the Company on the basis of assets, revenues, time records or other reasonable methods. The Company does not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC. For the years ended December 31, 2015, 2014, and 2013 the Company recorded an expense of $2,261,789, $1,300,971, and $592,585 relating to administrator expenses. As of December 31, 2015 and 2014 the Company had $517,930 and $450,058 in administrator expenses payable, respectively.

Expense Support and Reimbursement Agreement

On June 29, 2012, the Company entered into an Expense Support and Reimbursement Agreement (the "Expense Support Agreement") with SIC Advisors. Pursuant to the Expense Support Agreement, SIC Advisors has agreed to reimburse the Company for operating expenses in an amount equal to the difference between distributions paid to the Company's stockholders in each month, less the sum of the Company's net investment income, the Company's net realized capital gains and dividends paid to the Company from its portfolio companies during such period ("Expense Support Reimbursement"). To the extent that no dividends or other distributions are paid to the Company's stockholders in any given month, then the Expense Support Reimbursement for such month shall be equal to such amount necessary in order for Available Operating Funds for the month to equal zero. The terms of the Expense Support Agreement commenced as of the date that the Company's registration statement was declared effective by the SEC and continued monthly thereafter until December 31, 2012.

Pursuant to the Expense Support Agreement, the Company has a conditional obligation to reimburse SIC Advisors for any amounts funded by SIC Advisors under the Expense Support Agreement if, and only to the extent that, during any fiscal quarter occurring within three years of the date on which SIC Advisors incurred a liability for such amount, the sum of the Company's net investment income, the Company's net capital gains and the amount of any dividends and other distributions paid to the Company from its portfolio companies, to the extent not included in net investment income or net capital gains for tax purposes, exceeds the distributions paid by the Company to stockholders. The purpose of the Expense Support Agreement is to avoid such distributions being characterized as returns of capital for GAAP purposes, to the extent possible, and to reduce operating expenses until the Company has raised sufficient capital to be able to absorb such expenses.

Pursuant to the Expense Support Agreement, the Company will reimburse SIC Advisors for expense support payments it previously made following any calendar quarter in which the Company received net investment income, net capital gains and dividends from its portfolio companies in excess of the distributions paid to the Company's stockholders during such calendar quarter (the "Excess Operating Funds"). Any such reimbursement will be made within three years of the date that the expense support payment obligation was incurred by SIC Advisors, subject to the conditions described below. The amount of the reimbursement during any calendar quarter will equal the lesser of (i) the Excess Operating Funds received during the quarter and (ii) the aggregate amount of all expense payments made by SIC Advisors that have not yet been reimbursed. In addition, the Company will only make reimbursement payments if its "operating expense ratio" (as described in footnote 1 to the table below) is equal to or less than its operating expense ratio at the time the corresponding expense payment was incurred and if the annualized rate of its regular cash distributions to the Company's stockholders is equal to or greater than the annualized rate of the Company's regular cash distributions to stockholders at the time the corresponding expense payment was incurred.

For the years ended December 31, 2015, 2014 and 2013 the Company recorded net Expense Support Reimbursements of $6,283,327, $5,222,096, and $3,939,251, respect the consolidated statements of operations and gross Expense Support Reimbursements of $8,744,627 for the year ended December 31, 2015. Repayments of amounts paid by SIC Advisors to the Company under the Expense Support Agreement will be accrued as they become probable and estimable. As of December 31, 2015 and 2014, the Company recorded $7,314,867 and $6,995,930, respectively, in its consolidated statements of assets and liabilities as due from affiliate relating to the Expense Support Agreement. The Company refers to Expense Support Reimbursements that are eligible for reimbursement to SIC Advisors by virtue of having satisfied the conditions described above as a "Crystalized Reimbursement." As of December 31, 2015 and 2014, the Company recorded $2,461,300 and $1,623,963, respectively, of Crystalized Reimbursements, of which $1,765,768 and $-0- was paid to the Company, and $695,533 and $1,623,963 was included in Due to Affiliate on the respective consolidated statements of assets and liabilities. As of December 31, 2015 and 2014 the total amounts eligible for reimbursement of the Company to SIC Advisors net of Crystalized Reimbursements was $16,824,125 and $10,540,799, respectively.

The following table provides information regarding liabilities incurred by SIC Advisors pursuant to the Expense Support Agreement as well as other information relating to the Company's ability to reimburse SIC Advisors for such payments:

Quarter Ended	Amount of Expense Payment Obligation	Amount Repaid to SIC Advisors	Operating Expense Ratio[1]	Annualized Distribution Rate[2]	Eligible to be Repaid Through
June 30, 2012	$ 454,874	$454,874	6.13%	8.00%	June 30, 2015
September 30, 2012	437,303	437,303	4.05%	8.00%	September 30, 2015
December 31, 2012	573,733	573,733	3.91%	8.00%	December 31, 2015
March 31, 2013	685,404	685,404	1.71%	8.00%	March 31, 2016
June 30, 2013	732,425	732,425	1.00%	7.84%	June 30, 2016
September 30, 2013	1,262,848	382,967	0.83%	7.84%	September 30, 2016
December 31, 2013	1,258,575	—	0.45%	7.84%	December 31, 2016
March 31, 2014	1,313,470	—	0.45%	7.80%	March 31, 2017
June 30, 2014	2,143,066	—	0.38%	7.80%	June 30, 2017
September 30, 2014	1,717,593	123,025	0.38%	7.77%	September 30, 2017
December 31, 2014	1,585,471	—	0.47%	8.00%	December 31, 2017
March 31, 2015	1,993,518	—	0.43%	8.00%	March 31, 2018
June 30, 2015	2,148,462	—	0.31%	8.00%	June 30, 2018
September 30, 2015	627,752	—	0.32%	8.25%	September 30, 2018
December 31, 2015	3,974,895	—	0.40%	8.65%	December 31, 2018

---

[1] "Operating Expense Ratio" is as of the date the expense support payment obligation was incurred by the Company's Advisor and includes all expenses borne by the Company, except for organizational and offering expenses, base management and incentive fees owed to SIC Advisors, and interest expense, as a percentage of net assets.

[2] "Annualized Distribution Rate" equals the annualized rate of distributions paid to stockholders based on the amount of the regular cash distribution paid immediately prior to the date the expense support payment obligation was incurred by SIC Advisors. "Annualized Distribution Rate" does not include special cash or stock distributions paid to stockholders.

Note 8. Related Party Transactions

On October 19, 2011, SIC Advisors entered into a subscription agreement to purchase 110.80 shares of common stock for cash consideration of $1,000. The consideration represents $9.025 per share.

On March 31, 2012, SIC Advisors entered into a subscription agreement to purchase 1,108,033.24 shares of common stock for cash consideration of $10,000,000. The purchase was made on April 17, 2012. The consideration represents $9.025 per share.

Due from affiliate relates to amounts due from SIC Advisors pursuant to the Expense Support Agreement as discussed in Note 7.

Due to affiliate relates to reimbursements of organizational and offering expenses and expense support reimbursement pursuant to the IAA paid to/from SIC Advisors as discussed in Note 7.

An affiliate of the Company's dealer manager has an ownership interest in SIC Advisors.

Opportunities for co-investments may arise when SIC Advisors or an affiliated adviser becomes aware of investment opportunities that may be appropriate for the Company and other clients or affiliated funds. As a BDC, the Company was substantially limited in its ability to co-invest in privately negotiated transactions with affiliated funds until it obtained an exemptive order from the SEC on November 25, 2013 (the "Exemptive Order"). The Exemptive Order permits the Company to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Medley LLC, the parent company of SIC Advisors, or an investment adviser controlled by Medley LLC, in a manner consistent with its investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors. Co-investment under the Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, the Company's board of directors determines that it would be advantageous for the Company to co-invest in a manner described in the Exemptive Order. Before receiving the Exemptive Order, the Company only participated in co-investments that were allowed under existing regulatory guidance, such as syndicated loan transactions where price was the only negotiated term, which limited the types of investments that the Company could make. Please see Note 4 to the consolidated schedule of investments as of December 31, 2015 and 2014 for disclosures regarding securities also held by affiliated funds.

Note 9. Directors Fees

Prior to April 1, 2015, the Company's independent directors each received an annual retainer fee of $30,000 and further received a fee of $2,500 ($1,000 for telephonic attendance) for each regularly scheduled board meeting and a fee of $1,000 for each special board meeting and all committee meetings as well as reimbursement of reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting. In addition, the chairman of the audit committee received an annual retainer of $10,000, while the chairman of any other committee received an annual retainer of $2,500. Effective April 1, 2015, the Company's independent directors each receive an annual retainer of $50,000 and further receive a fee of $4,000 ($2,000 for telephonic attendance) for each regularly scheduled board meeting and a fee of $2,000 for each special board meeting and all committee meetings as well as reimbursement of reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting. In addition, the chairman of the audit committee receives an annual retainer of $15,000, while the chairman of any other committee receives an annual retainer of $5,000. For the years ended December 31, 2015, 2014, and 2013, the Company recorded directors' fees expenses in General and Administrative expenses on the consolidated statement of operations of $247,625, $174,600, and $154,084, respectively, of which $0 and $0 was payable at December 31, 2015 and 2014, respectively.

Note 10. Earnings Per Share

In accordance with the provisions of ASC Topic 260 – *Earnings per Share* ("ASC 260"), basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.

The following table sets forth the computation of the weighted average basic and diluted net increase in net assets per share from operations for the years ended December 31:

	2015	2014	2013
Net increase/(decrease) in net assets from operations	$(10,112,813)	$14,052,250	$6,280,786
Weighted average common shares outstanding	70,648,292	35,425,825	7,426,660
Earnings per common share-basic and diluted	$ (0.14)	$ 0.40	$ 0.85

Note 11. Commitments

The Company's investment portfolio may contain debt investments that are in the form of lines of credit and unfunded delayed draw commitments, which require the Company to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements. As of December 31, 2015 and 2014 the Company had $14,170,243 and $12,625,200 unfunded of commitments under loan and financing agreements.

	As of	
	December 31, 2015	December 31, 2014
Access Media Holdings LLC	$ —	$ 144,424
Alpha Media LLC	1,645,313	—
Black Angus Steakhouses LLC	3,571,429	—
DHISCO Electronic Distributions, Inc.	1,904,762	1,904,762
First Boston Construction Holdings, LLC	2,636,719	—
Nation Safe Drivers Holdings, Inc.	—	2,440,421
Oxford Mining Company, LLC	—	8,135,593
Ship Supply Acquisition Corporation	3,048,780	—
Software Paradigms International Group, LLC	1,363,240	—
Total	$ 14,170,243	$ 12,625,200

Note 12. Fee Income

Fee income consists of origination/fee, amendment fee, prepayment penalty, administrative agent fee, transaction break-up fee and other miscellaneous fees. Origination fees, prepayment fees, amendment fees, and other similar fees are non-recurring fee sources. Such fees are received on a transaction by transaction basis and do not constitute a regular stream of income. The following tables summarize the Company's fee income for the years ended December 31:

	2015	2014	2013
Origination fee	$ 8,083,672	$6,495,134	$311,145
Prepayment fee	1,169,105	889,548	29,900
Amendment fee	1,233,349	214,517	273,930
Administrative agent fee	32,152	26,738	1,726
Other fees	132,981	317,923	3,160
Other fee income	$10,651,257	$7,943,860	$619,861

Note 13. Distributions and Share Repurchase Plan Distributions

Distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a distribution is determined by the Company's board of directors.

The Company has adopted an "opt in" distribution reinvestment plan ("DRIP") pursuant to which the Company's common stockholders may elect to have the full amount of any cash distributions reinvested in additional shares of the Company's common stock. As a result, if the Company declares a cash dividend or other distribution, each stockholder that has "opted in" to the Company's reinvestment plan will have their distributions automatically reinvested in additional shares of the Company's common stock rather than receiving cash distributions. Stockholders who receive distributions in the form of shares of common stock will be subject to the same federal, state and local tax consequences as if they received cash distributions. For the year ended December 31, 2015, the Company distributed a total of $56,804,630, of which, $29,576,900 was in cash and $27,227,730 was in the form of common shares associated with the DRIP. For the year ended December 31,

2014, the Company distributed a total of $28,792,495, of which, $15,631,945, was in cash and $13,160,550 was in the form of common shares associated with the DRIP. For the year ended December 31, 2013, the Company distributed a total of $6,032,061, of which, $3,915,000, was in cash and $2,117,061 was in the form of common shares associated with the DRIP.

The following table reflects the cash distributions per share that the Company declared or paid to its stockholders for the years ended December 31, 2015, 2014 and 2013. Stockholders of record as of each respective record date were entitled to receive the distribution.

Record Date	Payment Date	Amount per share
January 15 and 31, 2013	January 31, 2013	0.03333
February 15 and 28, 2013	February 28, 2013	0.03333
March 15 and 29, 2013	March 29, 2013	0.03333
April 15 and 30, 2013	April 30, 2013	0.03333
May 15 and 31, 2013	May 31, 2013	0.03333
June 14 and 28, 2013	June 28, 2013	0.03333
July 15 and 31, 2013	July 31, 2013	0.03333
August 15 and 30, 2013	August 30, 2013	0.03333
September 13 and 30, 2013	September 30, 2013	0.03333
October 15 and 31, 2013	October 31, 2013	0.03333
November 15 and 29, 2013	November 29, 2013	0.03333
December 13 and 31, 2013	December 31, 2013	0.03333
January 15 and 31, 2014	January 31, 2014	0.03333
February 14 and 28, 2014	February 28, 2014	0.03333
March 14 and 31, 2014	March 31, 2014	0.03333
April 15 and 30, 2014	April 30, 2014	0.03333
May 15 and 30, 2014	May 30, 2014	0.03333
June 13 and 30, 2014	June 30, 2014	0.03333
July 15 and 31, 2014	July 31, 2014	0.03333
August 15 and 29, 2014	August 29, 2014	0.03333
September 15 and 30, 2014	September 30, 2014	0.03333
October 15 and 31, 2014	October 31, 2014	0.03333
November 14 and 28, 2014	November 28, 2014	0.03333
December 15 and 31, 2014	December 31, 2014	0.03333
January 15 and 30, 2015	January 30, 2015	0.03333
February 13 and 27, 2015	February 27, 2015	0.03333
March 13 and 31, 2015	March 31, 2015	0.03333
April 15 and 30, 2015	April 30, 2015	0.03333
May 15 and 29, 2015	May 29, 2015	0.03333
June 15 and 30, 2015	June 30, 2015	0.03333
July 15 and 31, 2015	July 31, 2015	0.03333
August 14 and 31, 2015	August 31, 2015	0.03333
September 15 and 30, 2015	September 30, 2015	0.03333
October 15 and 30, 2015	October 30, 2015	0.03333
November 13 and 30, 2015	November 30, 2015	0.03333
December 15 and 31, 2015	December 31, 2015	0.03333
January 15 and 29, 2016	January 29, 2016	0.03333
February 12 and 29, 2016	February 29, 2016	0.03333
March 15 and 31 2016	March 31, 2016	0.03333

The Company's distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

The Company's previous distributions to stockholders may have been funded from temporary Expense Support Reimbursements that may be subject to repayment to SIC Advisors, See Note 7. The portion of these distributions derived from temporary Expense Support Reimbursements were not based on the Company's investment performance and may not continue in the future. If SIC Advisors had not agreed to make Expense Support Reimbursements, these distributions would have come from paid-in-capital. The reimbursement of these payments owed to SIC Advisors will reduce the future distributions to which stockholders would otherwise be entitled.

The determination of the tax attributes (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in-capital surplus which is a nontaxable distribution) of distributions is made annually as of the end of the Company's fiscal year based upon its taxable income for the full year and distributions paid for the full year.

Share Repurchase Program

In June 2013, the Company commenced a share repurchase program pursuant to which it intends to conduct quarterly share repurchases, of up to 2.5% of the weighted average number of outstanding shares in any 3-month period or 10% of the weighted average number of outstanding shares in any 12-month period. The purpose of the share repurchase program is to allow stockholders to sell their shares back to the Company at a price equal to the most recently disclosed net asset value per share of the Company's common stock immediately prior to the date of repurchase. Shares will be purchased from stockholders participating in the program on a pro rata basis. Unless the Company's board of directors determines otherwise, the number of shares to be repurchased during any calendar year will be limited to the proceeds received in association with the sale of shares of common stock under the distribution reinvestment plan.

The following table reflects activity under the Company's Share Repurchase Plan:

Offer Date	Quantity Offered	Price per Share	Repurchase Date	Repurchase Quantity
6/4/13	16,652	$ 9.18	—	—
8/8/13	32,627	$ 9.13	9/27/13	3,642
11/7/13	60,966	$ 9.14	12/19/13	5,826
3/12/14	120,816	$ 9.18	4/25/14	9,835
5/6/14	199,476	$ 9.20	6/13/14	17,777
8/5/14	294,068	$ 9.25	9/12/14	35,887
11/5/14	411,894	$ 9.22	12/24/14	411,894
3/4/15	535,571	$ 8.97	4/24/15	68,472
5/6/15	620,420	$ 8.98	6/24/15	90,916
8/5/15	727,654	$ 8.96	9/29/15	328,353
11/3/15	853,688	$ 8.56	12/23/15	285,559
3/2/16	959,436	$ 8.16	N/A	N/A

In the event of the death or disability of a stockholder, the Company will repurchase the shares held by such stockholder at a price equal to the net asset value per share of our shares as disclosed in the periodic report we file with the SEC immediately following the date of the death or disability of such stockholder. During the years ended December 31, 2015, 2014, and 2013 the Company repurchased 34,560, 3,000, and 0 due to death.

F-60

Note 14. Financial Highlights

The following is a schedule of financial highlights of the Company for the years ended December 31, 2015, 2014, 2013, and the period ended December 31, 2012:

	2015	2014	2013	For the Period from April 17, 2012 (commencement of operations) through December 31, 2012
Per Share Data:[1]				
Net asset value at beginning of period	$ 8.97	$ 9.18	$ 8.96	$ 9.03
Net investment income/(loss)	0.66	0.55	0.72	0.33
Net realized gains/(losses) on investments and total return swap	0.16	0.20	0.01	0.01
Net unrealized appreciation/ (depreciation) on investments and total return swap	(0.96)	(0.35)	0.12	(0.01)
Net increase/(decrease) in net assets	(0.14)	0.40	0.85	0.33
Distributions from return of capital	—	(0.19)	—	—
Distributions declared from net investment income[2]	(0.80)	(0.61)	(0.80)	(0.39)
Distributions from net realized capital gains	—	—	—	(0.01)
Total distributions to stockholders	(0.80)	(0.80)	(0.80)	(0.40)
Issuance of common stock above net asset value[3]	0.13	0.19	0.17	—
Net asset value at end of period	8.16	8.97	9.18	8.96
Total return based on net asset value[4][5]	(0.46)%	6.48%	11.75%	3.35%
Portfolio turnover rate	23.66%	37.17%	51.30%	18.86%
Shares outstanding at end of period	82,623,649	54,260,324	16,663,500	2,300,573
Net assets at end of period	674,124,099	486,519,913	153,002,273	20,622,982
Ratio/Supplemental Data (annualized):				
Ratio of net investment income/(loss) to average net assets[5]	7.57%	6.09%	7.56%	5.64[6]%
Ratio of net expenses (including incentive fees) to average net assets[5]	6.37%	6.17%	3.77%	8.58[6]%
Ratio of incentive fees to average net assets (non-annualized)	0.72%	(0.06)%	0.26%	0.01[6]%
Supplemental Data (annualized):				
Asset coverage ratio per unit[7]	$ 2,386	$ 2,211	$ 5,480	$ 2,189
Percentage of non-recurring fee income[8]	12.40%	20.10%	7.72%	0.55%
Ratio of net expenses (excluding incentive fees) to average net assets	5.65%	6.23%	3.51%	8.57[6]%
Ratio of interest and financing related expenses to average net assets	1.62%	0.98%	0.26%	0.55[6]%

[1] The per share data was derived by using the weighted average shares outstanding during the years ended December 31, 2015, 2014, 2013 and the period ended December 31, 2012, which were 70,648,292, 35,425,825, 7,426,660 and 1,452,160 respectively.

[2] The per share data for distributions is the actual amount of paid distributions per share during the period.

[3] Shares issued under the DRIP (see Note 13) as well as the continuous issuance of shares of common stock may cause on incremental increase/decrease in net asset value per share due to the effect of issuing shares at amounts that differ from the prevailing net asset value at each issuance.

(4) Total annual returns are historical and assume reinvestments of all dividends and distributions at prices obtained under the Company's dividend reinvestment plan, and no sales charge.

(5) Total returns, ratios of net investment income/(loss), and ratios of gross expenses to average net assets for the years ended December 31, 2015, 2014, 2013 and the period ended December 31, 2012 prior to the effect of the Expense Support and Reimbursement Agreement were as follows: total return (1.76)%, 5.00%, 8.88%, and (4.00)% and ratio of net investment income/(loss): 6.54%, 4.51%, 2.04%, and (12.01)% and ratio of gross expenses to average net assets: 7.39%, 7.87%, 9.61%, and 27.22%, respectively.

(6) Annualized. The period from June 10, 2011 (inception) to April 16, 2012 is not presented as the Company had not commenced operations.

(7) Asset coverage per unit is the ratio of the carrying value of the Company's total consolidated assets for regulatory purposes, which includes the underlying fair value of net TRS, less all liabilities and indebtedness not represented by senior securities to the aggregate amount of Senior Securities representing indebtedness and the implied leverage on the TRS. Asset coverage per unit is expressed in terms of dollars per $1,000 of indebtedness. As of December 31, 2015, 2014, 2013 and the period ended December 31, 2012, the Company's Asset Coverage Per Unit including unfunded commitments was $2,318, $2,141, $5,480, and $2,189, respectively.

(8) Represents the impact of non-recurring fees over total investment income.

Note 15. Selected Quarterly Financial Data (unaudited)

	Quarter Ended			
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Total Investment Income	$ 23,853,088	$ 23,479,346	22,300,447	16,006,819
Total Investment Income per Common Share	0.29	0.31	0.33	0.27
Net Investment Income	13,980,254	11,508,990	12,111,932	8,899,327
Net Investment Income per Common Share	0.17	0.15	0.18	0.15
Net Realized and Unrealized Gain (Loss)	(31,161,585)	(28,007,718)	(542,566)	3,098,553
Net Realized and Unrealized Gain (Loss) per Common Share	(0.38)	(0.38)	(0.01)	0.05
Net Increase (Decrease) in Net Assets Resulting from Operations	(17,181,331)	(16,498,728)	11,569,366	11,997,880
Basic and Diluted Earnings (Loss) per Common Share	(0.21)	(0.22)	0.17	0.21
Net Asset Value per Common Share at End of Quarter	8.16	8.56	8.96	8.98

	Quarter Ended			
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Total Investment Income	$ 15,926,766	$12,054,651	$6,813,824	$4,596,214
Total Investment Income per Common Share	0.31	0.30	0.23	0.23
Net Investment Income	9,005,148	4,312,499	3,756,119	2,492,649
Net Investment Income per Common Share	0.18	0.11	0.13	0.12
Net Realized and Unrealized Gain (Loss)	(12,958,538)	2,010,264	3,479,210	1,954,899
Net Realized and Unrealized Gain (Loss) per Common Share	(0.25)	0.05	0.12	0.10
Net Increase (Decrease) in Net Assets Resulting from Operations	(3,953,390)	6,322,763	7,235,329	4,447,548
Basic and Diluted Earnings (Loss) per Common Share	(0.08)	0.16	0.25	0.22
Net Asset Value per Common Share at End of Quarter	8.97	9.22	9.25	9.20

	Quarter Ended			
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Total Investment Income	$3,393,010	$2,029,631	$1,526,284	$1,058,077
Total Investment Income per Common Share	0.25	0.26	0.30	0.33
Net Investment Income	2,029,585	1,625,608	1,154,119	534,233
Net Investment Income per Common Share	0.15	0.21	0.22	0.17
Net Realized and Unrealized Gain (Loss)	925,855	(181,452)	(664,116)	856,954
Net Realized and Unrealized Gain (Loss) per Common Share	0.07	(0.02)	(0.13)	0.27
Net Increase (Decrease) in Net Assets Resulting from Operations	2,955,440	1,444,156	490,003	1,391,187
Basic and Diluted Earnings (Loss) per Common Share	0.22	0.18	0.09	0.43
Net Asset Value per Common Share at End of Quarter	9.18	9.14	9.13	9.18

Note 16. Subsequent Events

Management has evaluated subsequent events through the date of issuance of the consolidated financial statements included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the consolidated financial statements as of and for the year ended December 31, 2015, except as disclosed below.

The Company issued common shares and received gross proceeds of approximately $26.1 million subsequent to December 31, 2015.

The Company extended the Expense Support Agreement from December 31, 2015 through March 31, 2016 subsequent to December 31, 2015.

Note 17. Tax Information (unaudited)

The Form 1099-DIV you receive will show the tax status of all distributions paid to your account in calendar year 2015. Shareholders are advised to consult their own tax advisor with respect to the tax consequences of their investment in the Company. As required by the Internal Revenue Code and/or regulations, shareholders must be notified regarding the status of capital gains dividends

Capital Gains Dividends

The Company hereby designates as a capital gain dividend with respect to the taxable year ended December 31, 2015, $441,052 or, if subsequently determined to be different, the amount included within the Company's 2015 tax filing.



SIERRA INCOME CORPORATION

Common Stock

69,000,000 Shares of Common Stock — Maximum Offering

PROSPECTUS

~~October 9, 2015~~
[   ], 2016

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to make any representations other than those contained in the prospectus and supplemental literature authorized by Sierra Income Corporation and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

PART C
Other Information

Item 25. Financial Statements And Exhibits

(1) *Financial Statements*

The following financial statements of Sierra Income Corporation are included in Part A of this Registration Statement.

INDEX TO FINANCIAL STATEMENTS

(2) *Exhibits*

(a)(1)	Articles of Incorporation of the Registrant(1)
(a)(2)	Articles of Amendment of the Registrant(1)
(a)(3)	Articles of Amendment and Restatement of the Registrant(3)
(a)(4)	Second Articles of Amendment and Restatement of the Registrant(6)
(b)	Form of Bylaws of the Registrant(1)
(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)
(e)	Amended and Restated Distribution Reinvestment Plan(8)
(g)(1)	Investment Advisory Agreement(5)
(h)(1)	Form of Dealer Manager Agreement(2)

(h)(2)	Form of Participating Broker-Dealer Agreement (Included as Exhibit A to the Form of Dealer Manager Agreement)(2)
(h)(3)	Form of Amended and Restated Dealer Manager Agreement~~)*~~(19)
(h)(4)	~~From~~Form of Participating Broker-Dealer Agreement (Included as Exhibit A to the Form of Amended and Restated Dealer Manager Agreement)~~*~~
(h)(5)	Form of Second Amended and Restated Dealer Manager Agreement*
(h)(6)	Form of Participating Broker-Dealer Agreement (Included as Exhibit A to the Form of Second Amended and Restated Dealer Manager Agreement)*
(j)	Custodian Agreement(2)
(k)(1)	Form of Administration Agreement(2)
(k)(2)	Form of License Agreement(5)
(k)(3)	Form of Escrow Agreement(4)
(k)(4)	Expense Support and Reimbursement Agreement(7)
(k)(5)	ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of August 27, 2013, by and between Arbor Funding LLC and Citibank, N.A.(9)
(k)(6)	Confirmation Letter Agreement, dated as of August 27, 2013, by and between Arbor Funding LLC and Citibank, N.A. (9)
(k)(7)	Confirmation Letter Agreement, dated as of March 21, 2014, by and between Arbor Funding LLC and Citibank, N.A. (10)
(k)(8)	Senior Secured Revolving Credit Agreement among the Company as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent, dated December 4, 2013. (11)
(k)(9)	Guarantee, Pledge and Security Agreement among the Company, the Subsidiary Guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent, dated December 4, 2013. (10)
(k)(10)	Control Agreement among the Company, ING Capital LLC, as collateral agent, and State Street Bank and Trust Company, as the Company's Custodian, dated December 4, 2013. (10)
(k)(11)	Loan Agreement, dated as of July 23, 2014, by and among Alpine Funding LLC, as company, JPMorgan Chase Bank, National Association, as administrative agent, the Financing Providers from time to time party thereto, SIC Advisors LLC, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto. (12)
(k)(12)	Sale and Contribution Agreement, dated as of July 23, 2014, by and between Sierra Income Corporation, as seller, and Alpine Funding LLC, as purchaser. (12)
(k)(13)	Portfolio Management Agreement, dated as of July 23, 2014, by and between Alpine Funding LLC, as borrower and SIC Advisors LLC, as portfolio manager. (12)
(k)(14)	Second Amended and Restated Confirmation Letter Agreement, dated as of July 23, 2014, by and between Arbor Funding LLC and Citibank, N.A. (12)
(k)(15)	Amendment No. 2 to the Senior Secured Revolving Credit Agreement, dated as of August 21, 2014, by and among the Company as borrower, SIC RT1 LLC, as Subsidiary Guarantor, the Lenders party thereto and ING Capital LLC, as Administrative Agent. (13)
(k)(16)	Amendment No. 3 to the Senior Secured Revolving Credit Agreement, dated as of August 21, 2014, by and among the Company as borrower, SIC RT1 LLC, as Subsidiary Guarantor, the Lenders party thereto and ING Capital LLC, as Administrative Agent. (14)

(k)(17)	Amendment No. 1 to the Loan Agreement, dated as of July 23, 2014, by and among Alpine Funding LLC, as borrower, JPMorgan Chase Bank, National Association, as administrative agent, the Financing Providers from time to time party thereto, SIC Advisors LLC, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto. (15)
(k)(18)	Limited Liability Company Operating Agreement of Sierra Senior Loan Strategy JV I LLC, dated March 27, 2015. (16)
(k)(19)	Third Amended and Restated Confirmation Letter Agreement, dated as of June 8, 2015, by and between Arbor Funding LLC and Citibank, N.A. (17)
(l)	Opinion of Sutherland Asbill & Brennan LLP(~~3~~20)
(n)(1)	Consent of Independent Registered Public Accounting Firm*
(n)(2)	Report of Ernst & Young LLP Regarding the Senior Security Table ~~(18)~~*
(r)	Code of Ethics(2)

---

* Filed herewith.

(1) Previously filed in connection with Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-175624), filed on November 3, 2011, and incorporated by reference herein.

(2) Previously filed in connection with Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2 (File No. 333-175624), filed on February 21, 2012, and incorporated by reference herein.

(3) Previously filed in connection with Pre-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-2 (File No. 333-175624), filed on March 12, 2012, and incorporated by reference herein.

(4) Previously filed in connection with Pre-Effective Amendment No. 5 to the Registrant's Registration Statement on Form N-2 (File No. 333-175624), filed on March 21, 2012, and incorporated by reference herein.

(5) Previously filed in connection with Pre-Effective Amendment No. 6 to the Registrant's Registration Statement on Form N-2 (File No. 333-175624), filed on April 10, 2012, and incorporated by reference herein.

(6) Previously filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on June 14, 2012, and incorporated by reference herein.

(7) Previously filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on July 20, 2012, and incorporated by reference herein.

(8) Previously filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed on September 26, 2012, and incorporated by reference herein.

(9) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on September 3, 2013, and incorporated by reference herein.

(10) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on March 27, 2014, and incorporated by reference herein.

(11) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on December 9, 2013, and incorporated by reference herein.

(12) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on July 23, 2014, and incorporated by reference herein.

(13) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on August 22, 2014, and incorporated by reference herein.

(14) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on November 25, 2014, and incorporated by reference herein.

(15) Previously filed as an exhibit to Registrant's Current Report on Form 8-K filed on February 10, 2015, and incorporated by reference herein.

(16) Previously filed as an exhibit to Registrant's Current Report on Form 8-K filed on March 30, 2015, and incorporated by reference herein.

(17) Previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on June 9, 2015, and incorporated by reference herein.

(18) Previously filed in connection with Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-2 (File No. 333-175624), filed on April 13, 2015, and incorporated by reference herein.

(19) Previously filed in connection with Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-2 (File No. 333-200595), filed on September 24, 2015, and incorporated by reference herein.

(20) Previously filed in connection with Pre-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-2 (File No. 333-200595), filed on October 6, 2015, and incorporated by reference herein.

Item 26. Marketing Arrangements

The information contained under the heading "Plan of Distribution" in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

Non-Cash/Training and Education	$	~~800~~550,000
SEC registration fee	$	80,178
FINRA filing fee	$	104,000
Legal	$	~~5~~300,000
Printing	$	~~2,5~~996,~~197~~170
Accounting	$	144,000
Blue Sky Expenses	$	250,000
Advertising and Sales	$~~1,834,375~~998,402	
Literature.	$	—
Due Diligence	$	~~35~~200,000
Transfer Agent and Escrow Agent	$	1,~~966~~000,250
Total	$	~~8,625~~4,623,000

Item 28. Persons Controlled By Or Under Common Control

Immediately prior to the commencement of this offering, SIC Advisors LLC, a Delaware limited liability company, owned 100% of the outstanding common stock of the Registrant. Following the completion of this offering, SIC Advisors LLC's share ownership is expected to represent less than 1% of the Registrant's outstanding common stock.

See "Management of the Company," "Certain Relationships and Related Party Transactions" and "Control Persons and Principal Holders of Securities" in the Prospectus contained herein.

Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant's common stock at ~~September 17[   ]~~May 5, 201~~5~~6.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	~~[ ]~~19,277

Item 30. Indemnification

The information contained under the heading "Description of our Capital Stock" is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31. Business and Other Connections Of Advisor

A description of any other business, profession, vocation or employment of a substantial nature in which SIC Advisors, and each managing director, director or executive officer of SIC Advisors, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled "The Advisor." Additional information regarding SIC Advisors and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-73077), and is incorporated herein by reference.

Item 32. Location Of Accounts And Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1) the Registrant;

(2) the Transfer Agent;

(3) the Custodian;

(4) the Investment Advisor; and

(5) the Administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the

effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial *bona fide* offering thereof;

(4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C 17 CFR 230.430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act 17 CFR 230.497(b), (c), (d) or (e) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act 17 CFR 230.430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. *Provided, however,* that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act 17 CFR 230.497;

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this P~~re~~ost-Effective Amendment No. ~~3~~1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the ~~23rd[ ]~~6th day of ~~September[ ]~~May, 201~~5~~6.

Sierra Income Corporation

By: /s/ Seth Taube
Name: Seth Taube
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this P~~re~~ost-Effective Amendment No. ~~3~~1 to the Registration Statement has been signed by the following persons in the capacities set forth below on the ~~23rd[ ]~~6th day of ~~September[ ]~~May, 201~~5~~6. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title	Date
/s/ Seth Taube Seth Taube	Chairman of the Board and Chief Executive Officer *(Principal Executive Officer)*	~~September 23 [ ]~~May 6, 2016
/s/ Brook Taube Brook Taube	Director	~~September 23, 2015 [ ]~~May 6, 2016
/s/ Richard T. Allorto, Jr. Richard T. Allorto, Jr.	Chief Financial Officer, Treasurer and Secretary *(Principal Financial and Accounting Officer)*	~~September 2 [ ], 2016 3, 2015 [ ]~~May 6, 2016
* Oliver T. Kane	Director	~~September 23, 2015 [ ]~~May 6, 2016
* Valerie Lancaster-Beal	Director	~~September [ ], 2016 23, 2015 [ ]~~May 6, 2016
* Stephen R. Byers	Director	~~September [ ], 2016 23, 2015 [ ]~~May 6, 2016

* Signed by Richard T. Allorto, Jr., pursuant to a power of attorney signed by the Director and filed as part of the registration statement filed on November 25, 2014.

SECOND AMENDED AND RESTATED DEALER MANAGER AGREEMENT

Sierra Income Corporation

[, 2016

SC Distributors, LLC
610 Newport Center Drive, Suite 350
Newport Beach, CA 92660

Ladies and Gentlemen:

This Second Amended and Restated Dealer Manager Agreement (this "Agreement") amends, restates and replaces in full that certain Amended and Restated Dealer Manager Agreement dated October 9, 2015, by and between Sierra Income Corporation, a Maryland corporation (the "Company") that elected to be treated as a business development company (a "BDC") under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (collectively, the "Investment Company Act") and SC Distributors, LLC, a Delaware limited liability company (the "Dealer Manager").

The Company filed one or more registration statements with the U.S. Securities and Exchange Commission (the "SEC") that are listed on Schedule 1 to this Agreement (each, a "Registration Statement"), which Schedule 1 may be amended from time to time with the written consent of the Company and the Dealer Manager. In this Agreement, unless explicitly stated otherwise, "the Registration Statement" means, at any given time, each of the Registration Statements listed on Schedule 1, as such Schedule 1 may be amended from time to time, as each such Registration Statement is finally amended and revised at the effective date of the Registration Statement (including the effective date of any post-effective amendment thereto). For the avoidance of doubt, the term "Registration Statement" shall include any follow-on registration statement that may be filed in the future for the purpose of increasing the aggregate offering amount to 300,000,000 shares of Common Stock (as defined herein).

Each Registration Statement shall register an ongoing offering (each, an "Offering") of shares (the "Offered Shares") of the Company's common stock, at $0.001 par value per share (the "Common Stock"). In this Agreement, unless explicitly stated otherwise, the "Offering" means each Offering covered by a Registration Statement and "Offered Shares" means the shares being offered in the Offering.

The Offering is and shall be comprised of a maximum amount of Offered Shares set forth in the Prospectus (as defined in Section 1.1(a) below) that will be issued and sold to the public at the public offering prices per share set forth in the Prospectus. In connection with the Offering, the minimum purchase by any one person shall be as set forth in the Prospectus (except as otherwise indicated in any letter or memorandum from the Company to the Dealer Manager). In this Agreement, unless explicitly stated otherwise, the "Prospectus" means, at any given time, each Prospectus contained in a Registration Statement.

In this Agreement, unless explicitly stated otherwise, any references to the Registration Statement, the Offering, the Offered Shares, the Offering Period (as defined in Section 10.1 below) or the Prospectus with respect to each other shall mean only those that are all related to the same Registration Statement.

The Offered Shares are to be issued and sold to the public on a "best efforts" basis through: (a) the Dealer Manager, as the exclusive managing dealer; and (b) other broker-dealers retained by the Dealer Manager, at its sole discretion, to participate in an Offering and that has entered into, or will enter into, a Participating Broker-Dealer Agreement in connection with each Offering covered by the Registration Statements listed on Schedule 1 in the form attached to this Agreement as Exhibit A, (the "Participating Dealers") at the public offering price per share set forth in a Prospectus (subject in certain circumstances to discounts based upon the volume of shares purchased and for certain categories of purchasers), or at such higher price as necessary to ensure that the Offered Shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below the Company's net asset value per share. In the event of a material decline in the Company's net asset value per share, which is considered to be a 5% decrease below the net offering price then in effect, and subject to certain conditions, the offering price will be reduced accordingly.

The Company is externally advised by SIC Advisors LLC, a Delaware limited liability company (the "Advisor") pursuant to the investment advisory agreement entered into between the Company and the Advisor (the "Advisory Agreement"), substantially in the form included as an exhibit to the Registration Statement (as defined in Section 1.1 below).

The Company entered into an administration agreement (the "Administration Agreement") with an affiliate of the Advisor.

The Company hereby appoints the Dealer Manager as its exclusive agent and managing dealer for the Offering, to solicit, and to cause Participating Dealers to solicit, purchasers of the Offered Shares at the purchase price and upon the terms and subject to the conditions set forth in the Prospectus, and the Dealer Manager hereby accepts such engagement and agrees to use its best efforts to procure purchasers of the Offered Shares during the Offering Period.

1. Representations and Warranties of the Company.

The Company and the Advisor hereby jointly and severally represent, warrant and agree to the Dealer Manager and each Participating Dealer, as of the date hereof and at all times during the Offering Period (provided that, to the extent such representations and warranties are given as of a specified date or dates, the Company and Advisor make such representations and warranties only as of such date or dates) as follows:

1.1 Compliance with Registration Requirements.

(a) A Registration Statement, including a preliminary prospectus, for the registration of the Offered Shares has been prepared by the Company and filed with the SEC in accordance with applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the applicable rules and regulations promulgated thereunder (the "Securities Act Regulations"). The Company has prepared and filed such amendments thereto, if any, and such amended preliminary prospectuses, if any, as may have been required by the SEC through the date hereof and will file such additional amendments and supplements thereto as may hereafter be required. The term "Effective Date" means the applicable date upon which the Registration Statement or any post-effective amendment thereto is or was first declared effective by the SEC; the term "Prospectus" means the prospectus, as amended or supplemented, on file with the SEC at the Effective Date of the Registration Statement (including financial statements, exhibits and all other documents related thereto filed as a part thereof or incorporated therein); provided, however, that if the Prospectus is amended or supplemented after the Effective Date, then the term "Prospectus" shall refer to the Prospectus as amended or supplemented to date, and if the Prospectus filed by the Company pursuant to Rule 497 of the Securities Act Regulations shall differ from the Prospectus on file with the SEC at the Effective Date, the term "Prospectus" shall refer to the Prospectus filed pursuant to Rule 497 of the Securities Act Regulations from and after the date on which it shall have been filed with the SEC; and the term "Filing Date" means the applicable date upon which the initial Prospectus or any amendment or supplement thereto is filed with the SEC. As of the date hereof, the SEC has not issued any stop order suspending the effectiveness of the Registration Statement and no proceedings for that purpose have been instituted or are pending before or threatened by the SEC under the Securities Act. As of the date hereof, no jurisdiction in which the Offered Shares have been or will be offered or sold has issued any notification with respect to the suspension of the qualification of the Offered Shares for sale in such jurisdiction and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, threatened. The Company is in compliance in all material respects with all federal and state securities laws, rules and regulations applicable to it and its activities, including, without limitation, with respect to the Offering and the sale of the Offered Shares.

(b) No documents filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are or shall be incorporated or deemed to be incorporated by reference in the Registration Statement, the Prospectus and/or preliminary prospectus.

2

(c) The Registration Statement and the Prospectus have complied, and will comply, as of the applicable Effective Date or Filing Date, as the case may be, and, during the term of this Agreement, in all material respects with the Securities Act and the Securities Act Regulations, and the sections of the Investment Company Act applicable to business development companies; the Registration Statement, as of the applicable Effective Date, does not, and any amendments thereto will not, in each case as of the applicable Effective Date, contain an untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Prospectus, as of the applicable Filing Date, does not, and any amendment or supplement thereto will not, as of the applicable Filing Date, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no warranty or representation with respect to any statement contained in the Registration Statement or the Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information furnished in writing to the Company by the Dealer Manager or any Participating Dealer expressly for use in the Registration Statement or the Prospectus, or any amendments or supplements thereto. There has not been (i) any request by the Commission for any further amendment to the Registration Statement or the Prospectus or for any additional information, (ii) any issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or, to the Company's knowledge, threat of any proceeding for that purpose, or (iii) any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or any initiation or, to the Company's knowledge, threat of any proceeding for such purpose.

1.2 Good Standing of the Company.

(a) The Company is a corporation duly organized and validly existing under the laws of the State of Maryland and is in good standing with the State Department of Assessments and Taxation of Maryland, with full power and authority to conduct its business as described in the Registration Statement and the Prospectus and to enter into this Agreement and to perform the transactions contemplated hereby and carry out its obligations hereunder. This Agreement is duly and validly authorized, executed and delivered by or on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement by the Dealer Manager, constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, and by general equitable principles relating to the availability of remedies, and except to the extent that the enforceability of the indemnity provisions and the contribution provisions contained in Sections 8 and 9 of this Agreement, respectively, may be limited under applicable securities laws.

(b) The Company and, to the knowledge of the Company, each of the Advisor and the Administrator, has qualified to do business and is in good standing in every jurisdiction in which the conduct of its business, as described in the Prospectus, requires such qualification, except where the failure to do so would not result in a material adverse effect on the condition, financial or otherwise, results of operations or cash flows of the Company taken as a whole (a "Material Adverse Effect").

1.3 Authorization and Description of Securities. The issuance and sale of the Offered Shares have been duly authorized by the Company, and, when issued and duly delivered against payment therefor as contemplated by this Agreement, the Offered Shares will be validly issued, fully paid and non-assessable, free and clear of any pledge, lien, encumbrance, security interest or other claim, and the issuance and sale of the Offered Shares by the Company are not subject to preemptive or other similar rights arising by operation of law, under the charter or bylaws of the Company or under any agreement to which the Company is a party or otherwise. The Offered Shares conform in all material respects to the description of the Common Stock contained in the Registration Statement and the Prospectus. The authorized, issued and outstanding shares of Common Stock as of the date hereof are as set forth in the Prospectus under the caption "Description of our Capital Stock." All offers and sales of the Common Stock prior to the date hereof were at all relevant times duly registered under the Securities Act or were exempt from the registration requirements of the Securities Act and were duly registered or the subject of an available exemption from the registration requirements of the applicable state securities or blue sky laws.

1.4 Absence of Defaults and Conflicts.

(a) The Company and its Subsidiaries are not in violation of its charter or its bylaws, and the execution and delivery of this Agreement and the performance of this Agreement, the issuance, sale and delivery of the Offered Shares, the consummation of the transactions herein contemplated and compliance with the terms hereof do not and will not conflict with or violate the terms of or constitute or result in a breach of or default under: (i) its (or any of its Subsidiaries') charter, bylaws or other organizational documents, as the case may be; or (ii) any indenture, mortgage, deed of trust, lease, note or other material agreement or instrument to which the Company or any of its Subsidiaries is a party or to which any of their properties are bound; or (iii) any law, rule or regulation applicable to the Company or any of its Subsidiaries or any of their properties; or (iv) any writ, injunction or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its Subsidiaries or any of their properties except, in the cases of clauses (ii), (iii) and (iv), for such violations or defaults that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(b) To the knowledge of the Company, the Advisor is not in violation of its Certificate of Formation, limited liability company agreement and other organizational and operating documents, and the execution, delivery and performance of the Advisory Agreement, the consummation of the transactions therein contemplated and compliance with the terms thereof do not and will not conflict with or violate the terms of or constitute or result in a breach of or default under: (i) its Certificate of Formation; or (ii) its limited liability company agreement; or (iii) any indenture, mortgage, deed of trust, lease, note or other agreement or instrument to which the Advisor or any of its subsidiaries is a party or to which the Advisor or any of its subsidiaries or any of their properties is bound; or (iv) any law, rule or regulation applicable to the Advisor; or (v) any writ, injunction or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Advisor or its assets except, in the cases of clauses (ii), (iii), (iv) and (v), for such violations or defaults that, individually or in the aggregate, could not reasonably be expected to result in (a) a material adverse effect on the condition, financial or otherwise, earnings, business affairs or business prospects of the Advisor or (b) a Material Adverse Effect. To the knowledge of the Company, no consent, approval, authorization or order of any court or other governmental agency or body has been or is required for the performance of the Advisory Agreement by the Advisor.

1.5 <u>Advisor, Advisory Agreement and Administrator; Administration Agreement</u>.

(a) The Advisor is a limited liability company duly formed and validly existing under the laws of the State of Delaware, with all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder. The Administrator is a limited liability company duly formed and validly existing under the laws of the State of Delaware.

(b) Each of this Agreement, the Advisory Agreement and the Administration Agreement is duly and validly authorized, executed and delivered by or on behalf of the Advisor or the Administrator, as the case may be, and constitutes a valid and binding agreement of the Advisor or the Administrator, as the case may be, enforceable in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws of the United States, any state or any political subdivision thereof which affect creditors' rights generally or by equitable principles relating to the availability of remedies or except to the extent that the enforceability of the indemnity and contribution provisions contained in this Agreement may be limited under applicable securities laws).

(c) The execution and delivery of each of this Agreement, the Advisory Agreement and Administration Agreement and the performance thereunder by the Advisor or the Administrator, as the case may be, do not and will not (i) conflict with, or result in a breach of any of the terms and provisions of, or constitute a default under: (1) the Advisor's or the Administrator's respective limited liability company agreement, or other organizational documents, or (2) any indenture, mortgage, deed of trust, voting trust agreement, note, lease or other agreement or instrument to which the Advisor or the Administrator is a party or by which the Advisor or the Administrator or any of their respective assets is bound except, for purposes of this clause (2) only, for such conflicts, breaches or defaults that could not reasonably be expected to have or result in, individually or in the aggregate, (A) a material adverse effect on the condition, financial or otherwise, earnings, business affairs or business prospects of the Advisor or the Administrator, or (B) a Material Adverse Effect; or (ii) result in and could not reasonably be expected to result in, individually or in the aggregate, in any material respect any conflict with, breach of, or default under, any statute, rule or regulation or order of any court or other governmental agency or body having jurisdiction over the Advisor or the Administrator or any of their respective assets. No consent, approval, authorization or order of any court or other governmental agency or body has been or is required for the performance of the Advisory Agreement by the Advisor or the Administration Agreement by the Administrator except (i) such as have been already obtained under the Securities Act or the Investment Company Act or (ii) as may be required under state securities laws. The Advisor and the Administrator are not in violation of their respective limited liability company agreements or other organizational documents.

(d) There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Advisor, threatened against or affecting the Advisor, or to the knowledge of the Administrator, threatened against or affecting the Administrator.

(e) The Advisor and the Administrator possess such certificates, authorities or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct the business now operated by it, other than those the failure to possess or own would not have or result in, individually or in the aggregate, (A) a material adverse effect on the condition, financial or otherwise, earnings, business affairs or business prospects of the Advisor or the Administrator, as the case may be, (B) a Material Adverse Effect, or (C) a material adverse effect on the performance of the services under the Advisory Agreement by the Advisor or the Administration Agreement by the Administrator, and the Advisor and the Administrator have not received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit.

1.6 <u>No Registration as an Investment Company</u>. The Company is not, and neither the offer or sale of the Offered Shares nor any activities of the Company will cause the Company to be, a "registered management investment company" as that term is used in the Investment Company Act.

1.7 <u>Absence of Further Requirements</u>. No filing with, or consent, approval, authorization, license, registration, qualification, order or decree of any court, governmental authority or agency has been or is required for the performance by the Company or any of its Subsidiaries of their respective obligations under this Agreement or for the consummation by the Company of any of the transactions contemplated hereby, or in connection with the issuance and sale by the Company of the Offered Shares, except as may be required or have been obtained under the Securities Act, the Exchange Act, the rules of the Financial Industry Regulatory Authority, Inc. ("<u>FINRA</u>"), state securities laws or other laws of states in which the Company is, or is required to be, qualified to transact business in such states or as may be required by subsequent events which may occur, or where the failure to obtain such consent, approval, authorization, license, registration, qualification, order or decree of any court, governmental authority or agency would not reasonably be expected to result in a Material Adverse Effect.

1.8 <u>Legal Proceedings</u>. Unless otherwise described in the Prospectus, there are no actions, suits or proceedings against, or inquiries or investigations of, the Company or its Subsidiaries (each a "<u>Legal Proceeding</u>") pending or, to the knowledge of the Company, threatened, before any court, arbitrator, administrative agency or other tribunal (a) asserting the invalidity of this Agreement, (b) seeking to prevent the issuance of the Offered Shares or the consummation of any of the transactions contemplated by this Agreement, (c) that might materially and adversely affect the performance by the Company and its Subsidiaries, considered as one enterprise, of its obligations under, or the validity or enforceability of, this Agreement, or the Offered Shares, (d) which could reasonably be expected to result in a Material Adverse Effect, or (e) seeking to affect adversely the federal income tax attributes of the Offered Shares. To the knowledge of the Company, there is no Legal Proceeding before or brought by any court, arbitrator, governmental agency, administrative agency or other tribunal, domestic or foreign, now pending, or, to the knowledge of the Company, threatened against or affecting the Advisor. The Company promptly will give notice to the Dealer Manager of the occurrence of any action, suit, proceeding or investigation of the type referred to above arising or occurring at any time during the Offering Period

1.9 <u>Financial Statements</u>. The financial statements of the Company included in the Registration Statement and the Prospectus, together with the related notes, present fairly the consolidated financial position of the Company and its Subsidiaries, as of and at the dates specified, and the results of their operations and cash flows for the periods specified in conformity with generally accepted accounting principles applied on a consistent basis and in conformity with Regulation S-X of the SEC. No other financial statements or schedules are required to be included in the Registration Statement, the Prospectus or any preliminary prospectus.

1.10 [Reserved.]

1.11 <u>Independent Registered Public Accounting Firm</u>. The independent accounting firm that has audited and certified any financial statements included or to be included in the Registration Statement or the Prospectus or any amendments or supplements thereto, shall be, as of the applicable Effective Date or Filing Date, and shall have been during the periods covered by their report included in the Registration Statement or the Prospectus or any amendments or supplements thereto, an independent registered public accounting firm within the meaning of the Securities Act and the Securities Act Regulations. Such accounting firm(s) have not been engaged by the Company to perform any "prohibited activities" (as defined in Section 10A of the Exchange Act).

1.12 <u>No Material Adverse Change in Business</u>. Since the respective dates as of which information is provided in the Registration Statement and the Prospectus or any amendments or supplements thereto, except as otherwise stated therein, (a) there has been no material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the Company, whether or not arising in the ordinary course of business, and (b) there have been no transactions entered into by the Company that could reasonably be expected to result in a Material Adverse Effect.

1.13 <u>Material Agreements</u>. There are no contracts or other documents required by the Securities Act or the Securities Act Regulations to be described in or incorporated by reference into the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement which have not been accurately described in all material respects in the Prospectus or incorporated or filed as required. Each document incorporated by reference into the Registration Statement or the Prospectus complied, as of the date filed, in all material respects with the requirements as to form of the Exchange Act and the rules and regulations promulgated thereunder (the "<u>Exchange Act Regulations</u>").

1.14 <u>Reporting and Accounting Controls</u>. Each of the Company and its Subsidiaries has implemented controls and other procedures that are designed to ensure that information required to be disclosed by the Company in supplements to the Prospectus and amendments to the Registration Statement under the Securities Act and the Securities Act Regulations, the reports that it files or submits under the Exchange Act and the Exchange Act Regulations and the reports and filings that it is required to make under the applicable state securities laws in connection with the Offering are recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and is accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure; and the Company and its Subsidiaries makes and keeps books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries. Each of the Company and its Subsidiaries maintains a system of internal accounting and other controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management's general or specific authorization; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (c) access to assets is permitted only in accordance with management's general or specific authorization; and (d) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. To the knowledge of the Company, none of the Company, its Subsidiaries or the Advisor, nor any of their respective employees or agents, has made any payment of funds of the Company, its Subsidiaries or the Advisor, as the case may be, or received or retained any funds, and no funds of the Company or its Subsidiaries, as the case may be, have been set aside to be used for any payment, in each case in material violation of any law, rule or regulation applicable to the Company. Except as described in the Registration Statement, since the end of the Company's most recent audited fiscal year, there has been (A) no material weakness in the Company's internal control over financial reporting (whether or not remediated), and (B) no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

1.15 <u>Material Relationships</u>. No relationship, direct or indirect, exists between or among the Company on the one hand, and the directors, officers, security holders of the Company, or their respective affiliates, on the other hand, which is required to be described in the Prospectus and which is not so described.

1.16 <u>Possession of Licenses and Permits</u>. The Company and its Subsidiaries possess such permits, licenses, certificates, approvals, consents and other authorizations (collectively, "<u>Governmental Licenses</u>") issued by the appropriate federal, state, local and foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure to obtain such Governmental Licenses, singly or in the aggregate, would not have a Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms and condition of all such Governmental Licenses, except where the failure to so comply would not, singly or in the aggregate, result in a Material Adverse Effect, and all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses to be in full force and effect would not result in a Material Adverse Effect. As of the date hereof, none of the Company or its Subsidiaries have received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect. To the knowledge of the Company, the Advisor possesses such Governmental Licenses issued by the appropriate federal, state, local and foreign regulatory agencies or bodies necessary to conduct the business now operated by it, except where the failure to obtain such Governmental Licenses, singly or in the aggregate, would not result in (a) a material adverse effect on the condition, financial or otherwise, earnings, business affairs or business prospects of the Advisor, (b) a Material Adverse Effect or (c) a material adverse effect on the performance of the services under the Advisory Agreement by the Advisor. To the knowledge of the Company, the Advisor has not received any notice of proceedings relating to the revocation or modification of any such Governmental License.

1.17 <u>Subsidiaries</u>. Each "significant subsidiary," if any, of the Company (as such term is defined in Rule 1-02 of Regulation S-X) and each other entity in which the Company holds a direct or indirect ownership interest that is material to the Company (each a "<u>Subsidiary</u>" and, collectively, the "<u>Subsidiaries</u>") has been duly organized or formed and is validly existing as a corporation, partnership, limited liability company or similar entity in good standing under the laws of the jurisdiction of its incorporation or organization, has power and authority to conduct its business as described in the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, except where the failure to be so qualified would not reasonably be expected to result in a Material Adverse Effect. The only direct Subsidiaries of the Company as of the date of the Registration Statement or the most recent amendment to the Registration Statement, as applicable, are the Subsidiaries described or identified in the Registration Statement or such amendment to the Registration Statement.

1.18 <u>Possession of Intellectual Property</u>. The Company and its Subsidiaries own or possess, have the right to use or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "<u>Intellectual Property</u>") necessary to carry on the business now operated by the Company and its Subsidiaries, respectively, except where the failure to have such ownership or possession would not, singly or in the aggregate, result in a Material Adverse Effect. Unless otherwise disclosed in the Prospectus, none of the Company or its Subsidiaries has received any notice or is otherwise aware of any infringement of, or conflict with, asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company and/or its Subsidiaries, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would result in a Material Adverse Effect.

1.19 <u>Advertising and Sales Materials</u>. All advertising and supplemental sales literature prepared or approved by the Company, whether designated solely for "broker-dealer use only" or otherwise and regardless of how labeled or described, to be used in connection with the Offering that has been, or hereafter is, delivered by the Company or the Dealer Manager in connection with the Offering (the "<u>Authorized Sales Materials</u>") do not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Furthermore, all such Authorized Sales Materials shall be filed with, and will have received all required regulatory approval, which may include, but is not limited to approval from all appropriate securities agencies and bodies, provided that the Dealer Manager will make all FINRA filings, to the extent required. The Company is responsible for the content of all Authorized Sales Materials.

1.20 <u>Compliance with Privacy Laws and the USA PATRIOT Act</u>. The Company complies in all material respects with applicable privacy provisions of the Gramm-Leach-Bliley Act of 1999 (the "GLB Act") and applicable provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA PATRIOT Act) of 2001, as amended (the "USA PATRIOT Act").

     1.21 Business Development Company.

     (a) The terms of the Advisory Agreement and the Administration Agreement, including compensation terms comply in all material respects with all applicable provisions of the Investment Company Act and the Investment Advisers Act of 1940, as amended, and the rules and regulations thereunder (collectively, the "Advisers Act").

     (b) No Person is serving or acting as an officer, director or investment adviser of the Company, except in accordance with the provisions of the Investment Company Act and the Advisers Act and the applicable published rules and regulations thereunder.

     (c) The provisions of the corporate charter and bylaws of the Company and the investment objectives, policies and restrictions described in the Prospectus are and will be consistent in all material respects with the requirements of the Investment Company Act applicable to a BDC.

     (d) The approval of the Advisory Agreement by each of the board of directors and the initial stockholders of the Company has been made in accordance with the requirements of Section 15 of the Investment Company Act applicable to companies that have elected to be regulated as BDCs under the Investment Company Act.

     1.22 Registration Rights. There are no persons, other than the Company, with registration or other similar rights to have any securities of the Company or its Subsidiaries registered pursuant to the Registration Statement or otherwise registered by the Company under the Securities Act, or included in the Offering contemplated hereby.

     1.23 Taxes. Any taxes, fees and other governmental charges in connection with the execution and delivery of this Agreement or the execution, delivery and sale of the Offered Shares have been, or will be, paid when due. The Company has filed, or will file, all federal, state and foreign income tax returns that have been, or will be, required to be filed on or before the due date (taking into account all extensions of time to file), and has paid or provided for the payment of all taxes indicated by such returns and all assessments received by the Company and each of its Subsidiaries to the extent that such taxes or assessments have become due, except where the Company is contesting such assessments in good faith and such amounts are held in reserve by the Company.

     1.24 Authorized Use of Trademarks. Any required consent and authorization has been obtained for the use of any trademark or service mark in any advertising and supplemental sales literature or other materials delivered by the Company to the Dealer Manager or approved by the Company for use by the Dealer Manager (and any Participating Dealer) and, to the Company's knowledge, the use of any trademark or service mark in such literature or other materials does not constitute the unlicensed use of intellectual property.

     1.25 Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

     1.26 No Fiduciary Duty. The Company acknowledges and agrees that: (a) the Dealer Manager is acting solely in the capacity of an arm's length contractual counterparty to it with respect to the Offering of the Offered Shares (including in connection with determining the terms of the Offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person; (b) the Dealer Manager is not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction; (c) the Company shall consult with each of their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Dealer Manager shall have no responsibility or liability to the Company with respect thereto; and (d) any review by the Dealer Manager of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of Dealer Manager and shall not be on behalf of the Company. Under no circumstances will the Dealer Manager be obligated to underwrite or purchase any Offered Shares for its own account and, in soliciting purchasers of the Offered Shares, the Dealer Manager shall act solely as the Company's agent and not as an underwriter or principal.

2. Covenants of the Company and the Advisor. The Company and the Advisor hereby jointly and severally covenant and agree that:

2.1 Compliance with Securities Laws and Regulations. The Company will: (a) use commercially reasonable efforts to cause the Registration Statement and any subsequent amendments thereto to become effective as promptly as possible; (b) promptly furnish the Dealer Manager with a copy of (i) any comments or requests for additional or supplemental information from the SEC or any state securities administrator and (ii) any proposed post-effective amendment to the Registration Statement or any proposed amendment or supplement to the Prospectus; and (iii) the time and date that any post-effective amendment to the Registration Statement becomes effective; (c) timely file every amendment or supplement to the Registration Statement or the Prospectus that may be required by the SEC or under the Securities Act; and (d) if at any time the SEC shall issue any stop order or any other order preventing or suspending the effectiveness of the Registration Statement or the use of the Prospectus, or shall institute any proceeding for that purpose, then, the Company will promptly notify the Dealer Manager and, to the extent the board of directors of the Company, including a majority of the independent directors, determines that such action is in the best interest of the Company, (y) use its commercially reasonable efforts to prevent the issuance of any such order, and (z) if any such order is issued, to obtain the lifting or removal of such order as promptly as possible. Prior to amending or supplementing the Registration Statement, any preliminary prospectus or the Prospectus (including any amendment or supplement through incorporation of any report filed under the Exchange Act), the Company shall furnish to the Dealer Manager for its review, a reasonable period of time prior to the propose time of filing or use thereof, a copy of each such proposed amendment or supplement.

2.2 Business Development Company. The Company filed a Form N-54A – Notification of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940 filed Pursuant to Section 54(a) of the Act (the "Notification of Election") with the Commission, pursuant to which the Company elected to be treated as a BDC. Except as otherwise provided for in this Agreement, the Company will not withdraw such Notification of Election or take any action to cause the Commission to order such Notification of Election to be withdrawn. Such Notification of Election, when filed with the Commission (i) contained all statements required to be stated therein in accordance with, and complied in all material respects with the requirements of, the Investment Company Act and (ii) did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading. The Company will use its best efforts to maintain its status as a BDC; provided, however, the Company may change the nature of its business so as to cease to be, or to withdraw its election as a BDC, in compliance with the requirements of Section 58 of the Investment Company Act.

2.3 Investment Advisor. The Advisor is registered as an investment adviser under the Advisers Act and is not prohibited by the Advisers Act or the Investment Company Act from acting under the Advisory Agreement for the Company as contemplated by the Prospectus. There does not exist any proceeding or, to the Advisor's knowledge, any facts or circumstances the existence of which could lead to any proceeding which might adversely affect the registration of the Advisor with the Commission.

2.4 Subchapter M. The Company has qualified and elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and will use its best efforts to maintain such qualification and election in effect for each full fiscal year during which it is a BDC under the Investment Company Act; provided that, at the discretion of the Company's board of directors, it may elect not to be so treated.

2.5 Delivery of Registration Statement, Prospectus and Sales Materials. The Company will, at no expense to the Dealer Manager, furnish the Dealer Manager with such number of printed copies of the Registration Statement, including all amendments and exhibits thereto, as the Dealer Manager may reasonably request. The Company will similarly furnish to the Dealer Manager and others designated by the Dealer Manager as many copies as the Dealer Manager may reasonably request in connection with the Offering of: (a) the Prospectus in final form and every supplement to, or amended, Prospectus; and (b) the Authorized Sales Materials.

2.6 <u>Blue Sky Qualifications</u>. The Company will use its commercially reasonable efforts to qualify the Offered Shares for offering and sale under, or to establish the exemption of the offering and sale of the Offered Shares from qualification or registration under, the applicable state securities or "blue sky" laws of each of the 50 states, the District of Columbia and Puerto Rico (such jurisdictions in which qualifications or exemptions for the offer and sale of the Offered Shares are in effect as of a relevant date are referred to herein as the "<u>Qualified Jurisdictions</u>"), to file such documents and furnish such information as may be reasonably required for that purpose, and to maintain such qualifications or exemptions in effect throughout the Offering. In connection therewith, the Company will prepare and file all such post-sales filings or reports as may be required by the securities regulatory authorities in the Qualified Jurisdictions in which the Offered Shares have been sold, provided that the Dealer Manager shall provide the Company with any information required for such filings or reports that is solely in the Dealer Manager's possession and is reasonably requested by the Company. The Company will furnish to the Dealer Manager a blue sky memorandum, prepared and updated from time to time by counsel to the Company, naming the Qualified Jurisdictions, which shall be true and correct in all respects, and which the Dealer Manager shall rely upon in making offers and sales in such Qualified Jurisdictions. The Company will, at the Dealer Manager's request, furnish the Dealer Manager with a copy of such documents and information filed by the Company in connection with such qualifications and exemptions. The Company will notify the Dealer Manager promptly following a change in the status of the qualification or exemption of the Offered Shares in any jurisdiction in any respect, including any stop order preventing or suspending the use of the Prospectus or of the institution of any proceedings for that purpose, and will use its commercially reasonable efforts to prevent the issuance of any such order, and if any such order is issued, to obtain the lifting or removal of such order as promptly as possible. The Company will file and obtain clearance of the Authorized Sales Material to the extent required by applicable Securities Act Regulations and state securities laws.

2.7 <u>Material Disclosures</u>. If at any time when a Prospectus is required to be delivered under the Securities Act any event occurs, or the Company receives notice from the Dealer Manager that it believes such an event has occurred, as a result of which the Prospectus or any Authorized Sales Materials would include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Registration Statement or supplement the Prospectus to comply with the Securities Act, then the Company will promptly notify the Dealer Manager thereof (unless the information shall have been received from the Dealer Manager), and the Company will prepare and file with the SEC an amendment or supplement that will correct such statement or omission or effect such compliance to the extent required, and shall make available to the Dealer Manager sufficient copies thereof for its own use and/or distribution to the Participating Dealers. The Dealer Manager and the Participating Dealers, each in their reasonable discretion, shall suspend the offering and sale of the Offered Shares in accordance with Section 4.11 hereof until such time as the Company, in its sole discretion (a) has prepared and filed any such required amendment or supplement or otherwise effected compliance with the Securities Act and (b) instructs the Dealer Manager to resume the offering and sale of the Offered Shares.

2.8 <u>Reporting</u>. The Company will comply with the requirements of the Exchange Act relating to the Company's obligation to file and, as applicable, deliver to its stockholders periodic reports including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

2.9 <u>No Manipulation of Market for Securities</u>. The Company will not take, directly or indirectly, any action designed to cause or to result in, or that might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares in violation of federal or state securities laws.

2.10 <u>Use of Proceeds</u>. The Company will apply the proceeds from the sale of the Offered Shares as stated in the Prospectus in all material respects.

2.11 <u>Transfer Agent</u>. The Company will engage and maintain, at its expense, a registrar and transfer agent for the Offered Shares.

2.12 <u>Non-Solicitation and Non-Hire</u>. During the term of this Agreement and for a period of one (1) year after the Termination Date (defined below), none of the Company, or any of their respective affiliates shall (i) solicit,

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induce, recruit, hire or agree to hire or otherwise encourage or entice any employee of the Dealer Manager or any of its affiliates to leave the employ of the Dealer Manager or its affiliates, or in any way interfere with the relationship between Dealer Manager or its affiliates and any employee thereof; provided, however, that the Company shall not be restricted from (a) employing any such person who contacts it on his or her own initiative and without any direct or indirect solicitation by the Company, and (b) advertising in publications or other general solicitations for employment not directed at such persons and the hiring as a result thereof shall not be deemed a violation of this paragraph, or (ii) induce or attempt to induce any customer, supplier, licensee or other business relation of Dealer Manager or its affiliates to cease doing business with, or modify its business relationship with Dealer Manager or its affiliates, or in any way interfere with or hinder the relationship between any such customer, supplier, licensee or business relation and Dealer Manager or its affiliates.

2.13 <u>Information</u>. The Company shall furnish, or arrange to have furnished to the Dealer Manager (a) all information in the Company's control that is material to the Dealer Manager performing dealer manager services in connection with the Offering and (b) all information in the Company's control (including due diligence information) that the Dealer Manager reasonably believes appropriate to performing the dealer manager services described in this Agreement.

2.14 <u>Copies of Registration Statement and Prospectus</u>. The Company will furnish the Dealer Manager with one signed copy of the Registration Statement, including its exhibits, and such additional copies of the Registration Statement, without exhibits, and the Prospectus and all amendments and supplements thereto, which are finally approved by the SEC, as the Dealer Manager may reasonably request for the sale of the Offered Shares.

2.15 <u>Qualification to Transact Business</u>. The Company will take all steps necessary to ensure that at all times the Company will validly exist as a Maryland corporation and will be qualified to do business in all jurisdictions in which the conduct of its business requires such qualification and where such qualification is required under local law.

2.16 <u>Authority to Perform Agreements</u>. The Company undertakes to obtain all consents, approvals, authorizations or orders of any court or governmental agency or body which are required for the Company's performance of this Agreement, the Advisory Agreement and under its charter and bylaws for the consummation of the transactions contemplated hereby and thereby, respectively, or the conducting by the Company of the business described in the Prospectus.

2.17 <u>Authorized Sales Materials</u>. The Company will furnish to the Dealer Manager as promptly as shall be practicable upon request any Authorized Sales Materials (provided that the use of such Authorized Sales Materials has been first approved for use by all appropriate regulatory agencies). Any supplemental sales literature or advertisement, regardless of how labeled or described, used in addition to the Prospectus in connection with the Offering which is furnished or approved by the Company (including, without limitation, Authorized Sales Materials shall, to the extent required, be filed with and, to the extent required, approved by the appropriate securities agencies and bodies, provided that the Dealer Manager will make all FINRA filings, to the extent required. The Company will prepare (or cause to be prepared) all Authorized Sales Materials. Each of the Company and the Advisor will not (and will cause its affiliates to not) (i) show or give to any investor or prospective investor or reproduce any material or writing that is marked "broker-dealer use only" or otherwise bearing a legend denoting that it is not to be used in connection with the sale of Shares to members of the public; and (2) show or give to any investor or prospective investor in a particular jurisdiction any material or writing if such material bears a legend denoting that it is not to be used in connection with the sale of Shares to members of the public in such jurisdiction.

2.18 <u>Certificates of Compliance</u>. The Company shall provide, from time to time, upon reasonable request and reasonable frequency of the Dealer Manager, certificates of its chief executive officer and chief financial officer of compliance by the Company of the requirements of this Agreement.

2.19 <u>Customer Information</u>. The Company shall:

(a) abide by and comply with (A) the privacy standards and requirements of the GLB Act, (B) the privacy standards and requirements of any other applicable federal or state law, and (C) its own internal privacy policies and procedures, each as may be amended from time to time;

(b) refrain from the use or disclosure of nonpublic personal information (as defined under the GLB Act) of all customers who have opted out of such disclosures except as necessary to service the customers or as otherwise necessary or required by applicable law; and

(c) determine which customers have opted out of the disclosure of nonpublic personal information by reviewing the aggregated list of such customers from the Dealer Manager and the Participating Dealers periodically provided to the Company by the Dealer Manager (the "List") to identify customers that have exercised their opt-out rights. Prior to disclosing nonpublic personal information of any customer for purposes other than servicing the customer, or as otherwise required by applicable law, the Company will consult the List to determine whether the affected customer has exercised his or her opt-out rights. Each party understands that it is prohibited from using or disclosing any nonpublic personal information of any customer that is identified on the List as having opted out of such disclosures.

2.20 Certain Payments. Without the prior consent of the Dealer Manager, none of the Company, its Subsidiaries, or any of their respective affiliates will make any payment (cash or non-cash) to any associated person or registered representative of the Dealer Manager.

2.21 Legal Proceedings. The Company will promptly give notice to the Dealer Manager of the occurrence of a Legal Proceeding arising or occurring during the term of this Agreement.

2.22 Exclusivity. The Company and its affiliates will work exclusively with the Dealer Manager to distribute the Offered Shares and securities of the Company during the term of this Agreement. During the term of this Agreement, neither the Company nor its affiliates, nor their representatives on behalf of the Company or its affiliates, shall, directly or indirectly, discuss, negotiate, engage or consider any proposal from any other person or entity for such person or entity to provide dealer manager services to the Company.

3. Expenses and Fees.

3.1 Company Expenses. Subject to the limitations described below, the Company agrees to pay all costs and expenses incident to the Offering, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, including, without limitation, expenses, fees and taxes in connection with: (a) the registration fee, the preparation and filing of the Registration Statement (including without limitation financial statements, exhibits, schedules and consents), the Prospectus, and any amendments or supplements thereto, and the printing and furnishing of copies of each thereof to the Dealer Manager and to Participating Dealers (including costs of mailing and shipment); (b) the preparation, issuance and delivery of certificates, if any, for the Offered Shares, including any stock or other transfer taxes or duties payable upon the sale of the Offered Shares; (c) all fees and expenses of the Company's legal counsel, independent public or certified public accountants and other advisors; (d) the qualification of the Offered Shares for offering and sale under state laws in the states, including the Qualified Jurisdictions, that the Company shall designate as appropriate and the determination of their eligibility for sale under state law as aforesaid and the printing and furnishing of copies of blue sky surveys (including the reasonable legal fees and filing fees and other disbursements of counsel relating thereto); (e) the Dealer Manager's filing for review by FINRA of all necessary documents and information relating to the Offering and the Offered Shares (including the reasonable legal fees and filing fees and other disbursements of counsel relating thereto); (f) the fees and expenses of any escrow agent, transfer agent or registrar for the Offered Shares and miscellaneous expenses referred to in the Registration Statement; (g) all costs and expenses incident to the travel and accommodation of the Advisor's personnel, and the personnel of any sub-advisor designated by the Advisor and acting on behalf of the Company, in making road show presentations and presentations to Participating Dealers and other broker-dealers and financial advisors with respect to the offering of the Offered Shares; (h) the performance of the Company's other obligations hereunder; and (i) all of the expenses of agents of the Company, other than the Dealer Manager, incurred in connection with performing marketing and advertising services for the Company.

3.2 Dealer Manager Expenses. In addition to payment of the Company expenses, the Company shall reimburse the Dealer Manager as provided in the Prospectus for certain costs and expenses incident to each Offering, to the extent permitted pursuant to prevailing rules and regulations of FINRA, including without limitation, the reasonable expenses, fees and taxes incurred in connection with: (a) legal counsel to the Dealer Manager, including fees and expenses incurred prior to the Effective Date, provided such fees and expenses are incurred in relation to the Dealer Manager and provided further that: (i) such fees and expenses do not exceed $200,000 with respect to the Offering under Registration Statement No. 333-175624, and (ii) with respect to the Offering under Registration Statement No 333-200595, such fees and expenses do not exceed $150,000, unless otherwise consented to by the Company in writing, such consent not to be unreasonably withheld, delayed or conditioned; (b) customary travel, lodging, meals and reasonable entertainment expenses incurred in connection with each Offering; (c) attendance at broker-dealer sponsored conferences, educational conferences sponsored by the Company, industry sponsored conferences and informational seminars; and (d) customary promotional items.

3.3 <u>Due Diligence Expenses</u>. In addition to reimbursement as provided under Section 3.2, the Company shall also reimburse the Dealer Manager, or any Participating Dealer, as appropriate, for reasonable bona fide due diligence expenses incurred by the Dealer Manager or any Participating Dealer incident to each Offering. Such due diligence expenses may include travel, lodging, meals and other reasonable out-of-pocket expenses incurred by the Dealer Manager or any Participating Dealer and their personnel when visiting the Company's offices or properties to verify information relating to the Company or its properties. The Dealer Manager or any Participating Dealer shall provide a detailed and itemized invoice to the Company for any such due diligence expenses; provided, however, that the Company shall also reimburse to the Dealer Manager in non-accountable due diligence fees: (a) up to $300,000 for the Offering under Registration Statement No. 333-175624, and (b) such amounts agreed to by the Company's written consent, such consent not to be unreasonably withheld, delayed or conditioned, for the Offering under Registration Statement No. 333-200595.

4. <u>Representations, Warranties and Covenants of Dealer Manager</u>. The Dealer Manager hereby represents and warrants, and covenants and agrees to the Company, as of the date hereof and at all times during the term of this Agreement (provided that, to the extent representations and warranties are given only as of a specified date or dates, the Dealer Manager only makes such representations and warranties as of such date or dates) as follows:

4.1 <u>Good Standing of the Dealer Manager</u>. The Dealer Manager is a limited liability company duly organized and validly existing under the laws of the State of Delaware, with full power and authority to conduct its business and to enter into this Agreement and to perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Dealer Manager and, assuming due authorization, execution and deliver of this Agreement by the Company constitutes a legal, valid and binding agreement of the Dealer Manager enforceable against the Dealer Manager in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, and by general equitable principles relating to the availability of remedies, and except to the extent that the enforceability of the indemnity provisions and the contribution provisions contained in Sections 8 and 9 of this Agreement, respectively, may be limited under applicable securities laws.

4.2 <u>Compliance with Applicable Laws, Rules and Regulations</u>.

(a) The Dealer Manager (i) is duly registered as a broker-dealer pursuant to the provisions of the Exchange Act, (ii) is a member of FINRA in good standing, (iii) is a broker or dealer duly registered as such in those states where the Dealer Manager is required to be registered in order to carry out the Offering as contemplated by this Agreement, and (iv) it has, and its employees and representatives who will perform services hereunder have, all required licenses and registrations to act under this Agreement. There is no provision in the Dealer Manager's FINRA membership agreement that would prohibit or restrict the ability of the Dealer Manager to carry out the Offering as contemplated by this Agreement.

(b) With respect to the Dealer Manager's participation and the participation by each Participating Dealer in the offer and sale of the Offered Shares (including, without limitation any resales and transfers of Offered Shares), the Dealer Manager agrees to comply, and each Participating Dealer shall agree to comply in all material respects, in the executed Participating Broker-Dealer Agreement between such Participating Dealer and the Dealer Manager, in substantially the form attached as Exhibit A to this Agreement, subject to any reasonable adjustments as determined in the sole discretion of the Dealer Manager (the "<u>Participating Dealer Agreement</u>"), with all applicable requirements of (i) the Securities Act, the Securities Act Rules and Regulations, the Exchange Act, the Exchange Act Rules and Regulations and all other federal rules and regulations applicable to the Offering and the

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sale of the Offered Shares, (ii) all applicable state securities or blue sky laws, (iii) FINRA Rules applicable to the Offering, specifically including, but not in any way limited to, Conduct Rules 2340, 2420, 2730, 2740 and 2750 and FINRA Rule 2310, and (iv) the provisions of Section III.C. of the Omnibus Guidelines of the North American Securities Administrators Association, Inc. (the "NASAA Guidelines"). The Dealer Manager agrees that to the extent it executes a Participating Dealer Agreement with a Participating Dealer that deviates in any material respect from the form attached hereto as Exhibit A, that it shall provide to the Company a copy of such agreement and a summary of such deviations.

4.3 Participating Dealers. The Offered Shares shall be offered and sold only by the Dealer Manager and the Participating Dealers the Dealer Manager may retain; provided, however, that (i) each Participating Dealer whom the Dealer Manager retains shall represent to the Dealer Manager that it is (a) duly registered as a broker-dealer pursuant to the provisions of the Exchange Act and a member of FINRA in good standing and (b) duly licensed or registered by the regulatory authorities in the jurisdictions in which they will offer and sell Offered Shares, as set forth in an executed Participating Dealer Agreement between such Participating Dealer and the Dealer Manager and (ii) all such engagements of Participating Dealers are evidenced by written agreements, the terms and conditions of which substantially conform to the Participating Dealer Agreement, subject to any reasonable adjustments as determined in the sole discretion of the Dealer Manager.

4.4 AML Compliance. Although acting as a wholesale distributor and not itself selling shares directly to investors, the Dealer Manager represents to the Company that it has established and implemented anti-money laundering compliance programs in accordance with applicable law, including applicable FINRA Conduct Rules, Exchange Act Regulations and the USA PATRIOT Act, specifically including, but not limited to, Section 352 of the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (the "Money Laundering Abatement Act," and together with the USA PATRIOT Act, the "AML Rules") reasonably expected to detect and cause the reporting of suspicious transactions in connection with the offering and sale of the Offered Shares. The Dealer Manager further represents that it is currently in compliance with all AML Rules, specifically including, but not limited to, the Customer Identification Program requirements under Section 326 of the Money Laundering Abatement Act, and the Dealer Manager hereby covenants to remain in compliance with such requirements and shall, upon request by the Company, provide a certification to the Company that, as of the date of such certification (a) its AML Program is consistent with the AML Rules and (b) it is currently in compliance with all AML Rules, specifically including, but not limited to, the Customer Identification Program requirements under Section 326 of the Money Laundering Abatement Act.

4.5 Accuracy of Information. The Dealer Manager represents and warrants that the information under the caption "Plan of Distribution" in the Prospectus insofar as it relates to the Dealer Manager and all other information furnished to the Company by the Dealer Manager in writing expressly for use in the Registration Statement, any preliminary prospectus, the Prospectus, or any amendment or supplement thereto, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6 Suitability.

(a) Notwithstanding the qualification of the Offered Shares for sale in any respective jurisdiction (or the exemption therefrom), the Dealer Manager will not offer Offered Shares, and will not permit any of its registered representatives to offer Offered Shares, in any jurisdiction unless both the Dealer Manager and such registered representative (i) are duly licensed to transact securities business in such jurisdiction and (ii) have been advised in writing by the Company that the Offered Shares are qualified or registered under the applicable laws of such jurisdiction or that such qualification or registration is not required in such jurisdiction and that the Offered Shares may be offered and sold in such jurisdiction. In its agreement with each Participating Dealer, the Dealer Manager will not allow a Participating Dealer, or any such Participating Dealer's registered representatives, to offer Offered Shares in any jurisdiction unless both the Participating Dealer and such Participating Dealer's registered representative (i) are duly licensed to transact securities business in such jurisdiction and (ii) have been advised in writing by the Company that the Offered Shares are qualified or registered under the applicable laws of such jurisdiction or that such qualification or registration is not required in such jurisdiction and that the Offered Shares may be offered and sold in such jurisdiction.

(b) The Dealer Manager will offer Offered Shares, and in its Participating Dealer Agreement with each Participating Dealer will require that each Participating Dealer agree to offer Offered Shares, only to persons who satisfy the investor suitability standards and minimum investment requirements set forth in the Prospectus or in any suitability letter or memorandum sent to the Dealer Manager by the Company. The Dealer Manager agrees that, in recommending the purchase, sale or exchange of Offered Shares to an investor, the Dealer Manager, or a person associated with the Dealer Manager that makes a recommendation, shall have reasonable grounds to believe, on the basis of information obtained from the investor (and thereafter maintained in the manner and for the period required by the SEC, any state securities commission, FINRA or the Company) concerning the investor's age, investment objectives, other investments, financial situation and needs, and any other information known to the Dealer Manager, or person associated with the Dealer Manager, that the investor (i) can reasonably benefit from an investment in the Shares based on such investor's overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the investor's overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the Shares, (d) the background and qualifications of the Advisor and (e) the tax consequences of the investment. The Dealer Manager or a person associated with the Dealer Manager, will make every reasonable effort to determine that the proposed purchase of Offered Shares is a suitable and appropriate investment for such proposed investor solicited by a person associated with the Dealer Manager. In making the determinations as to financial qualifications and as to suitability required by the NASAA Guidelines, the Dealer Manager and Participating Dealers may rely on (A) representations from investment advisers who are not affiliated with a Participating Dealer, banks acting as trustees or fiduciaries, and (B) information it has obtained from a prospective investor, including such information as the investment objectives, other investments, financial situation and needs of the Person or any other information known by the Dealer Manager (or Participating Dealer, as applicable), after due inquiry. Notwithstanding the foregoing, the Dealer Manager shall not, and each Participating Dealer shall agree not to, execute any transaction in the Company in a discretionary account without prior written approval of the transaction by the customer.

4.7 <u>Recordkeeping</u>. The Dealer Manager agrees to comply, and to require each Participating Dealer to comply, with the record keeping requirements of the Exchange Act, including but not limited to, Rules 17a-3 and 17a-4 promulgated under the Exchange Act. The Dealer Manager further agrees to keep, and to require each Participating Dealer to keep, such records with respect to each customer who purchases Offered Shares, the customer's suitability and the amount of Offered Shares sold, and to retain such records for six years or such period of time as may be required by the SEC, any state securities commission, FINRA or the Company, whichever is later. The Company agrees that the Dealer Manager can satisfy its recordkeeping obligations hereunder by contractually requiring such information to be maintained by the Participating Dealers, investment advisors or banks referred to above in Section 4.6.

In addition, on the 15th day of each month, the Dealer Manager shall provide a list of all purchasers, broker-dealers, gatekeepers, investment advisers and any other financial advisers or intermiediaries who are engaged in the offering of the Company's Offered Shares or with whom the Dealer Manager has initiated oral or written discussions regarding an Offering, together with contact information and sales history for each such person, and copies of any Participating Broker Dealer Agreements, agreements with registered investment advisers or any other contract related to the Offering, to the extent not previously provided, Any breach of this provision shall be subject to a thirty (30) calendar day written notice by the Company to the Dealer Manager and such failure was not cured by the Dealer Manager within such time period.

4.8 <u>Distribution of Prospectuses</u>. The Dealer Manager is familiar with Rule 15c2-8 under the Exchange Act, relating to the distribution of preliminary and final Prospectuses, and confirms that it has complied and will comply therewith.

4.9 <u>Authorized Sales Materials</u>. The Company will provide the Dealer Manager with certain Authorized Sales Materials to be used by the Dealer Manager and the Participating Dealers in connection with the Offering. If the Dealer Manager elects to use such Authorized Sales Materials, then the Dealer Manager agrees that such material shall not be used by it in connection with the Offering and that it will direct Participating Dealers not to make such use of any Authorized Sales Materials unless accompanied or preceded by the Prospectus. The Dealer Manager agrees that it will not use any sales literature or materials other than Authorized Sales Materials provided by the Company. The Dealer Manager shall not, and in its Participating Dealer Agreement with each Participating

Dealer will require that each Participating Dealer agree not to, give or provide any information or make any representation other than those contained in the Prospectus or the Authorized Sales Materials.

4.10 <u>Materials for Broker-Dealer Use Only</u>. The Dealer Manager will not use any "broker-dealer use only" Authorized Sales Materials with members of the public in connection with offers or sales or the Offered Shares.

4.11 <u>Suspension or Termination of Offering</u>. The Dealer Manager agrees, and will require that each of the Participating Dealers agree, to suspend or terminate the offering and sale of the Offered Shares upon request of the Company at any time and to resume offering and sale of the Offered Shares upon subsequent request of the Company.

4.12 <u>Subscription Procedures</u>. The Dealer Manager will comply in all material respects with the subscription procedures and "Plan of Distribution" set forth in the Prospectus, and with respect to any direct sales made by the Dealer Manager, with the transmittal of funds procedures set forth in Section 6.

4.13 <u>Exclusivity</u>. Neither the Dealer Manager, nor any of its affiliates, will serve as the dealer manager or otherwise participate in a selling group distributing securities in the U.S. retail investor market for any (i) fund, limited liability company or partnership investing primarily in secured loans to Middle Market U.S. companies or (ii) business development company, during the term of this Agreement (the "<u>SC Exclusivity</u>"). The Dealer Manager may terminate the SC Exclusivity in its sole discretion if the Company, the Advisor or any of its affiliates commits fraud, bad acts, or otherwise breaches any material terms of this Dealer Manager Agreement. Nothing contained in this Section 4.13, or elsewhere in this Agreement, shall limit, modify or amend any provision, term or understanding agreed upon by the Dealer Manager and the Company, or any other party, under that certain Multi-Party Agreement dated January 28, 2016, by and among the Company, the Advisor, Medley LLC, the Dealer Manager, <u>Strategic Capital Management Holdings, LLC, Carter Validus Securities Holdings, LLC</u> , and Strategic Capital Advisory Services, LLC (the "Multi-Party Agreement").

5. <u>Sale of Offered Shares</u>.

5.1 <u>Compensation</u>.

(a) <u>Selling Commissions</u>. Subject to volume discounts and other special circumstances described in or otherwise provided in the "Plan of Distribution" section of the Prospectus or this Section 5.1, the Company will pay to the Dealer Manager selling commissions in the amount of 7.0% of the gross proceeds of the Offered Shares sold, which commissions will be reallowed to the Participating Dealer who sold the Offered Shares giving rise to such commissions, as described more fully in the Participating Dealer Agreement entered into with such Participating Dealer. The Company will not pay to the Dealer Manager any selling commissions in respect of the purchase of any shares sold pursuant to Sections 5.1(c) below.

(b) <u>Dealer Manager Fee</u>. Subject to volume discounts and other special circumstances described in or otherwise provided for in the "Plan of Distribution" section of the Prospectus or this Section 5.1, the Company will pay to the Dealer Manager a dealer manager fee in the amount of 2.75% of the gross proceeds from the sale of the Offered Shares (the "<u>Dealer Manager Fee</u>"), a portion of which may be reallowed to Participating Dealers (as described more fully in the Participating Dealer Agreement entered into with such Participating Dealer), which reallowance, if any, shall be determined by the Dealer Manager in its discretion based on factors including, but not limited to, the number of shares sold by such Participating Dealer, the assistance of such Participating Dealer in marketing the Offering and due diligence expenses incurred, and the extent to which similar fees are reallowed to participating broker-dealers in similar offerings being conducted during the Offering Period.

(c) <u>Sales to Participating Dealers</u>. As described in the Prospectus, the Dealer Manager may sell Offered Shares to Participating Dealers, their retirement plans, their representatives and the family members, IRAs and qualified plans of their representatives at the public offering price, net of selling commissions. For purposes of this discount, a family member includes such person's spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in law or brother- or sister-in-law.

(d) <u>Payment</u>. All amounts payable to the Dealer Manager pursuant to this Section 5.1 will be paid in full within thirty (30) days after the investor subscribing for the Offered Shares is admitted as a stockholder of the Company.

(e) <u>Underwriting Compensation</u>. Notwithstanding anything to the contrary contained herein, in no event shall the total aggregate underwriting compensation paid by the Dealer Manager to the Participating Dealers participating in each Offering, including, but not limited to, selling commissions, the Dealer Manager Fee and the expense reimbursements set forth in Section 3.2, exceed ten percent (10.0%) of the gross proceeds from the sale of Offered Shares in each Offering as of the end of each Offering.

5.2 <u>Obligations to Participating Dealers</u>. The Company will not be liable or responsible to any Participating Dealer for direct payment of commissions or any reallowance of the Dealer Manager Fee to such Participating Dealer, it being the sole and exclusive responsibility of the Dealer Manager for payment of commissions or any reallowance of the Dealer Manager Fee to Participating Dealers. Notwithstanding the above, the Company, in its sole discretion, may act as agent of the Dealer Manager by making direct payment of commissions or reallowance of the Dealer Manager Fee to such Participating Dealers without incurring any liability therefor.

6. <u>Submission of Orders</u>.

(a) Each person desiring to purchase Offered Shares in the Offering will be required to complete and execute a subscription agreement in the form attached as an appendix to the Prospectus (the "<u>Subscription Agreement</u>") and to deliver to the Dealer Manager or Participating Dealer, as the case may be (the "<u>Processing Broker-Dealer</u>"), such completed Subscription Agreement, together with a check, draft, wire or money order (hereinafter referred to as an "instrument of payment") in the amount of the public offering price per share subscribed for as set forth in a Prospectus , or such discounted purchase price per Share that may apply based upon the available discounts specified in a Prospectus, or such price disclosed by the Company. There shall be a minimum initial purchase by any one purchaser of $2,000 of Offered Shares (except as otherwise indicated in the Prospectus, or in any letter or memorandum from the Company to the Dealer Manager). Minimum subsequent purchases of Offered Shares shall be $500 per transaction. Persons who purchase Offered Shares will be instructed by the Processing Broker-Dealer to make their checks payable to "UMB Bank, N.A., as agent for "Sierra Income Corporation."

(b) The Processing Broker-Dealer receiving a Subscription Agreement and instrument of payment not conforming to the foregoing instructions shall return such Subscription Agreement and instrument of payment directly to such subscriber not later than the end of the next business day following receipt by the Processing Broker-Dealer of such materials. Subscription Agreements and instruments of payment received by the Processing Broker-Dealer which conform to the foregoing instructions shall be transmitted for deposit pursuant to one of the following methods:

(i) where, pursuant to the internal supervisory procedures of the Processing Broker-Dealer, internal supervisory review is conducted at the same location at which Subscription Agreements and instruments of payment are received from subscribers, then, by the end of the next business day following receipt by the Processing Broker-Dealer, the Processing Broker-Dealer will transmit the Subscription Agreements and instruments of payment to the Company or its designated agent; and

(ii) where, pursuant to the internal supervisory procedures of the Processing Broker-Dealer, final internal supervisory review is conducted at a different location (the "<u>Final Review Office</u>"), Subscription Agreements and instruments of payment will be transmitted by the Processing Broker-Dealer to the Final Review Office by end of business of the next business day following receipt thereof by the Processing Broker-Dealer. The Final Review Office will in turn by end of business of the next business day following receipt thereof by the Final Review Office, transmit such Subscription Agreements and instruments of payment to the Company or its designated agent.

(c) Notwithstanding the foregoing, with respect to any Offered Shares to be purchased by a custodial account, the Processing Broker-Dealer shall cause the custodian of such account to deliver a completed

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Subscription Agreement and instrument of payment for such account directly to the Company or its designated agent. The Processing Broker-Dealer shall furnish to the Company or its designated agent with each delivery of instruments of payment a list of the subscribers showing the name, address, tax identification number, state of residence, amount of Offered Shares subscribed for, and the amount of money paid.

(d) The Dealer Manager acknowledges and agrees that the Company reserves the unconditional right to reject any order for any reason.

7. <u>Conditions of the Dealer Manager's Obligations</u>. The Dealer Manager's obligations hereunder shall be subject to the continued accuracy throughout the term of this Agreement of the representations, warranties and agreements of the Company, to the performance by the Company of its obligations hereunder and to the following terms and conditions:

7.1 <u>Effectiveness of Registration Statement</u>. The Registration Statement shall have initially become effective on the Effective Date and, at any time during the term of this Agreement, no stop order shall have been issued or proceedings therefor initiated or threatened by the SEC; and all requests for additional information on the part of the SEC and state securities administrators shall have been complied with and no stop order or similar order shall have been issued or proceedings therefor initiated or threatened by any state securities authority in any jurisdiction in which the Company intends to offer the Offered Shares.

8. <u>Indemnification.</u>

8.1 <u>Indemnified Parties Defined</u>. For the purposes of this Section 8, an entity's "<u>Indemnified Parties</u>" shall include such entity's officers, directors, employees, members, partners, affiliates, agents and representatives, and each person, if any, who controls such entity within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act.

8.2 <u>Indemnification of the Dealer Manager and Participating Dealers</u>. The Company, will indemnify, defend (subject to Section 8.6) and hold harmless the Dealer Manager and the Participating Dealers, and their respective Indemnified Parties, from and against any losses, claims, expenses (including reasonable legal and other expenses incurred in investigating and defending such claims or liabilities), damages or liabilities, joint or several, to which such Participating Dealers or the Dealer Manager, or their respective Indemnified Parties, may become subject, under the Securities Act or the Exchange Act, or otherwise, insofar as such losses, claims, expenses, damages or liabilities (or actions in respect thereof) arise out of or are based upon (a) in whole or in part, any material inaccuracy in a representation or warranty contained herein by any of the Company, any material breach of a covenant contained herein by any of the Company, or any material failure by the Company to perform its obligations hereunder or to comply with state or federal securities laws applicable to the Offering, or (b) any untrue statement or alleged untrue statement of a material fact contained (i) in the Registration Statement or any post-effective amendment thereto or in the Prospectus or any amendment or supplement to the Prospectus or (ii) in any Authorized Sales Materials or (iii) in any blue sky application or other document executed by the Company or on its behalf specifically for the purpose of qualifying any or all of the Offered Shares for sale under the securities laws of any jurisdiction or based upon written information furnished by the Company under the securities laws thereof (any such application, document or information being hereinafter called a "Blue Sky Application"), or (c) the omission or alleged omission to state a material fact required to be stated in the Registration Statement or any post-effective amendment thereof, or in the Prospectus or any amendment or supplement to the Prospectus, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company will reimburse each Participating Dealer or the Dealer Manager, and their respective Indemnified Parties, for any legal or other expenses reasonably incurred by such Participating Dealer or the Dealer Manager, and their respective Indemnified Parties, in connection with investigating or defending such loss, claim, expense, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, expense, damage or liability arises out of, or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Dealer Manager in each case expressly for use in the Registration Statement or any post-effective amendment thereof, or the Prospectus or any such amendment thereof or supplement thereto. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

Notwithstanding the foregoing, the indemnification and agreement to hold harmless provided in this Section 8.2 is further limited to the extent that no such indemnification by the Company of a Participating Dealer or the Dealer Manager, or their respective Indemnified Parties, shall be permitted under this Agreement for, or arising out of, an alleged violation of federal or state securities laws, unless one or more of the following conditions are met: (a) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (b) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or (c) a court of competent jurisdiction approves a settlement of the claims against the particular indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered or sold as to indemnification for violations of securities laws.

8.3 <u>Dealer Manager Indemnification of the Company</u>. The Dealer Manager will indemnify, defend and hold harmless the Company, its Indemnified Parties and each person who has signed the Registration Statement, from and against any losses, claims, damages or liabilities to which any of the aforesaid parties may become subject, under the Securities Act or the Exchange Act, or otherwise, insofar as such losses, claims (including the reasonable cost of investigation), damages or liabilities (or actions in respect thereof) arise out of or are based upon (a) in whole or in part, any material inaccuracy in a representation or warranty contained herein by the Dealer Manager, any material breach of a covenant contained herein by the Dealer Manager or any material failure by the Dealer Manager to perform its obligations hereunder or to comply with state or federal securities laws applicable to the Offering, or (b) any untrue statement or any alleged untrue statement of a material fact contained (i) in any Registration Statement or any post-effective amendment thereto or in the Prospectus or any amendment or supplement to the Prospectus or (ii) in any Authorized Sales Materials or (iii) any Blue Sky Application, or (c) the omission or alleged omission to state a material fact required to be stated in the Registration Statement or any post-effective amendment thereof or in the Prospectus or any amendment or supplement to the Prospectus or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, provided, however, that in each case described in clauses (b) and (c) to the extent, but only to the extent, that such untrue statement or omission was made in reliance upon and in conformity with written information furnished to the Company by the Dealer Manager specifically for use with reference to the Dealer Manager in the Registration Statement or any such post-effective amendments thereof or the Prospectus or any such amendment thereof or supplement thereto, or (d) any use of sales literature by the Dealer Manager that is not Authorized Sales Materials or any use of "broker-dealer use only" materials with members of the public concerning the Offered Shares by the Dealer Manager, or (e) any untrue statement made by the Dealer Manager or its authorized registered representatives or omission to state a fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading in connection with the offer and sale of the Offered Shares, in each case, other than statements or omissions made in conformity with the Registration Statement, the Prospectus, any Authorized Sales Materials, or any other materials or information furnished by or on behalf of the Company. The Dealer Manager will reimburse the aforesaid parties for reasonable expenses incurred in connection with investigation or defense of such loss, claim, damage, liability or action. This indemnity agreement will be in addition to any liability which the Dealer Manager may otherwise have.

8.4 <u>Participating Dealer Indemnification of the Company</u>. By virtue of entering into the Participating Dealer Agreement, each Participating Dealer severally will agree to indemnify, defend and hold harmless the Company, the Dealer Manager, each of their respective Indemnified Parties, and each person who signs the Registration Statement, from and against any losses, claims, expenses, damages or liabilities to which the Company, the Dealer Manager, or any of their respective Indemnified Parties, or any person who signed the Registration Statement, may become subject, under the Securities Act or otherwise, as more fully described in the Participating Dealer Agreement.

8.5 <u>Action Against Parties; Notification</u>. Promptly after receipt by any indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 8, promptly notify the indemnifying party of the commencement thereof; provided, however, the failure to give such notice shall not relieve the indemnifying party of its obligations hereunder except to the extent it shall have been prejudiced by such failure. In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled, to the extent it may wish, jointly with any other indemnifying party similarly notified, to participate in the defense thereof, with separate counsel. Such participation shall not relieve such indemnifying party of the obligation to reimburse the indemnified party for reasonable legal and other expenses (subject to Section 8.6) incurred by such indemnified party in defending itself, except for such expenses incurred after the indemnifying party has deposited funds sufficient to effect the settlement, with prejudice, of and unconditional release of all liability from, the claim in respect of which indemnity is sought. Any such indemnifying party shall not be liable to any such indemnified party on account of any settlement of any claim or action effected without the consent of such indemnifying party, such consent not to be unreasonably withheld or delayed.

8.6 <u>Reimbursement of Fees and Expenses</u>. An indemnifying party under Section 8 of this Agreement shall be obligated to reimburse an indemnified party for reasonable legal and other expenses as follows:

(a) In the case of the Company indemnifying the Dealer Manager, the advancement of Company funds to the Dealer Manager for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought shall be permissible only if all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (ii) the legal action is initiated by a third party who is not a stockholder of the Company or the legal action is initiated by a stockholder of the Company acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iii) the Dealer Manager undertakes to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which the Dealer Manager is found not to be entitled to indemnification.

(b) In any case of indemnification other than that described in Section 8.6(a) above, the indemnifying party shall pay all legal fees and expenses reasonably incurred by the indemnified party in the defense of such claims or actions; provided, however, that the indemnifying party shall not be obligated to pay legal expenses and fees to more than one law firm in connection with the defense of similar claims arising out of the same alleged acts or omissions giving rise to such claims notwithstanding that such actions or claims are alleged or brought by one or more parties against more than one indemnified party. If such claims or actions are alleged or brought against more than one indemnified party, then the indemnifying party shall only be obliged to reimburse the expenses and fees of the one law firm (in addition to local counsel) that has been participating by a majority of the indemnified parties against which such action is finally brought; and in the event a majority of such indemnified parties is unable to agree on which law firm for which expenses or fees will be reimbursable by the indemnifying party, then payment shall be made to the first law firm of record representing an indemnified party against the action or claim. Such law firm shall be paid only to the extent of services performed by such law firm and no reimbursement shall be payable to such law firm on account of legal services performed by another law firm.

9. <u>Contribution</u>.

(a) If the indemnification provided for in Section 8 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, the Dealer Manager and the Participating Dealer, respectively, from the proceeds of the offering of the Offered Shares pursuant to this Agreement and the relevant Participating Dealer Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, the Dealer Manager and the Participating Dealer, respectively, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

(b) The relative benefits received by the Company, the Dealer Manager and the Participating Dealer, respectively, in connection with the proceeds of the offering of the Offered Shares pursuant to this Agreement and the relevant Participating Dealer Agreement shall be deemed to be in the same respective proportion as the total net proceeds from the offering of the Offered Shares pursuant to this Agreement and the relevant Participating Dealer Agreement (before deducting expenses), received by the Company, and the total selling commissions and Dealer Manager Fees received by the Dealer Manager and the Participating Dealer, respectively, in each case as set forth on the cover of the Prospectus bear to the aggregate initial public offering price of the Offered Shares as set forth on such cover.

(c) The relative fault of the Company, the Dealer Manager and the Participating Dealer, respectively, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact related to information supplied by the Company, or by the Dealer Manager or by the Participating Dealer, respectively, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(d) The Company, the Dealer Manager and the Participating Dealer (by virtue of entering into the Participating Dealer Agreement) agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable contributions referred to above in this Section 9. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 9 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission or alleged omission.

(e) Notwithstanding the provisions of this Section 9, the Dealer Manager and the Participating Dealer shall not be required to contribute any amount by which the total price at which the Offered Shares sold to the public by them exceeds the amount of any damages which the Dealer Manager and the Participating Dealer have otherwise been required to pay by reason of any untrue or alleged untrue statement or omission or alleged omission.

(f) No party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any party who was not guilty of such fraudulent misrepresentation.

(g) For the purposes of this Section 9, the Dealer Manager's officers, directors, employees, members, partners, agents and representatives, and each person, if any, who controls the Dealer Manager within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution of the Dealer Manager, and each of the officers, directors, employees, members, partners, agents and representatives of the Company, respectively, each officer of the Company who signed the Registration Statement and each person, if any, who controls the Company, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution of the Company, respectively. The Participating Dealers' respective obligations to contribute pursuant to this Section 9 are several in proportion to the number of Offered Shares sold by each Participating Dealer and not joint.

10. Term and Termination.

10.1 Term; Termination. This Agreement shall commence as of the date first written above. Unless sooner terminated pursuant to this Section 10.1 or by operation of law, this Agreement shall expire at the termination date of the Offering described in the Prospectus (the period between the original Effective Date of April 16, 2012 and the termination date of any Offering of the Company's Offered Shares under the Registration Statement, is referred to herein as the "Offering Period"; for the avoidance of doubt, the term Offering Period shall include any follow-on offering contemplated in the definition of Registration Statement, above). This Agreement (i) shall automatically terminate at the first occurrence of any of the following events: (a) the expiration of the Offering Period, (b) the date of the dissolution or liquidation of the Company, or (c) the date the Dealer Manager's license or registration to act as a broker-dealer is revoked or suspended by any federal, self-regulatory or state agency and such revocation or suspension is not cured within ten (10) days from the date of such occurrence (and this Agreement shall be deemed to be suspended during revocation or suspension period), (ii) may be terminated by the Company pursuant to Section 10.2 below, and (iii) may be terminated by the Dealer Manager pursuant to Section 10.3 below (the date upon which any of the above occur shall be referred to as the "Termination Date").

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10.2 <u>Termination by the Company</u>.

The Company has the option to terminate this Agreement immediately, subject to any applicable cure period described below, upon written notice of termination from the Company to the Dealer Manager, if any of the following events occur:

(a) a court of competent jurisdiction enters a decree or order for relief in respect of the Dealer Manager in any involuntary case under the applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appoints a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Dealer Manager or for any substantial part of its property or orders the winding up or liquidation of the Dealer Manager's affairs;

(b) the Dealer Manager commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, or consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Dealer Manager or for any substantial part of its property, or makes any general assignment for the benefit of creditors, or fails generally to pay its debts as they become due;

(c) a material breach of this Agreement by the Dealer Manager that materially adversely affects the Dealer Manager's ability to perform its duties under this Agreement, provided that the Dealer Manager does not cure any such material breach within ninety (90) days of receiving notice of such material breach from the Company; or

(d) the Dealer Manager shall have engaged in fraud, criminal conduct, willful misconduct or committed a willful or grossly negligent breach of the Dealer Manager's obligations under this Agreement.

In addition, the Company may terminate this Agreement at any time, for any reason and at its sole discretion, by providing thirty (30) days prior written notice of such termination to the Dealer Manager.

The Dealer Manager agrees that if any of the events specified in subsections (a) or (b) above occur, it will give written notice thereof to the Company within seven (7) days after the occurrence of such event.

10.3 <u>Termination by the Dealer Manager</u>.

The Dealer Manager has the option to terminate this Agreement immediately, subject to any applicable cure period described below, upon written notice of termination from the Dealer Manager to the Company, if any of the following events occur:

(a) a court of competent jurisdiction enters a decree or order for relief in respect of the Company, a Subsidiary, or the Advisor in any involuntary case under the applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appoints a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company, a Subsidiary, or the Advisor or for any substantial part of their property or orders the winding up or liquidation of the Company's, a Subsidiary's or the Advisor's affairs;

(b) the Company, a Subsidiary or the Advisor commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, or consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company, a Subsidiary, or the Advisor or for any substantial part of their property, or makes any general assignment for the benefit of creditors, or fails generally to pay its debts as they become due;

(c) the Company shall have materially changed its investment objective or investment strategy from that included in the Company's Prospectus, as may be amended from time to time, which shall deemed to be material in the event that such revised investment objective or investment strategy expands the scope of exclusivity provided in the Multi-Party Agreement;

(d) a stop order suspending the effectiveness of the Registration Statement shall have been issued

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by the SEC and is not rescinded within 10 business days after the issuance thereof;

(e) the Company shall have engaged in fraud, criminal conduct or willful misconduct or committed a willfully or grossly negligent breach of its respective obligations under this Agreement; or

(f) a material breach of this Agreement by the Company that materially adversely affects the Company's ability to perform its duties under this Agreement, provided that the Company does not cure any such material breach within ninety (90) days of receiving notice of such material breach from the Dealer Manager.

The Company agrees that if any of the events specified in subsections (a) or (b) above occur, it will give written notice thereof to the Dealer Manager within seven (7) days after the occurrence of such event.

10.4 <u>Dealer Manager Obligations Upon Termination</u>. The Dealer Manager, upon the expiration or termination of this Agreement, or assignment pursuant to Section 13.5(b) of this Agreement, shall promptly deposit any and all funds, if any, in its possession which were received from investors for the sale of Offered Shares into the appropriate account designated by the Company for the deposit of investor funds, promptly deliver to the Company all records and documents in its possession which relate to the Offering and are not designated as dealer copies, to the extent not previously provided, provide a list of all purchasers, broker-dealers, gatekeepers, investment advisers and any other financial advisers or intermediaries who are engaged in the Offering of the Company's Offered Shares or with whom the Dealer Manager has initiated oral or written discussions regarding the Offering, together with contact information and sales history for each such person, and notify Participating Dealers of such termination or assignment. The Dealer Manager, at its sole expense, may make and retain copies of all such records and documents, but shall keep all such information confidential. Upon termination or assignment of this Agreement, the Dealer Manager shall use its commercially reasonable best efforts to cooperate with the Company and any other party that may be necessary to accomplish an orderly transfer to a successor entity of the operation and management of the services the Dealer Manager is providing to the Company pursuant to this Agreement. The Dealer Manager will not be entitled to receive any additional fee in connection with the foregoing provisions of this Section 10.4, but the Company will pay or reimburse the Dealer Manager for any expenses reasonably incurred by the Dealer Manager in connection therewith.

10.5 <u>Company Obligations Upon Termination</u>. Upon expiration or termination of this Agreement, the Company shall pay to the Dealer Manager all (a) earned but unpaid compensation and (b) reimbursement for all incurred, accountable expenses to which the Dealer Manager is or becomes entitled under Section 6 hereof at such time as such compensation becomes payable.

11. <u>Survival of Provisions Following Termination</u>. The respective agreements, representations and warranties of the Company, and the Dealer Manager set forth in this Agreement shall remain operative and in full force and effect until the Termination Date regardless of: (a) any investigation made by or on behalf of the Dealer Manager or any Participating Dealer or any person controlling the Dealer Manager or any Participating Dealer or by or on behalf of the Company, or any person controlling the Company; and (b) the delivery of payment for the Offered Shares. Following the Termination Date, this Agreement will become void and there will be no liability of any party to any other party hereto, except for obligations under Sections 3, 5.1, 8, 9, 10, 11 and 13, all of which will survive the termination of this Agreement.

12. <u>Confirmation</u>. The Company hereby agrees and assumes the duty to confirm on its behalf and on behalf of dealers or brokers who sell the Offered Shares all orders for purchase of Offered Shares accepted by the Company. Such confirmations will comply with the rules of the SEC and FINRA, and will comply with applicable laws of such other jurisdictions to the extent the Company is advised of such laws in writing by the Dealer Manager.

13. <u>Miscellaneous</u>.

13.1 <u>Applicable Law; Venue</u>. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS. EACH OF THE PARTIES HERETO WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) RELATED TO OR ARISING OUT OF THIS AGREEMENT. The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in New York, New York for purposes of any suit, action or other proceeding arising from this Agreement and the Offering, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts. Each of the parties hereby consents to and grants any such court jurisdiction over the person of such parties and over the subject matter of any such dispute.

13.2 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts. Each counterpart, when executed and delivered, shall be an original contract, but all counterparts, when taken together, shall constitute one and the same Agreement.

13.3 <u>Entire Agreement</u>. This Agreement and the Exhibit attached hereto constitute the entire agreement among the parties and supersede any prior understanding, whether written or oral, prior to the date hereof with respect to the Offering.

13.4 <u>Successors</u>. This Agreement shall inure to the benefit of and be binding upon the Dealer Manager and the Company and their respective successors and permitted assigns and shall inure to the benefit of the Participating Dealers to the extent set forth in Sections 1 and 5 hereof. Nothing in this Agreement is intended or shall be construed to give to any other person any right, remedy or claim, except as otherwise specifically provided herein.

13.5 <u>Assignment</u>.

(a) Neither the Company, nor the Dealer Manager may assign or transfer any of such party's rights or obligations under this Agreement without the prior written consent of the Dealer Manager, on the one hand, or the Company, on the other hand.

(b) Upon occurrence of a termination event as described in Section 10.2, the Company shall have the right to unilaterally assign the rights and obligations of the Dealer Manager under this Agreement, and, to the extent permitted thereunder, any Participating Broker Dealer Agreement, any agreements with any registered investment advisers or any other contract related to the Offering, to the Company or its designee. Notwithstanding such an assignment, the Dealer Manager shall continue to have any rights set forth under Sections 3, 5.1, 8, 9, 11 and 13, all of which will survive the termination of this Agreement. The Dealer Manager agrees to use commercially reasonable efforts, at no expense to the Dealer Manager, to obtain any requisite consents and to facilitate the assignment of the Participating Broker Dealer Agreements, any agreements with any registered investment advisers or any other contract related to the Offering under this Section 13.5(b). Any breach of the Dealer Manager's obligations under this Section 13.5(b) shall not give rise to any right of damages or off-set or right to withhold any payment due to the Dealer Manager under this Agreement or to Strategic Capital Advisory Services, LLC under the Advisor's limited liability company agreement, as amended from time to time. The Company's sole remedy for any breach under this Section 13.5(b) shall be equitable or injunctive relief.

13.6 <u>Amendment</u>.

(a) This Agreement may be amended only by the written agreement of the Dealer Manager and the Company.

(b) <u>Schedule 1</u> may be amended from time to time with the written consent of the Company and the Dealer Manager. However, the addition or removal of Registration Statements from <u>Schedule 1</u> shall apply only prospectively and shall not affect the respective agreements, representations and warranties of the Company, the Advisor or the Dealer Manager prior to such amendments to <u>Schedule 1</u>. For the avoidance of doubt, the parties acknowledge and agree that, upon the removal of a Registration Statement from <u>Schedule 1</u>, the representations, warranties and covenants in Sections 1 and 2 shall no longer continue to be made with respect to the Offering, the Shares or the Prospectus relating to such Registration Statement.

13.7 <u>Notices</u>. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be deemed given or delivered (a) when delivered personally or by commercial messenger; (b) one business day after deposit with a recognized overnight delivery service, provided such deposit occurs prior to the deadline imposed by such service for overnight delivery; or (c) when transmitted by facsimile, provided confirmation of receipt is received by sender and such notice is sent by an additional method provided hereunder, in each case provided such communication is addressed to the intended recipient thereof as set forth below:

If to the Company:	Sierra Income Corporation
	280 Park Avenue, 6th Floor East
	New York, NY 10017
	Attention: Chief Executive Officer
If to the Dealer Manager:	SC Distributors, LLC
	610 Newport Center Drive, Suite 350
	Newport Beach, CA 92660
	Attention: Patrick Miller, President

Any party may change its address specified above by giving the other party notice of such change in accordance with this Section 13.7.

13.8 <u>Invalid Provision</u>. The invalidity or unenforceability of any provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

13.9 <u>No Partnership</u>. Nothing in this Agreement shall be construed or interpreted to constitute the Dealer Manager or the Participating Dealers as being in association with or in partnership with the Company or one another, and instead, this Agreement only shall constitute the Dealer Manager and Participating Dealers as brokers authorized by the Company to sell and to manage the sale by others of the Offered Shares according to the terms set forth in the Registration Statement, the Prospectus or this Agreement. Nothing herein contained shall render the Dealer Manager or the Company liable for the obligations of any of the Participating Dealers or one another.

13.10 <u>Third Party Beneficiaries</u>. Except for the persons and entities referred to in Sections 8 and 9, there shall be no third party beneficiaries of this Agreement, and no provision of this Agreement is intended to be for the benefit of any person or entity not a party to this Agreement, and no third party shall be deemed to be a beneficiary of any provision of this Agreement. Except for the persons and entities referred to in Sections 8 and 9, no third party shall by virtue of any provision of this Agreement have a right of action or an enforceable remedy against any party to this Agreement. Each of the persons and entities referred to in Sections 8 and 9 shall be a third party beneficiary of this Agreement.

13.11 <u>Nonwaiver</u>. The failure of any party to insist upon or enforce strict performance by any other party of any provision of this Agreement or to exercise any right under this Agreement shall not be construed as a waiver or relinquishment to any extent of such party's right to assert or rely upon any such provision or right in that or any other instance; rather, such provision or right shall be and remain in full force and effect.

13.12 <u>Access to Information</u>. The Company may authorize the Company's transfer agent to provide information to the Dealer Manager and each Participating Dealer regarding recordholder information about the clients of such dealers who have invested with the Company on an on-going basis for so long as such dealer has a relationship with such clients. The Dealer Manager shall require in the Participating Dealer Agreement that Participating Dealers not disclose any password for a restricted website or portion of website provided to such Participating Dealer in connection with the Offering and not disclose to any person, other than an officer, director, employee or agent of such Participating Dealers, any material downloaded from such a restricted website or portion of a restricted website.

13.13 <u>Dealer Manager Information</u>. Prior to the initial Effective Date, the parties will expressly acknowledge and agree as to the information furnished to the Company by the Dealer Manager expressly for use in the

Registration Statement.

      13.14 <u>Promotion of Dealer Manager Relationship</u>. The Company and the Dealer Manager will cooperate with each other in good faith in connection with the promotion or advertisement of their relationship in any release, communication, sales literature or other such materials and shall not promote or advertise their relationship without the approval of the other party in advance, which shall not be unreasonably withheld or delayed.

      If the foregoing correctly sets forth our understanding, please indicate your acceptance thereof in the space provided below for that purpose, whereupon this letter and your acceptance shall constitute a binding agreement between us as of the date first above written.


Very truly yours,

"COMPANY"

SIERRA INCOME CORPORATION

By: _____
Name: Seth Taube
Title: Chairman and Chief Executive Officer

"ADVISOR"

SIC ADVISORS LLC

By: _____
Name: Seth Taube
Title: Chief Executive Officer


Accepted and agreed as of the date first above written:

"DEALER MANAGER"

SC DISTRIBUTORS, LLC

By: _____
Name: Patrick J. Miller
Title: President

Schedule 1

Registration Statement(s)

1. Registration Statement on Form N-2, Commission File No. 333-175624
2. Registration Statement on Form N-2, Commission File No. 333-200595

Accepted and agreed to by the Company, the Advisor and the Dealer Manager as of October 9, 2015.

SIERRA INCOME CORPORATION

By: _____
Name: Seth Taube
Title: Chairman and Chief Executive Officer

SIC ADVISORS LLC

By: _____
Name: Seth Taube
Title: _____

SC DISTRIBUTORS, LLC

By: _____
Name: Patrick J. Miller
Title: President

<u>EXHIBIT A</u>

SIERRA INCOME CORPORATION

Up to $1,500,000,000 in Shares of Common Stock

FORM OF PARTICIPATING BROKER-DEALER AGREEMENT

, 2016

Ladies and Gentlemen:

SC Distributors, LLC, a Delaware limited liability company, as the dealer manager ("**Dealer Manager**") for Sierra Income Corporation, a Maryland Corporation (the "**Company**"), invites you ("**Dealer**") to participate in the distribution of shares of common stock, $0.001 par value per share, of the Company ("**Shares**"), as well as the distribution of Shares that may be offered by the Company from time to time hereafter in a registered public offering (a "**Follow-On Offering**"), unless, in connection with such Follow-On Offering, the Company or the Dealer Manager indicates otherwise, subject to the following terms. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Dealer Manager Agreement between the Dealer Manager and the Company, dated January   , 2012 in the form attached hereto as Exhibit "A" (the "**Dealer Manager Agreement**") and, in the event of a Follow-On Offering, the applicable Dealer Manager Agreement entered into between the Dealer Manager and the Company in connection with such Follow-On Offering (each, a "**Follow-On Dealer Manager Agreement**").

I. Dealer Manager Agreement

By Dealer's acceptance of this Agreement, Dealer will become one of the "Participating Dealers" referred to in the Dealer Manager Agreement and will be entitled and subject to the terms and conditions of the Dealer Manager Agreement, including, but not limited to, Section 8.4 of the Dealer Manager Agreement (or, in the event of a Follow-On Offering, the equivalent section of the applicable Follow-On Dealer Manager Agreement) wherein the Dealers severally agree to indemnify and hold harmless the Company, the Dealer Manager and each of their respective Indemnified Parties.

Dealer hereby agrees to solicit, as an independent contractor and not as the agent of the Dealer Manager or of the Company (or their affiliates), persons acceptable to the Company to purchase the Shares pursuant to the subscription agreement in the form attached to the Prospectus and in accordance with the terms of the Prospectus or, in the event of a Follow-On Offering, the prospectus (a "**Follow-On Prospectus**") and the subscription agreement applicable to such Follow-On Offering. Dealer hereby agrees to use its best efforts to sell the Shares for cash on the terms and conditions stated in the Prospectus (and, in the event of a Follow-On Offering, the applicable Follow-On Prospectus). Nothing in this Agreement shall be deemed or construed to make Dealer an employee, agent, representative or partner of the Dealer Manager, or the Company, and Dealer is not authorized to act for the Dealer Manager or the Company or to make any representations on their behalf except as set forth in the Prospectus (or the applicable Follow-On Prospectus) and such other printed sales literature or other materials furnished to Dealer by the Dealer Manager, provided that the use of such sales literature and other materials has been approved for use in advance by the Company and all appropriate regulatory agencies ("**Supplemental Information**").

II. Submission of Orders

Each person desiring to purchase Shares in the Offering (and/or in any Follow-On Offering) will be required to complete and execute a Subscription Agreement in the form attached as an appendix to the Prospectus (and, in the event of a Follow-On Offering, the applicable Follow-On Prospectus) and to deliver to Dealer such completed Subscription Agreement, together with a check, draft, wire or money order (hereinafter referred to as an "instrument of payment") in the amount of $10.00 per Share subscribed for, or such discounted purchase price per Share that may apply based upon the available discounts specified in the Prospectus (or, in the event of a Follow-On Offering, such amount per Share as set forth in the applicable Follow-On Prospectus). There shall be a minimum initial purchase by any one purchaser of $2,000 of Shares (except as otherwise indicated in the Prospectus, in any letter or memorandum from the Company to the Dealer Manager, or in any Follow-On Prospectus). Minimum subsequent purchases of Shares shall be $500 per transaction (except as otherwise indicated in any Follow-On Prospectus). Until such time as the Company has satisfied the Minimum Offering and released the proceeds from such subscriptions from the Escrow Account (or such greater amount as may be applicable in respect of any greater escrow in respect of subscribers from any state), those persons who purchase Shares will be instructed by the Dealer to make their checks payable to "UMB Bank, N.A., as escrow agent for Sierra Income Corporation" or a reasonable contractor or abbreviation thereof. Thereafter, those persons who purchase Shares will be instructed by the Dealer to make their checks payable to "UMB Bank, N.A., as agent Sierra Income Corporation" The Dealer Manager may authorize Dealer, if Dealer is a "$250,000 broker-dealer," to instruct its customers to make its checks for Shares subscribed for payable directly to the Dealer, in which case the Dealer will collect the proceeds of the subscriber's checks and issue a check made payable to the order of the Escrow Agent or the Company, as the case may be, for the aggregate amount of the subscription proceeds. Subscription Agreements and instruments of payment not conforming to the foregoing instructions shall be returned directly to such subscriber not later than the end of the second business day following receipt by the Dealer of such materials. Subscription Agreements and instruments of payment received by the Dealer which conform to the foregoing instructions shall be transmitted for deposit pursuant to one of the following methods:

(a) Where, pursuant to the internal supervisory procedures of the Dealer, internal supervisory review is conducted at the same location at which Subscription Agreements and instruments of payment are received from subscribers, then, by noon of the next business day following receipt by the Dealer, the Dealer will transmit the Subscription Agreements and instruments of payment to the Escrow Agent or, after the Minimum Offering has been obtained, to the Company or its designated agent; and

(b) Where, pursuant to the internal supervisory procedures of the Dealer, final internal supervisory review is conducted at a Final Review Office, Subscription Agreements and instruments of payment will be transmitted by the Dealer to the Final Review Office by end of business of the next business day following receipt thereof by the Dealer. The Final Review Office will in turn by end of business of the next business day following receipt thereof by the Final Review Office, transmit such Subscription Agreements and instruments of payment to the Escrow Agent or, after the Minimum Offering has been satisfied, to the Company or its designated agent.

(c) Notwithstanding the foregoing, with respect to any Shares to be purchased by a custodial account, Dealer shall cause the custodian of such account to deliver a completed Subscription Agreement and instrument of payment for such account directly to the Escrow Agent. Dealer shall furnish to the Escrow Agent with each delivery of instruments of payment a list of the subscribers showing the name, address, tax identification number, state of residence, amount of Shares subscribed for, and the amount of money paid.

III. Pricing

Except as described in the Prospectus (or the applicable Follow-On Prospectus), the Shares shall be offered to the public at an initial offering price of $10.00 per Share, payable in cash pursuant to the Offering or at such higher price as necessary to ensure that the Shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below the Company's net asset value per share. In the event of a material decline in the Company's net asset value per share, which is considered to be a 5% decrease below the net offering price then in effect, and subject to certain conditions, the offering price will be reduced accordingly.

IV. Dealers' Compensation

Except for discounts and other special circumstances described in or otherwise provided for in the "Plan of Distribution" section of the Prospectus or the Dealer Manager Agreement (or the applicable Follow-On Prospectus or applicable Follow-On Dealer Manager Agreement), Dealer's selling commission applicable to the total public offering price of Shares sold in the primary offering by Dealer that it is authorized to sell hereunder is 7.0% of the gross proceeds of the Shares sold by it and accepted and confirmed by the Company, which commissions will be paid by the Dealer Manager. For these purposes, a "sale of Shares" shall occur if and only if a transaction has closed with a securities purchaser pursuant to all applicable offering and subscription documents and the Company has thereafter distributed the commission to the Dealer Manager in connection with such transaction. The Dealer affirms that the Dealer Manager's liability for commissions payable is limited solely to the proceeds of commissions receivable associated therewith, and the Dealer hereby waives any and all rights to receive payment of commissions due until such time as the Dealer Manager is in receipt of the commission from the Company.

In addition, as set forth in the Prospectus (or the applicable Follow-On Prospectus), the Dealer Manager may, in its sole discretion, reallow a portion of the Dealer Manager Fee to Dealer. Such reallowance, if any, shall be determined by the Dealer Manager in its sole discretion. Reimbursement requests for accountable bona fide due diligence expenses must be made by Dealer within six months of the date of sale of Shares or such requests will not be honored by the Dealer Manager.

The Dealer Manager will reimburse Dealer for reasonable bona fide due diligence expenses incurred by Dealer provided such expenses are provided to Dealer Manager on a detailed and itemized invoice.

Except as otherwise provided herein, all expenses incurred by Dealer in the performance of Dealer's obligations hereunder, including, but not limited to, expenses related to the Offering (or any Follow-On Offering) and any attorneys' fees, shall be at Dealer's sole cost and expense, and the foregoing shall apply notwithstanding the fact that the Offering (or any Follow-On Offering) is not consummated for any reason.

Dealer acknowledges and agrees that no commissions, payments or amount whatsoever will be paid to the Dealer unless or until the gross proceeds of the Shares sold are disbursed to the Company pursuant to the Escrow Agreement (or, in the event of a Follow-On Offering, the equivalent section of the Escrow Agreement). Until the Minimum Offering Requirement, as defined in the Escrow Agreement, is satisfied, subscription proceeds will be held in escrow and, if the Minimum Offering Requirement is not satisfied, subscription proceeds will be returned to the investors in accordance with the Prospectus (or the applicable Follow-On Prospectus) and the Escrow Agreement.

The parties hereby agree that the foregoing selling commissions and Dealer Manager Fees are not in excess of the usual and customary distributors' or sellers' commission received in the sale of securities similar to the Shares, that Dealer's interest in the Offering (or any Follow-On Offering) is limited to such selling commissions from the Dealer Manager and Dealer's indemnity referred to in Section 8.4 of the Dealer Manager Agreement (or, in the event of a Follow-On Offering, the equivalent section of the applicable Follow-On Dealer Manager Agreement), and that the Company is not liable or responsible for the direct payment of such commissions to Dealer.

V. Payment

Payments of selling commissions will be made by the Dealer Manager to Dealer within 10 days of the receipt by the Dealer Manager of the gross commission payments from the Company. Dealer acknowledges that if the Company pays selling commissions to the Dealer Manager, the Company is relieved of any obligation for selling commissions to Dealer. The Company may rely on and use the preceding acknowledgment as a defense against any claim by Dealer for selling commissions the Company pays to Dealer Manager but that Dealer Manager fails to remit to Dealer.

VI. Covenants of Dealer

Prior to participating in the Offering (or any Follow-On Offering), Dealer will have conducted an inquiry such that Dealer has reasonable grounds to believe, based on information made available to Dealer by the Dealer Manager and/or the Company through the Prospectus (or the applicable Follow-On Prospectus), that all material facts are adequately and accurately disclosed in the Prospectus (or the applicable Follow-On Prospectus) and provide a basis for evaluating an investment in the Company and the Shares. Dealer agrees not to rely upon the efforts of the Dealer Manager, which is affiliated with the Company, in determining whether the Company has adequately and accurately disclosed all material facts upon which to provide a basis for evaluating the Company to the extent required by federal or state laws or the Financial Industry Regulatory Authority ("**FINRA**"). Dealer further agrees to conduct its own investigation to make that determination independent of the efforts of the Dealer Manager.

Dealer agrees to retain in its records and make available to the Dealer Manager and to the Company for a period of at least six (6) years following the termination of the Offering (or any Follow-On Offering), or such period of time as may be required by the SEC, any state securities commission, FINRA or the Company, whichever is later, information establishing that each investor who purchases the Shares solicited by Dealer is within the permitted class of investors under the requirements of the jurisdiction in which such purchaser is a resident and the suitability standards set forth in the Prospectus (or the applicable Follow-On Prospectus) and the Subscription Agreement.

Dealer agrees that, prior to accepting a subscription for the Shares, it will inform the prospective investor of all pertinent facts relating to the illiquidity and lack of marketability of the Shares, as appropriate, during the term of the investment but shall not, in any event, make any representation on behalf of the Company except as set forth in the Prospectus (or any Follow-On Prospectus) and any Supplemental Information.

VII. Compliance with Record Keeping Requirements

The Dealer agrees to comply with the record keeping requirements of the Exchange Act, including but not limited to, Rules 17a-3 and 17a-4 promulgated under the Exchange Act. Dealer further agrees to keep such records with respect to each customer who purchases Shares, the customer's suitability and the amount of Shares sold, and to retain such records for six (6) years or such longer period of time as may be required by the SEC, any state securities commission, FINRA or the Company.

VIII. Compliance With Laws

With respect to the Dealer's participation in the offer and sale of the Shares (including, without limitation any resales and transfers of Shares), the Dealer agrees to comply with all applicable requirements of (i) the Securities Act, the Securities Act Rules and Regulations, the Exchange Act, the Exchange Act Rules and Regulations and all other federal laws, rules and regulations applicable to the Offering (or any Follow-On Offering) and the sale of the Shares, (ii) all applicable state securities or blue sky laws, rules or regulations, (iii) FINRA Rules applicable to the Offering (or any Follow-On Offering), specifically including, but not in any way limited to, Conduct Rules 2310, 2340, 2420, 2730, 2740 and 2750, and (iv) the provisions of Section III.C. of the NASAA Guidelines.

IX. Right to Reject Orders or Cancel Sales

All orders, whether initial or additional, are subject to acceptance by and shall only become effective upon confirmation by the Company, which reserves the right to reject any order. Orders not accompanied by a Subscription Agreement and the required instrument of payment for the Shares may be rejected. Issuance and delivery of the Shares will be made only after actual receipt of payment therefore. If any check is not paid upon presentment, or if the Company is not in actual receipt of clearinghouse funds or cash, certified or cashier's check or the equivalent in payment for the Shares within 15 days of sale, the Company reserves the right to cancel the sale without notice. In the event an order is rejected, canceled or rescinded for any reason, Dealer agrees to return to the Dealer Manager any selling commissions theretofore paid with respect to such order.

X. Prospectus, Follow-On Prospectus and Supplemental Information

Dealer is not authorized or permitted to give, and will not give, any information or make any representation concerning the Shares except as set forth in the Prospectus, the Supplemental Information and, in the event of a Follow-On Offering, the applicable Follow-On Prospectus. The Dealer Manager will supply Dealer with reasonable quantities of the Prospectus (and, in the event of a Follow-On Offering, the applicable Follow-On Prospectus), as well as any Supplemental Information, for delivery to investors, and Dealer will deliver a copy of the Prospectus (and, in the event of a Follow-On Offering, the applicable Follow-On Prospectus) as required by the Securities Act, the Exchange Act, and the Securities Act Regulations and the Exchange Act Regulations. Dealer agrees that it will not send or give any Supplemental Information to an investor unless it has previously sent or given a Prospectus (and, in the event of a Follow-On Offering, the applicable Follow-On Prospectus) to that investor or has simultaneously sent or given a Prospectus (and, in the event of a Follow-On Offering, the applicable Follow-On Prospectus) with such Supplemental Information. Dealer agrees that it will not show or give to any investor or prospective investor or reproduce any material or writing that is supplied to it by the Dealer Manager and marked "broker-dealer use only" or otherwise bearing a legend denoting that it is not to be used in connection with the offer or sale of Shares to members of the public. Dealer agrees that it will not use in connection with the offer or sale of Shares any material or writing that relates to another company supplied to it by the Company or the Dealer Manager bearing a legend that states that such material may not be used in connection with the offer or sale of any securities of the Company. Dealer further agrees that it will not use in connection with the offer or sale of Shares any materials or writings that have not been previously approved by the Dealer Manager other than the Prospectus, the Supplemental Information and, in the event of a Follow-On Offering, the Follow-On Prospectus. Dealer agrees, if the Dealer Manager so requests, to furnish a copy of any revised preliminary Prospectus (and, in the event of a Follow-On Offering, the applicable Follow-On Prospectus) to each person to whom it has furnished a copy of any previous preliminary Prospectus (or any applicable Follow-On Prospectus), and further agrees that it will itself mail or otherwise deliver all preliminary and final Prospectuses (and, in the event of a Follow-On Offering, the Follow-On Prospectuses) required for compliance with the provisions of Rule 15c2-8 under the Exchange Act. Regardless of the termination of this Agreement, Dealer will deliver a Prospectus (and, in the event of a Follow-On Offering, the applicable Follow-On Prospectus) in transactions with respect to the Shares for a period of 90 days from the effective date of the Registration Statement or such longer period as may be required by the Exchange Act or the Exchange Act Rules and Regulations thereunder.

XI. License and Association Membership

Dealer's acceptance of this Agreement constitutes a representation to the Company and the Dealer Manager that Dealer is a broker-dealer properly registered with the SEC, duly authorized to sell Shares under federal and state securities laws and regulations and in all states where it offers or sells Shares, and that it is a member in good standing of FINRA. This Agreement shall automatically terminate if Dealer ceases to be a member in good standing of FINRA. Dealer agrees to notify the Dealer Manager immediately if Dealer ceases to be a member in good standing of FINRA.

XII. Anti-Money Laundering Compliance Programs

Dealer's acceptance of this Agreement constitutes a representation to the Company and the Dealer Manager that Dealer has established and implemented an anti-money laundering compliance program ("**AML Program**") in accordance with applicable law, including applicable FINRA Conduct Rules, Exchange Act Regulations and the USA PATRIOT Act, specifically including, but not limited to, Section 352 of the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (the "**Money Laundering Abatement Act**," and together with the USA PATRIOT Act, the "**AML Rules**") reasonably expected to detect and cause the reporting of suspicious transactions in connection with the offering and sale of the Shares. Dealer's acceptance of this Agreement also constitutes a representation to the Company and the Dealer Manager that it is currently in compliance with all AML Rules, specifically including, but not limited to, the Customer Identification Program requirements under Section 326 of the Money Laundering Abatement Act. Dealer Manager hereby covenants to remain in compliance with such requirements and shall, upon request by the Company, provide a certification to the Company that, as of the date of such certification (a) its AML Program is consistent with the AML Rules and (b) it is currently in compliance with all AML Rules, specifically including, but not limited to, the Customer Identification Program requirements under Section 326 of the Money Laundering Abatement Act. Further, Dealer agrees, upon receipt of an "information request" issued under Section 314 (a) of the USA Patriot Act to provide the Financial Crimes Enforcement Network with information regarding: (i) the identity of a specified individual or organization; (ii) account number; (iii) all identifying information provided by the account holder; and (iv) the date and type of transaction. The Dealer Manager from time to time will monitor account activity to identify patterns of unusual size or volume, geographic factors, and any other potential signals of suspicious activity, including possible money laundering or terrorist financing. The Company and the Dealer Manager reserve the right to reject account applications from new customers who fail to provide necessary account information or who intentionally provide misleading information.

XIII. Limitation of Offer

Dealer will offer Shares only to persons who satisfy the investor suitability standards and minimum investment requirements set forth in the Prospectus (or the applicable Follow-On Prospectus) or in any suitability letter or memorandum sent to it by the Company or the Dealer Manager and will only make offers to persons in the jurisdictions in which it is advised in writing by the Company or the Dealer Manager that the Shares are qualified for sale or that such qualification or registration is not required in such jurisdiction and that the Shares may be offered and sold in such jurisdiction. Notwithstanding the qualification of the Shares for sale in any respective jurisdiction (or the exemption therefrom), Dealer represents, warrants and covenants that it will not offer Shares and will not permit any of its registered representatives to offer Shares in any jurisdiction unless both Dealer and such registered representative are duly licensed to transact securities business in such jurisdiction. In offering Shares, Dealer will comply with the provisions of the rules and requirements of FINRA, as well as all other applicable rules and regulations relating to suitability of investors, including without limitation, the provisions of Article III.C. of the NASAA Guidelines.

Dealer agrees that, in recommending the purchase, sale or exchange of Shares to an investor, Dealer, or a person associated with Dealer that makes a recommendation, shall have reasonable grounds to believe, on the basis of information obtained from the investor (and thereafter maintained in the manner and for the period required by the SEC, any state securities commission, FINRA or the Company) concerning the investor's age, investment objectives, other investments, financial situation and needs, and any other information known to Dealer, or person associated with Dealer, that the investor (i) can reasonably benefit from an investment in the Shares based on such investor's overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the investor's overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the Shares, (d) the background and qualifications of the Advisor and (e) the tax consequences of the investment.

XIV. Termination, Amendment and Assignment

Dealer will immediately suspend or terminate its offer and sale of Shares upon the request of the Company or the Dealer Manager at any time and will resume its offer and sale of Shares hereunder upon a subsequent request of the Company or the Dealer Manager. Any party may terminate this Agreement by written notice delivered pursuant to Section XVII below. Such termination shall be effective 48 hours after the mailing of such notice. This Agreement and the exhibits hereto are the entire agreement of the parties and supersede all prior agreements, if any, relating to the subject matter hereof between the parties hereto.

This Agreement may be amended at any time by the Dealer Manager by written notice to Dealer, and any such amendment shall be deemed accepted by Dealer upon placing an order for sale of Shares after it has received such notice.

The Dealer Manager may assign its rights, obligations and interests hereunder to a qualified assignee upon prior written notice to Dealer.

XV. Privacy Laws

The Dealer Manager and Dealer (each referred to individually in this section as "party") agree as follows:

(a) Each party agrees to abide by and comply with (i) the privacy standards and requirements of the Gramm-Leach-Bliley Act of 1999 (the "**GLB Act**"), (ii) the privacy standards and requirements of any other applicable federal or state law, and (iii) its own internal privacy policies and procedures, each as may be amended from time to time.

(b) Each party agrees to refrain from the use or disclosure of nonpublic personal information (as defined under the GLB Act) of all customers who have opted out of such disclosures except as necessary to service the customers or as otherwise necessary or required by applicable law.

(c) Each party shall be responsible for determining which customers have opted out of the disclosure of nonpublic personal information by periodically reviewing and, if necessary, retrieving a list of such customers (the "**List**") as provided by each to identify customers that have exercised their opt-out rights. In the event either party uses or discloses nonpublic personal information of any customer for purposes other than servicing the customer, or as otherwise required by applicable law, that party will consult the List to determine whether the affected customer has exercised his or her opt-out rights. Each party understands that each is prohibited from using or disclosing any nonpublic personal information of any customer that is identified on the List as having opted out of such disclosures.

XVI. Confidentiality of Due Diligence Information

Dealer understands that the Company, Dealer Manager or third party due diligence providers may from time to time furnish Dealer with certain information which is non-public, confidential or proprietary in nature (the "**Due Diligence Information**") in connection with its due diligence obligations under FINRA rules and the federal securities laws. Dealer agrees that the Due Diligence Information will be kept confidential and shall not, without our prior written consent, be disclosed by Dealer, or by Dealer's affiliates, agents, representatives or employees, in any manner whatsoever, in whole or in part, and shall not be used by Dealer, its agents, representatives or employees, other than in connection with Dealer's due diligence evaluation of the Offering (or any Follow-On Offering). Dealer agrees to reveal the Due Diligence Information only to its affiliates, agents, representatives and employees who need to know the Due Diligence Information for the purpose of the due diligence evaluation. Further, Dealer and its affiliates, agents, representatives and employees will not disclose to any person the fact that the Due Diligence Information has been made available to it.

The term Due Diligence Information shall not include information which (i) is already in Dealer's possession or in the possession of Dealer's parent corporation or affiliates, provided that such information is not known by Dealer to be subject to another confidentiality agreement with or other obligation of secrecy to the Company or another party; (ii) is or becomes generally available to the public other than as a result of a disclosure by Dealer, its affiliates, or their respective directors, officers, employees, agents, advisors and representatives in violation of this Agreement; (iii) becomes available to Dealer or its affiliates on a non-confidential basis from a source other than the Company or its advisors, provided that such source is not known by Dealer or its affiliates to be bound by a confidentiality agreement with or other obligation of secrecy to the Company or another party; or (iv) is independently developed by Dealer or by its affiliates without use of the Due Diligence Information.

Dealer agrees that its obligation of non-disclosure, non-use and confidentiality of the Due Diligence Information as set forth herein shall terminate two (2) years after the date on which the Due Diligence Information is received by Dealer.

XVII. Notice

All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered: (i) when delivered personally or by commercial messenger; (ii) one business day following deposit with a recognized overnight courier service, provided such deposit occurs prior to the deadline imposed by such service for overnight delivery; (iii) when transmitted, if sent by facsimile copy, provided confirmation of receipt is received by sender and such notice is sent by an additional method provided hereunder, in each case above provided such communication is addressed to the intended recipient thereof as set forth below:

If to the Dealer Manager: SC Distributors, LLC
610 Newport Center Drive, Suite 350
Newport Beach, California 92660
Facsimile No.:
Attention: Patrick J. Miller, President

If to Dealer, to the address or facsimile number and address specified by Dealer on the signature page hereto.

XVIII. Attorney's Fees; Applicable Law

In any action to enforce the provisions of this Agreement or to secure damages for its breach, the prevailing party shall recover its costs and reasonable attorney's fees. This Agreement shall be construed under the laws of the State of California and shall take effect when signed by Dealer and countersigned by the Dealer Manager.

[SIGNATURE PAGE FOLLOWS]

Sierra Income Corporation

Participating Broker-Dealer Agreement

[SIGNATURE PAGE]

We have read the foregoing Agreement and we hereby accept and agree to the terms and conditions set forth therein.

Dealer: _____ (as shown in FINRA records)

Attention: _____

Address: _____

_____

City: _____

State: _____ Zip Code: _____

Telephone No.: _____

Facsimile No.: _____

E-mail: _____

AGREED TO AND ACCEPTED BY THE DEALER:

By: _____
    Signature

_____
Printed Name

_____
Title

AGREED TO AND ACCEPTED BY
THE DEALER MANAGER:
SC DISTRIBUTORS, LLC

By: _____

      Patrick J. Miller
      President

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the captions, "Senior Securities" and "Independent Registered Public Accounting Firm" and to the inclusion of our reports dated March 8, 2016 with respect to the consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, and dated May 6, 2016 with respect to the senior securities table of Sierra Income Corporation as of December 31, 2015 in the Prospectus forming a part of the Post-Effective Amendment No. 1 to the Registration Statement (Form N-2 No. 333-200595) dated May 6, 2016.

/s/ Ernst & Young LLP

New York, New York
May 6, 2016

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Sierra Income Corporation

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Sierra Income Corporation (the "Company"), as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 included in this Registration Statement (Form N-2 No. 333-2000595), and have issued an unqualified opinion herein dated March 8, 2016. We have also audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of December 31, 2013, and 2012, for the years then ended and have issued unqualified opinions thereon (which are not included in the Registration Statement). The senior securities table has been subjected to audit procedures performed in conjunction with the audits of Company's consolidated financial statements. Such information is the responsibility of the Company's management.

Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Section 18 of the Investment Company Act of 1940. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

New York, NY
May 6, 2016